             Filed by Board of Trade of the City of Chicago (CBOT) Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

                                    * * * *

The following letter and attachment thereto were distributed to CBOT members and membership interest holders on May 5, 2000 and are currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                   May 5, 2000

Dear Fellow Member:

The CBOT Board of Directors, at a special meeting today, received a report from the Allocation Committee that was established to consider the allocation of equity and other interests among the various membership classes in connection with the proposed restructuring effort at the Chicago Board of Trade.

The Allocation Committee, comprised of independent Public Directors, made its recommendations after meeting on several occasions, and with input from its outside legal counsel and outside financial advisor. The Committee also reviewed and took into consideration written communications solicited and received from the membership.

After full consideration, the Allocation Committee recommended the following ratio:

Full members:            5.00
Associate members:       1.00
COM members:              .07
IDEM members:             .06
GIM members:              .50

The Board will consider the issue as part of the overall restructuring plan that will be voted on by the Board at a later date and presented to the membership for its consideration. A letter from the Committee communicating its recommendation to the Board is attached.

                                                  Sincerely,


                                                  /s/ David P. Brennan

                                                  David P. Brennan

Attachment

141 W. Jackson Blvd.
Chicago, Illinois 6O604-2994
312 435-3601
Fax: 312 341-3392


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                        Independent Allocation Committee
                      Board of Trade of the City of Chicago
                           141 West Jackson Boulevard
                             Chicago, Illinois 60604

                                   May 5, 2000

Mr. David  P. Brennan
Chairman of the Board
Board of Trade of the City of Chicago
141 West Jackson Boulevard.
Chicago, IL 60604

Dear Mr. Brennan:

      As you know, your Board of Directors established an Independent Allocation Committee comprised of public directors of the Board to recommend a fair allocation of shares in the for-profit Board of Trade that will continue to focus on open-outcry trading ("For-Profit CBOT") and the publicly held electronic interchange ("eBOT") that will result from the proposed restructuring of the CBOT. We are pleased to report that the Independent Committee has completed its work.

      In reaching our conclusion, we considered a variety of approaches and determined that an allocation methodology that takes into account a combination of factors rather than a single factor is appropriate. Although we did not assign specific weight to any particular factor, the Committee did give greater importance to liquidation and voting rights and to the allocation ratio employed in the formation of the Ceres Trading Limited Partnership. Other factors considered by the Committee were the market prices of the various classes of memberships and membership interests and the historical contract volumes associated with these classes. The attached tables summarize the primary allocation methodologies considered by the Committee, including the ownership percentages in For-Profit CBOT and eBOT for each class of membership that would result from such methodologies.

      We have unanimously recommended to your Board that an allocation of shares in both the For-Profit CBOT and eBOT among each full, associate, GIM, COM and IDEM membership in the ratio of 5.00:1.00:0.50:0.07:0.06 is fair. This allocation does not take into account any shares or other consideration issued in the restructuring for the interests that you hold in the Ceres Trading Limited Partnership.

      During the course of our deliberations, the Committee received and considered the opinion of its financial advisor, William Blair & Company, LLC, that the method of allocation recommended by the Committee is fair, from a financial point of view, to each class of membership and membership interest.

      We note that our recommendation, as well as the opinion of William Blair, is based upon a number of important assumptions regarding the nature and form of the proposed restructuring. These assumptions are summarized in the resolution adopted by the Committee with regard to the proposed method of allocation. A copy of this resolution is also attached.

      The Independent Committee carefully reviewed and considered this important issue. The input received from the membership in the form of written correspondence and in the course of direct meetings with our legal and financial advisors is appreciated. We look forward to working with the Board and the membership to achieve a successful restructuring.


                                Very truly yours,

                                James R. Thompson, Chairman
                                Robert S. Hamada
                                Congressman Robert H. Michel
                                Ralph H. Weems

Attachment


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                                        Allocation Options
                    ------------------------------------------------------------------------------------------
                                                                         Seat Market Value
                                                               -----------------------------------                   Independent
                                                                       Median(4)                                      Allocation
Member              Liquidation      Voting         Ceres      -------------------------             Contract          Committee
Class     Seats(2)    Rights         Rights      Formation(3)     1999       1995-1999     Spot(5)   Volume(6)     Recommendation(7)
--------  --------  -----------      ------      ------------  -----------  ------------   -------   ---------     -----------------
Per Share Allocation Reciprocal Ratio(1)
Full      1,402        6.00           6.00           6.00         2.49          1.87        3.99         1.25            5.00

AM          774        1.00           1.00           1.00         1.00          1.00        1.00         1.00            1.00

GIM         184        0.67           0.00           0.50         0.45          0.39        0.36         0.02            0.50

COM         643        0.03           0.00           0.03         0.28          0.29        0.27         0.12            0.07

IDEM        641        0.03           0.00           0.03         0.14          0.09        0.11         0.12            0.06

--------------
(1)   Stated as a multiple of the AM Per Share Allocation Ratio.
(2)   Seat count as of April 5, 2000.
(3) Reflects allocation among the member classes of 70% interest in the Ceres Trading Limited Partnership.
(4)   One and five year periods ending July 21, 1999.
(5)   As of May 4, 2000.
(6)   Based on volume from September 1998 through February 2000.
(7) Reflects allocation of shares of common stock in For-Profit CBOT and eBOT to each full, associate, GIM, COM and IDEM membership, respectively, in the ratio of 5.00:1.00:0.50:0.07:0.06.

                                 Ownership Percentages from Various Allocation Methodologies
                    ------------------------------------------------------------------------------------------
                                                                         Seat Market Value
                                                               -----------------------------------                   Independent
                                                                       Median(3)                                      Allocation
Member              Liquidation      Voting         Ceres      -------------------------             Contract          Committee
Class     Seats(1)    Rights         Rights      Formation(2)     1999       1995-1999     Spot(4)   Volume(5)     Recommendation(6)
--------  --------  -----------      ------      ------------  -----------  ------------   -------   ---------     -----------------
Allocation Percentage Interest
Full      1,402       89.99%         91.57%         90.29%       75.62%        70.58%      83.74%       50.00%          88.07%

AM          774        8.28%          8.43%          8.31%       16.78%        20.86%      11.60%       39.90%           9.72%

GIM         184        1.31%          0.00%          0.99%        1.80%         1.93%       1.00%        0.60%           1.16%

COM         643        0.21%          0.00%          0.21%        3.89%         5.01%       2.58%        4.80%           0.57%

IDEM        641        0.21%          0.00%          0.21%        1.90%         1.62%       1.08%        4.70%           0.48%
                   -----------     ----------     ----------   ----------    ----------  ----------   ----------      ----------
    Total            100.00%        100.00%        100.00%      100.00%       100.00%     100.00%      100.00%         100.00%
                   ===========     ==========     ==========   ==========    ==========  ==========   ==========      ==========

--------------
(1)   Seat count as of April 5, 2000.
(2) Reflects allocation among the member classes of 70% interest in the Ceres Trading Limited Partnership.
(3)   One and five year periods ending July 21, 1999.
(4)   As of May 4, 2000.
(5)   Based on volume from September 1998 through February 2000.
(6) Reflects allocation of shares of common stock in For-Profit CBOT and eBOT to each full, associate, GIM, COM and IDEM membership, respectively, in the ratio of 5.00:1.00:0.50:0.07:0.06.


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on May 16, 2000 and is currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

Board                                                     Secretary's Office
Meeting     Bulletin


The Board of Directors of the Chicago Board of Trade at its regular meeting on Tuesday, May 16, 2000 took the actions summarized below.

                                     . . .

Conducted a comprehensive review and discussion of the CBOT (R) Restructuring initiative, based on reports from the Independent Allocation Committee, the Implementation Committee and the advisors to those Committees. The Board took several actions in this regard as indicated below.

1) By a vote of 18 "Aye" and 4 "Nay", approved and adopted the Independent Allocation Committee Report, including the recommendation of the Independent Allocation Committee regarding the methodology to be used with respect to the allocation of shares of stock in both For-Profit CBOT and the electronic trading company among the Full, Associate, GIM, COM and IDEM memberships and membership interests in the CBOT, subject to any changes in the factors underlying the assumptions that were used or reviewed in the preparation of the Independent Allocation Committee Report and taking into account any adjustments to such allocation resulting from the terms of the Ceres roll-up; provided that the definitive terms and structure of transactions designed to implement subsequent steps of the Restructuring (other than Step One of the Restructuring) shall remain subject to the Board's further review, consideration and approval and the Board's determination at the time of such review and consideration that consummation of the Restructuring on the terms then proposed remains in the best interests of the CBOT and its members and membership interest holders and is fair to all classes of CBOT members and membership interest holders;

                                    -MORE-

                                                                        05/16/00

2)   Reviewed the Restructuring Report submitted by the Implementation
     Committee.

     a) Voted upon and defeated a motion to amend the Restructuring Report as submitted by the Committee by adopting the following provision:

          "In order to help preserve members' assets and help protect their financial and opportunity interests, and to encourage usage of the electronic trading system, that the "Most Favored Nation (MFN)" pricing provision be changed to reflect that the MFN status granting fees to members no higher than the lowest fees charged anyone be permanent rather than expiring at the end of the prescribed 'non-compete' period."

     The Board's vote on this motion was 5 "Aye" and 17 "Nay", recorded as follows:


Director  Cahnman      Nay                   Director  Manning    Nay
          Cashman      Nay                             McMillin   Aye
          Cermak       Nay                             Michel     Nay
          Corvino      Nay                             Riechers   Aye
          Filipowski   Nay                             Sorkin     Nay
          Hamada       Nay                             Thompson   Nay
          Kurzydlo     Aye                             Wallace    Nay
          Lavender     Aye                             Walter     Nay
          Lee          Nay                             Weems      Nay
          Levin        Nay                             Zagotta    Aye

                       Second Vice Chairman            Ryan       Nay
                       First Vice Chairman             Carey      Nay

     b) By unanimous vote, (17 "Aye" and No "Nay") approved and adopted the Restructuring Report of the Chicago Board of Trade, in the form presented to the Board by the Implementation Committee for its review and consideration, with such changes as the Implementation Committee may, consistent with the advice of the Executive Vice President and General Counsel of the CBOT, approve, as a description of the overall strategy with respect to the Restructuring as currently formulated by the Implementation Committee and as currently envisioned by the Board, subject to any changes in the factors underlying the assumptions that were used or reviewed in the preparation of the Restructuring Report; provided that the definitive terms and structure of transactions designed to implement subsequent steps of the Restructuring (other than Step One of the Restructuring) shall remain subject to the Board's further review, consideration and approval and the Board's determination at the time of such review and consideration that consummation of the Restructuring on the terms then proposed remains in the best interests of the CBOT and its members and membership interest holders and is fair to all classes of CBOT members and membership interest holders;

                                    -MORE-

                                                                        05/16/00

3) Approved, for membership ballot vote, propositions which would authorize implementation of "Step One" of the CBOT Restructuring strategy. The primary objective of the first step is to reincorporate the CBOT in Delaware as a Delaware non-stock, not-for-profit corporation.

Materials providing complete details on the Restructuring proposal will be provided to the membership separately.

The Board approved the Restructuring, ballot proposal by a vote of 20 "Aye", 1 "Nay", and 1 Abstention, recorded as follows:

Director  Cahnman      Aye                   Director  Manning    Aye
          Cashman      Aye                             McMillin   Aye
          Cermak       Aye                             Michel     Aye
          Corvino      Aye                             Niciforo   Aye
          Filipowski   Aye                             Riechers   Aye
          Hamada       Aye                             Sorkin     Aye
          Kurzydlo     Nay                             Thompson   Aye
          Lavender     Aye                             Wallace    Aye
          Lee          Aye                             Walter     Aye
          Levin        Aye                             Zagotta    Abstain

                       Second Vice Chairman            Ryan       Aye
                       First Vice Chairman             Carey      Aye

                                     . . .

Reviewed industry input obtained by the Exchange concerning the issue of agricultural contract daily price limits.

This issue was raised as the Exchange prepares to launch the e-cbot/TM/ system later this year in conjunction with the CBOT/Eurex Alliance. Since the Alliance system platform does not have the ability to electronically implement daily price limits, technical staff would be required to manually halt trading when prices reach specified limits. In the electronic environment, halts would apply to all contract months or options strike prices for the duration of the trading session when one contract month or options premium reaches its limit.

                                    -MORE-

                                                                        05/16/00

To reduce the frequency of trading halts, the Board unanimously approved increases in daily price limits for agricultural and metals contracts to the following:

     Corn                      $20 per bushel ($1,000)
     Oats                      $20 per bushel ($1,000)
     Rough Rice                $.50 per cwt. ($1,000)
     Soybeans                  $.50 per bushel ($2,500)
     Soybean Meal              $20 per trading unit ($2,000)
     Soybean Oil               $.02 per trading unit ($1,200)
     Wheat                     $30 per bushel ($1,500)
     Corn Yield Insurance      22.5 bushels ($2,250)
     Kilo Gold                 $75 per trading unit ($2,411.25)
     100 Ounce Gold            $75 per trading unit ($7,500)
     1000 Ounce Silver         $1.50 per trading unit ($1,500)
     5000 Ounce Silver         $1.50 per trading unit ($7,500)

In addition, variable (expanded) price limits would be eliminated for these contracts.

These changes would be implemented concurrently for the electronic and open outcry environments later this year. Subject to CFTC approval.

The Exchange is in the process of gathering input from market participants concerning daily price limits for the Financial complex. Any proposed changes in limits for Financial contracts would be considered at a later date.

                                     * * *

Approved CBOT electronic trading hours as follows, to be effective upon implementation of the CBOT/Eurex Alliance system (e-cbot/TM/) later this year:

          .  Agricultural products - 10:00 p.m. to 6:00 a.m.

          .  Non-agricultural products - 10:00 p.m. to 4:00 p.m.

                                     * * *

Received an Exchange financial update from the Chief Financial Officer.

                                     * * *


                                    -MORE-

                                                                        05/16/00

Based on a Nominating Committee recommendation, approved, for membership ballot vote, proposed amendments to Rule 105.00 which would provide for independent third party administration of the Exchange's absentee membership ballot voting process. (At present, Rule 105.00 requires that the Secretary's Office perform these administrative functions.)

Ballot details will be forthcoming.

                                     * * *

Received and accepted the Chief Financial Officer's reports concerning the financial statements of the Exchange and of Ceres Trading Limited Partnership for the four months ended April 30, 2000.

                                     * * *

Approved the following changes in committee appointments:

30-DAY FED FUNDS PIT COMMITTEE
------------------------------

Remove:   Gregory T. Lyons

MUNICIPAL BOND INDEX PIT COMMITTEE
----------------------------------

Remove:   William K. Beach, Chairman

Change:   Panayotis E. Arvanitis from Vice Chairman to Chairman
          James K. Wrenn from Member to Vice Chairman

DOW JONES FUTURES PIT COMMITTEE
-------------------------------

Remove:   Brian P. Avery, Co-Vice Chairman
          Kevin C. Murphy
          Douglas J. Roch

Add:      Darren S. Bohm
          Thomas J. Feeney
          Brandon M. Schulman
          Sean R. Wade
          Joshua T. Lerner

TECHNOLOGY COMMITTEE
--------------------

Remove:   Stanley W. Koenig, Jr.

                                     * * *

Changed the June Regular Board meeting date from June 20 to Tuesday, June 13, 2000.

                                                                        05/16/00

                                     # # #

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                              *     *     *     *

The following letter was distributed to CBOT members and membership interest holders on May 17, 2000 and is currently available at the Office of the Secretary.


                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                                        May 17, 2000

Dear Fellow Members:

I am very proud and honored to announce that the Board of Directors of the Chicago Board of Trade approved the ballot containing Step One of the restructuring plan. This event is a momentous step forward and a history-making event for our organization. The overall restructuring plan will allow the CBOT to focus on updated open outcry trading, while at the same time capture the growth of electronic trading.

You will shortly be receiving the ballot along with disclosure materials. The ballot seeks the membership's approval to reincorporate the Chicago Board of Trade in Delaware as a Delaware non-stock, not-for-profit corporation. The ballot materials also confirm our intention to form a wholly-owned, for-profit subsidiary through which we will conduct our electronic trading business, part of which is currently operated by Ceres.

The ballot disclosure materials will provide additional information on the legal actions required to implement Step One of the restructuring, certain changes in member rights and obligations after reincorporation in Delaware and the procedure for and timing of the member vote. Step One of the restructuring is expected to be implemented as soon as practicable following approval by the members in this member vote, as described in the ballot disclosure.

In the next few days, we will also send each of you a special report setting forth the current recommendations of the Implementation Committee. We are providing you with this report because we believe it is extremely important to inform the membership of the overall restructuring plan beyond Step One. This plan was reviewed and adopted by the Board at today's meeting as the current vision of the overall restructuring strategy. The subsequent steps of the restructuring plan would be implemented as soon as practicable following subsequent membership approval and subject to receiving certain regulatory approvals and a favorable ruling from the Internal Revenue Service.

I would like to express my gratitude to the Restructuring Task Force, a task force comprised of directors and members, which contributed a tremendous amount of work to the development of this plan. I would also like to thank the Implementation Committee of the Board of Directors, which is comprised of Charlie Carey, Flip Filipowski, Harold Lavender, Peter Lee, Veda Kaufman Levin, Jamie McMillin, Joe Niciforo and Mike Ryan. My thanks also go out to the Independent Allocation Committee of the Board of Directors, which is chaired by Governor Thompson and comprised of Dr. Robert S. Hamada, Robert H. Michel and Ralph H. Weems.

This is a historic time for the Chicago Board of Trade. The CBOT has built its leadership position by being highly responsive to customers and having superior management. This restructuring is another ground-breaking step in continuing the CBOT's industry

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                               *    *    *    *

The following letter was distributed to CBOT members and membership interest holders on May 18, 2000 and is currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

May 18, 2000

Dear Fellow Member,

As you know, our Board of Directors has approved a CBOT restructuring plan, and that plan will now be brought to the membership for approval. I would like to personally encourage you to attend a membership meeting to discuss the specifics of this restructuring proposal.

     2:30 p.m.
     Thursday, May 25th
     Soybean Pit
     Agricultural Trading Floor

As a member, your involvement in this voting process is critical to the future of our exchange. If you are unable to attend Thursday's meeting, it will be broadcast on Membernet. I thank you for your participation.

Sincerely,


/s/ David P. Brennan

David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                               *    *    *    *

                                                   [LOGO] Chicago Board of Trade

The following letter was distributed to CBOT members and membership interest holders on May 19, 2000 and is currently available at the Office of the Secretary.

David P. Brennan
Chairman of the Board

                         Important Restructuring Update
May 19, 2000

Dear Fellow Member,

As you know, the Board of Directors approved moving forward with Step One of the CBOT restructuring and has directed that it be submitted to the membership for approval. I am writing to keep you abreast of the upcoming membership mailings and the Member Floor Meeting regarding the restructuring. We have planned the following for the next several days:

Today, we will mail out the Restructuring Report to all members. This is a comprehensive report on the overall restructuring strategy including the steps beyond Step One. This report was prepared by the Implementation Committee and unanimously adopted by our Board of Directors. The exciting strategy contained in this report will help to position the CBOT to compete in the rapidly changing global marketplace.

On Thursday, May 25th, we will hold a Member Floor Meeting at 2:30 p.m. in the Soybean pit on the trading floor. At this time we will discuss what the Board approved and adopted at the May 16th Board of Directors meeting and take questions from members. For those members who cannot attend in person, you can listen to the floor meeting on MemberNet (www.membernet.cbot.com).

Forthcoming, we currently anticipate mailing out a series of Questions and Answers. This document is intended to respond to questions that may arise in connection with the restructuring and the upcoming member ballot.

We believe that the restructuring strategy will prepare the Board of Trade to continue its leadership position in the future. We appreciate your continued support during this time of change. Please continue to provide any input or questions that you may have to the Implementation Committee. We can also be reached in the following ways:

Email: restructuring@cbot.com
Restructuring Hotline: (847) 326-0926
Restructuring Voice Mailbox: (312) 347-5102

Sincerely,


/s/ David P. Brennan

David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                              *     *     *     *

The following letter was distributed to CBOT members and membership interest holders on May 19, 2000 and is currently available at the Office of the Secretary.

                                                [LOGO]    Chicago Board of Trade
David P. Brennan
Chairman of the Board


                                 May 19, 2000

Dear Fellow Members:

I am very proud and honored to present you with the attached restructuring report, which further refines the restructuring strategy for the Chicago Board of Trade that was prepared by the Implementation Committee and unanimously adopted by our Board of Directors. This exciting strategy will position the CBOT to compete in the rapidly changing global marketplace.

In addition to this report, you will receive a ballot shortly seeking your vote to approve the initial steps of the restructuring plan. All that you are being asked to approve at this time will be in the ballot. The primary objective of these initial steps is to reincorporate the CBOT in Delaware as a Delaware nonstock, not-for-profit corporation. Only voting members will be presented with the ballot seeking their approval. References in this letter to membership approval refer only to approval by the voting members.

This report has been provided to all members of the CBOT, voting and non-voting, to fully describe the complete restructuring strategy, as currently formulated by the Implementation Committee and as envisioned by the Board of Directors. The specific details of the restructuring strategy, however, are subject to revision in the event of changes in the factors underlying the strategy as currently contemplated. You will be asked to cast your vote to authorize the final terms of the restructuring plan in a subsequent membership vote, and further information regarding the final structure of the plan will be provided to you before that vote is requested.

The overall restructuring strategy calls for demutualization of the CBOT. The CBOT will focus on an updated open outcry platform of trading and will be a for-profit company, closely held by its member stockholders. The current CBOT membership will own the equity in the for-profit company. The CBOT's electronic trading business, part of which is now operated by Ceres Trading Limited Partnership, will be reorganized as a for-profit electronic trading company with a focus and capabilities currently unmatched by other exchanges. This for-profit company is expected to trade all current CBOT contracts, plus additional products, in an environment that will provide direct access to the expanding global trading community. It is expected that equity interests in each new company will be distributed to the CBOT members, almost all of whom are also now limited partners of Ceres. This proposed restructuring should unlock the value inherent in your membership interests.


141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

A for-profit company focused exclusively on electronic trading will allow us to pursue growth opportunities aggressively, as well as seek strategic alliances and partnerships, in a manner designed to capture additional order flow, expand distribution and provide increased access to capital and technology, without compromising the viability of open outcry.

The CBOT must change to thrive in an increasingly competitive environment. This restructuring plan is the "best of all worlds" because it will help us to better serve the trading community, while providing a more stable financial future for our members and customers.

An affirmative two-thirds of the votes present and voted in person or by proxy is required to approve the initial steps of the restructuring plan. After you approve step one of the reorganization of the CBOT as a Delaware not-for-profit corporation, you will be asked to cast one or more additional votes, all of which are currently anticipated to take place later this year, to approve the final terms of the restructuring plan. The initial steps of the restructuring would be implemented as soon as practicable following approval in the first membership vote. The ballot vote is currently expected to be scheduled for late June 2000, followed by a proxy vote shortly thereafter.

As the subsequent steps of the restructuring plan may involve the public offering of securities, we currently expect that a proxy statement containing the final details of the plan, including the conversion of the CBOT into a for-profit corporation and the reorganization of a separate electronic trading company, will be submitted to you in connection with the subsequent membership approval.

There are many fine points that remain to be determined and tax and other regulatory approvals to be obtained. We will be working diligently to resolve these issues. As these issues are resolved, members will receive more information through floor meetings and other presentations and the opportunity to approve these details in a subsequent membership vote.

I would like to express my gratitude and that of the entire Board of Directors to the Restructuring Task Force, a task force comprised of directors and members. They contributed a tremendous amount of work developing this plan. I would also like to thank the Implementation Committee of the Board of Directors, which is comprised of Charlie Carey, Andrew "Flip" Filipowski, Harold Lavender, Peter Lee, Veda Kaufman Levin, Jamie McMillin, Joe Niciforo and Mike Ryan. My thanks also go out to the Independent Allocation Committee of the Board of Directors, which is chaired by Governor Thompson and composed of Dr. Robert S. Hamada, Robert H. Michel and Ralph H. Weems.

This is an historic time for the CBOT. We have built our leadership position by being highly responsive to customers. Restructuring is a necessary step in the CBOT's continuing effort to retain and expand upon our position of leadership in this increasingly global and technologically advanced marketplace. I will be talking with you further about these developments in the very near future.


                                                  Sincerely,

                                                  /s/ David P. Brennan

                                                  David P. Brennan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following publication was distributed to CBOT members and membership interest holders on May 19, 2000 and is currently available at the Office of the Secretary.

Restructuring Report


                            [PICTURE OF THE CBOT BUILDING]





                                                                    May 16, 2000



                                                   [LOGO] Chicago Board of Trade

                             RESTRUCTURING REPORT
                                    OF THE
                            CHICAGO BOARD OF TRADE

                               TABLE OF CONTENTS
                               -----------------

                                                                                                Page
                                                                                                ----
SUMMARY.......................................................................................     1
BACKGROUND AND INTRODUCTION...................................................................     5
THE RESTRUCTURING PLAN........................................................................    10
ONGOING RELATIONSHIPS BETWEEN FOR-PROFIT CBOT AND THE ELECTRONIC TRADING COMPANY..............    14
FINANCING.....................................................................................    16
FEES..........................................................................................    18
CLEARING......................................................................................    18
RESTRUCTURING IMPLEMENTATION..................................................................    19
WHAT MEMBERS WILL RECEIVE.....................................................................    23
TRANSFER OF EQUITY INTERESTS..................................................................    27
TRADING RIGHTS................................................................................    28
CORPORATE GOVERNANCE AND MANAGEMENT...........................................................    31
COMPETITION...................................................................................    34
COMPARISON OF RIGHTS OF MEMBERS OF THE CBOT AND MEMBERS OF THE REORGANIZED
   DELAWARE NFP CBOT..........................................................................    35
THE MEETINGS OF MEMBERS.......................................................................    50
SECURITIES LAW ISSUES.........................................................................    54
TAX CONSIDERATIONS............................................................................    54
CFTC REGULATORY MATTERS.......................................................................    54
CONCLUSION....................................................................................    56

                             RESTRUCTURING REPORT
                                    OF THE
                            CHICAGO BOARD OF TRADE


                                    SUMMARY

The derivatives industry has undergone significant changes over the last several years. Electronic trading has emerged as the dominant mode of trading in the European and Asian exchanges and has experienced continued growth in the United States. Demutualization of exchanges is also sweeping through the country as the New York Stock Exchange ("NYSE") and the Nasdaq Stock Market ("NASDAQ") have announced plans to demutualize, and the Chicago Mercantile Exchange ("CME") has begun to implement its reorganization and demutualization plan. Much of this change is being fueled by the advance of technology and the increased customer demand for cost-efficient, effectively run exchanges.

The Chicago Board of Trade ("CBOT") is being tremendously challenged by these changes. As a leader in the derivatives markets, the membership as well as the industry is looking to the CBOT to define the role of the exchange in the financial markets of the future. One step in this process was the CBOT's alliance with Eurex, the world's largest electronic exchange. The next step is the adoption and implementation of a restructuring plan that is intended to position the CBOT as the leading marketplace of the 21/st/ century.

The process of developing the restructuring plan was initially led by the Restructuring Task Force and subsequently undertaken by the Implementation Committee, each with assistance from outside legal, financial, tax, accounting and other advisors. A number of restructuring alternatives were evaluated by the Restructuring Task Force in order to devise the best plan for all stakeholders involved. Highlights of the currently contemplated restructuring plan as currently enumerated in this report by the Implementation Committee and adopted by the CBOT's Board of Directors ("Board") include:

     . Moving the CBOT to a for-profit Delaware corporate structure, focused on updated open outcry trading with enhanced technology ("For-Profit CBOT");

     . Allocating shares of stock representing both trading rights and equity ownership in For-Profit CBOT to the members;

     . Adopting a streamlined management governance structure at the CBOT with a smaller Board of Directors and a more efficient decision making process that would enhance the CBOT's ability to respond to the rapidly evolving marketplace;

     . Reorganizing CBOT's electronic trading business, part of which is now operated by the Ceres Trading Limited Partnership ("Ceres"), as a for-profit company focused on electronic trading;

     . Allocating shares of stock in the electronic trading company to the members;

     . Unlocking value in current membership interests in the CBOT through a potential initial public offering of the stock of the electronic trading company;

     . Attracting capital for the electronic trading company and potentially the For-Profit CBOT;

     .    Attempting to restructure the CBOT's liabilities;

     . Executing a three-year non-compete and cooperative agreement with the electronic trading company during which time For-Profit CBOT cannot operate an electronic trading system within its corporate structure, except for a small order retail execution-type system; and

     . Establishing exchange fees for CBOT members and their lessees at the reorganized electronic trading company that are no higher than those charged to anyone else for the term of the three-year non-compete and cooperative agreement.

We believe that restructuring is essential for many reasons. Without it, the CBOT may not be able to preserve a viable open outcry exchange capable of competing in the future and at the same time capture the growth of electronic trading. Restructuring is the best way to unlock and maximize the value of CBOT membership. It also enables the CBOT to adopt a business model that will allow it to make the decisive moves required to address competitive challenges, build advantageous strategic alliances and lower costs.

The mechanics of this transaction will take place in various independent steps, each dependent upon membership approval. The first step involves the reincorporation of the CBOT as a Delaware nonstock, not-for-profit company ("Delaware NFP CBOT"). Subsequent to this reincorporation, the CBOT will reorganize and activate the electronic trading company as a wholly owned, independently managed subsidiary of Delaware NFP CBOT.

Subsequent restructuring steps call for the conversion of Delaware NFP CBOT into a Delaware for-profit corporation ("For-Profit CBOT") and for the reorganized electronic company to operate independently of For-Profit CBOT. The State of Delaware has a more developed, modern and flexible body of corporate law than the Illinois law currently applicable to the CBOT. Unlike the law of Illinois to which the CBOT is currently subject, the corporate law of Delaware would permit Delaware NFP CBOT to elect to become a for-profit corporation while also providing flexibility to engage in mergers or other business combinations that might be pursued.

As part of the overall restructuring, CBOT members would receive an allocation of shares of stock in For-Profit CBOT and shares of stock in the electronic trading company. Following this allocation, it is currently expected that the electronic trading company would bring an initial public offering to market. The various subsequent steps may be taken together upon approval in a single member vote or may occur independently of each other pursuant to separate membership approvals.

The purpose of the first member vote is only to approve certain legal steps required to implement the first step of the restructuring. Specifically, as described more fully in the ballot and herein, you will be voting to approve the election by the CBOT to accept the Illinois General Not for Profit Corporation Act of 1986, as amended (the "NFP Act"), that will provide the statutory authority to accomplish the first step of the restructuring, and a related technical amendment to the CBOT's special charter necessary to effect such election. In addition, you will be voting to approve the reincorporation merger of the CBOT with and into Delaware NFP CBOT, with Delaware NFP CBOT as the surviving corporation. In connection with the first member vote, we are providing you with further information relating to the overall restructuring strategy.

The first step of the restructuring would be implemented as soon as practicable following approval by the members in the first member vote as described herein. The subsequent steps of the restructuring would be implemented as soon as practicable following the subsequent membership approvals, subject to receiving required regulatory approvals from the Commodity Futures Trading Commission ("CFTC"), the Securities and Exchange Commission ("SEC") and the Internal Revenue Service ("IRS"). In particular, certain aspects of the membership approvals must be solicited pursuant to a proxy statement/prospectus constituting part of a registration statement filed with and declared effective by the SEC. Proxy statements/prospectuses are anticipated to be submitted to you later this year and the subsequent member vote will be held at least 20 business days after the applicable proxy statement/prospectus has been mailed.

Although the restructuring strategy, as presented herein, contemplates that step one and the subsequent steps of the restructuring are parts of an integrated plan to restructure the CBOT, it is important to note that step one is completely independent of the subsequent steps and step one may, if approved by the membership, be implemented even if the subsequent steps are not brought to a vote by the membership, or brought to a vote by the membership but not approved. The first step of the restructuring plan contemplates certain material changes to the legal status, organization and operation of the CBOT, which may be irreversible. These changes and other changes described herein as part of step one of the restructuring would be implemented as soon as practicable following approval by the membership in the first member vote. It is important for you, therefore, to read the ballot disclosure materials and this report carefully before you make your decision regarding whether you wish to vote to approve step one of the restructuring.

As part of the overall restructuring strategy, members would share ownership in both the restructured For-Profit CBOT and the electronic trading company. After completion of all of the contemplated restructuring transactions, the open outcry company would be a Delaware for-profit corporation. The memberships in the CBOT would become memberships in For-Profit CBOT represented by two classes of stock, one of which would be equity bundled with trading rights designed to replicate the trading rights of the current CBOT members, and the other of which would represent equity only. All holders of current CBOT membership interests will receive shares of stock designed to replicate the trading rights they currently possess. For example, CBOT Full Members will receive shares with rights ensuring that they will continue to possess full trading rights and privileges to trade as principal and broker in all contracts traded on the CBOT.

As a for-profit corporation, the open outcry company may be able to utilize the pure equity class of stock to raise additional capital or to attract strategic investors. In addition, the members of the CBOT would receive equity in the reorganized, for-profit electronic trading company.

If the subsequent steps are not brought to a vote by the membership, however, or if brought to a vote by the membership and not approved, then, provided no further action is taken by the CBOT, the CBOT would remain a Delaware not-for-profit company and would not become a for-profit corporation, nor would it be likely that the electronic company would conduct an initial public offering.

This strategy has been designed to provide the CBOT and the reorganized electronic trading company with significant competitive advantages. We believe that the for-profit open outcry corporation would allow members to continue to benefit from existing operations. The For-Profit CBOT would be, and likely remain, closely held and, to the extent permissible under applicable law, guided by the current membership with excess cash flows directed back into the organization to make investments, reduce costs and provide enhanced member trading opportunity.

We believe that the electronic trading company would provide current members with the opportunity to benefit from the growth in this sector. This company would be focused on rapid growth, increased access for the global trading community, high earnings and the potential for becoming a publicly traded entity.

The Board is presenting this report on the restructuring plan to you because it believes it is the single alternative that most effectively positions the CBOT to remain the center of liquidity, preserves open outcry, enhances governance, maximizes value and creates an exciting, formidable electronic trading company.

This report has been provided to you for informational purposes only and, with respect to the description of the subsequent steps of the restructuring, may not be relied upon in reaching your decision to approve step one of the restructuring strategy. In the event of changes to the significant factors underlying the development of the subsequent steps of the restructuring, as currently contemplated, the form and structure of such subsequent restructuring steps may be revised. The description of the subsequent steps of the restructuring, therefore, may be superseded and replaced by subsequent materials distributed or disclosed to you in connection with a subsequent member approval or otherwise and the descriptions contained herein, in such event, may have no further effect or validity.

                          BACKGROUND AND INTRODUCTION

History of Development of Plan

The CBOT was organized in 1848 as a voluntary, unincorporated association to serve as an open outcry marketplace for the growing agricultural derivatives market. In 1859, the Illinois General Assembly by legislative act granted the CBOT a special charter that incorporated the CBOT. Although the CBOT's special charter does not specifically state that the CBOT is a not-for-profit corporation, Illinois courts have consistently assumed that the CBOT was formed as a not-for-profit corporation and is therefore subject to the Illinois Special Charter Not For Profit Corporations Act, as amended (the "Special Charter Act").

In its 152/nd/ year of operation, the CBOT is a leader in the domestic U.S. listed derivatives market with more than a 40% market share and continues to be one of the world's foremost derivatives exchanges with an 18% share of the global listed derivatives market. The CBOT has one of the strongest brand names in the derivatives markets.

The CBOT enjoys a significant leadership position in the market. However, ensuring its success is becoming increasingly challenging in the face of the rapid changes in the derivatives industry driven by innovations in the computer and communications industries. Pressure from these innovations is already beginning to impact the CBOT. Competitors are developing more efficient electronic marketplaces with greater access.

To meet the growing electronic trading challenges and opportunities, the CBOT undertook the Project A technology initiative and began an alliance with Eurex in 1999. Currently, Ceres and CBOT are jointly investing in the Eurex platform with Eurex. In fact, CBOT and Eurex are in final discussions as to their arrangements for the operation of the Eurex system. While these initiatives are appropriately directed, they do not go far enough in positioning CBOT to remain competitive in the rapidly changing electronic business world.

In early 1999, the CBOT Strategy Committee concluded that changes to the CBOT's current structure were necessary in order to address its competitive challenges. This recommendation was included in the strategic plan approved by the Board in August 1999. The Board of the CBOT established a Restructuring Task Force charged with developing a restructuring plan to modernize the CBOT's structure and governance and position it to compete in the evolving marketplace. The Task Force conducted an extensive strategic evaluation process over approximately six months aided by the staff of the CBOT, A.T. Kearney, a management consulting firm, Merrill Lynch & Co., an investment banking firm, Piper Marbury Rudnick & Wolfe, as special counsel to the Task Force, and Kirkland & Ellis, as counsel to the CBOT and the Board.

The process of developing the restructuring plan began with an extensive assessment of current industry trends and best practices. Based upon this assessment, the Task Force developed objectives for a restructuring plan and a detailed business outline, including restructuring alternatives, for both an open outcry market and an electronic trading network.

In January 2000, the Task Force presented its recommendations to the full Board, which approved the recommendation with respect to the restructuring strategy and appointed an Implementation Committee to further refine the details of the plan. In addition, an Independent Allocation Committee, currently comprised of four of the outside directors of the Board, was appointed to develop a recommendation to the CBOT Board with respect to an appropriate and fair allocation of value among CBOT members in connection with the restructuring, including the allocation of shares in the two new companies.

Assessment of Industry Trends

Current industry dynamics threaten the long-term viability of traditional open outcry exchanges. In fact, in 1999, the all-electronic Eurex exchange overtook the CBOT to become the world's most active derivatives exchange. These dynamics are being driven, in large part, by shifting priorities of investors and members of the exchanges, rapid advances in technology and electronic trading and realignment of key industry players.

     Shifting Priorities of Investors and Members

Institutional investors are demanding liquidity, low cost, efficient trade execution and a sophisticated supporting infrastructure. In turn, members are under increasing pressure from clients and new entrants in the marketplace, and want to preserve the value of their memberships. There is tremendous pressure to reduce costs across the industry. To meet this demand, global financial institutions are increasingly matching internal customer orders, thereby serving as their own de facto exchanges. Additional pressure is placed on the industry by the over-the-counter ("OTC") derivatives market, which is estimated to have grown to over $80 trillion in notional amount. OTC derivatives are also growing faster than traditional exchanges. The emerging competing markets are generally lower cost, more accessible, very focused, afford faster execution and are increasing their liquidity. These pressures are forcing traditional open outcry exchanges, such as the CBOT, to modernize in order to remain competitive.

The CBOT recently has faced operational and financial challenges. The current corporate governance structure is oriented toward supporting individual member opportunities often at the expense of the membership as a whole. The current structure has also made it difficult to make necessary decisions expeditiously regarding technology investments, operational efficiencies, trading practices and incentives.

A new, streamlined business structure that can compete effectively with other open outcry markets, electronic exchanges, electronic communication networks
(ECNs) and other alternative trading platforms is necessary for survival. Such a structure would entail significant changes to the CBOT's corporate governance, management accountability, staffing levels, membership services and member benefits.

     Advances in Technology and Electronic Trading

Technological innovations are creating new competitors and encouraging the rapid development of electronic trading systems that challenge the traditional model of the centralized physical auction market. Since the mid-1990s, open outcry volume traded on derivatives exchanges has declined by over 8%, and electronic trading has grown by more than 24%. Based on industry trends outside the United States, electronic trading is expected to account for virtually all overseas trading in the near future.

Many leading exchanges are already fully electronic and many other leading exchanges are aggressively pursuing an electronic model. Even major securities exchanges such as the NYSE and Nasdaq are under pressure from ECNs. Approximately one dozen ECNs have been established in the United States, many in the last two years, by leading investment banks, broker-dealers and market markers, which are aligning themselves with multiple alternative platforms. For example, Goldman Sachs has an investment in five ECNs. ECNs have already captured one-third of Nasdaq's volume.

The CBOT is under pressure from many potential electronic competitors. Cantor/eSpeed has introduced an electronic trading platform for cash bonds, U.S. Treasury futures and block OTC derivatives trades for large OTC derivatives dealers. BrokerTec, backed by nine of the largest U.S. and European investment banks, plans to provide electronic, inter-dealer brokerage for U.S. Treasuries, Euro-denominated sovereign debt and an electronic exchange platform for futures and other derivatives. BrokerTec's key shareholders provide almost one-third of all of CBOT's fees and order flow.

In addition, on-line auction markets and other e-commerce companies continue to seek to enter and develop new markets and could create a very serious competitive threat to the traditional derivatives marketplace.

     Industry Realignment

Many exchanges that have restructured in response to industry pressures have demutualized and have become for-profit entities. Through demutualization, exchanges are streamlining their corporate governance mechanism, quickening decision-making, improving access to capital and technology, and enhancing their ability to quickly enter into strategic alliances. The CME and the New York Mercantile Exchange (NYMEX) are currently pursuing demutualization plans. Some exchanges are considering IPOs to raise capital necessary for strategic endeavors. The ASX and OM (Sweden) are already publicly-held corporations. The NYSE, Nasdaq and SFE are currently considering IPOs.

In addition to demutualization, the industry is consolidating via mergers and alliances of exchanges in order to achieve the economies of scale necessary to remain competitive in a rapidly changing marketplace. Potential competitors and strategic partners have expressed interest in joining the CBOT in a new electronic trading venture. These opportunities offer the prospect of sharing risk, obtaining seed capital and gaining access to order flow that will enhance the establishment of a viable electronic marketplace.

Objectives of Restructuring

The CBOT must be restructured in response to the changing marketplace in order to meet two principal objectives. First, the CBOT must respond to the technological innovations currently shaping the derivatives market. Second, the current governance structure of the CBOT, slow to respond and oriented towards supporting member opportunity, must adopt a more streamlined decision-making process, focused on maximizing value to the enterprise.

With these two objectives in mind, the Restructuring Task Force evaluated a number of restructuring alternatives. The Restructuring Task Force determined that any new structure would incorporate both an updated open outcry exchange, in response to member demand, and an electronic marketplace, in response to competitive pressures.

Strategic Alternatives Considered for the Future of the CBOT

The Restructuring Task Force considered three principal structural alternatives as well as the associated business, corporate, securities, tax and regulatory issues. Each alternative incorporated a variation of the corporate structure and equity ownership of the entities. The structures considered were:

     . Maintaining the CBOT as a parent and creating a new separate electronic trading subsidiary;

     . Organizing a single demutualized holding company with an open outcry subsidiary and an electronic trading subsidiary; and

     . Reorganizing the CBOT as a for-profit company focused on open outcry trading and also reorganizing the CBOT's electronic trading business as a separate for-profit electronic trading company.

After careful consideration of these alternatives, the Task Force determined that the most beneficial structure would be the third alternative. The Task Force presented this plan to the full Board and, after several meetings to review and consider the proposals, on January 19, 2000, the Board approved a plan reorganizing the CBOT into a for-profit company focused exclusively on updated open outcry trading, and also reorganizing the CBOT's electronic trading business (part of which is now operated by Ceres) into a separate for-profit company focused exclusively on electronic trading.

As autonomous entities, each with a separate business focus, the Board believes that each would be able to make independent strategic business decisions and pursue business opportunities as appropriate. As a "for-profit" company, each would have the financial and decision-making flexibility to pursue alliances and joint ventures, as well as the resources to make necessary technology investments. Furthermore, the Board believes that maintaining a separate, reorganized electronic trading company best positions the membership to benefit from the growth and high market value of electronic trading companies and enables the electronic trading company to attract new management talent with e-business expertise. Merrill Lynch & Co. has advised the Restructuring Task Force that the reorganized electronic trading company would have a higher valuation if it is operated separately from the open outcry company. It is the Board's belief that a separate, reorganized electronic trading company would also be better positioned to attract potential investors and strategic partners.

The overall structure as envisioned by the Board of Directors is illustrated below:

       ---------------------------------------------------------
                             Fully Demutualized as
                            Two Distinct Companies

                   --------------           --------------
                     Members as               Members as
                    Shareholders             Shareholders
                   --------------           --------------


                   --------------           --------------
                    Open Outcry               Electronic
                       Corp.                 Trading Corp.
                   --------------           --------------


                    Demutualized               Demutualized
                     For-Profit                 For-Profit

         Governance:
         . 2 Boards; 2 Managements
       ---------------------------------------------------------

Implementation Committee

On January 19, 2000, the Board also appointed a special Board committee, the Implementation Committee, consisting of nine directors and chaired by David P. Brennan, to develop and recommend to the Board the remaining definitive terms of the transactions designed to implement the restructuring plan. The other members of the Implementation Committee are Charles P. Carey, Andrew J. Filipowski, Harold W. Lavender, Jr., Peter C. Lee, Veda Kaufman Levin, James P. McMillin, Joseph Niciforo and Michael P. Ryan. Piper Marbury Rudnick & Wolfe has acted as special counsel to the Implementation Committee. The Implementation Committee was also advised by Merrill Lynch & Co., A.T. Kearney and Kirkland & Ellis, as counsel to the CBOT and the Board. The Committee has held 15 meetings and established working groups to address specific business, legal and other issues in further refining the restructuring plan.

The terms of the restructuring plan presented in this report reflect the details of the Plan developed by the Implementation Committee to date. The Implementation Committee is continuing to evaluate the proposed terms of the subsequent steps of the restructuring and will present its final recommendations relating to the subsequent steps of the restructuring to the full Board for its approval prior to submitting the definitive terms to you for your approval.

                            THE RESTRUCTURING PLAN

Summary

The overall restructuring plan as currently contemplated provides for membership in the CBOT represented by ownership of two classes of stock, each of which would be distributed to the current membership.

     . One class of stock (Class B) would be bundled with trading rights and would be distributed to current members of the CBOT. Access to trading would be restricted to the owner/holder of the trading rights.

     . A separate class of stock (Class A) representing solely an equity interest in the CBOT and unrelated to the class of stock with bundled trading rights will also be established and distributed to members to provide future flexibility for funding capital needs and attracting strategic investors.

The restructuring plan is designed to enable CBOT members to monetize their equity interests in the CBOT and, as a result, to provide a more liquid investment. Implementation of the restructuring plan may also provide CBOT with additional access to capital to fund new business initiatives.

Following approval of the membership in the first member vote, the CBOT would initially reorganize its electronic trading business as a wholly-owned subsidiary of the CBOT.

After approval of the subsequent steps of the restructuring, the CBOT membership ultimately would receive membership interests represented by equity shares in the for-profit electronic trading company. It is currently contemplated that the electronic trading company might potentially offer additional shares to the public. However, we cannot assure you that an offering will occur.

The first member vote will not constitute a securities offering because Delaware NFP CBOT will be a not-for-profit, nonstock corporation after completion of step one of the restructuring. We currently anticipate, however, that the decision whether to proceed with the for-profit conversion of the CBOT and the allocation of shares in the companies will constitute an offering of securities. Accordingly, members will receive a prospectus/proxy statement in connection with a solicitation of approval for these transactions.

Accordingly, this document is not a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy securities. No offering of securities shall be made except by means of a prospectus declared effective by the SEC under the Securities Act of 1933.

The following sections outline in greater detail the rationale for reorganizing the CBOT as a for-profit company and reorganizing its electronic trading business as a for-profit company, and generally describe each company as it is expected to operate after execution of the overall restructuring strategy. Please note that the descriptions contained herein reflect the current expectations of the Implementation Committee and the Board and the actual operations may differ when each company is managed by its own board of directors and management and upon resolution of the final terms of any agreements described below.

The Reorganized CBOT

The complete restructuring plan calls for the CBOT to reorganize as a for-profit, open outcry company with the objective of providing an updated, efficient, well-managed open outcry trading platform. Its strategic focus is expected to be on maintaining and enhancing liquidity by investing in supporting technologies to capture and efficiently execute trades, while considering changes to trading rules and other measures aimed at retaining and enhancing order flow. We believe that For-Profit CBOT should become more cost-competitive in its operations as well as more streamlined in its decision-making processes. The CBOT is intended to be "for profit" but closely held and, while the for-profit corporate structure will allow for dividend payments, For-Profit CBOT currently is not expected to pay dividends.

Along with establishing and increasing earnings, which will be the primary focus of For-Profit CBOT, membership opportunities and support will continue as priorities of the new organization in accordance with applicable law. While bringing a more formal business discipline to the CBOT is a significant objective of the restructuring plan, the main reasons to become a for-profit corporation are to allow the CBOT to be governed by a more modern and developed body of corporate law in Delaware than that provided by the CBOT's current special charter and the Special Charter Act and to allow for more streamlined corporate governance provisions as discussed below.

A demutualized, for-profit entity will have the operating flexibility to take actions to achieve optimal staffing levels. Variable expenses, such as travel, marketing and support costs, are expected to be analyzed and adjusted accordingly.

In parallel with actions to create a more efficient organization, plans call for active investment in technology to enhance efficiency and effectiveness of operations. These plans include:

     . Utilizing technology, including the global network and the CBOT's Order Direct application programming interface ("API"), to expand the business and enhance order capture and routing capability; and

     . Providing "hit and take" functionality linking the pits to the electronic trading company.

Also, as reorganized, For-Profit CBOT will initially maintain and potentially grow market data revenues by offering value-added information services and a variable fee structure for different customers and trading participants.

Streamlined corporate governance would allow the reorganized open outcry company to redefine the traditional relationship between the exchange and its membership. As described further below, the full restructuring strategy calls for authority to be reallocated from the membership to the Board, which is consistent with modern business models. Business decisions could be reached more quickly, enabling For-Profit CBOT to be more responsive to competitive pressures. Management would be empowered to aggressively pursue business growth opportunities and cost reduction efforts, identify and retain key assets from the current organization and obtain required new capabilities.

The Reorganized Electronic Trading Company

The electronic trading company would continue CBOT's endeavor to build a market leadership position by providing a superior electronic trading platform, initially capitalizing on the CBOT brand and Eurex alliance and providing greater access to a continually expanding global trading community. These clients will not be required to own seats or any other type of membership interests in order to utilize directly the electronic trading platform.

The reorganized electronic trading company is expected to commence operations shortly after the first member vote and is currently expected to trade every product currently offered by the CBOT with full fungibility of such products and clearing functions provided by the Board of Trade Clearing Corporation. Additional products may be developed by the electronic trading company independently of the CBOT. Thus, product offerings at the two companies may change over time.

While the focus would be on creating a cost-competitive trade execution capability, the company would also invest aggressively in technology to maintain and enhance its competitive advantage. This could include developing new business and revenue sources in areas such as business to business e-commerce for commodity trading, direct retail access and franchising its capability to other exchanges and geographies.

As a market leader, the electronic trading company will be designed to bring order flow to the electronic platform by providing incentives to customers to trade products at higher volumes. Part of the investment in business development would also be to support increased access to an expanded trading community. Large business development budgets would be established with the expectation that the electronic trading company would have to provide volume discounts, build access capabilities to specific client segments and offer other incentives to capture order flow.

To ensure its prospects for success, the electronic trading company should be quick to market by activating as soon as possible. Moving rapidly is critical to capture early mover advantages for the new electronic trading company and encourage potential competitors to join in alliances. Strategic investors, including those who can bring order flow as well as equity capital, would be sought out. If market conditions permit, the electronic trading company may seek to raise capital in an initial public offering ("IPO"), although we have been provided no assurances of success in this regard. Management would need to acquire new leadership with e-business expertise and continue to leverage and build on the Eurex alliance. Non-core functions would be outsourced in order to attain a cost structure scalable with volume shifts.

Eurex is expected to provide the technology platform for the electronic trading company for at least the term of the current Eurex agreement, which is not currently expected to terminate until 2004. In addition, the electronic trading company would allow the CBOT members to effect transactions through the electronic trading company from the floor of the CBOT.

Benefits

The Board believes that maintaining two separate, for-profit entities, each with a different focus, should provide both For-Profit CBOT and the electronic trading company with the best chance to succeed, as each can make independent strategic business decisions and pursue business opportunities as they see fit. As for-profit corporations, both companies would have the financial and decision-making flexibility to pursue alliances and joint ventures, as well as the resources to make necessary technological investments. Furthermore, reorganizing CBOT's electronic trading business as a separate, for-profit corporation should better position the membership to benefit from the growth and high market value of such companies. A stand-alone, for-profit electronic trading company would also be better positioned to attract new management talent with necessary e-business experience. Finally, Merrill Lynch & Co. has advised the Board that the electronic trading company will have a higher valuation if it is maintained as a separate entity from the CBOT.

                 ONGOING RELATIONSHIPS BETWEEN FOR-PROFIT CBOT
                      AND THE ELECTRONIC TRADING COMPANY

Even though For-Profit CBOT and the electronic trading company will be reorganized as separate corporations, they will continue to share certain information and resources in order to exploit economies of scale. While final arrangements will need to be negotiated with the management of the electronic trading company, the Board is considering certain cooperative objectives.

There are expected to be no ongoing fees paid by the electronic trading company to For-Profit CBOT for the products of the CBOT traded by the electronic trading company or in consideration of the non-competition agreement.

CBOT members will be afforded full trading rights and privileges to trade at the electronic trading company. CBOT members are expected to be able to access the electronic trading company on the trading floor of the For-Profit CBOT via hand-held electronic devices offering "hit or take" functionality. Any such access would be governed by normal access policies and business rules of the electronic trading company. In addition, For-Profit CBOT will own the Order Direct API, open outcry order routing infrastructure and any enhancements to them. The electronic trading company would own the Values API from the CBOT-Eurex Alliance and any enhancements to it.

Market data services, such as quote and information dissemination, are expected to be operated as a consolidated function within For-Profit CBOT and will be shared by For-Profit CBOT and the electronic trading company for fungible products for an 18-month period, which we currently expect to commence shortly after the electronic trading company is formed. The consolidated market data function will utilize a single set of rules and policies and have only one pricing schedule for both entities. All revenue from the market data function will accrue to For-Profit CBOT for the 18-month period.

For the subsequent 18 months, For-Profit CBOT and the electronic trading company will share revenue. Revenue on raw quotes will be proportioned according to each entity's volume in the applicable contract volume, and revenue on value-added information will be shared based on which entity originated the product or other negotiated terms. Thereafter, the boards of the two entities will decide whether there will be an ongoing consolidation of the market data function. For-Profit CBOT will attempt to grow the revenue of the market data function by:

     . Providing alternative pricing schemes to attract and retain new customers;

     .    Increasing distribution;

     .    Developing, marketing and selling other value added services; and

     .    Seeking opportunities with other exchanges.

The electronic trading company will adopt an approach to market data services related to new, non-fungible products it develops best suited to its needs.

For-Profit CBOT will enter into a non-compete agreement with the electronic trading company pursuant to which For-Profit CBOT will be prohibited from operating an electronic trading system for three years from the date of the agreement. For-Profit CBOT is expected to be free, however, to develop and deploy an electronic small order retail execution-type system.

The electronic trading company will be required to list any new products developed by For-Profit CBOT for the five-year term of the Eurex agreement and, if the electronic trading company does not want to list a new product, For-Profit CBOT will be able to list such products on the electronic trading company's platform at cost and obtain all the revenues from these products.

Following the first membership vote, Delaware NFP CBOT will operate the regulatory function for the electronic trading company until the subsequent membership approval and the separation of the electronic trading company from For-Profit CBOT. Delaware NFP CBOT initially will be legally responsible for performing the self-regulatory duties of the electronic trading company. At this time, no significant change is anticipated in the CBOT's ability to fulfill its regulatory obligations. When the electronic trading company becomes a designated contract market following completion of the restructuring strategy, its board will adopt an approach to regulatory services best suited to its needs.

Until the reorganized electronic trading company becomes a designated contract market as part of the final steps of the restructuring strategy, it is anticipated that there will be one rule book. Between the first member vote and such contract market designation, the Delaware NFP CBOT board of directors will control the rule book.

In addition to the cooperative efforts discussed above, both companies will have a common objective to protect and grow total revenue from the derivatives market.

                                   FINANCING

The allocation of the total cost of restructuring between the CBOT and the restructured electronic trading company is still being reviewed by the Implementation Committee. However, the Board has determined that For-Profit CBOT and the restructured electronic trading company will each be responsible for their own start-up and restructuring costs and ongoing common operating costs.

Based upon a preliminary analysis, it is currently expected that both companies will be able to absorb these costs. As part of the final steps of the restructuring strategy and the reorganization of For-Profit CBOT, the electronic trading company and the CBOT are expected to share the then-existing liabilities expected to approximate $55 million primarily attributable to the development costs of the CBOT/Eurex alliance. The For-Profit CBOT is expected to receive a payment of cash and/or securities in an amount equal to such liabilities.

The actual amount of these liabilities, however, has not been determined and will be subject to a number of factors to be determined in the future. Such factors include, but are not limited to, prevailing conditions in the private equity and public markets at the time of capital raising for the electronic trading company, the financial and operating results of the CBOT and the electronic trading company through the time of payment and the expected results of their operations thereafter, additional amounts advanced, if any, by the CBOT to the electronic trading company in excess of currently expected financings, the mix of cash and securities comprising such payment and the expected value of such securities, and the tax consequences to CBOT and the electronic trading company of such payment and the composition thereof.

Allocation of these liabilities may also be subject to lender consents. Furthermore, the electronic trading company is expected to pay its portion of common operating costs including costs related to the CBOT Registrar's Office for contract deliveries, market data services and regulatory functions.

Potential business expansion plans at the CBOT involving new alliances, markets and products would require significant additional investment capital. For-Profit CBOT also will undertake cost reduction efforts and attempt to restructure its liabilities in order to strengthen its financial position.

The electronic trading company will need to attract capital in order to satisfy its start-up costs and its allocated costs related to the restructuring. We currently expect to seek this financing from venture capital investors and members as well as equity participations from strategic partners who may be able to bring order flow in addition to capital. However, we cannot assure you that this capital will be available to the electronic trading company.

It is anticipated that members may be able to subscribe for common shares in the electronic trading company prior to the initial public offering pursuant to a registered offering or on a private placement basis, as conditions dictate. No decision regarding this subscription offering has been made and, accordingly, we cannot assure you that such a transaction will be pursued or, if pursued, competed.

Further details relating to these financing plans will be discussed if and to the extent they are finalized in connection with the subsequent membership approval.

                                     FEES

Trading fees at both companies will be determined independently by their respective boards of directors and managements. The electronic trading company, however, will establish exchange fees for CBOT members and their lessees that are no higher than those charged to anyone else for the term of the three-year non-compete and cooperative agreement. Large business development budgets are expected to be established by the electronic trading company to build order flow by providing volume discounts, building capabilities for specific client segments and other incentive programs. For-Profit CBOT may engage in similar activities to capture order flow.

                                   CLEARING

It is currently expected that all products at both For-Profit CBOT and the reorganized electronic trading company will be cleared initially through the Board of Trade Clearing Corporation ("BOTCC") pursuant to two separate contracts. These contracts are expected to prohibit any third party from having cross margin benefits or offset with the contracts shared by the For-Profit CBOT and the electronic trading company.

Clearing through BOTCC should provide complete fungibility of products traded at For-Profit CBOT and the electronic trading company. Furthermore, For-Profit CBOT is not expected to pay higher clearing charges than the electronic trading company to BOTCC.

Fungibility of products between the two platforms should benefit For-Profit CBOT as well as the electronic trading company. By sharing liquidity, the open outcry platform would be able to retain order flow that might otherwise migrate to the electronic trading company. Fungibility would also allow market participants to offset their open interests across the two platforms and provide cross-margin benefits through BOTCC. The agreement to provide "hit or take" functionality in the pits would permit open outcry traders to take maximum advantage of the shared liquidity and fungibility. Finally, since the members would own the stock of the electronic trading company upon the allocation of its shares, they would thereby share in the value created at the electronic trading company by virtue of the fungibility of products with For-Profit CBOT.

The Board has entered into discussions with BOTCC regarding these relationships and these terms are subject to BOTCC approval. More information will be forthcoming in connection with the solicitation of subsequent membership approval.

                         RESTRUCTURING IMPLEMENTATION

Reincorporation of CBOT into Delaware For-Profit Corporation

The CBOT is currently organized under its own special charter granted by the Illinois legislature in 1859 and has a status that is generally comparable to that of an Illinois not-for-profit corporation. For corporate law reasons, as part of step one of the restructuring, CBOT would first elect to accept the NFP Act, and then CBOT would merge into a newly formed Delaware not-for-profit, nonstock corporation, Delaware NFP CBOT. Delaware NFP CBOT would be the surviving corporation in this merger.

The State of Delaware has a more developed, modern and flexible body of corporate law than the Illinois law currently applicable to the CBOT. Unlike the law of Illinois which is applicable to the CBOT, the corporate law of Delaware would permit Delaware NFP CBOT to elect to become a for-profit corporation while also providing flexibility to engage in mergers or other business combinations that might be pursued.

As discussed herein, the electronic trading company will be reorganized as a wholly-owned for-profit subsidiary of Delaware NFP CBOT in connection with the first step of the restructuring. The election of the CBOT to accept the NFP Act and the merger of the CBOT into Delaware NFP CBOT would both require an affirmative vote of two-thirds of the votes present and voting in the first member vote.

                                   STEP ONE
                ---------        ---------           ---------
                 Members          Members             Members
                ---------        ---------           ---------


                 -------      ---------------     --------------
                  CBOT  ___\   Illinois NFP         Delaware NFP
                 -------   /                  ___\
                                CBOT             /     CBOT
                              ---------------     --------------

                                              Merger
              (Elects to be    (Illinois not-         (Delaware
               governed by       for-profit        not-for-profit,
              Illinois NFP      corporation            nonstock
                 Act)         under Illinois         corporation)
                                  NFP Act)


                                                 --------------------
                                                  Electronic Trading
                                                  Company Subsidiary
                                                 --------------------

Unlike the laws of most states, including Illinois, Delaware law permits a not-for-profit, nonstock corporation to elect to become a for-profit corporation by amending its certificate of incorporation or merging into a for-profit corporation. Upon approval of the members as part of the subsequent membership approval, Delaware NFP CBOT would amend its certificate of incorporation to become a for-profit, stock corporation organized under the laws of the State of Delaware.

Upon conversion of Delaware NFP CBOT into a for-profit, stock corporation, the existing memberships in Delaware NFP CBOT will be converted into membership interests consisting of two classes of stock of For-Profit CBOT. One class of For-Profit CBOT stock (Class B) would represent equity bundled with trading rights and would entitle the holder thereof to access the open outcry trading platform of For-Profit CBOT. The other class of For-Profit CBOT stock (Class A) would represent pure equity (i.e., no trading rights) in the company. All holders of current CBOT membership interests would receive shares of Class A stock. In addition, each class of existing membership interests would receive shares of a series of Class B stock that corresponds to the specific membership interests currently held. For example, Full Members would receive Class B shares that ensure that they continue to possess full rights and privileges to trade as principal and broker in all contracts traded on For-Profit CBOT.

The amendment of the Delaware NFP CBOT certificate of incorporation to elect for-profit status will be subject to the majority vote of the members present and voting in the subsequent membership approval, according to the terms of the Delaware NFP CBOT certificate of incorporation. As part of the final steps of the restructuring strategy, members would receive an allocation of shares of For-Profit CBOT as described above and shares of common stock of the electronic trading company in what is currently anticipated to be a tax-free transaction. More information about the conversion of memberships in Delaware NFP CBOT into membership interests consisting of stock in For-Profit CBOT and the allocation of the stock of the electronic trading company will be provided to you in connection with a subsequent membership vote.

                      UPON COMPLETION OF THE RESTRUCTURING

                             Fully Demutualized as
                             Two Distinct Companies

                   --------------               --------------
                     Members as                   Members as
                    Shareholders                 Shareholders
                   --------------               --------------

                 -------------------          --------------------
                                               Electronic trading
                   For-Profit CBOT                  Company
                 -------------------          --------------------


                 Delaware for-profit          Delaware for-profit
                  stock corporation            stock corporation

Electronic Trading Company

The electronic trading company will succeed to the electronic trading business of CBOT, including the operations of the "electronic trading" division of Ceres. Ceres currently operates two businesses, the electronic trading division and the foreign consultancy division. Only the electronic trading division will become a part of the electronic trading company in connection with the restructuring. The foreign consulting division will become a part of For-Profit CBOT.

As discussed above, the CBOT's electronic trading business would be reorganized initially as a for-profit Delaware corporation, which would be a wholly-owned subsidiary of Delaware NFP CBOT or an affiliate. It would utilize the Eurex platform for its electronic trading system. Electronic trading rights are not expected to be linked to ownership interests in the electronic trading company or For-Profit CBOT. The electronic trading company is currently expected to offer electronic trading rights in an "open access" environment where clients may directly access its trading capabilities. The access policy will be determined by the board of directors of the electronic trading company and may include institutional, broker/dealer and retail clients as appropriate in response to the evolving marketplace.

     Ceres Trading Limited Partnership

As part of the restructuring, the electronic trading assets of Ceres will be rolled up into the electronic trading company, and the foreign consultancy assets of Ceres will be rolled-up into For-Profit CBOT. The roll-up of Ceres will occur after the CBOT has elected for-profit status.

Ceres has Class A limited partners (70%) and Class B limited partners (20%) that together have a 90% interest in the Ceres electronic trading division. Class A limited partners are members or membership interest holders of CBOT and Class B limited partners are clearing members of CBOT. CBOT holds a 10% general partner interest in Ceres. As part of the formation of the electronic trading company after the first membership vote, it is currently expected that the general partner interest in Ceres held by CBOT would be contributed to the electronic trading company.

Under the terms of the Ceres partnership agreement, this roll-up can be completed without any approvals or action by the limited partners. No vote of For-Profit CBOT members will be required because the roll-up involves a subsidiary or affiliate of For-Profit CBOT rather than For-Profit CBOT itself.

Arthur Andersen LLP has conducted a valuation analysis of Ceres in order to provide their opinion of the fair market value of Ceres and each of the underlying partnership interests. Through its analysis, Arthur Andersen prepared a report dated as of May 16, 2000 and concluded therein that the fair market value of Ceres as of such date was $28,600,000. Accordingly, the allocation of the value of Ceres based on this report would be as follows:

                                                           Valuation
                                                           ---------

          General Partner (CBOT)......................... $ 2,860,000
          Class A Limited Partners.......................  20,020,000
          Class B Limited Partners.......................   5,720,000
                                                          -----------
                                                          $28,600,000

Based on this valuation, if the Ceres roll-up were completed today, it is expected that the limited partners would receive an allocation of Class A shares of For-Profit CBOT equal in value to the amounts set forth above. This valuation analysis would be the method used at later time to allocate consideration for interests in Ceres, subject to a significant change to any factors deemed material to the analysis.

Allocation of Electronic Trading Company Stock

The reorganized electronic trading company will be separate from the CBOT and will operate as an independent for-profit company after the completion of the full restructuring strategy. As part of the final steps of the restructuring, member-shareholders of For-Profit CBOT will receive an allocation of shares of common stock in the electronic trading company. These elements of the final steps of the restructuring will not be effected until an IRS ruling is obtained to the effect that the allocation of shares of the For-Profit CBOT and shares of the electronic trading company will be tax-free to the companies and the members. After the allocation of its common stock to the members, it is expected that the electronic trading company will become an independent company as described below.

Initial Public Offering of Electronic Trading Company

It is currently anticipated that the electronic trading company would undertake an underwritten offering of its common stock to the public (the "IPO"). We believe that an IPO reflects an attractive means of monetizing member's interests and accessing capital for the electronic trading company.

No determination has been made as to the length of time between the reorganization of the electronic trading company and the IPO, which will depend on market conditions at the time, as well as other factors. Although we cannot assure you as to when or whether an IPO will be successfully completed, it is the Board's current belief that the IPO would help ensure that the value of membership after the overall reorganization is greater than the value of CBOT membership currently. It will also provide the electronic trading company with capital to fund its operations, create capabilities to raise capital for future investments and growth, and strengthen its competitive position.

                           WHAT MEMBERS WILL RECEIVE

CBOT membership interests will be affected in material respects by both the first step and the subsequent steps of the proposed restructuring.

Step One As part of the reincorporation of CBOT in Delaware as Delaware NFP CBOT, a Delaware nonstock, not-for-profit corporation, CBOT membership interests will be converted into membership interests in Delaware NFP CBOT. These new membership interests will continue to possess full rights and privileges to trade as principal and broker in all contracts traded at Delaware NFP CBOT. However, as described more fully in "Comparison of Rights of Members of CBOT and the Reorganized Delaware NFP CBOT" herein, certain rights of members will be changed as part of step one of the restructuring but, generally speaking, are expected to be substantially similar in all material respects to members' current rights.

Subsequent      The subsequent steps of the restructuring will involve the
Steps           conversion of Delaware NFP CBOT into For-Profit CBOT, a Delaware for-profit, stock corporation. As part of Delaware NFP CBOT's election to become a for-profit, stock Delaware corporation, the membership interests of Delaware NFP CBOT will be converted into membership interests represented by shares of common stock in For-Profit CBOT. In addition, certain rights of members, including the rights of members to petition and adopt new rules, will be materially changed as part of the subsequent steps of the restructuring. These changes have the effect of reallocating authority from the membership to the board of directors. In addition, the electronic trading company, reorganized in step one as a Delaware for-profit, stock corporation, will allocate stock to the members.

     For-Profit CBOT Stock

As part of the conversion to a Delaware for-profit, stock corporation, it is expected that CBOT memberships will receive two classes of For-Profit CBOT stock. One class (Class B) will combine all current CBOT trading rights and privileges with equity while the other class (Class A) will constitute equity only. For-Profit CBOT may be able to utilize the Class A shares in the future to raise additional capital or attract strategic investors. However, no assurances can be given that capital will be raised or strategic investors attracted. It is currently anticipated that there would be five different series of Class B shares, each corresponding to the existing trading rights of one of the five CBOT membership interests, as follows:

          ------------------------------------------------------
            CBOT Membership              Series of Class B
               Interest                Stock in For-Profit CBOT
          ------------------------------------------------------
           Full                                  B-1
          ------------------------------------------------------
           Associate                             B-2
          ------------------------------------------------------
           GIM                                   B-3
          ------------------------------------------------------
           IDEM                                  B-4
          ------------------------------------------------------
           COM                                   B-5
          ------------------------------------------------------

As part of the restructuring, all CBOT members will receive an allocation of Class A shares and holders of each of the five CBOT membership interests will receive Class B shares of the specific series (B-1 through B-5) that corresponds to the CBOT membership interest held by such member. For example, CBOT Full Members will receive Class A "equity only" shares and will receive Class B-1 shares ensuring that they continue to possess full trading rights and privileges to trade as principal and broker in all contracts traded on the CBOT.


     Electronic Trading Company Stock

As part of the restructuring, CBOT members will also receive an allocation of shares of common stock in the electronic trading company.

     Share Allocation Methodology

Stock in For-Profit CBOT and the reorganized electronic trading company will be allocated to each CBOT member according to the type of membership interest in the CBOT currently held by each member. The vast majority of the total equity interests in For-Profit CBOT, measured by number, is expected to be represented by the Class A shares and a small portion of the equity interests, as well as the trading rights and privileges in the CBOT, is expected to be represented by the Class B shares.

It is currently expected that the electronic trading company will have only one class of common stock, representing 100 percent of its total equity.

In connection with the initial approval of the restructuring strategy, on January 19, 2000, the Board formed an Independent Allocation Committee of the Board of Directors to develop and present a recommendation to the Board with respect to the appropriate and fair allocation of value of For-Profit CBOT and the reorganized electronic trading company among the current CBOT membership. The final decision regarding the allocation of value in For-Profit CBOT and in the electronic trading company, which in the event of a significant change in a factor material to the allocation analysis, may be subject to modification, will not be made by the CBOT Board until immediately prior to submitting the subsequent steps of the restructuring plan to the members. In order to ensure independence and lack of self-interest, the Allocation Committee is currently comprised of four outside directors of CBOT, Dr. Robert S. Hamada, Robert H.

Michel, Ralph H. Weems, and chaired by Governor Thompson. Special counsel to the Independent Allocation Committee is Winston & Strawn and William Blair & Company, L.L.C. is their financial advisor.

As directed, the Allocation Committee has developed an allocation methodology which has been reviewed and approved by the Board. The Committee considered a variety of factors and the allocation methodology takes into account a combination of factors rather than a determination based on a single factor. Although they did not assign specific weight to any particular factor, the Committee did give greater importance to liquidation and voting rights and to the allocation ratio employed in the formation of Ceres. The Allocation Committee did consider seat prices and historical contract volumes. Pursuant to this allocation methodology, the number of Class A and Class B shares in the reorganized For-Profit CBOT and the number of shares of common stock in the reorganized electronic trading company that will be issued to the CBOT members will be determined by the Board immediately prior to the time the registration statement with respect to such stock is declared effective by the SEC. At that time, based on the proposed methodology, and assuming no significant change of a material factor discussed above, we currently expect that the Class A and Class B shares of the reorganized For-Profit CBOT and the common stock of the electronic trading company would be distributed to the CBOT members as follows (without giving effect to the issuance of additional shares in connection with the Ceres roll-up as discussed herein):

     . Each full, Associate, GIM, IDEM and COM membership will receive Class A and Class B shares of For-Profit CBOT and shares in the electronic trading company on a 5.00 - 1.00 - 0.50 - 0.07 - 0.06 basis.

Although we cannot assure you at this time that this will be the allocation of stock in the two companies, because the allocation is subject to Board approval prior to the applicable subsequent membership approval, this is what we currently expect the allocation to be, absent a significant change of a material factor discussed above and subject to any adjustment that may be required to take into account the Ceres roll-up.

In addition, each of the Class A and Class B shares in For-Profit CBOT and the shares of the electronic trading company will represent the right to cast one vote for matters submitted to a vote of shareholders thereof and, therefore, the initial voting power on a membership-interest basis in For-Profit CBOT and the electronic trading company will be distributed according to the ratios set forth above and on the percentage ownership basis set forth in the table below.

As a result of this allocation methodology, set forth below please find a comparison of the ownership percentages of both the For-Profit CBOT and the electronic trading company resulting from the Allocation Committee's recommendation as well as other factors examined by the Allocation Committee:

          Ownership Percentages from Various Allocation Methodologies


                                                                       Seat Market Value
                                                               --------------------------------
Allocation
   of
Percentage
Interest                                                            Median/(3)/                                   Independent
                                                               --------------------
                                                                                                                   Allocation
Member               Liquidation    Voting        Ceres                                           Contract         Committee
Class    Seats/(1)/    Rights       Rights    Formation/(2)/     1999     1995-1999   Spot/(4)/  Volume/(5)/   Recommendation/(6)/
------   ----------  -----------   --------   --------------   --------   ---------   ---------  -----------   -------------------
Full          1,402        89.99%     91.57%           90.29%     75.62%      70.58%      83.74%       50.00%                88.07%
AM              774         8.28%      8.43%            8.31%     16.78%      20.86%      11.60%       39.90%                 9.72%
GIM             184         1.31%      0.00%            0.99%      1.80%       1.93%       1.00%        0.60%                 1.16%
COM             643         0.21%      0.00%            0.21%      3.89%       5.01%       2.58%        4.80%                 0.57%
IDEM            641         0.21%      0.00%            0.21%      1.90%       1.62%       1.08%        4.70%                 0.48%
                     -----------   --------   --------------   --------   ---------   ---------  -----------   -------------------
 Total                    100.00%    100.00%          100.00%    100.00%     100.00%     100.00%      100.00%               100.00%
                     ===========   ========   ==============   ========   =========   =========  ===========   ===================

--------------------------------------

(1) Seat count as of April 5, 2000.
(2) Reflects allocation among the member classes of 70% interest in Ceres.
(3) One and five year periods ending July 21, 1999.
(4) As of May 4, 2000.
(5) Based on volume from September 1998 through February 2000.
(6) Reflects allocation of shares of common stock in For-Profit CBOT and the electronic trading company to each Full, Associate, GIM, COM and IDEM membership, respectively, in the ratio of 5.00:1.00:0.50:0.07:0.06.

In addition to the stock issued to For-Profit CBOT members pursuant to the restructuring, it is also expected that For-Profit CBOT will have authorized but unissued Class A shares, and the electronic trading company will have authorized but unissued common stock, each of which will be available for capital raising activities (e.g., sale of stock), strategic business initiatives (e.g., acquisition of another company for stock) and share-based compensation programs (e.g., stock option incentive compensation plans). However, we cannot assure you as to whether or when such shares will be issued to outside investors or for what purposes.

In summary, as a result of the restructuring, each CBOT member will receive the following types of stock in For-Profit CBOT and the electronic trading company, in the ratios set forth above.


--------------------------------------------------------------------------------------
                                                                  Electronic Trading
                                      For-Profit CBOT Stock         Company Stock
       CBOT Membership Interest             Received                   Received
--------------------------------------------------------------------------------------
   Full                               Class A & Class B-1         Common Stock
--------------------------------------------------------------------------------------
   Associate                          Class A & Class B-2         Common Stock
--------------------------------------------------------------------------------------
   GIM                                Class A & Class B-3         Common Stock
--------------------------------------------------------------------------------------
   IDEM                               Class A & Class B-4         Common Stock
--------------------------------------------------------------------------------------
   COM                                Class A & Class B-5         Common Stock
--------------------------------------------------------------------------------------

The report of the Allocation Committee is available for review at the Office of the Secretary of the CBOT.



                         TRANSFER OF EQUITY INTERESTS

For-Profit CBOT

It is anticipated that the vast majority of the membership interests, by number, then consisting of shares of stock in For-Profit CBOT, will be represented by the Class A shares. Initially, these Class A shares will be closely held among the current members of the CBOT, which will affect the liquidity and determination of the value of such shares. The board of directors of For-Profit CBOT will reserve the right to impose transfer restrictions on these shares in order to address the following issues, among others:

     . Protection against large amounts of Class A shares being sold within certain time periods, which could prohibit holders from realizing the full value of their Class A shares;

     . Institution of appropriate limits on the sale of Class A shares to maintain an orderly market for the Class A shares; and

     . Protection against an investor establishing a controlling position in Class A shares without the Board's consent, either at prices below what the Board believes reflects the long-term value of For-Profit CBOT or for the purpose of influencing the decision-making process of For-Profit CBOT.

Class B shares, which will be bundled with trading rights, may not be transferred unless the eligibility requirements imposed by For-Profit CBOT on persons eligible for trading are satisfied. As discussed below, the eligibility requirements are not expected to be substantially different than the current eligibility requirements for membership in the CBOT.

Electronic Trading Company

Initially, the entire equity interest in the electronic trading company will be represented by its shares of common stock. Prior to an IPO, the board of directors of the electronic trading company, working together with the underwriters of the IPO, may establish transfer restrictions with respect to the shares of common stock of the electronic trading company. These transfer restrictions may be more or less restrictive than those imposed on For-Profit CBOT's Class A shares, and certain additional differences may exist.

Lock-up agreements are typical arrangements between the underwriters and significant stockholders in a company that restrict the ability of such stockholders to sell their stock in order to facilitate the efficient marketing of an offering. There is currently expected to be a lock-up period restricting the sale of shares of common stock of the electronic trading company.

In the event that the IPO is not successfully completed, a liquid trading market for the shares of the electronic trading company may never develop. At this time, we cannot provide you with any assurances with respect to the outcome of these issues.


                                TRADING RIGHTS

The trading rights in For-Profit CBOT will be "bundled" with its Class B shares. The electronic trading company will have open access to trading and, accordingly, no special trading rights will be associated with the stock in the electronic trading company. CBOT members, however, will have full rights and privileges to trade as principal and broker in all contracts traded on the electronic exchange in which such membership interest holders have current trading rights at the CBOT.

For-Profit CBOT

As previously discussed, trading rights and privileges in For-Profit CBOT will be associated with its Class B shares, with different series of Class B shares mirroring the trading privileges currently associated with the various membership interests in CBOT to the extent permitted under Delaware law. For example, holders of Class B-1 shares will continue to possess the full trading rights and privileges currently possessed by the CBOT's Full Members. Therefore, trading access at the CBOT will continue to be restricted, with trading rights "bundled" with an equity interest.

     CBOE Exercise Right

One source of significant value to Full Members of the CBOT is the embedded right to trade at the Chicago Board Options Exchange ("CBOE"). While a member may only trade at one or the other exchange at a time, this exercise right effectively means that a CBOT Full Member has access to two exchanges. In addition, since a Full Member has the additional right to lease his or her membership (other CBOT membership classes have this right as well, but may not gain CBOE access), it means that members may enjoy the value of this right even after they retire from active trading. Currently, nearly half of the CBOT Full Members have exercised their right to access trading at the CBOE.

The Board fully intends to preserve the CBOE exercise right. The CBOT's legal counsel has advised the Board that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions and, while the CBOE has communicated that it disagrees and has suggested that it will contest trading access through the CBOE exercise right subsequent to the restructuring plan, the Board and legal counsel believe that the CBOT Board-approved restructuring plan complies with those conditions.

The Board is currently in discussions with the CBOE regarding a potential combination of the businesses of the CBOT and the CBOE. Currently, however, no agreement has been reached with the CBOE with respect to any combination and we cannot assure you that any agreement will in fact be reached.

     Leasing of Trading Privileges

As is currently the case, CBOT members will continue to be able to lease their trading privileges to other parties under certain conditions after the restructuring which are expected to be substantially similar to the current conditions established for leasing. The trading privileges component of the Class B shares can be used by the owner of such Class B shares or can be leased to another party who satisfies the eligibility requirements imposed by For-Profit CBOT. It is intended that such eligibility requirements will be substantially similar to the current CBOT requirements.

     Transfer Restrictions

No Class B shares may be transferred until the eligibility requirements imposed by the reorganized CBOT on persons eligible for trading are satisfied. It is intended that such eligibility requirements will be substantially similar to the current requirements, although the Board reserves the right to modify the transfer restrictions.

Electronic Trading Company

When the electronic trading company begins operations, Full Members of the CBOT, as well as all other membership interest holders at the CBOT, will have full rights and privileges to trade as principal and broker in all contracts traded on the electronic exchange in which such membership interest holders have current trading rights at the CBOT. Electronic trading rights are not expected to be linked to ownership interests in the electronic trading company or For-Profit CBOT. The electronic trading company is currently expected to offer electronic trading rights in an "open access" environment where clients may directly access its trading capabilities. The access policy will be determined by the board of directors of the electronic trading company and may include institutional, broker/dealer and retail clients as appropriate in response to the evolving marketplace. Trading privileges in the electronic trading company will include the right to trade all current CBOT contracts plus additional products carried by the electronic trading company, if any.

                      CORPORATE GOVERNANCE AND MANAGEMENT

In order to enhance the efficiency and accountability of corporate decision-making, it is contemplated that, as part of the subsequent steps of the restructuring, CBOT will adopt a new, streamlined model of corporate governance intended to be more similar to the governance of most publicly-traded corporations. Similarly, the electronic trading company, upon its reorganization as a for-profit company, will be organized with governance provisions similar to those of other publicly traded e-commerce businesses.

CBOT

     CBOT Step One

Certain changes in the governance and management structure of the CBOT will occur upon the implementation of step one of the restructuring plan. For the most part, these changes are procedural or administrative in nature and are designed to "modernize" the CBOT and streamline its corporate governance model in a manner consistent with the overall restructuring strategy. As previously stated, the first step of the restructuring involves CBOT converting into a Delaware non-stock, not-for-profit corporation. As part of this reincorporation, Delaware NFP CBOT will be governed by a new certificate of incorporation and by-laws, which together will incorporate, to the largest extent possible under Delaware law, substantial portions of the current CBOT Rules and Regulations.

The composition of the board of directors of Delaware NFP CBOT will be identical to the current Board. The Certificate of Incorporation and Bylaws of Delaware NFP CBOT as a Delaware not-for-profit, nonstock corporation are attached as Exhibits to the Chicago Board of Trade Restructuring--Step One Ballot Disclosure, which is attached to the ballot as an Exhibit (the Chicago Board of Trade Restructuring - Step One Ballot Disclosure together with the Exhibits, collectively the "Ballot Disclosure").

     CBOT Subsequent Steps

When Delaware NFP CBOT converts into For-Profit CBOT, a Delaware for-profit, stock corporation, in a subsequent step in the restructuring, For-Profit CBOT will adopt a more streamlined corporate governance model similar to that found in many publicly-traded corporations. Generally, modern corporate governance is characterized by democratic principles whereby stockholders elect directors who are ultimately responsible for the management of the company. Each share held entitles a stockholder to vote on matters submitted to a vote of the stockholders. The stockholders do not directly influence management decisions relating to the operation of the business of the company other than through the exercise of their rights to elect directors and approve certain extraordinary transactions such as mergers, business combinations, sales of all the assets or increases in authorized shares of stock.

Upon completion of the entire restructuring strategy, it is expected that the new governing documents of For-Profit CBOT will repeal the petition process and vest greater authority with the board of directors. This will have the effect of shifting power regarding the direction of the CBOT from the members to the board of directors of For-Profit CBOT. In addition, For-Profit

CBOT will adopt new trading rules, which are expected to modernize those currently in effect at CBOT. Subsequent changes to the rules will not require membership approval. The Implementation Committee is working to develop the organizational documents and trading rules and regulations that will govern For-Profit CBOT. These documents will be submitted for your review and approval as part of the subsequent membership approval.

The current Board of the CBOT will remain in place as the initial board of directors of Delaware NFP CBOT. The CBOT Board, however, is expected to be streamlined to consist of nine members in connection with the subsequent step of reorganizing as For-Profit CBOT. The CBOT Board is expected to charge the Nominating Committee of the Board to recommend a slate of non-CBOT member or "external" directors and CBOT-member or "internal" directors for the For-Profit CBOT final Board of Directors. Upon approval by the Board, all of the internal directors, including the chairman, will be elected by the members. The external directors will be elected by the CBOT Board.

After completion of the overall restructuring, the For-Profit CBOT Board of Directors is expected to consist of a total of nine members, of whom six are expected to be members of For-Profit CBOT and three are expected to be independent, non-CBOT members. The For-Profit CBOT Board of Directors will be divided into three "staggered" classes of directors, with the term of each class expiring in successive years over a three year period. It is currently expected that For-Profit CBOT's three classes of directors will have the following terms when the final For-Profit Board is established for the first time:

     . two internal directors (including Chairman) and one external director for one-year terms;

     .    two internal directors and one external director for two-year terms;
          and

     .    two internal directors and one external director for three-year terms.

At each subsequent annual election, each class of directors whose term has expired will stand for election to a new three year "staggered" term. After the final For-Profit CBOT Board of Directors has been established, future For-Profit CBOT Boards of Directors will propose "internal" and "external" directors as their terms come due and all directors will be elected by the members. The Chairman will be elected by members of the For-Profit CBOT Board of Directors.

Electronic Trading Company

The governance of the reorganized electronic trading company will provide for the modern governance mechanisms discussed above and employed by many publicly traded corporations. The Implementation Committee has developed the Certificate of Incorporation and By-Laws for the electronic trading company as a wholly-owned Delaware for-profit, stock corporate subsidiary and these documents are available for review at the Office of the Secretary of the CBOT. These documents will govern the operations of the electronic trading company as soon as it is organized as a wholly-owned subsidiary of Delaware NFP CBOT. These documents may be revised in connection with capital raising activities such as the expected IPO to reflect the provisions typical of a stand-alone public company.

Initially, as a subsidiary of the CBOT, the electronic trading company will be subject to the trading rules and regulations of the CBOT. The Implementation Committee is in the process of developing the trading rules and regulations applicable to the electronic trading company after the allocation of its shares to the members. The Board will present these to you for your review in connection with the applicable subsequent membership approval.

It is intended that the management of the electronic trading company will be substantially independent as soon as it is established. Merrill Lynch & Co. has indicated to the Board that having independent management in place and executing the business plan outlined herein is necessary in order to position the electronic trading company as a viable candidate to attract strategic partners and for an initial public offering.

The CBOT Board will retain, however, the authority to establish certain terms of operations of the electronic trading company. Powers reserved to the CBOT Board for approval are currently expected to include, without limitation, the issuance of up to 20% of the equity of the electronic trading company, the operation of Ceres by the electronic trading company as general partner and policies with respect to fees, hours, margins and access. During the interim period after the first member approval and the final separation of the reorganized electronic trading company, as the board of directors of the controlling shareholder of the electronic trading company and due to various operational requirements such as funding and access to products, platforms and fungibility, the Delaware NFP CBOT board of directors ultimately will be in a position to direct the focus of the electronic trading company and its board of directors.

The Board has directed the Implementation Committee, in consultation with the Nominating Committee of the CBOT, to search for appropriate directors and management for the electronic trading company. The Nominating Committee will recommend a slate of external directors for the transition board of the electronic trading company. The Implementation Committee will recommend a slate of internal directors for the transition board of the electronic trading company. It is anticipated that the external members of the transition board will serve on the final board. Once the Nominating Committee and the Implementation Committee have decided upon appropriate candidates, they will present such candidates to the CBOT Board for its consideration. The CBOT Board will have the authority to elect the directors and appoint officers of the reorganized electronic trading company, pursuant to its authority as the Board of Directors of the sole shareholder of the electric trading company.

Consequently, the initial board of directors and management of the electronic trading corporation will not be appointed or elected by the CBOT members. The electronic trading company's board of directors initially is expected to consist of a total of seven members, of whom four are currently expected to be members of the CBOT, who may or may not be members of the current Board, and three are currently expected to be independent parties with outside e-commerce or related experience. The board of directors of the electronic trading company will be authorized to have up to fifteen members in order to provide the flexibility to appoint additional board members, either prior to or after the allocation of its shares to CBOT members, if required to attract potential strategic investors or as otherwise determined by the board of directors of the electronic trading company. The Chairman of the electronic trading company board will be designated by the electronic trading company's board.

Although there may be some overlap between the first and final membership approvals, after the separation of the electronic trading company, it is currently expected that no members of the board of directors of the electronic trading company would also be members of the Board of Directors of For-Profit CBOT. Like the For-Profit CBOT Board of Directors, the board of directors of the reorganized electronic trading company will be divided into three "staggered" classes of directors, with the term of each class expiring in different years over a three year period. The electronic trading company's transition board will appoint an acting CEO and will begin a professional search for CEO candidates. Final approval of a CEO will be made by the final electronic trading company board.

After the initial appointment of the electronic trading company board by the CBOT Board, the internal and external directors will be proposed by the board as their terms come due and will be elected by the shareholders of the electronic trading company. It is currently expected that the electronic trading company's three classes of directors will have the following terms, when the final electronic trading company board is established for the first time:

     .    one internal director and one external director for one-year terms;

     .    one internal director and one external director for two-year terms;
          and

     .    two internal directors and one external director for three-year terms.

Representatives of the strategic partners (if any) would have a term/tenure as decided by the Board. The Chairman will be elected by the Board. At each subsequent annual election, each class of directors whose term has expired will stand for election to a new three year "staggered" term. After the final electronic trading company has been established for the first time, future electronic trading company boards will propose directors as their terms come due and directors will be elected by the members. The Chairman will be designated by the electronic trading company board.



                                  COMPETITION

In addition to the competition from outside sources as described above, following the reorganization, For-Profit CBOT and the electronic trading company will be competing for derivatives contracts volume, products and order flow. It is impossible to predict how market pressures will ultimately impact the two companies. Consequently, it is possible that one or both companies may not remain viable in the long term.

  COMPARISON OF RIGHTS OF MEMBERS OF THE CBOT AND MEMBERS OF THE REORGANIZED
                               DELAWARE NFP CBOT


As a result of the reincorporation of the CBOT in the State of Delaware pursuant to step one of the proposed restructuring, the CBOT will change its status from that of a "special charter" corporation organized in Illinois to that of a nonstock, not-for-profit corporation organized in Delaware. In connection with this reincorporation, the members of the CBOT will become the members of Delaware NFP CBOT. As a result, some of your rights and obligations will change from those that you currently have as members of the CBOT. Generally speaking, however, we believe that your memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those you have in the CBOT today. In this section, we will describe those changes that we believe to be material. You should carefully review and consider these changes in your rights and obligations before voting on step one of the restructuring.

The CBOT intends to preserve its nonstock, not-for-profit status by reincorporating in Delaware as Delaware NFP CBOT in step one of the restructuring. It is important to note, however, that there currently exist certain ambiguities with respect to the legal status of the CBOT due to its unique form of organization as a "special charter" corporation. As a special charter corporation, the CBOT has not been subject to the regulatory framework applicable to most Illinois corporations, including both the NFP Act and the Illinois Business Corporation Act of 1983, as amended. In some respects, the ambiguities associated with the CBOT's current legal status have created flexibility that has occasionally been advantageous to the CBOT and that would likely be lost upon conversion to Delaware NFP CBOT. At the same time, these ambiguities have created uncertainty regarding the CBOT's legal status that makes it desirable for the CBOT to elect to be governed under a more modern and well developed legal framework, such as that of the Delaware General Corporation Law, as amended (the "DGCL"), in order to more effectively accomplish its purposes.

While we believe that the reincorporation of the CBOT as Delaware NFP CBOT is beneficial because it creates greater flexibility for the CBOT, including with respect to the future implementation of the CBOT's current restructuring plan, it is important for you to understand that, upon the CBOT's reincorporation in Delaware, its unique status as a special charter corporation in Illinois may be lost forever. In this regard, the relinquishing of the CBOT special charter in step one of the restructuring is irreversible.


General

The rights and obligations of the members of the CBOT are currently governed by the CBOT's special charter and the CBOT Rules and Regulations as well as the Special Charter Act and other applicable law. The rights and obligations of the members of Delaware NFP CBOT will be governed by the Delaware NFP Charter, the Bylaws (which will incorporate by reference substantial portions of the current CBOT Rules), substantial portions of the current CBOT Regulations and the DGCL, as it applies to nonstock, not-for-profit corporations.

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

Except as otherwise described below, the CBOT Rules and Regulations, which set forth most of the rights and obligations of the members of the CBOT, will generally remain in effect. The current CBOT Rules will remain in effect and will be incorporated by reference into the Bylaws of Delaware NFP CBOT and the current CBOT Regulations will remain in effect and become applicable to Delaware NFP CBOT, in each case with certain exceptions as described in this section.

As a result, many of the Rules and Regulations concerning the Board of Directors, your rights and obligations as members and other general corporate governance matters will not be changed as a result of step one of the restructuring. In fact, with certain exceptions designed to "modernize" the CBOT and streamline its corporate governance model in a manner consistent with the overall restructuring strategy, it has been a principal objective of step one of the restructuring to replicate to the largest extent possible under Delaware law the provisions governing the existing rights and obligations, including trading rights and privileges, of members of the CBOT today.

Certain changes between the CBOT today and Delaware NFP CBOT are inevitable. First, as noted above, certain changes are being implemented in order to modernize and streamline the corporate governance of the CBOT when it is reincorporated in Delaware as Delaware NFP CBOT. Second, certain other changes will occur automatically, as a matter of law as a result of the applicability of the DGCL rather than the Special Charter Act and other applicable Illinois law. Finally, certain other changes will be made to existing provisions that may not be consistent with the DGCL.

The following description summarizes the material differences between the rights and obligations of holders of the CBOT memberships and membership interests and holders of Delaware NFP CBOT memberships and membership interests. We do not intend this summary to be a complete statement of the rights and obligations of holders of the CBOT memberships and membership interests, or a comprehensive comparison of the rights and obligations of members and membership interest holders in the CBOT and Delaware NFP CBOT, or a complete description of the specific provisions referred to in this summary. We do not intend that this identification of specific differences is to indicate that other equally or more significant differences do not exist.

This summary is qualified in its entirety by reference to the Special Charter Act, the CBOT's special charter and the current CBOT Rules and Regulations with respect to matters relating to CBOT membership and membership interests, and to the DGCL, the proposed forms of Delaware NFP CBOT's Amended and Restated Certificate of Incorporation (the "Delaware NFP Charter") and Amended and Restated Bylaws (the "Bylaws") and those portions of the CBOT Rules and Regulations that will remain in effect after the implementation of step one of the restructuring with respect to Delaware NFP CBOT membership and membership interests. In addition, the following description does not relate to any changes in the rights of members in connection with the conversion of Delaware NFP CBOT into For-Profit CBOT as a part of any subsequent step of the restructuring plan. Any changes in the rights of members contemplated as a subsequent step of the restructuring will be disclosed to the members in connection with the related member vote.

The forms of the Delaware NFP Charter and the Bylaws will be attached as Exhibits to the Ballot Disclosure. You should review and consider carefully those documents before voting on step one of the restructuring.


Legal Name of the CBOT

The name of the CBOT will be changed from "Board of Trade of the City of Chicago" to "Board of Trade of the City of Chicago, Inc." as part of step one of the restructuring.


Purpose of the CBOT

As set forth in the preamble to the current CBOT Rules and Regulations, the CBOT was formed to maintain a commercial exchange; to promote uniformity in the customs and usages of merchants; to inculate principles of justice and equity in trade; to facilitate the speedy adjustment of business disputes; to acquire and to disseminate valuable commercial and economic information; and, generally, to secure to its members the benefits of co-operation in the furtherance of their legitimate pursuits. In addition, the special charter of the CBOT currently provides that the corporation shall have no power to do or carry on any business excepting such as is usual in the management of the boards of trade or exchange markets, or as provided in the special charter.

The Delaware NFP Charter will incorporate the purposes and objects of CBOT as stated in the preamble to the current CBOT Rules and Regulations, and, accordingly, the object and purposes of Delaware NFP CBOT will include maintaining a commercial exchange and pursuing the other objects stated therein. However, Delaware NFP CBOT's purposes will be expanded to include engaging in any lawful act or activity for which corporations may be organized under the DGCL and will not include any limitation as currently provided in the special charter.


Dividends

Currently, the CBOT is a nonstock, not-for-profit entity, organized as an Illinois special charter organization. This means, among other things, that the CBOT cannot under any circumstances declare dividends or make distributions to its members and membership interest holders. Applicable Illinois law does not provide the CBOT a direct procedure pursuant to which it can change this aspect of its legal status.

Delaware NFP CBOT will also be a nonstock, not-for-profit corporation. Accordingly, Article Fourth of the Delaware NFP Charter will provide that Delaware NFP CBOT is not for profit and shall have no authority to issue capital stock. As a result of recent amendments to the DGCL, such corporations are no longer prohibited from paying dividends.

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

Delaware is one of a relatively small number of jurisdictions in the United States that allows a not-for-profit corporation to become a for-profit corporation, either by merging into a for-profit corporation or by amending its charter to remove the not-for-profit restriction or to provide that it has the authority to issue stock. If Delaware NFP CBOT were to reorganize as a for-profit stock corporation, as is currently contemplated to occur as a part of the overall restructuring plan, it would have the ability to issue stock to, and declare and pay dividends and make distributions to, its stockholders (i.e., the former CBOT members).

The Delaware NFP Charter will provide that the Delaware NFP CBOT can amend, alter or repeal Article Fourth, which provides that it is not for profit, if such amendment, alteration or repeal is approved by the Board of Directors and receives the approval of a majority of the votes cast at a meeting at which at least 300 votes are cast.

The ability to amend the NFP Delaware Charter in this regard upon the specified member approval is a material change from the current status of the CBOT. This change will provide the CBOT greater flexibility in the future to pursue the proposed restructuring, subject to further member approval.


Terms and Conditions of Membership

Currently, the terms and conditions of membership in the CBOT are set forth in the special charter and the CBOT Rules and Regulations. The terms and conditions of membership in the CBOT include, but are not limited to, general provisions related to application for membership, member rights, privileges and obligations, member conduct and discipline, registration, assessments and fees, purchase and sale or transfers of memberships or membership interests, insolvency, and trading and other rights of the various classes of membership.

The Delaware NFP Charter will provide that the terms and conditions of membership in Delaware NFP CBOT, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in Delaware NFP CBOT, shall be as stated in the Delaware NFP Charter (including Exhibit A thereto) and the Bylaws. In accordance with the Bylaws, certain terms and conditions of membership may also be provided in the Regulations.

The Delaware NFP Charter will specifically provide that any person or entity that held any such membership or interest in CBOT immediately prior to the Delaware reincorporation merger shall hold such membership or other interest in Delaware NFP CBOT immediately following the merger, subject to the Delaware NFP Charter, Bylaws and applicable law. Thus, under the Delaware NFP Charter and Bylaws, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in Delaware NFP CBOT will survive and be essentially the same as those of current members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and

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

classes of memberships and other interests in the CBOT, except for any changes required by the DGCL or as otherwise provided for in the Delaware NFP Charter and Bylaws.

In this regard, the Delaware NFP Charter will provide that the reincorporation merger of the CBOT with and into Delaware NFP CBOT will not have any effect on any rights related to the CBOE, including, without limitation, the rights provided in Rule 210.00 (which sets forth the Full Member CBOE exerciser privilege), held by any person or entity holding any membership or other interest in Delaware NFP CBOT. As described elsewhere in this document, the CBOE has raised an issue regarding whether the restructuring will invalidate the CBOE exercise right. Notwithstanding the issue raised by the CBOE, based on our assessment of CBOE's concerns as expressed in its written correspondence to the CBOT to date, we do not believe that the restructuring, including step one of the restructuring as proposed in this document, will have any impact on the CBOE exercise right. We cannot assure you, however, that the CBOE will not raise additional issues, nor can we assure you as to the outcome of our disagreement with CBOE with respect to this or any other additional issues.


New Classes of Members or Memberships

Currently, it would be necessary to adopt a new Rule in order for the CBOT to create a new class of member, membership or other interest holder in the CBOT.

In order to preserve future flexibility in this regard for Delaware NFP CBOT, the Delaware NFP Charter will expressly permit the creation of one or more additional classes of members, membership or other interests.


Differential Voting Rights

Currently, Full Members of the CBOT are entitled to vote on each matter eligible to be voted on by the membership. Currently, Associate Members of the CBOT are entitled to one-sixth of the vote of a Full Member on each matter which is the subject of a ballot vote of the general membership. Holders of GIM, COM and IDEM Membership Interests in the CBOT do not currently have voting rights on any matter which is the subject of a ballot vote of the general membership.

Generally, the DGCL provides that each member of a Delaware nonstock corporation shall be entitled to one vote, unless otherwise provided in the corporation's certificate of incorporation. The Delaware NFP Charter will provide that Full Members of Delaware NFP CBOT are entitled to one vote on each matter eligible to be voted on by the membership and Associate Members of Delaware NFP CBOT are entitled to one-sixth of one vote on each matter eligible to be voted on by the membership. The Delaware NFP Charter will further provide that holders of GIM, COM and IDEM membership interests in the Delaware NFP CBOT are not entitled to a vote on matters eligible to be voted on by the membership.

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

Other than a technical provision to clarify that Full Members have one vote and Associate Members have one-sixth of one vote on all matters submitted to the membership for a vote, the differential voting rights of members and membership interest holders will be the same in Delaware NFP CBOT as they currently are in the CBOT.



Special Votes Required for Certain Actions

     Current Rights of Members Regarding Amendment of the Special Charter and
     Rules: The Petition Process

Currently, the CBOT's special charter may only be amended in accordance with the applicable provisions of the Special Charter Act.

The Special Charter Act permits amendment of a corporation's special charter only for certain specified purposes. These include, among other things: to change its name, to change its place of business, to enlarge or change the object for which it was formed, to enlarge or change its powers in respect of owning, holding or using real or personal property or any other of its powers, to vest in a single governing body of trustees, directors or managers the corporate powers and other powers previously vested in two or more governing bodies, to provide the method of electing members of such governing body and their terms of office, to empower such governing body to elect a chairman and any other officers and to appoint committees, from its members, with such duties and powers as may be assigned and delegated thereto by the governing body, to recognize and give effect to changes in the name of any religious denomination or other organization with which such corporation, association or society is affiliated, or to increase or decrease the number of its trustees, directors, or managers, as now authorized or may hereafter be authorized by general law, or to elect its trustees, directors or managers without the approval or ratification of the religious denomination or other organization specified in its special charter, where the representatives of such religious denomination or other organization shall have waived and relinquished such right of consent, approval or ratification to the election of its trustees, directors or managers.

Under the Special Charter Act, the CBOT may amend its charter in the following manner: (i) first, the directors must adopt a resolution setting forth such amendment; and (ii) second, if the directors are elected, such resolution must be adopted by such vote, approval or consent of the persons entitled to elect or choose such directors as is required in such election. Under the CBOT's Rules and Regulations, a plurality of votes is generally required to elect directors of the CBOT. Thus, in the case of an amendment to the CBOT's special charter, a plurality (which, in the case of only a "for-or-against" vote, would mean a majority) vote of the votes cast by the voting members in accordance with their respective voting powers would be required.

Currently, the CBOT Rules and Regulations may be amended, altered or repealed as provided therein. New Rules may be adopted and existing Rules may be amended or repealed by the membership. Proposed amendments may be recommended by the Board of Directors of the CBOT, and, upon such recommendation, the Chairman of the Board must call for a special ballot not less than 10 days or more than 60 days after the proposed amendment has been posted on the bulletin board. All votes are cast by secret ballot. Unless 300 votes are cast, the vote is ineffective, and the Chairman of the Board must in such case call for another special balloting for the resubmission of the proposal. If 25 members or more petition for any proposed amendment, the Board of Directors of the CBOT, within 30 days or at the next regular Board meeting (whichever is sooner) shall either approve and recommend the proposed amendment, or report to the petitioners the reason for its disapproval.

If, within 30 days after such disapproval, 100 members or more petition for such proposed amendment, a special balloting must be called for in a like manner as though the proposed amendment had been recommended by the Board of Directors. This provision has been interpreted by the Board to direct the Chairman upon receipt of a qualifying petition, and without the necessity of any further action by the Board, to call for a special ballot on the amendment proposed by the petition: (i) not less than 10 or more than 60 days after the proposed amendment has been posted on the bulletin board; (ii) by secret ballot; (iii) to only be effective upon the casting of 300 or more votes; and (iv) to be resubmitted to the membership for another special balloting if less than 300 votes are cast. In connection with this process, the Board is not precluded from taking and stating a position in opposition to such a proposed amendment. Also, this provision does not transform a petition proposal into a Board recommendation without further action or consent by the Board.

A petition for amendment which in the opinion of the Board of Directors involves the same or substantially the same subject matter as has been submitted to an effective ballot vote of the membership at any time within the 12 months immediately preceding the receipt of such petition by the Board requires the signatures of at least 100 members. The Board must within 30 days or at the next regular Board meeting (whichever is sooner) either approve and recommend such proposed amendment, or report to the petitioners the reason for its disapproval. If, within 30 days after such disapproval, 250 members or more petition for such proposed amendment, a special balloting shall be called for in a like manner as though the proposed amendment had been recommended by the Board of Directors, and it requires an effective affirmative vote of two-thirds of the votes cast in order to adopt such an amendment.

Every petition for amendment must be signed and dated by each petitioning member. It is considered an act detrimental to the welfare of the CBOT for any member to sign a petition for a ballot vote on an amendment despite disapproval of such amendment by the Board unless and until the Board shall actually have disapproved of such amendment.

During the period of posting, any proposed amendment may be amended by the majority vote of the CBOT at a special meeting held for the purpose of considering such amendment. If the proposed amendment is thus amended, the amended amendment shall then be posted for 10 days before submission to the membership for balloting.

Any proposition which the Board of Directors orders submitted to a vote of the members (including an amendment to the special charter or any other proposition required to be submitted to a vote of the members), without calling a special meeting of the members, may be so submitted as follows (except as may be otherwise required by the Rules and Regulations). Up to

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

five propositions may be submitted concurrently to such a vote of the members. In submitting any proposition to a vote of the members, the Board shall adopt a resolution setting forth such proposition, recommending its adoption and ordering it to be submitted to a vote of the members. Then, the Chairman of the Board must cause such proposition to be posted upon the bulletin board and, without calling a special meeting of members, must call for a special ballot upon the proposition on a day to be fixed by the Chairman. This day must not be less than 10 days or more than 60 days after the proposition has been posted upon the bulletin board. A notice of the time and manner of casting such special ballot must be given by mail to each member at least 10 days in advance of the date upon which such special ballot is to be taken. A form of ballot setting forth the proposition to be voted upon and providing an appropriate space for use by the member in voting "for" or "against" the proposition must be supplied to each member. The manner of taking such special ballot of the members is the same as that prescribed in the conduct of elections, including the provisions for voting by mail. Any such proposition thus submitted to a vote of the members shall be deemed adopted if at least 300 votes are vast in the special ballot and a majority of the votes cast have been in favor of adoption of the proposition.

Special meetings of the members may be called by the Board of Directors or by the Chairman of the Board. Upon written request of 25 members, the Secretary is required to call a special meeting. Not less than three days notice of such special meetings must be given by the Secretary, either by announcement on Change or by written notice. Calls for special meetings must state the objects thereof and no other business may be considered except by unanimous consent.

These procedures are currently set forth in the CBOT's Rules and Regulations, including Rules 107.00 (Amendment of Rules) and the Interpretation thereof,
108.00 (Amendment of Amendment of Rules), 109.00 (Other Propositions for Vote by Members) and 111.00 (Special Meetings of Members). These Rules, together with certain other provisions of the Rules and Regulations (including those relating to the nomination procedures for elective officers and the annual election), constitute what is sometimes referred to as the "petition process" of the members of the CBOT.

This petition process effectively vests in the voting membership the authority to adopt, amend and repeal Rules, which generally govern the rights and obligations of the members of the CBOT. This is a special right of the members of the CBOT which will change in connection with the reincorporation of the CBOT in Delaware. Although this right will change is some significant respects (particularly in terms of the procedures and mechanisms used to implement such right under Delaware law), we believe that the special authority vested in the members under the petition process will be substantially preserved in all material respects in connection with step one of the restructuring, as described further below.

     Amendment of Delaware NFP Charter and Bylaws: Delaware Alternative to the Petition Process

The "petition process" as described above is not expressly recognized under Delaware law. However, the Delaware NFP Charter and Bylaws will include provisions designed to provide

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

substantially similar authority to the members with respect to amendment of the Bylaws (which, as noted above, will incorporate a substantial portion of the existing CBOT Rules).

As a substitute for the petition process, the Delaware NFP Charter (in Exhibit
A) will provide that all amendments of the Bylaws (which will include those CBOT Rules applicable to Delaware NFP CBOT) will require the approval of members holding a majority of the voting power of Delaware NFP CBOT voting at a special meeting called for such purpose in accordance with the applicable provisions of the Delaware NFP Charter. In addition, the Delaware NFP Charter will provide that, subject to certain conditions, a special meeting of members for purposes of voting on an amendment to the Bylaws, will be called by the Board at the request of 25 voting members. The Delaware NFP Charter will permit "proxy ballot" voting on such propositions, as described below at "Voting Procedures." The Bylaws will provide that, except as otherwise provided in the Delaware NFP Charter (i.e., members' rights to cause meetings to be called for the purpose of considering amendments of the Bylaws) special meetings of the members for any purpose may only be called by the Board or the Chairman of the Board.

The Delaware NFP Charter will also provide that the provisions of the Delaware NFP Charter and the exhibits thereto may be amended, altered or repealed from time to time in accordance with Delaware law, provided that any such amendment, alteration or repeal must be approved by the membership in the manner provided for therein, as described above. As a result, member approval will be required in order to change any of the terms or provisions of the Delaware NFP Charter. You should be aware that, in accordance with the DGCL, Board approval will be required for all amendments to the Delaware NFP Charter. Thus, because certain provisions which currently exist in the CBOT Rules and Regulations have been moved from the Rules and Regulations into the Delaware NFP Charter consistent with the DGCL, both Board and member approval will be required to amend, alter or repeal such provisions.

We believe that these rights substantially replicate, in all material respects, the authority currently vested in the members pursuant to the current petition process, in accordance with the requirements and to the extent permissible under the DGCL. These provisions are materially different from those contained in the current CBOT Rules and Regulations in light of the requirements of applicable Delaware law, including, but not limited to, the requirement of Board approval for charter amendments, and you should carefully review and consider these provisions of the Delaware NFP Charter before voting on step one of the restructuring.

     Change to For-Profit Status

As described above, any amendment, alteration or repeal of Article Fourth of the Delaware NFP Charter, which provides that Delaware NFP CBOT is not for profit and has no authority to issue capital stock, will require, in addition to Board approval, the affirmative vote of the holders of a majority of the voting power of Delaware NFP CBOT voting at a meeting of members called by the Board for such purpose in accordance with the applicable provisions of the Delaware NFP Charter.

It is currently contemplated that the amendment of the Delaware NFP Charter to provide that For-Profit CBOT will have for-profit status and the ability to issue capital stock will be submitted to the members as a part of a membership vote in connection with a subsequent step of the restructuring.

For more information concerning subsequent steps of the restructuring, see "Restructuring Implementation" above.

     Amendments to Regulations

The Delaware NFP Charter will authorize the board of directors to amend, alter and repeal the Regulations (including Interpretations, as described below) without membership approval.

     Merger, Sale, Other Significant Transactions and Dissolution

In accordance with the DGCL, the approval of members holding a majority of the outstanding voting power is necessary to approve a merger or consolidation, a sale, lease or exchange of all or substantially all of Delaware NFP CBOT's assets, or the dissolution of Delaware NFP CBOT.


Voting Procedures

Currently, the CBOT Rules and Regulations provide for a special ballot process, which includes the right of members to vote by mail. In addition, as described above, under the current CBOT Rules and Regulations, members may petition to have any proposed amendment to the Rules considered by the Board and submitted to the membership for approval and, under certain circumstances when approval from the Board is withheld, such amendments may be submitted directly to the membership for approval.

Members will no longer be able to act by the specific voting by mail, special ballot and petition procedures currently provided in CBOT Rules 105.00, 107.00 and 109.00 in the same manner they are accustomed to. Instead, in accordance with the DGCL and the provisions of the Delaware NFP Charter, Bylaws and Regulations, the members of Delaware NFP CBOT will be able to exercise their voting rights, either in person or by proxy, at a membership meeting or by taking action by written consent as permitted by the DGCL. This is a material change from the current Rules and Regulations of the CBOT, which generally prohibit proxy voting except in certain specified circumstances. You should carefully review, therefore, these provisions of the Delaware NFP Charter and Bylaws before voting on step one of the restructuring.

The Delaware NFP Charter and Bylaws will provide, however, for proxy procedures designed to substantially replicate, as permitted under the DGCL, the voting by mail procedures of the CBOT.

Specifically, at the annual election and at all balloting on propositions submitted to a vote of the members, members may vote by mail by delivering a "proxy ballot" to the Secretary or one or more other persons designated by the board of directors of Delaware NFP CBOT and directing them how to vote. Any member who so desires may mark and execute the proxy ballot and deliver or mail it to the Secretary. The Secretary or other persons designated by the board of directors shall deliver all such proxy ballots to the tellers in charge of the balloting, and the tellers shall indicate which members have submitted proxy ballots. The Secretary shall cast one or more ballots to vote, as proxy, as directed in the proxy ballots.

The latest dated proxy ballot of a given member delivered or received by mail shall be the proxy ballot followed by the Secretary with respect to such member. A member can revoke a proxy ballot by voting in person.

The Delaware NFP Charter will not contain any provision prohibiting the taking of action by written consent. It will be permissible, therefore, for any action which may be taken at any meeting of the members to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed and delivered in accordance with the requirements of the DGCL by members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members having a right to vote thereon were present and voted.


Liquidation and Dissolution

Currently, in the event of the liquidation of the CBOT, Associate Members and holders of GIM, COM and IDEM membership interests are entitled to share in the proceeds from dissolution at a rate of 1/6, 0.11, 0.005 and 0.005 of a Full Member's share, respectively.

Under the DGCL, and the applicable provisions of the Delaware NFP Charter, Bylaws and Regulations, members and membership interest holders will have the same rights to distributions upon dissolution and liquidation as they had under CBOT, subject to the requirements of the DGCL regarding such distributions, including, but not limited to, provisions related to the obligation to pay or make reasonable provision to pay claims of creditors prior to making any distribution to stockholders or, by analogy, members.


Board of Directors; Officers

Currently, the CBOT's board consists of 27 members, which includes the Chairman of the Board, the First Vice Chairman of the Board, the Second Vice Chairman of the Board, the President of the CBOT (who serves as a non-voting member of the Board), 15 elected directors, who shall be Full Members and of whom at least three shall be nonresident, five non-member directors nominated by the Nominating Committee and approved by the CBOT Board, and three directors who shall be Associate Members.

The provisions of the CBOT Rules and Regulations relating to the CBOT Board, certain of its officers and the powers and obligations of its members will be imported, substantially without change, into the Delaware NFP Charter and Bylaws.

Accordingly, Delaware NFP CBOT's board of directors will continue to have 27 members, consisting of the Chairman of the Board, the First Vice Chairman of the Board, the Second Vice

Chairman of the Board, the President of the Association (who serves as a non-voting member of the board of directors), 15 elected directors, who shall be Full Members and of whom at least three shall be nonresident, five non-member directors nominated by the Nominating Committee and approved by the Board, and three directors who shall be Associate Members.

All directors and officers of the CBOT as of the effective time of the reincorporation merger will remain the directors and officers of Delaware NFP CBOT, and their terms and tenures will continue and be unaffected by the merger.


Indemnification and Protection From Liability

Currently, the CBOT's Rules and Regulations generally provide that directors, officers and employees shall be indemnified against certain liabilities, expenses, counsel fees and costs in connection with any claim to which such person is a party by reason of his or her being or having been a director, officer, committee member or employee of CBOT. However, directors, officers and employees shall have no right to indemnification in respect of any matter as to which he or she is finally adjudged to have been derelict of duty or guilty of gross negligence or willful misconduct in the performance of his or her duties. If any such claim is settled before final judgement or if there is no finding in respect of any dereliction of duty or guilt of willful misconduct or gross negligence in the performance of duty of the director, officer or employee, such person is entitled to indemnification only upon a determination in good faith by a majority of the board of directors that such claim did nor arise out of the dereliction of duty or guilt of willful misconduct or gross negligence in the performance of his or her duty.

The indemnification for directors, officers and employees provided in the CBOT Rules and Regulations will be replaced by a provision in Delaware NFP CBOT's Bylaws requiring mandatory indemnification and advancement of expenses for directors, officers, committee members and employees to the fullest extent authorized by the DGCL, subject to certain limitations stated in Delaware NFP CBOT's Bylaws. The Delaware NFP Charter will include a provision, authorized by
Section 102(b)(7) of the DGCL, which eliminates the personal liability of directors to Delaware NFP CBOT or its members for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. This provision generally shields directors from potential personal liability for a good faith breach of the duty of care, although it does not protect them from potential liability for breach of the duty of loyalty and certain other acts.


Telephonic Board Meetings

Currently, the CBOT's Rules and Regulations provide that the members of the Board may be separately polled by telephone to vote on issues requiring action prior to the next regularly scheduled Board meeting and where the calling of a special meeting, in the opinion of the Chairman or the President, would be impractical. A telephone poll reaching 12 or more members of the Board is sufficient to constitute a quorum.

The Bylaws of Delaware NFP CBOT will provide that telephonic meetings of the board of directors may be conducted, but will not include a provision for telephone polling of directors. Telephone polling is being eliminated in favor of telephonic meetings of the board of directors in order to ensure a deliberative board process as required under modern corporate governance principles.


Inspection Rights

Currently, under applicable Illinois law, it is uncertain as to whether members have a general right to inspect the list of members and other books and records of the CBOT.

Under the DGCL, and subject to the requirements and conditions thereof, any member may seek to inspect during normal business hours Delaware NFP CBOT's list of members and other books and records for a "proper purpose" reasonably related to such member's interest as a member.


Certain Other Changes

Certain other changes and clarifications are being made to the provisions of the Delaware NFP Charter, the Bylaws and the Regulations in order to modernize and streamline its corporate governance.

An example of such a change includes the elimination of a provision expressly requiring that, in cases of dispute, Robert's Rules of Order shall govern the conduct of meetings of the Board and members. An example of such a clarification is a provision allowing the Board to adopt from time to time Interpretations (which will be deemed to be Regulations) for purposes of interpreting the Delaware NFP Charter, Bylaws and Regulations.

Except as otherwise described herein, we believe that these changes are largely procedural and administrative in nature and that they are not material to the rights and obligations of CBOT members and membership interest holders.


Elimination of Special Charter

After the reincorporation of the CBOT in Delaware as Delaware NFP CBOT, the CBOT's current special charter will no longer exist. Instead, it will be replaced by the Delaware NFP Charter. This document, together with the Bylaws (which will incorporate substantial portions of the current CBOT Rules) and substantial portions of the current Regulations which will become applicable to Delaware NFP CBOT, will define your rights and obligations as members and membership interest holders in Delaware NFP CBOT. Before voting on step one of the restructuring, you should review carefully the forms of the Delaware NFP Charter and the Bylaws, which will be attached as exhibits to the Ballot Disclosure, because they will define your rights and obligations as members and membership interest holders in Delaware NFP CBOT.

Repeal of Certain Rules and Regulations

After the reincorporation of the CBOT in Delaware as Delaware NFP CBOT, the CBOT Rules and Regulations, including the Interpretations thereof, will no longer exist in their current form. Instead, they will be replaced by the Bylaws, which will incorporate by reference substantial portions of the current Rules, and those Regulations applicable to Delaware NFP CBOT, which will consist of substantial portions of the current CBOT Regulations.

However, in order to reincorporate the CBOT in Delaware as Delaware NFP CBOT and comply with the requirements of the DGCL, a number of provisions of the CBOT's Rules and Regulations, including the Interpretations thereof, are being repealed or eliminated in their entirety. This is because (i) they will be expressly set forth in the Delaware NFP Charter and/or the Bylaws in accordance with the requirements of the DGCL, (ii) they will be replaced with different provisions in the Delaware NFP Charter and/or Bylaws designed to achieve a substantially similar effect under the DGCL or to modernize the corporate governance of Delaware NFP CBOT as described in this document, and/or (iii) they may not be enforceable under or consistent with the DGCL.

All of the CBOT Rules and Regulations, including the Interpretations thereof, which will either be expressly set forth in the Delaware NFP Charter and/or the Bylaws (in some cases, with certain modifications as described above or otherwise) or which will be eliminated entirely as part of the reincorporation of the CBOT in Delaware as Delaware NFP CBOT will be identified in an exhibit to the Ballot Disclosure. In addition, the forms of the Delaware NFP Charter and the Bylaws attached as exhibits to the Ballot Disclosure will be annotated to indicate those CBOT Rules and Regulations which are being expressly imported in substance into such documents. You should review carefully those exhibits before voting on step one of the restructuring.

In all cases, these Rules and Regulations, including the Interpretations thereof, will, from and after the effective time of the reincorporation merger, be null and void and have no further force or effect for any purpose whatsoever. All such Rules and Regulations, including the Interpretations thereof, will be deleted from the first edition of the Rulebook of Delaware NFP CBOT, which shall be published as soon as reasonably practicable following the implementation of step one of the restructuring. Also, the special charter will be deleted from such new Rulebook.

The new Rulebook of Delaware NFP CBOT will include copies of the Delaware NFP Charter, the Bylaws, the Rules and the Regulations. Copies of this new Rulebook will be made available to members and membership interest holders in accordance with past practice.

Certain Interpretations

The Board of Directors of the CBOT currently intends to adopt, in connection with the implementation of step one of the restructuring, a Regulation permitting it to issue Interpretations (which will be deemed to be and have the effect of Regulations) of the Delaware NFP Charter, the Bylaws and Regulations in a manner which replicates, to the largest extent permissible under the DGCL, the comparable provisions of the current CBOT Rules and Regulations, except as otherwise described herein.

                            THE MEETINGS OF MEMBERS

The First Member Vote

As described above in the Section entitled "Restructuring Implementation - Reincorporation of the CBOT into a Delaware For-Profit Corporation," step one of the restructuring involves three distinct legal actions:


     (1)  the election by the CBOT to accept the NFP Act (the "Election"),

     (2) the related amendment to CBOT's special charter in accordance with the requirements of the NFP Act (the "Amendment"), and

     (3) the merger of the CBOT with and into Delaware NFP CBOT (the "Merger"), as set forth in the Agreement and Plan of Merger which is attached to the Ballot Disclosure.

Each of the legal actions associated with step one of the restructuring (i.e., the Election, Amendment and Merger), will require approval by the CBOT members entitled to vote in order to proceed with the proposed restructuring. So that CBOT members may vote on all matters involved in step one of the restructuring at the same time (even though, as a legal matter, the various intermediate steps will occur in sequence), an integrated approach to voting is being presented. This integrated approach involves the use of both regular and proxy voting.

As a result of certain legal requirements of the NFP Act concerning the process utilized to conduct a vote by members on the Merger, the Board has adopted a Regulation that provides for proxy voting in connection with a special meeting of members called for the purpose of considering the Merger. Regulation 111.01 permits the use of the enclosed integrated special ballot/proxy card that serves the purpose of a special ballot with respect to the Election and Amendment and serves as a proxy with respect to the Merger.

Accordingly, it is currently expected that a special ballot vote of the membership will occur in late June 2000 (the "Special Ballot Vote"). At the conclusion of the Special Ballot Vote, the special ballot/proxy cards will be counted with respect the Election and the Amendment. Assuming 300 votes are cast and the required vote of two-thirds of the votes cast by members present and entitled to vote approve the Election and the Amendment, the Election and Amendment would be deemed adopted by the membership and the CBOT would amend its special charter and elect to accept the NFP Act.

In addition, a special meeting of the membership will be held about a week later (the "Proxy Vote"). At the conclusion of the Proxy Vote, the special ballot/proxy cards will be counted with respect to the Merger. Assuming a quorum of 100 members is present and the required vote of two-thirds of the votes present and voted either in person or by proxy to approve the Merger is achieved, the CBOT would take appropriate steps to consummate the Merger as promptly as practicable thereafter, following confirmation that the CFTC has no objection to the implementation of step one of the restructuring, as described below under "CFTC Regulatory Matters."

With respect to each member, the latest special ballot/proxy card received by mail prior to the conclusion of the Special Ballot Vote shall be the special ballot/proxy card counted by tellers with respect to the Election and Amendment unless the member subsequently votes in person at the poll, in which case, a special ballot/proxy card cast in person with respect to the Election and Amendment shall negate all previous special ballot/proxy cards by that member. The latest special ballot/proxy card received by mail prior to the conclusion of the Proxy Vote shall be the special ballot/proxy card counted with respect to the Merger unless the member subsequently votes in person at the poll, in which case, a special ballot/proxy card cast in person with respect to the Merger shall negate all previous special ballot/proxy cards by that member; provided, however, that in no event shall a member have the power to change or otherwise revoke a special ballot/proxy card delivered and counted in connection with the Election and Amendment following the conclusion of the Special Ballot Vote. For your consideration, we discuss below each of the steps involved in step one of the restructuring.

     Election to Accept the NFP Act

The NFP Act provides that any not-for-profit corporation without shares of capital stock created by a special act of the Illinois Legislature, such as the CBOT, may elect to accept the NFP Act. An election to accept and be governed by the NFP Act requires an electing corporation's board of directors to adopt a resolution recommending that the corporation elect to accept the NFP Act, which the Board has adopted on or prior to the date of these ballot materials, and directing that the question of such acceptance be submitted to a vote of the members.

In addition, the NFP Act specifies certain procedural requirements that must be satisfied in connection with such an election. However, because the Election will be made while the CBOT is still governed by the Special Charter Act, that Act was also considered in determining the requisite procedure by which the CBOT may adopt and approve the Election.

The Special Charter Act does not contain a procedure for approving most forms of corporate action, including an election to accept the NFP Act. Although the NFP Act specifies a procedure for approving an election to accept the Act, it also contemplates alternative procedures, provided such procedures are authorized by a corporation's charter or by-laws. The current Rules and Regulations should be deemed bylaws for these purposes and therefore the special ballot procedure provided for in the CBOT Rules and Regulations should be an acceptable procedure for voting on the Election.

     Amendment of Special Charter

The CBOT's special charter does not contain certain provisions that the NFP Act requires to be set forth in the articles of incorporation of a corporation organized under the NFP Act. Accordingly, while this is a somewhat technical matter, the CBOT's special charter must be amended to include certain additional information, such as the purposes for which it is organized

(which are currently set forth only in the preamble to the CBOT Rules & Regulations) as well as the address of its registered office and the name of its initial registered agent at that office.

The Special Charter Act provides that a corporation may amend its special charter as follows: first, the directors shall adopt a resolution, which the Board has adopted on or prior to the date of these ballot materials, and then, if the directors were elected by the members, such resolution shall be submitted to the members for adoption by the same vote, approval or consent as that required to elect the directors, which, in the case of the CBOT, is a majority (plurality) of the votes cast, assuming a quorum.

The Special Charter Act does not specify the procedure by which such member vote is to be taken, including whether the vote must occur at a meeting of the members or otherwise. However, the Special Charter Act is a flexible statute that should accommodate a range of procedures for member votes in this context, provided that such procedures are authorized in or allowed by the special charter. The CBOT's special charter and the CBOT Rules and Regulations specifically authorize the use of the special ballot process for the amendment of the CBOT's special charter and, therefore, the special ballot procedure will comply with the Special Charter Act.

     Merger of CBOT into Delaware NFP CBOT

The NFP Act provides that any two or more corporations may merge into one such corporation or consolidate into a new corporation, including the case of a domestic (i.e., Illinois) corporation merging into a foreign (e.g., Delaware) corporation, provided that the foreign corporation is a not-for-profit corporation and such merger is permitted by and complies with the laws of the State under which such foreign corporation is organized. The NFP Act further provides that the board of directors shall adopt a resolution approving a plan of merger, which the Board has adopted on or prior to the date of these ballot materials, and directing that it be submitted to a vote of the members at a meeting of members entitled to vote on mergers.

The NFP Act requires that the proposed plan of merger be approved and adopted by the affirmative vote of at least two-thirds of the votes present and voted either in person or by proxy. The Merger must be accomplished after the CBOT has elected to accept and be governed by the NFP Act. Thus, in contrast to the provisions of the NFP Act related to the Election and the Amendment, the CBOT must conduct a member vote on the Merger in a manner provided by the NFP Act.

In order for the Merger approval to be effective, the NFP Act requires that the approval be obtained either at a special (or annual) meeting or by written consent. The NFP Act does not expressly provide for alternative procedures, such as the special ballot and vote-by-mail procedures, for this purpose. As described above, in order to comply with the requirements of the NFP Act, the Board has adopted a regulation that clarifies the voting procedure in connection with special meetings of the members. Pursuant to Regulation 111.01, proxy voting will be permitted in connection with the Merger vote utilizing the previously described combination ballot/proxy process.

Delaware NFP CBOT may approve the Merger by submitting a plan of merger to its board of directors for approval by a two-thirds vote. Accordingly, the board of directors of Delaware NFP CBOT prior to the Merger (who would be appointed by the CBOT) would have authority to approve the Merger on behalf of Delaware NFP CBOT. After the requisite approval is obtained, a certificate of merger would be filed with the Secretary of State of the State of Delaware, which would include the Certificate of Incorporation of Delaware NFP CBOT and a corresponding filing of articles of merger would be made with the Secretary of State of the State of Illinois.

Subsequent Member Votes

At this time, members are only being asked to approve and to vote on the first step of the restructuring, which will result in the CBOT being reincorporated in Delaware as a nonstock, not-for-profit corporation. One or more subsequent member votes, which will present for your consideration the remaining steps of the restructuring, will be called for by resolution of the board of directors of Delaware NFP CBOT and be conducted in accordance with Delaware NFP CBOT's Certificate of Incorporation, Bylaws, Regulations and the DGCL. Pursuant to the terms and provisions of the Certificate of Delaware NFP CBOT, any amendment to the article of the Delaware NFP Certificate of Incorporation providing that Delaware NFP CBOT is not-for-profit and shall have no authority to issue capital stock requires the approval of members holding a majority of the voting power of Delaware NFP CBOT present in person or represented by proxy. In connection with your consideration of the subsequent member votes, you will receive additional disclosure regarding the subsequent steps of the restructuring. Subsequent membership approvals necessary to authorize the overall restructuring strategy are currently expected to be solicited by the end of 2000.

Although we currently intend to obtain the final member approval by the end of 2000 and thereafter implement the subsequent steps of the restructuring plan as described herein, we are not obligated to do so and we cannot assure you as to whether or when the subsequent membership approval will occur and whether or when the subsequent steps of the restructuring will be implemented. This means that we cannot assure you that we will obtain the expected benefits of the subsequent steps of the restructuring described herein or as to the timing of any such benefits.

                             SECURITIES LAW ISSUES

No securities are being offered in connection with step one of the restructuring. Thus, the special ballot/proxy disclosure materials provided in connection with step one of the restructuring do not constitute a prospectus under the Securities Act of 1933, or any applicable state law. Any offering of the securities described herein will be made only by means of a prospectus that meets the requirements of the Securities Act and constitutes a part of a registration statement which has been declared effective by the SEC. Additional information related to securities law issues relating to the restructuring will be provided to you in connection with a subsequent member vote.

                              TAX CONSIDERATIONS

For U.S. federal income tax purposes, the conversion of the CBOT into Delaware NFP CBOT should be treated as a mere change in its form and place of incorporation. A reorganization that constitutes a mere change in the CBOT's form and place of incorporation should be tax-free both to the CBOT and its members and membership interest holders. Members and membership interest holders, however, are urged to consult their own tax advisors concerning the Federal, state, local and foreign tax consequences to them of step one of the restructuring.

The CBOT will seek a ruling from the IRS as to the tax-free nature of the separation of the electronic trading company and other potential transactions contemplated in the subsequent steps of the proposed restructuring. You will receive additional information regarding the material U.S. federal income tax consequences of subsequent steps of the restructuring in connection with your vote on such matters.

                            CFTC REGULATORY MATTERS

At different stages of the restructuring plan, certain regulatory issues may be raised. While no one can predict with certainty the response of the CFTC to each of these issues as they arise, management and legal counsel are engaged in a process of consultation that should ameliorate any areas of concern.

For example, the CFTC has been advised that, as part of step one of the restructuring, a for-profit wholly-owned subsidiary of the CBOT will be formed to operate the electronic trading business of the CBOT and will trade all existing CBOT contracts electronically. All of these contracts will still trade under the legal authority of the CBOT consistent with its existing contract market designations. The electronic trading company will not seek to obtain its own initial contract market designation status from the CFTC until the separation of the electronic trading company contemplated in the final steps of restructuring. At that time, the electronic trading company will, as an independent company, need to obtain CFTC contract market designations and assume all appropriate self-regulatory responsibilities as a new electronic exchange.

Those aspects of step one of the restructuring that may have an effect on the Rules and Regulations must be submitted to the CFTC before step one of the restructuring can be completed. We currently expect that the CFTC will not raise any objections to step one of the restructuring, so that step one may be implemented as soon as practicable following approval by the members in this member vote.

The CFTC also has been advised that the shift to a for-profit, business-oriented operational approach will not diminish the CBOT's capacity to maintain its high standards of market and financial integrity through effective enforcement of its rules. Some concern has been expressed by SEC Chairman Arthur Leavitt, among others, that for-profit exchanges are incompatible with the ideal of vigorous self-regulation since those exchanges may find their self-regulatory incentives to be compromised by their new for-profit business orientation. If the CFTC adopted that policy and prevented any for-profit entities from acting in a self-regulatory capacity, both the CBOT and the electronic trading company's board of directors would need to make certain adjustments to their business plans consistent with the CFTC's policy. At this time, however, the CFTC has not adopted that policy and discussions are underway with the CFTC to ensure that the agency finds for-profit exchanges to be compatible with self-regulation.

In the course of implementing subsequent steps of restructuring, other regulatory issues may arise relating to the independent yet cooperative nature of certain of the CBOT's and the electronic trading company's activities. These issues will be described more fully in connection with the subsequent member votes.

                                  CONCLUSION

We believe that the future for CBOT members is full of opportunity. However, divergent needs of members, competitive forces, advances in technology and the evolution of the global derivatives market all are having an impact on how that opportunity will be realized. The Board believes that this restructuring plan offers the membership the best means to capitalize on that opportunity. It does so by reorganizing the CBOT into a for-profit company focused exclusively on updated open outcry trading and also reorganizing the CBOT's electronic trading business into a for-profit company focused exclusively on electronic trading.

The existing mutual structure of the CBOT, which was designed over 150 years ago in a different marketplace, no longer serves the greater interests of a majority of its stakeholders. A more streamlined and flexible governance structure is needed to allow the CBOT to react quickly to market developments. In addition, having an equity structure that would provide both the CBOT and the reorganized electronic trading company with a ready means of attracting strategic investors and alliance partners will be increasingly important in the future.

By creating an updated open outcry company that is business-focused and economically viable, the membership should benefit from the preservation of the existing trading environment for as long as the market will support it. The restructuring plan is also designed to preserve the ability to lease seats and to exercise the right to trade at the CBOE.

For the large majority of CBOT members, the restructuring would provide a better financial future the sooner it is adopted and activated. It is the determination of the Board of Directors that maintaining the status quo would mean that both open outcry and electronic trading run the risk of lackluster performance or even failure.

The future of the derivatives industry is not certain. What is certain is that this restructuring plan is designed to provide the membership with the best of both worlds: a viable open outcry environment and a growing and valuable electronic trading company. With the implementation of this restructuring plan, we believe that the CBOT can position itself to lead the global marketplace for the next 150 years.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                              [LOGO APPEARS HERE]



                                    * * * *

The following letter was sent to CBOT employees on May 19, 2000 and is currently available at the Office of the Secretary.


May 19, 2000


TO:  All Employees

FR:  Dennis Dutterer

RE:  Restructuring Update

By now you have had a chance to read Chairman Brennan's letter to the membership regarding the Board of Director's actions concerning Step One of the restructuring plan. Soon, the members will be receiving the ballot along with disclosure materials. Due to the confidential nature of these materials, we are unable to distribute them. However, in the interest of providing you with as much information as possible, I have asked Executive Vice President and General Counsel Carol Burke to provide you with a copy of the special report setting forth the recommendations of the Implementation Committee.

I am committed to this initiative, and to keeping you informed on its progress. I also am committed to keeping our staff team involved in this process to the greatest degree possible. That is why the CBOT management team will be involved in the business planning for this initiative, including making recommendations for staffing of the two new companies. Our management team will focus on building a future for our organization and on how you can play a role in that future. I see you as an integral part of the CBOT's future.

Let me turn to the issue of retention. Our staff team is the greatest asset we have at the Exchange. It is essential we keep our employees in place to sustain the current business, plan for the future viability of the CBOT, and assume roles in the new organizations. I want to do what we can to ensure that the people with the knowledge about the CBOT, the futures industry and our markets can contribute to the success of the new companies.

Pricewaterhouse Coopers (PwC) was retained by the Implementation Committee to develop recommendations for a retention/severance plan for current CBOT staff. They made several recommendations that we adopted, including:

 .    Ensuring leadership is visible and accessible to employees. We will be holding an all-employee meeting in the near future as well as instituting a "Summer Breakfast with the President" program.

 .    Communicating candidly and frequently with employees. In addition to the face-to-face channels of communications listed above, we also have committed to sending regular employee communications regarding organizational changes.

 .    Providing employees with a schedule of upcoming events related to the restructuring, how the retention/severance plan will affect you, and other organizational issues.

 .    Developing an objective means for employees to be considered for roles in the new companies.

 .    Exploring flexible work arrangements and providing enhanced training opportunities for employees

However, as you are probably aware, the CBOT is in a period of preparing for our future while operating the premier exchange in the world. This requires us to operate carefully within certain financial constraints. As a result, we must have prudent management of our finances while we examine ways to raise revenues through a variety of sources.

That is why I recommended to the Board of Directors on Tuesday, and they concurred, to adopt an enhanced severance policy that would take the place of retention payments as recommended by PwC, and would be over and above our current policy. The details on this plan are still being worked out, and we will forward them to you as soon as possible.

I made this decision because, as I stated above, I fully expect there will be roles for employees in the new companies. In addition, it is critical that we sufficiently fund those strategic initiatives that will lay the groundwork for the future of the business. In this way, we will help to ensure that there are opportunities for our employees to take on future roles in the new companies.

Also, let me add that the incentive pay you receive as part of the Performance Management Program is in the Year 2000 budget and it will be paid out according to the normal program guidelines.

Now that the Board of Directors has approved the recommendations, we will work on finalizing the details of the enhanced severance program as quickly as possible, and then communicating them to you. Senior management also will be taking steps to develop business plans for the two new companies, including recommended staffing plans.

As part of my effort to keep you informed, I have been meeting on a regular basis with our officers and department heads. Those meetings will continue. It is my desire to have an all-employee meeting soon so I can have a chance to talk to you directly. I will start the "summer breakfast program" in early June so I can meet smaller groups of employees and keep the dialogue going. In addition, you will be receiving more detailed materials, including a Question and Answer document regarding the retention and severance program described above, in the near future.

Let me close by repeating what I said at the beginning of this memo. I believe this staff team is the greatest asset we have at the CBOT, and I am committed to keeping you involved in the restructuring initiative as it proceeds. By having management actively involved in the business planning for the two new companies, I believe we will accomplish that objective.

I look forward to meeting with you soon, but in the interim, you can contact me by phone at 435-3602 or by e-mail at ddut72@cbot.com if you have any questions
                                      ---------------
on the strategic direction of the Chicago Board of Trade and your role in its future.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.


                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on May 22, 2000 and is currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

May 22, 2000

TO: CBOT Members

FROM: David Brennan

RE: Restructuring Questions and Answers

We are committed to keeping you informed as a continuing part of the restructuring process. As part of that process, this memo and the attached Q&A are intended to respond to questions that may arise in connection with the upcoming member ballot. Specifically, this memo covers Step One of the restructuring and the events surrounding the first vote.

We currently expect that the ballot and ballot disclosure materials will be distributed shortly to voting members. Last Friday, we sent each of you a Restructuring Report, which describes the overall restructuring strategy as currently envisioned.

In this document, we have attempted to anticipate and answer as many questions as possible. I am sure many more questions will be raised. To keep you informed throughout the restructuring process, we will have several opportunities for members to discuss the restructuring over the next few weeks, including a member floor meeting on Thursday, May 25th.

The restructuring strategy is aimed at preparing the Chicago Board of Trade to continue its leadership position in the future. We appreciate your continued support during this time of change. Please continue to provide any input or questions that you may have to the Implementation Committee. As always, we can also be reached in the following ways:

     Email: restructuring@cbot.com
     Hotline: (847) 326-0926
     Voice mailbox: (312) 347-5102
     Fax: (312) 341-5810
     Mail: CBOT Restructuring
           4015 Board of Trade Building
           Chicago, IL 60604

                           *************************

Please note that any information provided in this memo or the attached questions and answers with respect to Step One of the restructuring and the first member vote is qualified in its entirety by reference to the ballot and related ballot disclosure materials. Those are the only materials which you should rely on in making a decision on how to vote in the first member vote.

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                                 *   *   *   *

     The following publication was distributed to CBOT members and membership interest holders on May 22, 2000 and is currently available at the Office of the Secretary.

Restructuring

Questions & Answers


                      [LOGO WITH PICTURE OF TRADING PITS]


                                                                    May 22, 2000



                                                   [LOGO] Chicago Board of Trade

Restructuring Questions & Answers

The Impact of the First Ballot

 .  What did the Board approve in the May 16th CBOT Board of Directors meeting?

   The Board approved the implementation of Step One of the restructuring, which involves the reincorporation of the Chicago Board of Trade in Delaware as a Delaware non-stock, not-for-profit corporation.

   The Board also approved and adopted the overall restructuring strategy, as described in the Restructuring Report of the Implementation Committee. The Board has not yet approved the definitive terms of the transactions, which would implement the remaining steps of the restructuring. The Board continues to have the ability to pursue a different strategy depending upon the circumstances existing at such time. However, the Board feels it is important for the membership to understand the current direction of the restructuring process.

   The Board also approved and adopted the report of the Independent Allocation Committee. This report contains recommendations on the allocation and the methodology for an appropriate and fair allocation of value among the members of the CBOT. The report of the Independent Allocation Committee was also approved and adopted subject to any changes in the underlying facts or assumptions that were used in the preparation of the report.

   The remaining steps of the restructuring, including the allocation, are subject to the Board's further review, consideration and approval. The Board will only approve the terms of transactions that it determines are in the best interests of the CBOT and its members and membership interest holders and are fair to all classes of members and membership interest holders at that time.

 .  What legal actions will the membership vote on as part of the first ballot?

   The membership will be asked to vote on Step One of the restructuring, which will result in the reincorporation of the CBOT in Delaware as a nonstock, not-for-profit corporation. The specific legal actions involved in Step One are the following:

          . The CBOT's election to accept and be governed by the Illinois General Not-For-Profit Corporation Act of 1986, as amended (the "NFP Act");
          . A related amendment to the CBOT's existing special charter to set forth certain information required by the NFP Act; and
          . The reincorporation merger of the CBOT into a newly formed Delaware non-stock, not-for-profit corporate subsidiary of the CBOT. As a result of this merger, the CBOT will become a Delaware nonstock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

    Each of these is an independent legal action requiring approval of the CBOT members entitled to vote. THE CBOT does not intend to take any of these actions separately without also taking each of the other actions. The CBOT will seek member approval of all three actions pursuant to a single vote.

    The ballot disclosure materials will contain more information about Step One of the restructuring and the first member vote.

 .   Why is Step One of the restructuring being submitted to a vote of the members at this time?

    Step One is an essential part of the restructuring plan. Reincorporating in Delaware will provide the CBOT with greater flexibility to implement other aspects of the restructuring. Among other things, Delaware law would permit the CBOT to later elect, after receiving appropriate member approval, to become a for-profit corporation. This change to for-profit status, is critical to implementing the overall restructuring. The Board also believes that membership approval of and implementation of Step One will maintain progress with respect to the implementation of the overall restructuring.

 .   What is the purpose of the Restructuring Report?

    A significant amount of work has been undertaken to develop a plan of implementation of the restructuring, which we believe is important to the future of our exchange. The Board of Directors has approved and adopted the Restructuring Report as the current formulation of the restructuring plan. The Board believes it is important to communicate to the members its progress to date and the overall restructuring plan to the membership. You are not being asked at this time to approve the full restructuring strategy as set forth in the report. Please remember that the first vote requests only that you approve Step One of the restructuring, which will result in the reincorporation of the Chicago Board of Trade in Delaware as a Delaware nonstock, not-for-profit organization.

 .   If the ballot passes, what happens to the CBOE exercise right?

    The Board fully intends to preserve the CBOE exercise right. The CBOT's legal counsel has advised the Board that Step One does not raise any issues under the 1992 agreement with the CBOE and thus should not impact the exercise right. Legal counsel has also advised the Board that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions. While the CBOE has communicated that it disagrees and has suggested that it will contest trading access through the CBOE exercise right subsequent to the restructuring plan, the Board and legal counsel believe that the Board-approved plan complies with those conditions.

 .    What impact does the allocation have on the ballot?

     The allocation has no impact on the ballot. Allocation is not included as part of the ballot. The allocation is included in the Restructuring Report for informational purposes and will be part of transactions designed to implement a subsequent step of the restructuring. Such subsequent steps will be submitted to a member vote at a later time.

 .    Will there be a floor meeting?

     All members are invited to attend a floor meeting on Thursday, May 25th at 2:30 p.m.

 .    Will members be able to provide input to the restructuring plan?

     The Board of Directors welcomes all member input and encourages the entire membership to reach out to the Board and Implementation Committee informally and via various meetings, the hotline and email.

Ballot Procedures

 .    When will members receive the ballot?

     The ballot will be distributed to members as promptly as practicable.

 .    When will members vote?

     It is currently expected that the member vote will be conducted in late
     June.

 .    What is needed to pass the first vote?

     The affirmative vote of at least two-thirds of the votes present and voted either in person or by proxy is required to approve Step One of the restructuring.

 .    If the membership passes the first ballot, when will Step One be implemented?

     Step One would be implemented as soon as practicable following approval in the first membership vote, subject to confirmation that the CFTC has no objection to any rule changes proposed in connection with the CBOT's reincorporation in Delaware. We currently expect that the CFTC will not raise any objections.

 .    When will members vote on the remaining steps of the overall restructuring plan?

     It is expected that one or more subsequent membership votes to implement the remaining steps of the restructuring will take place later this year.

 .    What will the membership vote on in the ballot?

     The membership will be asked to vote on Step One of the restructuring, which will result in the reincorporation of the CBOT in Delaware as a non-stock, not-for-profit corporation. The specific legal actions involved in Step One are the following:
          . The CBOT's election to accept and be governed by the Illinois General Not For Profit Corporation Act of 1986, as amended (the "NFP Act");
          . A related amendment to the CBOT's existing special charter to set forth certain information required by the NFP Act; and
          . The reincorporation merger of the CBOT into a newly formed Delaware non-stock, not-for-profit corporate subsidiary of the CBOT. As a result of this merger, the CBOT will become a Delaware non-stock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

Each of these is an independent legal action requiring approval of the CBOT members entitled to vote. However, because the CBOT would not intend to take any of these actions separately without also taking each of the other actions, the CBOT will seek member approval of all three actions pursuant to a single vote.

The ballot disclosure materials will contain more information about Step One of the restructuring and the first member vote.

Development of the Restructuring Plan

 .    Who was involved with the development of the restructuring plan?

     Beginning last summer, the Restructuring Task Force worked to develop a recommendation to the Board regarding an overall restructuring strategy. The Board adopted this recommendation in January. At that time, the Board designated the Implementation Committee of the Board to work with management and outside advisors to develop a plan to implement the restructuring.

     The Implementation Committee has worked with management consultants (A.T. Kearney, Inc.), financial advisors (Merrill Lynch & Co.) and legal advisors (Piper Marbury Rudnick & Wolfe as special counsel to the Implementation Committee and Kirkland & Ellis as counsel to the CBOT and the Board of Directors) to provide expertise in developing the best plan for implementing the Board-approved restructuring strategy.

     In addition, in January 2000, the Board also designated the Independent Allocation Committee of the Board, comprised of four public directors, to consider the allocation question, including the fairness issues associated therewith. The Allocation Committee has worked with its own financial advisors (William Blair & Company, LLC) and special counsel (Winston & Strawn) in developing its recommendation.

     Significant input from both members and management was obtained through focus groups, individual conversations and email/MemberNet. The Board of Directors was briefed on a regular basic and many Directors also met with members of the Implementation Committee independently to provide input.

 .    Why does the CBOT need to restructure now?

     The CBOT needs to make a decision now about its future. There is risk if we adopt a "do nothing, wait and see" strategy. There are many external and internal forces providing incentive for the CBOT to change. For example, although we face increased competitive threats to our business, we have the ability to arrange opportunities for critical strategic alliances to capitalize on the growth of electronic trading if we restructure now. Based on these factors and the Board's view of the future, the Board has concluded that for the CBOT to be positioned to compete effectively in the 21st century, keeping the status quo is not a viable option.

     Thus, a plan was designed to position members to benefit from both updated open outcry and electronic trading. If the CBOT does not take this opportunity, the value to the membership of any future restructuring proposals could be less. It is believed the CBOT has an early mover advantage that should be seized now.

 .    What is the restructuring strategy?

     The overall restructuring plan calls for the CBOT to demutualize and become a for-profit company with a focus on updated open outcry trading. The CBOT's electronic trading business, part of which is now operated by Ceres, would be reorganized as a for-profit company focused exclusively on electronic trading. Both entities would be for-profit, demutualized companies. Current CBOT members would have ownership in both new companies.

     The electronic trading company would be focused on rapid growth, open access, high earnings and the potential to become a publicly traded company. It is our current intention to conduct an IPO if it is determined to be the best way to unlock value for the membership. On an interim basis, the electronic trading company would be operated as a for-profit subsidiary of the CBOT.

     The open outcry company is expected to remain closely held by the members who would own equity in the company. The for-profit status and other changes will allow for adoption of modern corporate governance procedures and improved decision making and business focus. We currently expect that the objective of this closely held corporation would be to use any retained earnings to make investments in trading operations and technology, to lower costs and to provide enhanced and more efficient trading opportunities. However, as a for-profit company, it could declare dividends to its members/stockholders if it chose to do so.


     The restructuring plan contemplates that the for-profit CBOT and the electronic trading company will offer all products currently offered by the CBOT. The cooperative operating agreement will provide traders in the pit access to the electronic platform and the "hit or take" functionality.

     Step One is the first important step to implement this restructuring plan.

 .    Why is this plan the best solution for the CBOT?

     The Board of Directors considered many other alternative plans and business models before approving the current restructuring plan. This restructuring plan is designed to provide the CBOT an opportunity to compete effectively in the 21st century. It was determined there were no other alternatives better able to provide value to the membership and to position the CBOT for leadership in the future.

     This solution was chosen because it best met the following criteria:
          .    Maximize membership value
          .    Helps to enable the CBOT to remain the center of liquidity for its existing and new products
          .    Enhance the corporate governance structure

          .  Best position the exchange for the future
          .  Can be successfully implemented
          .  Is fair to all classes of members and membership interest holders

 .    What is the expected valuation of the electronic trading company and what assumptions were used in determining the valuation? Can you show the membership what was presented to the Board?

     In connection with its review of the proposed restructuring plan, the Board of Directors received certain data on a range of possible valuations of the electronic trading company. This valuation data is dependent on the operating results of an entity that has not yet been formed, market conditions and numerous other variables. In light of the highly tentative, preliminary and subjective nature of such valuation data, and the fact that assumptions regarding projected operating results are subject to change, the Board of Directors believes that, at this time, release of any valuation data with respect to the electronic trading company would not be appropriate.

 .    How quickly do we need to act to implement this strategy successfully?

     The Board believes that time is of the essence. The CBOT needs to make a decision now about its future in order to capture early mover advantages. Any delay may only serve to hurt the ultimate value of the restructuring to the membership.

Restructuring Impact on the CBOT and its Members

 .    How will Step One of the restructuring impact the CBOT?

     As a result of the reincorporation of the CBOT in Delaware, the CBOT's current special charter will be eliminated and it will lose its unique status as a "special charter" entity. The CBOT will become a non-stock, not-for-profit Delaware corporation, with a new certificate of incorporation, bylaws, rules and regulations. We believe that this reincorporation will provide the CBOT with greater flexibility to pursue its goals, including the implementation of the overall restructuring strategy. Among other things, Delaware law will permit the reorganized CBOT ("Delaware NFP CBOT") to elect, upon appropriate member approval, to change its status to become a for-profit corporation.

 .    Will there be any change in my class of membership or membership interest after implementation of Step One?

     As a result of Step One, the members of the CBOT will become members of the reorganized Delaware NFP CBOT, which will retain the current not-for-profit status of the CBOT. Each class of CBOT membership and membership interest will be converted into a corresponding class of Delaware NFP CBOT membership of membership interest. The rights and obligations of the members of Delaware NFP CBOT will be governed by the new certificate of incorporation, bylaws (which will incorporate substantial portions of the current CBOT rules), substantial portions of the current CBOT regulations and applicable Delaware law. A detailed description of those rules and regulations which will be changed or repealed in connection with Step One of the restructuring will be included in the ballot disclosure. Also included in the ballot disclosure will be the full text of the new certificate of incorporation and bylaws of Delaware NFP CBOT.

 .    Will there be any changes in my rights and obligations as a member or membership interest holder after implementation of Step One?

     As a result of Step One, some of the rights and obligations of members and membership interest holders will change from those currently held in the CBOT today. Generally speaking, however, we believe that the memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those held in the CBOT today. A detailed comparison of the rights of members before and after Step One will be included in the ballot disclosure, which you should read and consider carefully.

 .    What are the tax implications of restructuring?

     The disclosure materials relating to the subsequent membership vote will contain information regarding the restructuring tax consequences for U.S. federal income tax purposes for all members. However, everyone is urged to contact their personal tax advisor to assess the specific consequences of the restructuring to him or her.

 .    What will happen to traders' jobs?

     Similar to today, all traders have the choice to continue trading in the updated open outcry market or trade electronically or to do both.

 .    How will the restructuring affect the leasing rights of current members?

     We currently expect that the leasing privileges, with respect to trading and the CBOE exercise right, will remain the same as they are today.

Details about the Proposed New Companies

 .    Why will the electronic trading business be operated as an independent company?

     Operating the CBOT, focused on updated open outcry trading, as independent from the reorganized electronic trading company should allow each to make decisions that are best for each individual company. Within a single company structure, the Board and management teams could be forced to make trade-off decisions between the two types of trading platforms. Additionally, with limited resources, one or the other would be compromised and potentially could lead to the sub-optimization or even failure of both. For example, if electronic trading were growing rapidly the Board would be inclined to invest heavily to fuel that growth. That investment could come at the expense of open outcry.

     And finally, Merrill Lynch & Co., as financial advisor to the CBOT in connection with the restructuring, has advised the Board that the electronic trading company will have a higher valuation if it is maintained as a separate entity from the CBOT.

 .    Will ownership of the for-profit CBOT and the electronic trading company be independent of each other?

     Immediately following the proposed separation of the electronic trading company from the for-profit CBOT, it is expected that the stockholders of the for-profit CBOT would become stockholders of the electronic trading company. The restructuring anticipates that the for-profit CBOT and the electronic trading company will operate as two separate companies, with independent boards of directors and management. As described in the Restructuring Report, there will be certain non-compete and cooperative agreements between the two companies currently expected to last three years.

 .    Have rulebooks for the new companies been written?

     After the independent electronic trading company is reorganized and becomes a designated contract market, the for-profit CBOT and the electronic trading company will have separate rulebooks. It is currently expected that the charter, bylaws and trading rules for the for-profit CBOT and the electronic trading company will be prepared and presented to the membership in connection with a subsequent membership vote. It is currently contemplated that one rulebook will be used until such time.

 .    What actions will the for-profit CBOT take that will make open outcry competitive?

     For-profit CBOT will undertake cost reduction efforts and attempt to restructure its liabilities in order to strengthen its financial position.

 .    What will it cost the CBOT to restructure?

     We are still defining the total cost for restructuring. We currently expect that the restructured open outcry and electronic trading companies will each pay for their own restructuring costs. Based on preliminary analysis, it is expected that these companies should be able to afford requisite restructuring and start-up/activation costs.

 .    Should the CBOT improve its financial position before undertaking a restructuring?

     We believe that improving our current financial position should not be considered outside the context of restructuring. In fact, it is an integral component of restructuring. We believe that delaying restructuring will only worsen the current financial position of the CBOT. Given the current competitive environment, we believe that the CBOT must undertake the restructuring program urgently. We believe that the restructuring is the key to enabling the CBOT to make the significant operating, structural and financial improvements required.

 .    What types of customers would the electronic company target?

     In addition to the current CBOT customer base, there would be opportunities for the electronic trading eBrokers, day traders, business-to-business e-commerce and retail investors.

 .    Are there any potential strategic partners interested in the electronic trading company?

     Certain potential strategic partners and venture capitalists have approached the CBOT to express a possible interest in the concept of the reorganized electronic trading company. However, there have been no discussions and there has not yet been any determination with respect to the appropriate structure or terms of any such investment in the electronic trading company.

 .    How will the board of directors be selected for each of the new companies?

     Information regarding the process for selecting the respective boards of directors for the for-profit CBOT and the reorganized electronic trading company are included in the Restructuring Report.

 .    How does the restructuring affect clearing and the Board of Trade Clearing
     Corporation (BOTCC)?

     Initially, it is expected that both companies will contract with BOTCC to act as their clearinghouse and BOTCC will offer fungibility to both companies. No formal arrangements have been made at this time.

 .    How does the restructuring impact the CBOT/Eurex alliance?

     The CBOT/Eurex joint venture is a significant asset of the CBOT that we intend to include as a key component of the electronic trading company. We believe our CBOT/Eurex agreement will position us to create a superior electronic trading business.

 .    How will trading fees be established for the electronic trading company and for-profit CBOT?

     We currently expect that trading fees assessed by each company will be determined independently by their respective boards of directors and management. The electronic trading company, however, is currently anticipated to establish exchange fees for CBOT members and their lessees that are no higher than those charged to anyone else for the term of a three-year non-compete and cooperative agreement.

 .    Will all products at CBOT be traded at the electronic trading company?

     The reorganized electronic trading company is currently expected to trade every product currently offered by the CBOT with full fungibility of such products and clearing functions provided by the Board of Trade Clearing Corporation.

 .    Will the management of the electronic trading company operate independently of CBOT?

     We currently intend that the management of the electronic trading company will be substantially independent as soon as it is established. Merrill Lynch & Co. has indicated to the Board that having independent management in place is necessary in order to position the electronic trading company as a viable candidate to attract strategic partners and for an initial public offering. The CBOT Board will retain the authority to establish certain terms of operations of the electronic trading company. Powers reserved to the CBOT Board for approval are currently expected to include, without limitation, the issuance of up to 20% of the equity of the electronic trading company, the operation of Ceres by the electronic trading company as general partner, if applicable, and policies with respect to fees, hours, margins and access. During the interim period after the first member approval and before the final separation of the reorganized electronic trading company, as the board of directors of the controlling shareholder of the electronic trading company and due to various operational requirements such as funding and access to products, platforms and fungibility, the CBOT board of directors ultimately will be in a position to direct the focus of the electronic trading company and its board of directors.

--------------------------------------------------------------------------------

                                    [LOGO]
                                       (R)
--------------------------------------------------------------------------------

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter was sent to CBOT members and membership interest holders on May 22, 2000 and is currently available at the Office of the Secretary.

                                                  May 22, 2000


Dear Fellow Members:

I am writing in response to the letter you recently received from Messrs. Knight, Neubauer, Sagui and Stewart stating their views about certain aspects of the current plan of restructuring as set forth in the Restructuring Report of the Chicago Board of Trade that was unanimously approved by our Board of Directors.

Let me first say that each of you will receive in the next few days a copy of the Restructuring Report describing the overall restructuring strategy and the currently recommended terms of the restructuring plan. You should read this report in its entirety, as we have gone to great lengths, and believe it is extremely important, to inform the membership of the overall restructuring plan as currently envisioned by the Implementation Committee and your Board of Directors, with the advice of our management, employees, members and advisors.

The circulated letter focuses on two specific terms recommended as part of the restructuring plan. The authors propose that (i) there be an ongoing "fungibility" payment from the contemplated electronic trading company to the open outcry company following the restructuring, and (ii) members of the open outcry company receive preferential pricing at the electronic trading company in perpetuity. Let me address each of these issues in turn.

Ongoing "Fungibility" Payment
-----------------------------

It is true that the restructuring plan does not currently contemplate any ongoing payment from the electronic trading company to the open outcry company
-------
for "fungibility" of products or otherwise. However, the restructuring plan provides for significant value to be transferred to the members through the creation and separation of the electronic trading company.

The current recommendations of the Implementation Committee, as adopted by the Board of Directors, contemplate a large (approximately $55 million) payment from the electronic trading company to the open outcry company upon the separation of the two. This payment is intended to allow the electronic trading company to share the liabilities attributable to the costs of developing the electronic trading platform contributed by the open outcry company, as well as operating costs funded by the open outcry company prior to the separation. Further, the electronic trading company is expected to pay its share of restructuring and common operating costs. Finally, the members will receive all of the shares of the electronic trading company for free, other than any portion that may be sold to third-party investors to fund its payment to the CBOT. We expect, however, to provide members an opportunity to participate in such capital raising so as to preserve your ownership interest. You, the members, will reap the full value created in the new electronic trading company.

Fungibility of products following the separation of the two entities will also benefit both companies. The open outcry company will be able to leverage its
        ----
strengths to compete more effectively for order flow through the use of floor technology designed to allow traders to "hit or take" orders across platforms. Fungibility will also allow market participants to offset their open interests across the two platforms and provide cross-margin benefits.

Finally, an ongoing payment from the electronic trading company will likely have an adverse impact on the ability of the electronic trading company to raise capital in the public and private markets necessary to fund its operations and create value for the members.

Any comparison to the Cantor Fitzgerald and eSpeed relationship is misplaced. eSpeed is a majority-owned subsidiary of Cantor, housing the electronic platform used by the Cantor Exchange. It is essentially a shared platform with the Cantor brokerage operations and, consequently, Cantor and eSpeed share in all revenues generated. As indicated by the public documents filed by eSpeed, Cantor pays a portion of its revenue on each trade across the Cantor Exchange to eSpeed, as does eSpeed to Cantor. In addition, Cantor did not receive any one-time payment from eSpeed as is contemplated in our restructuring plan. Rather, Cantor raised money through the sale of a portion of its shares in eSpeed at the time of eSpeed's IPO.

In contrast, our restructuring plan contemplates two separate independent companies with no parent-subsidiary relationship. The Restructuring Report describes in detail the relationships contemplated between the open outcry and electronic trading companies. We urge you to read the Restructuring Report to better understand the currently envisioned restructuring plan of the CBOT. We suggest that members who would like to know more about the Cantor/eSpeed relationship read the documents publicly filed by eSpeed with the Securities Exchange Commission. They describe a very different relationship than the one contemplated in our restructuring plan.

As you can see from the above, we believe that the open outcry company and our members are receiving significant and full value pursuant to the recommended restructuring plan.

Preferential Member Pricing
---------------------------

Contrary to the statements made in the letter you received, the restructuring plan currently provides that members at the open outcry company will receive the best pricing at the electronic trading company for 3 years, which is the duration of the contemplated non-competition agreement between the two entities. This "most favored nation" right would travel with a member's seat, whether transferred by sale or lease. This will allow smaller members to compete with larger traders and firms who have higher trading volumes throughout the term of the non-compete.

We have been advised that granting a perpetual right to preferential pricing may have a significant negative impact on the financial results and operating flexibility of the electronic trading company, with only marginal benefit to seat values at the open outcry company. Further, such a right would likewise have an impact on the ability of the electronic trading company to raise capital in the public and private markets necessary to fund its operations and create value for the members.

Management of the electronic trading company could, however, at any time determine to extend most favored nation pricing to all members beyond the 3-year term of the non-compete, as it deems appropriate to ensure liquidity at the electronic exchange. Finally, following the 3-year term of the non-compete, the open outcry company could establish or align itself with an electronic platform that directly competes with the reorganized electronic trading company. An expectation of preferential pricing under those circumstances would certainly be unwarranted.

Again, the Implementation Committee and your Board of Directors have carefully considered the merits and the possible terms of preferential pricing. The preferential pricing rights set forth in the recommended restructuring plan reflect their best judgment in light of the plan as a whole and the benefits to be derived by all members in the restructuring.

Conclusion
----------

I hope that this letter provides some clarity to the issues concerning fungibility and preferential pricing raised by our fellow members. Rest assured that we will continue to keep you informed about the restructuring process and endeavor to provide you every opportunity to ask questions, voice opinions and discuss issues.


                                            Sincerely,

                                            /s/ David P. Brennan

                                            David P. Brennan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

                                                   [LOGO] Chicago Board of Trade

The following letter and attachments thereto were distributed to CBOT members and membership interest holders on May 23, 2000 and are currently available at the Office of the Secretary.

Dennis A. Dutterer
President and
Chief Executive Officer

                                  May 23, 2000

Dear Member:

In advance of the May 25th member meeting where Chairman Brennan will update you on our restructuring initiative, I have attached some recent news articles, which outline some of the structural changes underway at other financial exchanges around the world.

As part of our over communication effort with our membership on this critical initiative, these articles will give you further insight on what the rest of the financial services industry is doing as we consider our restructuring effort at the Chicago Board of Trade.

If you are unable to attend the May 25th meeting in person, you can still participate by accessing MemberNet.

Please contact me by telephone at (312) 435-3602 or by email at ddut72@cbot.com if you have any questions on the restructuring initiative or on any other matters at the Exchange.

                                        Sincerely,


                                        /s/ Dennis

                                        Dennis A. Dutterer

Attachments

/ep

141 W. Jackson Boulevard
Chicago, Illinois 60604-2994
312 435-3602
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                  Reuters
                                  May 12, 2000

NYMEX receives SEC go-ahead on demutualization

--------------------------------------------------------------------------------

NEW YORK, May 12 (Reuters) - The New York Mercantile Exchange (NYMEX) said on Friday it has received approval from the U.S. Securities and Exchange Commission
(SEC) to turn its business into a for-profit organization.

The plan to demutualize for NYMEX, the world's largest physical commodities market, now goes to a vote by its membership on June 20, the exchange said.

In a statement, NYMEX Chairman Daniel Rappaport emphasized the importance of the demutualization, saying it would give the exchange new opportunities for business ventures while reacting rapidly to competition.

NYMEX said it has also sought clearance of the plan from the Commodity Futures Trading Commission (CFTC) and is also seeking a tax ruling from the Internal Revenue Service (IRS).

The plan calls for reorganizing NYMEX, currently a not-for-profit exchange, as a for-profit membership organization under Delaware law and renamed New York Mercantile Exchange Inc.

((--Gene Ramos, New York Energy Desk +1 212 859 1761; fax 859 1629

                              Wall Street Journal
                                  May 11, 2000

                                 LME to Reshape

                               Structure, Become

                               Shareholder Entity

                                   ----------

                       A WALL STREET JOURNAL NEWS ROUNDUP

      The London Metal Exchange, one of the world's oldest and most prestigious commodity trading bodies, said yesterday it planned to reshape its ownership structure and press ahead with electronic trading.

      The 123-year-old institution, which handles $2 trillion a year of metals business, said it would put to members plans to demutualize and become a shareholding entity.

      The LME is just the latest London institution to make the change to its ownership in a bid to become more flexible and fast-moving. The London Stock Exchange did so earlier this year, and the London International Financial Futures and Options Exchange made the change in 1999.

      The LME also reaffirmed that it would develop an electronic screen trading system for use outside of ring trading times. Most of the LME's business is conducted through open-outcry trading organized around formal "ring" sessions where members shout orders from red-leather couches.

      The exchange confirmed that a streamlined board was also firmly on the agenda. "The approach we are adopting is one of 'modernize and maintain'... In a fast-changing world the exchange needs to be able to act speedily to reinforce and develop its position," the LME's chief executive officer, David King, said.

      In February it set up an eight-member committee--four from category one RDMs (ring dealing members) and four from category two ABCs (associate broker clearers)--to firm up the exchange's strategy, particularly for new technology.

      "The precise specification of the system is in the process of being finalized, as is identification of the preferred supplier. The exchange is well placed to do that in the weeks ahead," Mr. King said.

      Lord Bagri, the LME's chairman, said he believed along with the review committee that the board needed to be restructured.

      "The board will propose to the members that the exchange becomes a shareholding entity. The final details of the proposals have been delegated to a committee under my chairmanship," Lord Bagri said.

      A consultation paper would be issued in the next few weeks.

                                Financial Times
                                  May 8, 2000

NZ Stock Exchange in talks on merger

By Virginia Marsh in Wellington

--------------------------------------------------------------------------------

The New Zealand Stock Exchange, which is facing an exodus of large companies to overseas markets, is in talks with three potential partners about a possible merger.

      The NZSE declined at the weekend to identify with whom it was talking but analysts see the frontrunner as the Australian Stock Exchange. Eton Edgar, chairman, said he expected the talks would take about two months to resolve.

      The move comes less than two weeks after Lion Nathan, the brewer whose shares account for 4.4 per cent of the NZSE-40 Capital Index, said it was moving to Australia, its largest market.

      Another top 10 stock, forestry group Carter Holt Harvey, also said last week it was considering moving to Australia while in March Brierley Investments completed its shift to Singapore.

      Companies on the exchange have been hit by dwindling interest among big international investment banks in following a market as small as New Zealand's.

      The NZSE's total capitalisation is NZ$49bn (US$24bn), equivalent to about half the value of Telstra, the Australian telecommunications operator that is one of the ASX's two largest stocks.

      In an FT interview last week, Theresa Gattung, chief executive of Telecom New Zealand, the country's largest company, said she believed the carrier's share price had been constrained by the fact that its primary listing was in NZ and that she was considering floating high-tech spin-offs from the group abroad.

                    [PICTURE OF AUSTRALIAN STOCK EXCHANGE]
           Australian Stock Exchange: seen as frontrunner for merger

      Brokers see the ASX as the most logical partner for the NZSE because of the close trading and investment links between companies in the two countries.

      In addition, New Zealand's largest banks are owned by Australian financial institutions while international investment banks already follow some New Zealand companies from regional headquarters in Australia.

      The structures of the two exchanges are quite different, however. The NZSE is a non-profit mutual-style organisation that aims to pass on benefits to members through cost minimisation and lower transaction fees. The ASX is a for-profit, listed company.

      There are also differences in the regulatory regimes of the two exchanges, although the planned introduction of a takeover code by New Zealand's new Labour government coalition would bring NZSE rules more in line with the ASX.

      The government, which has been fostering closer economic ties with Singapore has suggested it would sanction a merger of the NZSE with an overseas exchange although it has responded coolly to a new report by two influential local academics advocating formation of a common Anzac currency

                                 Financial Times
                                 May 4, 2000

London stock exchange links with Frankfurt

New iX market signals alliance with Nasdaq and more mergers are likely

By Vincent Boland, Capital Markets Editor, in London
--------------------------------------------------------------------------------
The London Stock Exchange and Deutsche Borse announced their long-awaited merger yesterday, the most far-reaching undertaken by any stock exchanges.

      It could start a wave of similar mergers. The new body immediately signalled an alliance with Nasdaq, the US market for technology stocks, that aims to create a global stock exchange.

      The London and Frankfurt exchanges announced a full merger of their cash markets in equities and derivatives products into a market called iX - international exchanges. They will also set up a separate market for "new economy" stocks in the technology sector in a joint venture with Nasdaq.

      It ends 200 years of independence for the LSE and marks a big step for Deutsche Borse, which has led the rapid emergence of Frankfurt as a financial centre.

      "This is what our customers really want to see happen," said Gavin Casey, chief executive of the LSE. "It was not possible to achieve this simply by cooperating - there had to be a merger so that we could create a bigger market."

      Mr. Casey will step down from the LSE when the merger is completed this year. Werner Seifert, chief executive of Deutsche Borse, will take the same role at iX. Don Cruickshank, appointed chairman of the LSE last month, will become chairman of the merged market.

      The merger creates the world's third biggest stock market by turnover, accounting for 53 per cent of daily trading in European equities. It will be the dominant stock exchange in Europe.

      Observers said its sheer size would make it the partner of choice for other European stock exchanges that are under pressure to consolidate to cut the cost of buying and selling European shares. IX has already begun discussions with the Milan and Madrid stock exchanges, which could become part of the new exchange next year.

      Users of the two exchanges, and especially participants among the global investment banks, which have pushed hardest for Europe's exchanges to consolidate, gave the creation of iX a cautious welcome.

      Colin Buchan, global head of equities at UBS Warburg, said it was "a real step forward in creating a more unified trading process in European stocks." Others said the details of how much the merger would cost users - and how much they would save if transaction costs fell - was far from clear.

      There was also uncertainty about splitting regulation between the UK and German authorities. Trading in blue chip stocks will be based in London and regulated under UK rules, while the growth market will be based and regulated in Germany.

                               Wall Street Journal
                               May 4, 2000

                    New European Exchange Links With Nasdaq

                   ----------------------------------------

London, Frankfurt to Meld; U.S. Market Will Join Growth-Stock Venture

                               ----------------

                              By SILVIA ASCARELLI
                   Staff Reporter of THE WALL STREET JOURNAL

      LONDON -- The London and Frankfurt stock exchanges, unveiling plans for a pan-European merger, raised the prospect of going global in cooperation with the Nasdaq Stock Market in the U.S.

      As expected, London Stock Exchange PLC and Deutsche Boerse AG announced a merger of equals into a new exchange -- dubbed iX, short for International Exchanges -- designed to provide one-stop shopping for many European stocks.

      The two exchanges also announced a joint venture with Nasdaq to build a pan-European market for growth stocks to be based on Germany's Neuer Market, London's TechMARK and the top 100 Nasdaq-listed companies. It will be linked to Nasdaq in the U.S. and its soon-to-be-launched Japanese growth market, paving the way for round-the-clock trading in the biggest companies as soon as early next year.

      These links mark "one step in an evolution ... toward creating a marketplace for the 21st century," said Frank Zarb, chief executive of Nasdaq.

      Formally, the European exchanges and Nasdaq said only that they will look into further cooperation, including cross-shareholdings. But the cooperation with Nasdaq eventually could lead to a merger of that exchange with iX, said Gavin Casey, who plans to depart as chief executive of the London Stock Exchange once the iX merger is completed. "That's the end-game," he said.

      Mr. Zarb said that for the moment, that's "not on the radar screen," adding, "But I never say never to anything."

      The London-Frankfurt merger is contingent on the approval of shareholders of the two exchanges, expected in the autumn. It isn't clear how smaller stockbrokers, which dominate the ownership of the London Stock Exchange, will react.

      Creation of iX is likely to trigger consolidation among Europe's costly network of companies handling the clearing and settlement of securities trades. The deal also should promote convergence in the way European stock markets are regulated.

      The Milan and Madrid bourses yesterday signed a letter of intent to join iX in 2001. A spokesman for Swiss Exchange said it also was approached and would study the offer.

      Yesterday's announcement trumps the plan of the French, Dutch and Belgian bourses to merge into an exchange called Euronext. That planned exchange will need to sign up more partners or risk being swallowed up by iX.

      The latest merger brings together 53% of all European equity trading by value

                                    Continued

                               Wall Street Journal
                               May 4, 2000
                               continued

and 81% of all dealings in European growth markets, according to the London and Frankfurt exchanges. About 45% of Europe's top 300 blue chips have their main listing on one of the two exchanges. The merged exchange would list shares with a total market value of about $4.4 trillion, compared with $10.2 trillion on the New York Stock Exchange.

      Although iX will initially list only German and United Kingdom blue chips, it is likely to quickly add those of other countries, said Mr. Casey of the London Stock Exchange.

      Some of the world's biggest securities firms were the driving force behind this merger plan. Since the euro was launched last year as a common currency of 11 European Union nations, investors increasingly treat the Continent as one block instead of as separate countries. Companies, too, want easier access to a wider pool of investors. Meanwhile, traditional stock exchanges are under pressure from nimble upstarts, ranging from Tradepoint Financial Networks PLC to Jiway PLC, that want to create simple pan-European dealing systems.

      This deal doesn't do much to address the costliest part of European share dealings, a myriad of national clearing and settlement systems that cost investors about 10 times what the same services cost in the U.S. Clearstream, a major European settlement organization 50%-owned by Deutsche Boerse, was excluded, in part to make iX a "merger of equals."

      But merger talks involving clearing and settlement are only a matter of time, predicted Werner Seifert, the Deutsche Boerse chief executive who is to hold that title at iX. "It's now time for Crestco (the U.K. settlement company) and Clearstream and Euroclear (a major European rival) and the others to sit down and deal with consolidation," said Rolf E. Breuer, chairman of Deutsche Boerse and chief executive of Deutsche Bank AG, the Frankfurt exchange's biggest shareholder. "The writing is on the wall. Talks will be starting very soon."

      Securities firms also want to create a central trading facility, which makes possible anonymous trading and the ability to combine their buy and sell orders into one net amount, thereby reducing costs significantly. It isn't clear whether iX will opt for the trading system now being built for the London Stock Exchange by the London Clearing House or use a rival system envisioned by Eurex, the derivatives exchange 50%-owned by Deutsche Boerse. London Clearing House is merging with Clearnet, which is owned by the Paris bourse. The iX merger "does provide the impetus to broaden the scope of that rationalization process," a London Clearing House spokesman said.

      U.K. and German regulators say they have been in close contact to address regulatory matters. But the merger is likely to increase pressure for a pan-European regulator. As expected, the new exchange will be based in London and use Deutsche Boerse's Xetra electronic trading system. The complex system will split share dealings, with blue-chip shares trading in London under London rules and growth stocks in Frankfurt under Frankfurt rules. Deutsche Boerse still plans to open until 8 p.m. local time beginning in June. It now closes at 5:30 p.m., in sync with London.

      The Xetra system, which also will be part of the Nasdaq joint venture, could be rolled out to London users in the first half of 2001, Mr. Seifert said. Don Cruickshank, who is to become chairman of the London Stock Exchange this month, will become chairman of iX.

      A potentially thorny issue is iX's aim of eventually trading all blue chips in euros. Officials stressed that such a move would happen only with the approval of market participants.

================================================================================

New Kid on the Block

Tops in Europe
Pro forma iX market share

[The following table was represented as a bar graph in the printed materials.]

                                 iX       Other European bourses
                                 --       ----------------------

European equity trading          53%                47%

European growth markets          81%                19%

European derivatives trading     56%                44%

Growth Globally

Market capitalization* as of February 1999, in trillions of dollars

[The following table was represented as a bar graph in the printed materials.]

New York Stock Exchange               $10.2

Nasdaq-Amex                            $5.9

London-Frankfurt                       $4.4

Tokyo                                  $4.3

Source: iX, New York Stock Exchange                        *Domestic shares only

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                              Wall Street Journal
                              April 19, 2000


                      German and London Exchanges to Merge
                             ----------------------
      Deutsche Boerse Will Own Estimated Two-Thirds of Combined Operation
                             ----------------------

                              BY SILVIA ASCARELLI
                   Staff Reporter of THE WALL STREET JOURNAL

     Deutsche Boerse AG will own about two-thirds of a combined German and London stock exchange, according to current plans.

     The deal, which effectively amounts to a takeover of the recently demutualized London Stock Exchange PLC, could be announced as soon as the middle of next week, according to people familiar with the talks, and would mean delaying Deutsche Boerse's own plans to go public next month.

     It also would come despite an attempt by ParisBourse SA to woo London into the rival Euronext camp, created last month through the merger of the French, Dutch and Belgian exchanges, with an offer of a 50% stake in a bigger company.

     Against that backdrop, Deutsche Boerse announced a joint venture yesterday with MarketXT Inc., a U.S. electronic-communications network, to give some U.S. investors direct access to European blue chips via Germany.

================================================================================
The Big Three
Europe's biggest stock exchanges, by market capitalization at the end of February, in trillion of dollars (converted from euros at current rate)

[THE FOLLOWING INFORMATION WAS PRESENTED AS A BAR GRAPH IN THE PRINTED
MATERIAL.]

     London Stock Exchange          $2.86
     Euronext*                      $2.29
     Deutsche Boerse                $1.52

*Pending merger of French, Dutch, and Belgian exchanges

Source: Federation of European Stock Exchanges
--------------------------------------------------------------------------------

     The two will create a separate European broker-dealer that is to be launched in the autumn.

     If the larger deal between London and Frankfurt is approved, it would bring together Europe's two largest stock markets as measured by market capitalization. Though Deutsche Boerse is the smaller exchange, it would become the bigger partner because the deal would include its 50% stake in Eurex, the world's largest derivatives market, and 50% stake in Clearstream, the clearing and settlement company it owns with Cedel International.

     But the deal, which comes nearly two years after the two bourses first tried to merge, is complex and wouldn't tackle the most costly part of share dealings, the arcane posttrade world of clearing and settlement that costs about 10 times more in Europe than in the U.S. It likely would rely on the German Xetra system rather than London's SETS system, which was shut for the better part of a day earlier this month.

     Under the terms of the proposed agreement, share dealing would be split between the two markets, according to people familiar with the talks.

     European blue chips -- including German shares -- would be traded in London and be governed by British regulations. That includes accounting and other disclosure rules, which are more rigorous than those in Germany.

     Under yesterday's announcement, Deutsche Boerse will invest 3.5 million euros ($3.3 million) to create EuroXT, a broker-dealer based in Frankfurt that will give qualified U.S. investors access to Xetra and other European systems. MarketXT, which has struggled to gain critical mass as one of three electronic communications networks that run after-hours dealings, will own 29% of the company and invest 1.5 million euros.

     Officials said the plan has been approved by the U.S. Securities and Exchange Commission.

================================================================================
                                Financial Times
                                April 19, 2000


EXCHANGES
--------------------------------------------------------------------------------
Deutsche Borse teams
up with MarketXT

Deutsche Borse is joining forces with MarketXT, a US electronic communications network offering extended-hours trading, to offer US investors access to European stocks. It is a rare example of an established stock exchange teaming with an alternative trading system. The two operators plan to set up EuroXT, which will operate as a European broker-dealer offering access to information and trading in stocks listed on European stock markets. Deutsche Borse will initially own 71 per cent of the venture, with MarketXT owning the remainder.

     Volker Potthoff, a member of the executive board of Deutsche Borse, said yesterday that EuroXT would launch in the autumn. It would provide access to European stocks by becoming a member of various of Europe's stock exchanges. US investors currently account for about one-quarter of all trading in German stocks, Mr. Potthoff added, and the aim of the new venture was to increase liquidity and widen the availability of investment opportunities for new US investors.

     MarketXT has been operating since August and includes Salomon Smith Barney, Morgan Stanley Dean Witter and Herzog Heine Geduld among its shareholders. It focuses on individual investors and claims to be the first ECN to offer extended-hours trading facilities. MarketXT is being acquired by Tradescape.com, a New York-based portal backed by Japanese internet investment house Softbank, which offers liquidity in financial markets. Vincent Boland

                              Wall Street Journal
                              April 17, 2000

     NASD Members Vote to Sell Nasdaq, Paving the Way for Private Ownership

                                By TERZAH EWING
                   Staff Reporter of THE WALL STREET JOURNAL

     Members of the National Association of Securities Dealers voted overwhelmingly to sell the Nasdaq Stock Market to brokerage firms and the corporations that trade on it.

     In doing so, the members largely ignored vocal opposition against the plan from an advocate for small brokerage firms.

     The verdict -- with 3,423 of the NASD's 5,500 members voting in favor of the proposed sale to just 652 voting against it -- came at a special membership meeting Friday. It paves the way for Nasdaq, home to big and small stocks and best known for its technology-stock franchise, to become the first major U.S. market to move to private ownership from a membership ownership.

[PHOTO of Frank Zarb]

     It also could ultimately lead to an initial public offering of stock in the new, privately owned Nasdaq. An IPO isn't part of the current plan, which involves only a two-part private placement of shares. But NASD Chairman Frank Zarb said the question of an IPO will likely be settled by Nasdaq's board later this year.

     The private placement, revolutionary in its own right, is the culmination of months of work by Mr. Zarb and other NASD board members and staff. The strength of the favorable vote also shows that they won over the majority of the organization's small-firm members, despite attempts to turn them against the plan by Alan Davidson, another NASD board member who came out against the plan last month.

     "After all these weeks of talking and answering questions, the vast majority of members, most of which are small, came to the conclusion that this was in the best interests of everyone," Mr. Zarb said.

     Still, he and his colleagues have to contend with a continuing battle against them waged by Mr. Davidson, a small-brokerage-firm advocate. He objects to the plan because he says it will dilute the power of small firms relative to large Wall Street firms and because he said he fears it will directly or indirectly lead to the formation of a single self-regulator, a development he opposes.

     Now that he has lost the vote, he is pursuing a lawsuit filed last week to stop the deal. NASD officials confirmed they expect a New York state judge to hear arguments on a motion by Mr. Davidson's side for a preliminary injunction to delay the restructuring.

     With the vote, "I fear that this time the NASD membership has signed their own death warrant," Mr. Davidson said in a news release. He added that his suit is "an attempt to obtain fairer treatment for the 5,500 member-owners who received less than 50% of the stock allocation of 130 major issuers who are not owners."

     The NASD considers the suit to have "no basis in either law or fact," according to its attorney.

     Meanwhile, Mr. Zarb and other Nasdaq officials have their work cut out for them in enacting the plan, which will raise more than $1 billion for Nasdaq and the NASD's regulatory arm. They expect to complete the plan's first phase -- a reduction of the NASD's ownership to about 51% -- by the end of May. They hope to complete the second phase, which will reduce the NASD's ownership to about 20%, by the end of September.

     The NASD is offering the shares, priced at $11 each, to three groups: about 130 market participants, including trading houses and securities firms; about 130 Nasdaq-listed companies; and NASD members in general.

     Subscription forms for the shares were sent out last month along with the private-placement memorandum. Mr. Zarb said there already has been strong interest from all three groups of shareholders. He added that the deadline for subscribing for shares has been extended.

     Among the questions that will be answered between implementation of the two phases is that of who will succeed Mr. Zarb as head of the two newly separate organizations. Search committees have already been formed to address the question. Meantime, Mr. Zarb, who is chairman and chief executive of both the NASD and Nasdaq, said he will stick around during the transition, even past his March 2001 contract expiration if necessary.

     The NASD also hopes to receive official exchange status for Nasdaq from the Securities and Exchange Commission before phase two's completion. Nasdaq, already a de facto stock exchange, hasn't needed the designation before because it has been a unit of the NASD.

                                Financial Times
                                 April 14, 2000

--------------------------------------------------------------------------------
MARKETS CITY OF LONDON DELEGATION AIMS TO WIN INFLUENCE IN ARGENTINA AGAINST US COMPETITION
--------------------------------------------------------------------------------
Buenos Aires exchange links with LSE

By Ken Warn in Buenos Aires
---------------------------

The London and Buenos Aires stock exchanges yesterday signed a potentially far-reaching co-operation agreement which could lead to the cross-listing of shares in the two markets.

     The London exchange is also offering to help develop a market in shares of high-technology Argentine companies. This potential market is considered the cornerstone of plans to revitalize stock trading in Buenos Aires.

     The deal, initially involving the exchange of information and expertise, is the London Stock Exchange's first such accord in Latin America. London authorities are also believed to be negotiating a similar deal with Brazil's Sao Paulo stock exchange.

     The agreement comes amid a push by the City of London to increase its financial services business in Argentina. It hopes to wrest more of the market from US financial institutions.

     Howard Davies, head of the UK Financial Services Authority, is leading a business mission to Buenos Aires this week.

     The Buenos Aires exchange has suffered a series of setbacks. The market has been stripped of some of its biggest and most liquid stocks, such as energy company YPF, which was bought by Repsol of Spain last year for $1.5bn.

     Trading volumes have dwindled, and Argentine high-tech companies such as internet portal El Sitio and communications network provider Impsat have gone to the Nasdaq for funds, bypassing the local market.

     However, stock exchange authorities last month approved plans for a new market for the fledgling high-tech sector, dubbed "Nasdaquito" or Little Nasdaq. Financial reporting requirements will be much less onerous than on the main market. The proposal for the new market is expected to win quick approval from Argentina's securities commission, the CNV.

     The London exchange's "experience and strength in consultancy could be useful in the creation of a high-tech market", said Herman Giannasi, the London market's global business development manager. "This is one of the reasons behind the accord. We also hope Argentine companies wanting to raise more money or diversify their shareholder base will come to London."

     The aim was not to sap liquidity from the local market, but to be complementary, he said.

     Mr. Davies said the City saw significant opportunities in financial services in Argentina, including insurance and reinsurance, fund management, consultancy services to financial institutions and property management.

     "Argentina's new administration aims at achieving investment grade status for its debt. Further reforms in the financial system will be necessary to achieve this. The City can help."

                              Wall Street Journal
                              March 3, 2000

          NASD, NYSE Discussed Merging To Keep Up With Market Changes

        By Michael Schroeder
Staff Reporter of The Wall Street Journal

     The National Association of Securities Dealers and the New York Stock Exchange have discussed merging as a way to preserve a central role in fast-evolving equity markets, according to people with knowledge of the talks.

     The contacts are described in a private placement memorandum outlining the NASD's proposed plan to sell part of its Nasdaq market. The document, which may be sent to NASD members as early as next week, said senior officers of the NASD and Nasdaq have talked with major markets, including the NYSE, about "joint ventures, market affiliations and combinations." The memorandum also said that talks are expected to continue with various parties.

     "The rapid evolution of the world-wide securities markets require the NASD and Nasdaq to be proactive," the document said.

     While a deal at this point appears unlikely, such discussions between two fierce rivals indicate how much technological change and competition are forcing securities markets to remake themselves. The dominance of the Nasdaq and NYSE, both as marketplaces and regulators, is being challenged by a slew of upstart electronic markets. Big Wall Street firms fear that the fragmentation of trading among so many markets and trading systems is leaving U.S. capital markets vulnerable to foreign competition.

     These firms are aggressively pushing plans for linking markets electronically and centralizing securities regulations. Separately, while praising competition in almost every other part of the economy, many brokerage firms grouse about having to maintain membership in U.S. major stock markets that compete for the same listings and order flow. Nasdaq's and the Big Board's costly new expansion plans in New York strike some as particularly wasteful.

     A spotlight was placed on that debate Tuesday at a Senate Banking Committee hearing in New York. While the heads of four major U.S. securities firms pressed strongly for a centralized market structure, heads of the NYSE and the Nasdaq Stock Market objected.

     Shortly after the hearing concluded, the NASD board held a telephone meeting and discussed, among other things, the possible merger. NASD Chairman Frank Zarb told the board that there had been discussions about the NYSE acquiring Nasdaq, but that the idea hadn't met with much support, people familiar with the matter said. Mr. Zarb related that NYSE Chairman Richard Grasso "had not put an offer on the table" and that talks had broken off, these people said.

     Securities and Exchange Commission Chairman Arthur Levitt, however, is urging the two sides to get back together, these people said.

     An NASD spokesman said, "We're proceeding with our private placement full speed ahead. While we talk with everyone all the time, including the New York Stock Exchange, about possible arrangements, there are no agreements, negotiations or deals with the New York Stock Exchange."

     An NYSE spokesman said, "We have said in the past that everybody in the industry is speaking with everybody else." Mr. Levitt declined to comment.

     The SEC recently sought comments on six possible market-structure scenarios that range from the status quo to different type of linkages among markets and exchanges. Mr. Levitt has said in the past that he favors a plan to link all markets and to combine in some form the regulatory arms of the NASD and NYSE to consolidate oversight of the various exchanges and electronic markets. People familiar with the matter said the NASD is studying the single-regulator concept.

     At the least, the NYSE and NASD may be thinking about how to short-circuit proposals by the major broker-dealers, including Merrill Lynch & Co., Goldman Sachs Group Inc. and Morgan Stanley Dean Witter & Co. In a draft "white paper" in mid-January, these firms outlined their proposals for a centralized market with a single regulator. As the group sees it, a central independent industry regulatory body would be organized as a corporation. To lessen the authority of the NYSE and NASD, the big firms advocated that not only exchanges be represented on the regulator's governing board, but also broker-dealers, new electronic markets and public members.

     Mr. Zarb is trying to move quickly to make Nasdaq a for-profit operation. In January, the NASD board approved a sale of part of Nasdaq to certain groups of the market's participants through a two-step private placement. The approval is a step forward for NASD officials, who began looking into a new ownership structure for Nasdaq nearly two years ago. The proposed private placement, which could raise $1 billion, must be approved by the NASD's 5,500 members and by the SEC.

     Last Tuesday's meeting also was aimed as soliciting approval for the sale prospectus. In addition to merger discussions, the board also discussed raising the deal's offering price from $10 a share to $11 a share. The board also was informed that Nasdaq likely wouldn't meet the midyear deadline, imposed by the SEC, for markets to begin phasing in trading in decimals rather than traditional dollar fractions.

                               *    *    *    *

     The following presentation was given to CBOT members and membership interest holders on May 25, 2000 and is currently available at the Office of the Secretary.

--------------------------------------------------------------------------------

                            Chicago Board of Trade

                                    [LOGO]

                                 Floor Meeting

                                 May 25, 2000

================================================================================
Agenda

Time                        Topic                          Speaker

 .    2:30 - 2:35    Welcome and Introduction           D. Brennan

 .    2:35 - 2:50    Industry Overview/Key Issues       D. Brennan

 .    2:50 - 3:00    Restructuring Plan                 A.T. Kearney

 .    3:00 - 3:10    Highlights of Ballot               Kirkland & Ellis

 .    3:10 - 3:20    President's Remarks                D. Dutterer

 .    3:20 - 5:00    Q&A

                                                            A.T. Kearney  Page 2

================================================================================
The Industry is Quickly Changing

     ------------------------------------------
 .    Members are becoming competitors
     ------------------------------------------
     ------------------------------------------
 .    Exchanges are reinventing themselves
     ------------------------------------------
     ------------------------------------------
 .    Cash and futures markets are converging
     ------------------------------------------

                                                            A.T. Kearney  Page 3

================================================================================
Where is CBOT Today?

     ------------------------------------------
 .    Underinvested in electronic commerce
     ------------------------------------------
     ------------------------------------------
 .    Old and inefficient governance structure
     ------------------------------------------

                                                            A.T. Kearney  Page 4

================================================================================
Key Issues

     ------------------------------------------
 .    Product fungibility
     ------------------------------------------
     ------------------------------------------
 .    Preferential member pricing
     ------------------------------------------
     ------------------------------------------
 .    Allocation
     ------------------------------------------

                                                            A.T. Kearney  Page 5

--------------------------------------------------------------------------------

                            Chicago Board of Trade

                                    [LOGO]

                                 Floor Meeting

                        Overview of Restructuring Plan

                                 May 25, 2000

                                   ATKEARNEY

================================================================================
A recap ... Board approval in January

--------------------------------------------------------------------------------
                       Open Outcry Strategic Objectives
--------------------------------------------------------------------------------
 .  Provide superior open outcry trading platform
           -------------

 .  Reduce costs and Streamline pricing structure to unlock profitability
                    ----------

 .  Preserve and enhance liquidity
                -----------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                 Fully Demutualized as Two Distinct Companies
--------------------------------------------------------------------------------

                   ---------------           ---------------
                       Members/
                     Stockholders              Stockholders
                   ---------------           ---------------

                   ---------------           ---------------
                                                Electronic
                      Open Outcry                 Trading
                       Company                    Company
                                                  (eCBOT)
                   ---------------           ---------------

                    Demutualized,               Demutualized,
                     For-Profit                  For-Profit

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          eCBOT Strategic Objectives
--------------------------------------------------------------------------------

 .  Leverage strong brand and current capabilities
   ---------------------

 .  Grow electronic trading
        ------------------

 .  Provide superior electronic trading platform
           ------------------------------------

 .  Leverage Eurex and other strategic alliances/acquisitions
   --------------           -------------------

--------------------------------------------------------------------------------

                                                            A.T. Kearney  Page 7

================================================================================
Work of the Implementation Committee

--------------------------------------------------------------------------------
                       Focus of Implementation Committee
--------------------------------------------------------------------------------

 .  Develop overall implementation plan, process, and timetable

 .  Define required interfaces

 .  Identify process for selecting directors

 .  Develop ballot materials

 .  Manage restructuring communications

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                               Progress to Date
--------------------------------------------------------------------------------

 .  Developed cooperative agreements, including financial arrangements

 .  Developed "30 day" communications plan

 .  Developed ballot materials for step one of the restructuring

--------------------------------------------------------------------------------

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                                            A.T. Kearney  Page 8

================================================================================
The Cooperative Operating Agreement

--------------------------------------------------------------------------------
     Highlights                              Description
--------------------------------------------------------------------------------

Ownership and       . CBOT members would initially own all eCBOT shares
Trading Rights      . For-Profit CBOT members would have the ability to sell or lease their seats/trading privileges

--------------------------------------------------------------------------------

Non-Compete         . A 3-year non-compete between CBOT and eCBOT
                    . CBOT could deploy a small order execution system

--------------------------------------------------------------------------------

New Products        . For-Profit CBOT could independently offer new products
                      (subject to Eurex agreement)
                    . eCBOT would be required to offer all new CBOT products on its platform during the 5-year Eurex agreement

--------------------------------------------------------------------------------

 Market Data        . For first 18 months, market data function operated within
 Services For-Profit CBOT for fungible products and all market data revenue accrues to For-Profit CBOT
                    . For next 18 months, market data would continue to be a
                      shared function with shared revenue

--------------------------------------------------------------------------------

                                                            A.T. Kearney  Page 9

================================================================================
Cooperative Operating Agreement cont'd

--------------------------------------------------------------------------------
     Highlights                              Description
--------------------------------------------------------------------------------
Governance          . Board size would be reduced and director selection process would be streamlined

--------------------------------------------------------------------------------

Regulatory          . Would be operated as consolidated function within CBOT,
                      until separation of eCBOT
                    . In the interim, there would be one rule book with separate sections/rules for both CBOT and eCBOT

--------------------------------------------------------------------------------

          ----------------------------------------------------------
           Many of the terms of the Cooperative Operating Agreement
                strengthen the viability of open outcry trading
          ----------------------------------------------------------

                                                           A.T. Kearney  Page 10

================================================================================
Financial arrangements

--------------------------------------------------------------------------------
     Highlights                              Description
--------------------------------------------------------------------------------

eCBOT - CBOT Payment     . eCBOT and CBOT would share liability for the
                           development of CBOT/Eurex alliance (approximately $55 million)
                         . For-Profit CBOT would receive a payment of cash
                           and/or securities in the amount of such liabilities
--------------------------------------------------------------------------------

Preferential Member      . eCBOT would establish fees for CBOT members no
                           Pricing higher than those charged to anyone else for duration of 3-year non-compete agreement
                         . The MFN right will remain attached to seat, whether
                           transferred by sale or lease
--------------------------------------------------------------------------------

Payment for Fungibility  . There would be no payments between eCBOT and CBOT for product licensing
--------------------------------------------------------------------------------

                                                           A.T. Kearney  Page 11

================================================================================
Financial arrangements cont'd

--------------------------------------------------------------------------------
     Highlights                              Description
--------------------------------------------------------------------------------

Payment for Common          . eCBOT would pay For-Profit CBOT for its fair share
Operating Expenses            of common operating expenses

--------------------------------------------------------------------------------

CBOT's Restructuring of     . CBOT would attempt to restructure its liabilities
Liabilities                   in order to strengthen its financial position

--------------------------------------------------------------------------------

eCBOT's Raising of          . eCBOT would seek to raise capital to fund
Capital operations after the first member vote and before potential IPO

--------------------------------------------------------------------------------

                                                           A.T. Kearney  Page 12

================================================================================
Implementing the restructuring plan fully requires a multiple-step process

                                   Step One
--------------------------------------------------------------------------------
                       Delaware Not-for-Profit CBOT and
                          For-Profit eCBOT Subsidiary
--------------------------------------------------------------------------------
---------           ---------                           ------------------
 Members             Members                                 Members
---------           ---------                           ------------------
                                                        ------------------
---------           ---------           --------            Delaware
  CBOT                CBOT               Merger                NFP
---------           ---------           --------              CBOT
                                                        ------------------
(Elects to be       (Illinois not-                          (Delaware
governed by           for-profit                             nonstock,
NFP Act)             corporation                          not-for-profit
                      under NFP                            corporation)
                        Act)                            ------------------
                                                        ------------------
                                                            Electronic
                                                             Trading
                                                             Company
                                                            Subsidiary
                                                        ------------------
--------------------------------------------------------------------------------

                                   Step Two
--------------------------------------------------------------------------------
                             Fully Demutualized as
                            Two Distinct Companies
--------------------------------------------------------------------------------

               ----------------              ----------------
                   Members/                    Stockholders
                 Stockholders
               ----------------              ----------------

               ----------------              ----------------
                                                Electronic
                  Open Outcry                    Trading
                    Company                      Company
                                                 (eCBOT)
               ----------------              ----------------

                 Demutualized,                 Demutualized,
                  For-Profit                    For-Profit

--------------------------------------------------------------------------------

                                                           A.T. Kearney  Page 13

================================================================================
The restructuring will be conducted in two stages

           Step One                                    Step Two
--------------------------------------------------------------------------------
                                             Conversion to a For-Profit
     Incorporates CBOT in Delaware           Corporation and eCBOT Spinoff
--------------------------------------------------------------------------------
 . Reincorporation of CBOT as a          . Conversion of Delaware NFP into for-
  Delaware non-stock, not-for-profit      profit Delaware CBOT corporation
  corporation
                                        . Two classes of stock of For-Profit
 . eCBOT formed as wholly-owned            CBOT, one class associated with
  subsidiary of CBOT                      trading rights and the other
                                          representing equity only

                                        . Allocation of stock of the electronic
                                          trading company to the members

                                        . Execution of the non-compete and
                                          cooperative agreement


--------------------------------------------------------------------------------

Preliminary                  Late-June 2000                      Later in 2000
Timing:                                                           (Tentative)

                                                           A.T. Kearney  Page 14

================================================================================
The restructuring process is expected to continue throughout 2000

                                                       -------------------------
                                                        All Dates are Tentative
                                                       -------------------------

-------------------------------------------------------------------------------------------------
                                               Restructuring Timeline
Key Restructuring Milestones       --------------------------------------------------------------
                                    May    June    July    Aug.    Sept.    Oct.    Nov.    Dec.
-------------------------------------------------------------------------------------------------
 . Board meeting and vote           [_] (May 16)

 . Distribute ballot                   [_] (May)

 . Execute communications plan       [_]

 . First membership vote                   [_] (June)

 . Establish eCBOT subsidiary                        [_]

 . Obtain IRS, SEC and CFTC approvals                [_]                         [_]  [_]  [_]

 . Second Board vote                                                           [_]

 . Second membership vote                 Under                                       [_]
                                       Regulatory    /\
 . Reorganization of eCBOT               Control                                 (Later in 2000)

 . eCBOT IPO                                                                        (Mid-2001)

                                                           A.T. Kearney  Page 15

================================================================================
CBOT should act now on this restructuring plan


Overall Benefits of Restructuring

 .  Provides both open outcry and electronic trading best chance to succeed

   .  Positions open outcry for continued success
   .  Creates leading-edge electronic trading capability

 . Unlocks value for members by capitalizing on high market values for electronic/technology companies

 .  Provides business focus for decision-making

Benefits of Achieving First Vote Now

 .  Increases corporate flexibility

   .  Modernizes certain aspects of corporate governance
   .  Could elect to become for-profit
   . Improved ability to structure alliances with potential strategic partners

 .  Demonstrates desire to adapt to changing business environment

                                                           A.T. Kearney  Page 16

--------------------------------------------------------------------------------

                            Chicago Board of Trade

                                    [LOGO]

                                 Floor Meeting

                      Step One of the CBOT Restructuring

                                 May 25, 2000

                               Kirkland & Ellis

================================================================================
Overview

 . Today, the CBOT is an Illinois special charter (not-for-profit) corporation subject to the Illinois Special Charter Act

 . After Step One, the CBOT will be a Delaware nonstock, not-for-profit corporation subject to Delaware General Corporation Law

                                                          A.T. Kearney  Page 18

================================================================================
Required Legal Actions

 .  Election to accept and be governed by the NFP Act

 .  Technical amendment to the CBOT's special charter

 . Reincorporation merger of the CBOT into a new Delaware nonstock, not-for-profit corporation

                                                           A.T. Kearney  Page 19

================================================================================

Impact on the CBOT

 . CBOT's current special charter and Rules and Regulations will be replaced by a new charter, bylaws, rules and regulations

 . Each Member and Membership Interest holder will continue to have the same class of membership interest after reincorporation in Delaware

                                                           A.T. Kearney  Page 20

================================================================================

Impact on Members

 . Rights and obligations of members after reincorporation in Delaware will be substantially similar in all material respects to current rights and obligations

 .  There will be some changes as a result of reincorporation in Delaware

                                                          A.T. Kearney  Page 21

================================================================================

Key Rights Preserved

 .  Voting rights

 .  Liquidation and dissolution rights

 .  Trading rights and privileges

 .  Terms and conditions of membership

 .  Governance structure -- same directors and officers

                                                          A.T. Kearney  Page 22

================================================================================

Important Differences

 .  Ability to elect "for-profit" status

 .  Special ballot becomes proxy ballot

 .  Delaware alternative to the "petition process" for bylaw/rule amendments

 .  Board and member approval of charter amendments required

                                                          A.T. Kearney  Page 23

================================================================================

Approval Process

 .  Board approval

 .  Membership approval by integrated ballot/proxy vote

 . Required vote -- 2/3 of the votes cast by members present and entitled to vote

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

                                                           A.T. Kearney  Page 24

The following letter was distributed to voting CBOT members and membership interest holders on June 1, 2000 and is currently available at the Office of the Secretary.

                                                               [CBOT LETTERHEAD]

                                 June 1, 2000

To Voting Members:

     Enclosed you will find a "Ballot/Proxy," which is for you to use in voting on Step One of the Restructuring. As a result of certain legal requirements concerning the process utilized to conduct a vote by members on Step One of the restructuring, an integrated approach to voting is being utilized. This means that the special ballot that you are accustomed to has been combined with a proxy ballot that was recently authorized by the Board through the adoption of Regulation 111.01.

     The process being utilized to conduct this member vote is designed to comply with applicable law. Please refer to the Ballot Disclosure for a more complete discussion of this approach to voting and review carefully the instructions provided below.

     Instructions
     ------------

     1. Mark the enclosed Ballot/Proxy and provide your signature, printed name and date, and enclose the completed Ballot/Proxy in the blue envelope marked "For Ballot Only." The Ballot/Proxy must be signed in order to be effective.

     2. Sign the return letter (below) and enclose both the return letter and the blue envelope containing the ballot in the gold envelope addressed to the Secretary. The return letter must also be signed in order for your vote to be effective.

     3. Print your name in the upper left-hand corner of the gold envelope and deliver or mail it to the Secretary's Office.

     After the ballot vote on June 28, 2000, you will not need to take any further action in connection with the proxy voting at the special meeting. In other words, because you have already directed the Secretary how you wish to vote, you do not need to attend the special meeting.

                                 Respectfully,

                                 /s/ Paul J. Draths
                                 Paul J. Draths
                                 Vice President and Secretary

________________________________________________________________________________

RETURN LETTER                                   Date:  _________________________

Secretary
Board of Trade of the City of Chicago

The enclosed envelope contains a signed and dated Ballot/Proxy that provides my vote in connection with the ballot vote and my authorization for the Secretary, or any other person designated by the board of directors of the CBOT for these purposes, to vote as directed on such Ballot/Proxy at the special meeting.


Signature:     _________________________________________________________________


Address:       _________________________________________________________________


Printed Name:  _________________________________________________________________


141 N. Jackson Blvd
Chicago, Illinois 60604-2994
312 435-3500


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following ballot/proxy was distributed to voting CBOT members and membership interest holders.

                                 BALLOT/PROXY*

               BOARD OF TRADE OF THE CITY OF CHICAGO (THE "CBOT")

To the Secretary of the CBOT:

With respect to Step One of the Restructuring, as described in the document entitled "Chicago Board of Trade Restructuring - Step One - Ballot Disclosure" (the "Ballot Disclosure"), the undersigned, a member of the CBOT, hereby votes (or directs the Proxy to vote) for or against the following propositions, as indicated below:

1) approve the election by the CBOT to accept and be governed by the Illinois Not For Profit Corporation Act of 1986, as amended (the "NFP Act");

2) approve the amendment to the CBOT's special charter in connection with the election to accept and be governed by the NFP Act, as set forth in the Ballot Disclosure, including the Exhibits thereto; and

3) approve the reincorporation merger of the CBOT in Delaware, including (a) approval and adoption of the Agreement and Plan of Merger, dated as of May 16, 2000, between CBOT and Delaware CBOT, Inc. (the "Merger Agreement"), as set forth in the Ballot Disclosure, including the Exhibits thereto, (b) approval of the CBOT's performance of its obligations under the Merger Agreement, (c) approval and adoption of the Amended and Restated Certificate of Incorporation of the Board of Trade of the City of Chicago, Inc., a Delaware nonstock, not-for-profit corporation ("Delaware NFP CBOT"), and the Amended and Restated Bylaws of Delaware NFP CBOT, as set forth in the Ballot Disclosure, including the Exhibits thereto, and (d) approval and adoption of the corresponding amendment, repeal and elimination of the current special charter of the CBOT and certain Rules and Regulations as set forth in the Ballot Disclosure, including the Exhibits thereto.

FOR            [_]

AGAINST        [_]


___________________________________          ___________________________________
Signature                                    Date


___________________________________
Print Name Here

* This Ballot/Proxy shall serve as a written ballot pursuant to Rules 105.00 and 109.00 of the CBOT Rules and Regulations for the special ballot vote to be conducted between the hours of 8:00 a.m. and 3:00 p.m., Central time, on June 28, 2000 with respect to propositions (1) and (2) above and shall serve as a Proxy Ballot pursuant to Rule 111.00 and Regulation 111.01 of the CBOT Rules and Regulations with respect to proposition (3) above, as described below. By signing this Ballot/Proxy the member authorizes the Proxy (as that term is defined in Regulation 111.01) to serve as proxy, with full power of substitution, with respect to proposition (3) and to vote as directed above on such proposition, which shall be voted upon at a special meeting of the members to be conducted between the hours of 3:00 p.m. and 3:30 p.m., Central time, on July 7, 2000, and any adjournment or postponement thereof.

PLEASE MARK, SIGN, DATE AND RETURN THIS BALLOT/PROXY PROMPTLY


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following ballot/proxy disclosure materials were distributed to voting CBOT members and membership interest holders on June 1, 2000 and are currently available at the Office of the Secretary.

Chicago Board of Trade



                              [LOGO APPEARS HERE]



________________________________________________________________________________

                               Ballot Materials

________________________________________________________________________________


                                 June 28, 2000



              ___________________________________________________

                       Strictly Private and Confidential
                              Not for Circulation
                           Do Not Copy or Distribute

              ___________________________________________________


                                                   [LOGO] Chicago Board of Trade

================================================================================

                               Table of Contents


 .  Letter from Chairman

 .  Description of Ballot Materials

 .  Sample of Ballot/Proxy Statement

 .  Executive Summary

 .  Ballot Disclosure

 .  Status of Current CBOT Rules and Regulations

 .  Agreement and Plan of Merger

 .  Delaware NFP Charter

 .  Delaware NFP Bylaws

 .  Illinois NFP Articles




================================================================================

                    [LETTER HEAD OF CHICAGO BOARD OF TRADE]


June 1, 2000


Dear Fellow Members:

It is my privilege to present you with the enclosed ballot and ballot materials in connection with the membership vote on Step One of our restructuring initiative. This ballot seeks the membership's approval to reincorporate the Chicago Board of Trade in Delaware as a Delaware non-stock, not-for-profit corporation, which is a technical and necessary first step for restructuring. This ballot contains all that you are being asked to approve at this time. A member vote on Step One of the restructuring will take place on June 28, 2000.

Step One will enable the CBOT to move forward with the plan to position members to own the future by creating the best possible open outcry and electronic trading businesses. The Board of Directors and I believe that our restructuring initiative will allow the CBOT to strengthen its leadership position among the world's exchanges. That is why I am asking you to vote in favor of Step One.

As described in the accompanying ballot disclosure materials, some of your rights and obligations will change from those you currently have as members of the CBOT, as a result of the reincorporation of the CBOT in Delaware. Generally speaking, however, your memberships and membership interests following reincorporation in Delaware will be substantially similar in all material respects to those you have in the CBOT today.

Please review carefully the ballot and the related ballot disclosure materials. Included in these materials is an executive summary of Step One, which provides and overview of the matters you are being asked to approve in this member vote.

Last week you received the restructuring report unanimously adopted by our Board of Directors. You are not being asked to vote on this report at this time. It was provided to fully describe the complete restructuring strategy as currently formulated by the Implementation Committee and envisioned by the Board of Directors. You will have an opportunity to authorize the final terms of the restructuring plan in a subsequent membership approval.

This is a historic time for the Chicago Board of Trade. This restructuring initiative is another groundbreaking step in the CBOT's tradition of industry leadership in the increasingly global and technologically advanced marketplace. To do this, we must take the first step of changing our legal structure. Again, I urge you to vote in favor of Step One when you return your ballot. If you have any questions on the ballot or any other aspect of our restructuring initiative, you can contact us via a variety of ways listed below.

We entered this year with a bold plan for the future of the Chicago Board of Trade. The industry is changing and our competitors are not sitting still. We must reinvent ourselves and our restructuring initiative positions us to do just that. We have an opportunity to dominate the future if we embrace this change. Like you, I believe in the Chicago Board of Trade, its history as a market leader, and in the wisdom of its members to see this opportunity and grab it. I see a bright future for all of us as members, and I seek your support of Step One of our restructuring initiative.


                                      Sincerely,


                                      /s/David P. Brennan
                                      David P. Brennan


Email:   restructuring@cbot.com
         ----------------------
Hotline: (847) 326-0926
Phone:   (312)347-5102
Fax:     (312)341-5810
Mail:    CBOT Restructuring
         4015 Board of Trade Building
         Chicago, IL 60604

================================================================================

                        Description of Ballot Materials

The items in this document detail the legal actions of the reorganization proposed in the ballot.
These materials have been organized as follows:

--------------------------------------------------------------------------------
Sample of Ballot/Proxy   .  Sample of actual ballot/proxy used to vote on step
Statement                   one of the restructuring
--------------------------------------------------------------------------------
Executive Summary        .  Summarizes the specific legal process for
                            reincorporating the CBOT in Delaware as a Delaware
                            nonstock, not-for-profit organization
--------------------------------------------------------------------------------
Ballot Disclosure        .  Describes the specific legal process for
                            reincorporating the CBOT in Delaware as a Delaware nonstock, not-for-profit organization

                         .  Discloses certain changes to the rules/regulations

                         . Describes the matters to be voted upon and the process for conducting such a vote

                         .  Describes how member rights in the CBOT will compare
                            with their rights upon reincorporation in Delaware
--------------------------------------------------------------------------------
Status of Current CBOT   .  Identifies the current rules and regulations that
Rules and Regulations       will be amended, repealed or eliminated upon
                            reincorporation  in Delaware
--------------------------------------------------------------------------------
Agreement and Plan of    .  Provides terms and conditions pursuant to which
Merger                      the CBOT will merge with and into a Delaware
                            nonstock, not-for-profit corporation
--------------------------------------------------------------------------------
Delaware NFP Charter     .  Document that will replace the current special
                            charter of the CBOT upon reincorporation in Delaware
--------------------------------------------------------------------------------
Delaware NFP Bylaws      .  Document that will serve as the bylaws of the CBOT
                            upon reincorporation in Delaware
--------------------------------------------------------------------------------
Illinois NFP Articles    .  Technical amendment to special charter of the CBOT
                            (to be effective during interim period after NFP
                            election and before reincorporation and merger)
--------------------------------------------------------------------------------


================================================================================

                                                                          SAMPLE

                                 BALLOT/PROXY*

              BOARD OF TRADE OF THE CITY OF CHICAGO (THE "CBOT")

To the Secretary of the CBOT:

With respect to Step One of the Restructuring, as described in the document entitled "Chicago Board of Trade Restructuring - Step One - Ballot Disclosure" (the "Ballot Disclosure"), the undersigned, a member of the CBOT, hereby votes (or directs the Proxy to vote) for or against the following propositions, as indicated below:

1) approve the election by the CBOT to accept and be governed by the Illinois Not For Profit Corporation Act of 1986, as amended (the "NFP Act");

2) approve the amendment to the CBOT's special charter in connection with the election to accept and be governed by the NFP Act, as set forth in the Ballot Disclosure, including the Exhibits thereto; and

3) approve the reincorporation merger of the CBOT in Delaware, including (a) approval and adoption of the Agreement and Plan of Merger, dated as of May 16, 2000, between CBOT and Delaware CBOT, Inc. (the "Merger Agreement"), as set forth in the Ballot Disclosure, including the Exhibits thereto, (b) approval of the CBOT's performance of its obligations under the Merger Agreement, (c) approval and adoption of the Amended and Restated Certificate of Incorporation of the Board of Trade of the City of Chicago, Inc., a Delaware nonstock, not-for-profit corporation ("Delaware NFP CBOT"), and the Amended and Restated Bylaws of Delaware NFP CBOT, as set forth in the Ballot Disclosure, including the Exhibits thereto, and (d) approval and adoption of the corresponding amendment, repeal and elimination of the current special charter of the CBOT and certain Rules and Regulations as set forth in the Ballot Disclosure, including the Exhibits thereto.

FOR            [_]


AGAINST        [_]


___________________________________      ___________________________________
Signature                                Date


___________________________________
Print Name Here

* This Ballot/Proxy shall serve as a written ballot pursuant to Rules 105.00 and 109.00 of the CBOT Rules and Regulations for the special ballot vote to be conducted between the hours of 8:00 a.m. and 3:00 p.m., Central time, on June 28, 2000 with respect to propositions (1) and (2) above and shall serve as a Proxy Ballot pursuant to Rule 111.00 and Regulation 111.01 of the CBOT Rules and Regulations with respect to proposition (3) above, as described below. By signing this Ballot/Proxy the member authorizes the Proxy (as that term is defined in Regulation 111.01) to serve as proxy, with full power of substitution, with respect to proposition (3) and to vote as directed above on such proposition, which shall be voted upon at a special meeting of the members to be conducted between the hours of 3:00 p.m. and 3:30 p.m., Central time, on July 7, 2000, and any adjournment or postponement thereof.

         PLEASE MARK, SIGN, DATE AND RETURN THIS BALLOT/PROXY PROMPTLY

                            CHICAGO BOARD OF TRADE
                           RESTRUCTURING -- STEP ONE

                               EXECUTIVE SUMMARY
                               -----------------

     The first step in the restructuring strategy ("Step One"), adopted and approved by the Board of Directors (the "Board") of the Chicago Board of Trade ("CBOT") on May 16, 2000, is being presented to you for your approval in this ballot. The primary objective of the first step is to reincorporate the CBOT in Delaware as a Delaware nonstock, not-for-profit corporation ("Delaware NFP CBOT").

     Implementation of Step One involves three distinct and independent legal actions. Specifically, as part of Step One of the restructuring you are being asked to approve:

          . the CBOT's election (the "Election") to accept and be governed by the Illinois General Not For Profit Corporation Act of 1986, as amended (the "NFP Act");

          . a related amendment to the CBOT's existing special charter (the "Amendment") in connection with the Election setting forth certain information required by the NFP Act; and

          . the reincorporation merger of the CBOT with and into a new nonstock, not-for-profit corporate subsidiary of CBOT, Delaware NFP CBOT, organized under Delaware law (the "Merger"). As a result of the Merger, the CBOT will become a Delaware nonstock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

     Each of the Election, Amendment and Merger requires approval by the CBOT Members entitled to vote in order to proceed with the proposed restructuring. While each of these three independent legal actions requires your approval, we would not take any of these actions separately without also taking each of the other actions. We are, therefore, seeking your approval of all three actions pursuant to a single vote. In this vote, you are only being asked to approve the transactions constituting Step One as described above.

     In addition, it is anticipated that after completion of Step One of the restructuring strategy, the board of directors of Delaware NFP CBOT, the composition of which initially will remain the same as the composition of the current Board of the CBOT, will form a for-profit corporation as a wholly-owned subsidiary of Delaware NFP CBOT. This subsidiary will be formed for the purpose of reorganizing the CBOT's electronic trading business as a for-profit company focused on electronic trading. The formation of this subsidiary is expected to occur at the direction of the Board and your approval is not being sought for such action as part of this vote.

     As described in the accompanying Ballot Disclosure under the section entitled "Comparison of Rights of Members," although some of your rights and obligations will change from those you currently have as members of the CBOT as a result of the reincorporation in Delaware, we believe that, generally speaking, your memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those you have in the CBOT today.

                            CHICAGO BOARD OF TRADE
                           RESTRUCTURING -- STEP ONE

                               BALLOT DISCLOSURE
                               -----------------

Background
----------

     On January 19, 2000, the Board of Directors (the "Board") of the Chicago Board of Trade ("CBOT") adopted and approved a restructuring strategy recommended by the Restructuring Task Force, consisting of multiple interrelated but independent steps, including:

     . The reincorporation of the CBOT in Delaware as a Delaware nonstock, not-for-profit corporation ("Delaware NFP CBOT"), and the formation of a for-profit wholly owned subsidiary to conduct the electronic trading business of the CBOT, part of which is currently operated by Ceres Trading Limited Partnership ("Ceres"); and

     . The conversion of Delaware NFP CBOT into a for-profit Delaware corporation ("For-Profit CBOT") comprising the open outcry business of the CBOT, the allocation of shares of stock of For-Profit CBOT and of the electronic trading company to the CBOT members, and the possible underwritten offering of equity interests in the electronic trading company to the public ("IPO").

The Board also designated an Implementation Committee of the Board of Directors to develop the remaining definitive terms of the restructuring and an Independent Allocation Committee of the Board of Directors to determine the appropriate allocation of equity interests in the For-Profit CBOT and the electronic trading company.

The first step in the restructuring strategy ("Step One"), adopted and approved by the Board of the CBOT on May 16, 2000, is being presented to you for your approval in this ballot. The primary objective of Step One is to reincorporate the CBOT in Delaware as a Delaware not-for-profit corporation, Delaware NFP CBOT. In deciding whether to approve Step One of the restructuring, you should only rely upon the information contained herein and the Exhibits hereto.

Restructuring Strategy
----------------------

     The full restructuring strategy as currently contemplated by the Implementation Committee and as further described in the previously distributed Restructuring Report of the Chicago Board of Trade, as adopted by the Board (the "Restructuring Report"), calls for the demutualized For-Profit CBOT to focus on an updated open outcry platform of trading and to operate as a for-profit company, closely held by its member stockholders. The CBOT's electronic trading business, part of which is now operated by Ceres, will be reorganized as a for-profit electronic trading company. Upon completion of the restructuring strategy, the current CBOT membership will own the equity of both the for-profit open outcry company and the electronic trading company.

 .    Step One of the Restructuring

     The CBOT is currently organized under its own special charter granted by the Illinois legislature in 1859, has a status that is generally comparable to that of an Illinois not-for-profit corporation and is subject to the Illinois Special Charter Not-For-Profit Corporations Act, as amended (the "Special Charter Act"). As compared to the law of Illinois applicable to the CBOT, the State of Delaware offers a more developed, modern and flexible body of corporate law. After completing Step One of the restructuring, the Delaware General Corporation Law, as amended (the "DGCL"), would permit Delaware NFP CBOT to elect to become a for-profit corporation. Accordingly, the primary objective of Step One of the restructuring is to reincorporate the CBOT in Delaware as a Delaware nonstock, not-for-profit corporation.

     Step One involves three distinct and independent legal actions. Specifically, as part of Step One of the restructuring you are being asked to approve:

     . the election by the CBOT to accept and be governed by the Illinois General Not For Profit Corporation Act of 1986, as amended (the "NFP Act"),

     . the amendment to CBOT's special charter in accordance with the requirements of the NFP Act, and

     . the merger of the CBOT with and into Delaware NFP CBOT, as set forth in the Agreement and Plan of Merger which is attached hereto as an Exhibit. As a result of this merger, the CBOT will become a Delaware nonstock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

     Each of these actions will require approval by the CBOT Members entitled to vote in order to proceed with the proposed restructuring. While each of these three independent legal actions requires your approval, we would not take any of these actions separately without also taking each of the other actions. We are, therefore, seeking your approval of all three actions pursuant to a single vote. In this vote, you are only being asked to approve the transactions constituting Step One as described above.


     In addition, it is anticipated that after completion of Step One of the restructuring strategy, the board of directors of Delaware NFP CBOT, the composition of which initially will remain the same as the composition of the current Board of the CBOT, will form a for-profit corporation as a wholly-owned subsidiary of Delaware NFP CBOT. This subsidiary will be formed for the purpose of reorganizing the CBOT's electronic trading business as a for-profit company focused on electronic trading. The formation of this subsidiary is expected to occur at the direction of the Board and your approval is not being sought for such action as part of this vote.

     As described below under the section entitled "Comparison of Rights of Members," although some of your rights and obligations will change from those you currently have as members of the CBOT, we believe that, generally speaking, your memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those you have in the CBOT today. In any event, you should review and consider these changes carefully before deciding whether to approve Step One of the restructuring.

 .    Subsequent Steps

     After approval and completion of Step One as described above, the remaining steps in the restructuring strategy are expected to be completed over the next several months. Highlights of the full restructuring strategy that will require subsequent membership approval, which are discussed in greater detail in the Restructuring Report, include:

          . Moving the CBOT to a more streamlined, for-profit Delaware corporate structure, focused on updated open outcry trading with enhanced technology ("For-Profit CBOT");

          . Members receiving shares of stock representing both trading rights and equity ownership in For-Profit CBOT;

          . Adopting a streamlined management governance structure at For-Profit CBOT with a smaller Board of Directors and a more efficient decision-making process that would enhance For-Profit CBOT's ability to respond to the rapidly evolving marketplace;

          . Allocating shares of the electronic trading company to the members; and

          . Unlocking value in current membership interests in the CBOT through a potential IPO by the electronic trading company.

 .    Implementation of Restructuring

     Step One of the restructuring is expected to be implemented as soon as practicable following approval by the members in this member vote. Those aspects of Step One of the restructuring that may have an effect on the Rules and Regulations of the CBOT must be submitted to the Commodity Futures Trading Commission ("CFTC") before Step One of the restructuring can be completed. We currently expect that the CFTC will not raise any objections to Step One of the restructuring, so that Step One may be implemented as soon as practicable following approval by the members in this member vote.

     The subsequent steps of the restructuring would be implemented as soon as practicable following subsequent membership approval, subject to receiving regulatory approvals from the CFTC, the Securities and Exchange Commission ("SEC") and the Internal Revenue Service. Certain aspects of the membership approval of the subsequent restructuring steps will be solicited pursuant to a proxy statement/prospectus filed as part of a registration statement with and declared effective by the SEC. A proxy statement/prospectus is anticipated to be submitted to you later in the year and the subsequent member votes will be held at least 20 business days after the proxy statement/prospectus has been mailed. It is expected that the remaining steps of the restructuring strategy will be implemented later in 2000.

     If the subsequent steps are not brought to a vote by the membership, however, or if brought to a vote by the membership and not approved, then, provided no further action is taken by Delaware NFP CBOT, Delaware NFP CBOT would remain a Delaware nonstock, not-for-profit company and would not become a for-profit corporation, nor would it be likely that the electronic trading company would conduct an IPO. In other words, Step One of the restructuring would not be reversed. It is important, therefore, that you review and consider carefully the consequences of Step One before you vote.

 .    Electronic Trading Company

     As discussed above in the section entitled "Restructuring Strategy - Step One of the Restructuring," it is anticipated that after completion of Step One of the restructuring, the board of directors of Delaware NFP CBOT will form a for-profit corporation as a wholly-owned subsidiary of Delaware NFP CBOT for the purpose of reorganizing the CBOT's electronic trading business. As part of the restructuring strategy, the CBOT is currently expected to contribute its general partnership interest in Ceres to the electronic trading company. Subject to approval by the CBOT Board on certain material matters, the management of the electronic trading company will be substantially independent as soon as it is established. During the period following this member vote, the Delaware NFP CBOT board of directors will ultimately be in a position to direct the focus of the electronic trading company. The CBOT Board will retain the authority, for example, to approve and/or establish certain terms of operations of the electronic trading company, including, but not limited to, policies with respect to the operation of Ceres by the electronic trading company as the Ceres general partner, fees, hours, access, margins and the sale of up to 20% of the equity of the electronic trading company to outside investors.

 .    CBOE Exercise Right

     One source of significant value to Full Members of the CBOT is the embedded right to trade at the CBOE. While a member may only trade at one or the other exchange at a time, this exercise right effectively means that a CBOT Full Member has access to two exchanges. In addition, since a Full Member has the additional right to lease his or her membership (other CBOT membership classes have this right as well, but may not gain CBOE access), it means that members may enjoy the value of this right even after they retire from active trading. Currently, nearly half of the CBOT Full Members have exercised their right to access trading at the CBOE.

     The Board fully intends to preserve the CBOE exercise right. The CBOT's legal counsel has advised the Board that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions and, while the CBOE has communicated that it disagrees and has suggested that it will contest trading access through the CBOE exercise right subsequent to the restructuring plan, the Board and legal counsel believe that the Board-approved restructuring plan complies with those conditions.

     The Board is currently in discussions with the CBOE regarding a potential combination of the businesses of the CBOT and the CBOE. Currently, however, no agreement has been reached with the CBOE with respect to any combination and we cannot assure you that any such agreement will in fact be reached.

 .    Allocation of Equity

     As directed by the Board, the Independent Allocation Committee developed an allocation methodology that was recommended to and reviewed and approved by the CBOT Board. In the final steps of the restructuring, absent a material change to a significant factor underlying the allocation methodology, the Board is expected to use this methodology to allocate to the members a number of shares of stock in For-Profit CBOT and a number of shares of stock in the electronic trading company. The Board will not, however, make its final allocation determination until immediately prior to the time the registration statement with respect to such shares of stock is declared effective by the SEC and prior to membership approval in a subsequent vote. For additional information with respect to the allocation methodology, please see the Restructuring Report.

     Furthermore, the allocation methodology assumes that each of the shares of the For-Profit CBOT and the shares of the electronic trading company will represent the right to cast one vote for matters submitted to a vote of shareholders thereof and, therefore, the initial voting power on a membership-interest basis in For-Profit CBOT and the electronic trading company will be distributed according to the ratios set forth in the Independent Allocation Committee's report as described in the previously distributed Restructuring Report.

Approving Step One of the Restructuring
---------------------------------------

     As described above in the Section entitled "Restructuring Strategy - Step One of the Restructuring," Step One of the restructuring involves three distinct legal actions:

          (1) the CBOT's election (the "Election") to accept and be governed by the Illinois General Not For Profit Corporation Act of 1986, as amended (the "NFP Act");

          (2) an amendment to the CBOT's existing special charter (the "Amendment") in connection with the Election setting forth certain information required by the NFP Act as set forth in the Exhibit hereto entitled "Illinois NFP Articles"; and

          (3) the reincorporation merger of the CBOT with and into a new not-for-profit, non-stock corporate subsidiary of CBOT, Delaware NFP CBOT, organized under Delaware law (the "Merger") including: (a) approval and adoption of the related Agreement and Plan of Merger as set forth in an Exhibit hereto and the CBOT's performance of its obligations thereunder; (b) approval and adoption of the Delaware NFP CBOT's Certificate of Incorporation and Bylaws as set forth as Exhibits hereto; and (c) approval and adoption of the corresponding amendment, repeal and elimination of certain of CBOT's Rules and Regulations as set forth herein under "Comparison of Rights of Members" and in the Exhibit hereto entitled "Status of Current CBOT Rules and Regulations." As a result of the Merger, the CBOT will become a Delaware nonstock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

     Each of the legal actions associated with Step One of the restructuring (i.e., the Election, Amendment and Merger), will require approval by the CBOT members entitled to vote in order to proceed with the proposed restructuring. We would not take any of these actions separately, however, without also taking each of the other actions. So that CBOT members may vote on all matters involved in Step One of the restructuring at the same time (even though, as a legal matter, the various intermediate steps will occur in sequence), an integrated approach to voting is being presented. This integrated approach involves the use of both regular and proxy voting.

     As a result of certain legal requirements of the NFP Act concerning the process utilized to conduct a vote by members on the Merger, the Board has adopted a Regulation that provides for proxy voting in connection with a special meeting of members called for the purpose of considering the Merger. New Regulation 111.01 permits the use of the enclosed integrated special ballot/proxy card that serves the purpose of a special ballot with respect to the Election and Amendment and serves as a proxy with respect to the Merger.

     Accordingly, a special ballot vote of the membership will occur on June 28, 2000, between the hours of 8:00 a.m. and 3:00 p.m., Central time (the "Special Ballot Vote"). Holders of record of Full Memberships and Associate Memberships, as of the close of business on June 8, 2000, will be entitled to vote in connection with the Special Ballot Vote. At the conclusion of the Special Ballot Vote, the special ballot/proxy cards will be counted with respect the Election and the Amendment. Assuming 300 votes are cast and the required vote of two-thirds of the votes cast by members present and entitled to vote approve the Election and the Amendment, the Election and Amendment would be deemed adopted by the membership and the CBOT would amend its special charter and elect to accept the NFP Act.

     In addition, a special meeting of the membership will be held on July 7, 2000 between the hours of 3:00 p.m. and 3:30 p.m., Central time (the "Proxy Vote"). Holders of record of Full Memberships and Associate Memberships, as of the close of business on June 8, 2000, will be entitled to vote in connection with the Proxy Vote. At the conclusion of the Proxy Vote, the special ballot/proxy cards will be counted with respect to the Merger. Assuming a quorum of 100 members and the required vote of two-thirds of the votes present and voted either in person or by proxy to approve the Merger is achieved, the CBOT would take appropriate steps to consummate the Merger as promptly as practicable thereafter, following confirmation that the CFTC has no objection to the implementation of Step One of the restructuring.

     With respect to each member, the latest special ballot/proxy card received by mail prior to the conclusion of the Special Ballot Vote shall be the special ballot/proxy card counted by tellers with respect to the Election and Amendment unless the member subsequently votes in person at the poll, in which case, a special ballot/proxy card cast in person with respect to the Election and Amendment shall negate all previous special ballot/proxy cards by that member.

     The latest special ballot/proxy card received by mail prior to the conclusion of the Proxy Vote shall be the special ballot/proxy card counted with respect to the Merger unless the member subsequently votes in person at the poll, in which case a special ballot/proxy card cast in person with respect to the Merger shall negate all previous special ballot/proxy cards by that member; provided, however, that in no event shall a member have the power to change or otherwise revoke a special ballot/proxy card delivered and counted in connection with the Election and Amendment following the conclusion of the Special Ballot Vote.

     For your consideration, we discuss below each of the steps involved in step one of the restructuring.

 .    Election to Accept the NFP Act

     The NFP Act provides that any not-for-profit corporation without shares of capital stock created by a special act of the Illinois legislature, such as the CBOT, may elect to accept the NFP Act. An election to accept and be governed by the NFP Act requires an electing corporation's board of directors to adopt a resolution recommending that the corporation elect to accept the NFP Act, which the Board has adopted on or prior to the date of these ballot materials, and directing that the question of such acceptance be submitted to a vote of the members.

     In addition, the NFP Act specifies certain procedural requirements that must be satisfied in connection with such an election. However, because the Election will be made while the CBOT is still governed by the Special Charter Act, that Act was also considered in determining the requisite procedure by which the CBOT may adopt and approve the Election.

     The Special Charter Act does not contain a procedure for approving most forms of corporate action, including an election to accept the NFP Act. Although the NFP Act specifies a procedure for approving an election to accept the Act, it also contemplates alternative procedures, provided such procedures are authorized by a corporation's charter or by-laws. The current Rules and Regulations should be deemed bylaws for these purposes and, therefore, the special ballot procedure provided for in the CBOT Rules and Regulations should be an acceptable procedure for voting on the Election.

 .    Amendment of Special Charter

     The CBOT's special charter does not contain certain provisions that the NFP Act requires to be set forth in the articles of incorporation of a corporation organized under the NFP Act. Accordingly, while this is a somewhat technical matter, the CBOT's special charter must be amended to include certain additional information, such as the purposes for which it is organized (which are currently set forth only in the preamble to the CBOT Rules & Regulations) as well as the address of its registered office and the name of its initial registered agent at that office.

     The Special Charter Act provides that a corporation may amend its special charter as follows: first, the directors shall adopt a resolution, which the Board has adopted on or prior to the date of these ballot materials, and then, if the directors were elected by the members, such resolution shall be submitted to the members for adoption by the same vote, approval or consent as that required to elect the directors, which, in the case of the CBOT, is a majority (plurality) of the votes cast, assuming a quorum.

     The Special Charter Act does not specify the procedure by which such member vote is to be taken, including whether the vote must occur at a meeting of the members or otherwise. However, the Special Charter Act is a flexible statute that should accommodate a range of procedures for member votes in this context, provided that such procedures are authorized in or allowed by the special charter. The CBOT's special charter and the CBOT Rules and Regulations specifically authorize the use of the special ballot process for the amendment of the CBOT's special charter and, therefore, the special ballot procedure will comply with the Special Charter Act.

 .    Merger of CBOT into Delaware NFP CBOT

     The NFP Act provides that any two or more corporations may merge into one such corporation or consolidate into a new corporation, including the case of a domestic (i.e., Illinois) corporation merging into a foreign (e.g., Delaware) corporation, provided that the foreign corporation is a not-for-profit corporation and such merger is permitted by and complies with the laws of the State under which such foreign corporation is organized. The NFP Act further provides that the board of directors shall adopt a resolution approving a plan of merger, which the Board has adopted on or prior to the date of these ballot materials, and directing that it be submitted to a vote of the members at a meeting of members entitled to vote on mergers.

     The NFP Act requires that the proposed plan of merger be approved and adopted by the affirmative vote of at least two-thirds of the votes present and voted either in person or by proxy. The Merger must be accomplished after the CBOT has elected to accept and be governed by the NFP Act. Thus, in contrast to the provisions of the NFP Act related to the Election and the Amendment, the CBOT must conduct a member vote on the Merger in a manner provided by the NFP Act.

     In order for the Merger approval to be effective, the NFP Act requires that the approval be obtained either at a special (or annual) meeting or by written consent. The NFP Act does not expressly provide for alternative procedures, such as the special ballot and vote-by-mail procedures, for this purpose. As described above, in order to comply with the requirements of the NFP Act, the Board has adopted a regulation that clarifies the voting procedure in connection with special meetings of the members. Pursuant to Regulation 111.01, proxy voting will be permitted in connection with the Merger vote utilizing the previously described combination ballot/proxy process.

     Delaware NFP CBOT may approve the Merger by submitting a plan of merger to its board of directors for approval by a two-thirds vote. Accordingly, the board of directors of Delaware NFP CBOT prior to the Merger (who have been appointed by the CBOT) have authority to approve the Merger on behalf of Delaware NFP CBOT.

     After the requisite approvals are obtained, a certificate of merger would be filed with the Secretary of State of the State of Delaware, which would include the Certificate of Incorporation of Delaware NFP CBOT, and a corresponding filing of articles of merger would be made with the Secretary of State of the State of Illinois.

     Upon the effectiveness of the Merger, Step One of the restructuring as it has been submitted to you for your vote will be completed.

Comparison of Rights of Members
-------------------------------

     As a result of the reincorporation of the CBOT in the State of Delaware pursuant to Step One of the proposed restructuring, the CBOT will change its status from that of a "special charter" corporation organized in Illinois to that of a nonstock, not-for-profit corporation organized in Delaware. In connection with this reincorporation, the members of the CBOT will become the members of Delaware NFP CBOT. As a result, some of your rights and obligations will change from those that you currently have as members of the CBOT.
Generally speaking, however, we believe that your memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those you have in the CBOT today. In this section, we will describe those changes that we believe to be material. You should carefully review and consider these changes in your rights and obligations before voting on Step One of the restructuring.

     The CBOT intends to preserve its nonstock, not-for-profit status by reincorporating in Delaware as Delaware NFP CBOT in Step One of the restructuring. It is important to note, however, that there currently exist certain ambiguities with respect to the legal status of the CBOT due to its unique form of organization as a "special charter" corporation. As a special charter corporation, the CBOT has not been subject to the regulatory framework applicable to most Illinois corporations, including both the NFP Act and the Illinois Business Corporation Act of 1983, as amended. In some respects, the ambiguities associated with the CBOT's current legal status have created flexibility that has occasionally been advantageous to the CBOT and that would likely be lost upon conversion to Delaware NFP CBOT. At the same time, these ambiguities have created uncertainty regarding the CBOT's legal status which makes it desirable for the CBOT to elect to be governed under a more modern and well developed legal framework, such as that of the Delaware General Corporation Law, as amended (the "DGCL"), in order to more effectively accomplish its purposes.

     While we believe that the reincorporation of the CBOT as Delaware NFP CBOT is beneficial because it creates greater flexibility for the CBOT, including with respect to the future implementation of the CBOT's current restructuring plan, it is important for you to understand that, upon the CBOT's reincorporation in Delaware, its unique status as a special charter corporation in Illinois may be lost forever. In this regard, the relinquishing of the CBOT special charter in Step One of the restructuring is irreversible.

 .    General

     The rights and obligations of the members of the CBOT are currently governed by the CBOT's special charter and the CBOT Rules and Regulations as well as the Special Charter Act and other applicable law. The rights and obligations of the members of Delaware NFP CBOT will be governed by the Delaware NFP Charter, the Bylaws (which will incorporate by reference substantial portions of the current CBOT Rules), substantial portions of the current CBOT Regulations and the DGCL, as it applies to nonstock, not-for-profit corporations.

     Except as otherwise described below, the CBOT Rules and Regulations, which set forth most of the rights and obligations of the members of the CBOT, will generally remain in effect. The current CBOT Rules will remain in effect and will be incorporated by reference into the Bylaws of Delaware NFP CBOT and the current CBOT Regulations will remain in effect and become applicable to Delaware NFP CBOT, in each case with certain exceptions as described in this section.

     As a result, many of the Rules and Regulations concerning the Board of Directors, your rights and obligations as members and other general corporate governance matters will not be changed as a result of Step One of the restructuring. In fact, with certain exceptions designed to "modernize" the CBOT and streamline its corporate governance model in a manner consistent with the overall restructuring strategy, it has been a principal objective of Step One of the restructuring to replicate to the largest extent possible under Delaware law the provisions governing the existing rights and obligations, including trading rights and privileges, of members of the CBOT today.

     Certain changes between the CBOT today and Delaware NFP CBOT are inevitable. First, as noted above, certain changes are being implemented in order to modernize and streamline the corporate governance of the CBOT when it is reincorporated in Delaware as Delaware NFP CBOT. Second, certain other changes will occur automatically, as a matter of law, as a result of the applicability of the DGCL rather than the Special Charter Act and other applicable Illinois law. Finally, certain other changes will be made to existing provisions that may not be consistent with the DGCL.

     The following description summarizes the material differences between the rights and obligations of holders of the CBOT memberships and membership interests and holders of Delaware NFP CBOT memberships and membership interests. We do not intend this summary to be a complete statement of the rights and obligations of holders of the CBOT memberships and membership interests, or a comprehensive comparison of the rights and obligations of members and membership interest holders in the CBOT and

Delaware NFP CBOT, or a complete description of the specific provisions referred to in this summary. We do not intend that this identification of specific differences is to indicate that other equally or more significant differences do not exist.

     This summary is qualified in its entirety by reference to the Special Charter Act, the CBOT's special charter, and the current CBOT Rules and Regulations, with respect to matters relating to CBOT membership and membership interests, and to the DGCL, the proposed forms of Delaware NFP CBOT Amended and Restated Certificate of Incorporation (the "Delaware NFP Charter") and Amended and Restated Bylaws (the "Bylaws") and those portions of the CBOT Rules and Regulations that will remain in effect after the implementation of Step One of the restructuring with respect to Delaware NFP CBOT membership and membership interests. In addition, the following description does not relate to any changes in the rights of members in connection with the conversion of Delaware NFP CBOT into For-Profit CBOT as a part of any subsequent step of the restructuring plan. Any changes in the rights of members contemplated as a subsequent step of the restructuring will be disclosed to the members in connection with the related member vote.

     The forms of the Delaware NFP Charter and the Bylaws are attached as Exhibits to this ballot disclosure. You should review and consider carefully these documents before voting on Step One of the restructuring.

 .    Legal Name of the CBOT

     The name of the CBOT will be changed from "Board of Trade of the City of Chicago" to "Board of Trade of the City of Chicago, Inc." as part of Step One of the restructuring.

 .    Purpose of the CBOT

     As set forth in the preamble to the current CBOT Rules and Regulations, the CBOT was formed to maintain a commercial exchange; to promote uniformity in the customs and usages of merchants; to inculate principles of justice and equity in trade; to facilitate the speedy adjustment of business disputes; to acquire and to disseminate valuable commercial and economic information; and; generally, to secure to its members the benefits of co-operation in the furtherance of their legitimate pursuits. In addition, the special charter of the CBOT currently provides that the corporation shall have no power to do or carry on any business excepting such as is usual in the management of the boards of trade or exchange markets, or as provided in the special charter.

     The Delaware NFP Charter will incorporate the purposes and objects of CBOT as stated in the preamble to the current CBOT Rules and Regulations, and, accordingly, the object and purposes of Delaware NFP CBOT will include maintaining a commercial exchange and pursuing the other objects stated therein. However, Delaware NFP CBOT's purposes will be expanded to include engaging in any lawful act or activity for which corporations may be organized under the DGCL and will not include any limitation as currently provided in the special charter.

 .    Dividends

     Currently, the CBOT is a nonstock, not-for-profit entity, organized as an Illinois special charter organization. This means, among other things, that the CBOT cannot under any circumstances declare dividends or make distributions to its members and membership interest holders. Applicable Illinois law does not provide the CBOT a direct procedure pursuant to which it can change this aspect of its legal status.

     Delaware NFP CBOT will also be a nonstock, not-for-profit corporation. Accordingly, Article Fourth of the Delaware NFP Charter will provide that Delaware NFP CBOT is not for profit and shall have no authority to issue capital stock. As a result of recent amendments to the DGCL, such corporations are no longer prohibited from paying dividends.

     Delaware is one of a relatively small number of jurisdictions in the United States that allows a not-for-profit corporation to become a for-profit corporation, either by merging into a for-profit corporation or by amending its charter to remove the not-for-profit restriction or to provide that it has the authority to issue stock. If Delaware NFP CBOT were to reorganize as a for-profit stock corporation, as is currently contemplated to occur as a part of the overall restructuring, plan, it would have the ability to issue stock to, and declare and pay dividends and make distributions to, its stockholders (i.e., the former CBOT members).

     The Delaware NFP Charter will provide that the Delaware NFP CBOT can amend, alter or repeal Article Fourth, which provides that it is not for profit, if such amendment, alteration or repeal is approved by the Board of Directors and receives the approval of a majority of the votes cast at a meeting at which at least 300 votes are cast.

    The ability to amend the NFP Delaware Charter in this regard upon the specified member approval is a material change from the current status of the CBOT. This change will provide the CBOT greater flexibility in the future to pursue the proposed restructuring, subject to further member approval.

 .    Terms and Conditions of Membership

     Currently, the terms and conditions of membership in the CBOT are set forth in the special charter and the CBOT Rules and Regulations. The terms and conditions of membership in the CBOT, include, but are not limited to, general provisions related to application for membership, member rights, privileges and obligations, member conduct and discipline, registration, assessments and fees, purchase and sale or transfers of memberships or membership interests, insolvency, and trading and other rights and privileges of the various classes of membership.

     The Delaware NFP Charter will provide that the terms and conditions of membership in Delaware NFP CBOT, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in

Delaware NFP CBOT, shall be as stated in the Delaware NFP Charter (including Exhibit A thereto) and the Bylaws. In accordance with the Bylaws, certain terms and conditions of membership may also be provided in the Regulations.

     The Delaware NFP Charter will specifically provide that any person or entity that held any such membership or interest in CBOT immediately prior to the Delaware reincorporation merger shall hold such membership or other interest in Delaware NFP CBOT immediately following the merger, subject to the Delaware NFP Charter, Bylaws and applicable law. Thus, under the Delaware NFP Charter and Bylaws, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in Delaware NFP CBOT will survive and be essentially the same as those of current members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the CBOT, except for any changes required by the DGCL or as otherwise provided for in the Delaware NFP Charter and Bylaws.

     In this regard, the Delaware NFP Charter will provide that the reincorporation merger of the CBOT with and into Delaware NFP CBOT will not have any effect on any rights related to the CBOE, including, without limitation, the rights provided in Rule 210.00 (which sets forth the Full Member CBOE exerciser privilege), held by any person or entity holding any membership or other interest in Delaware NFP CBOT. As described elsewhere in this document, the CBOE has raised an issue regarding whether the restructuring will invalidate the CBOE exercise right. Notwithstanding the issue raised by the CBOE, based on our assessment of CBOE's concerns as expressed in its written correspondence to the CBOT to date, we do not believe that the restructuring, including Step One of the restructuring as proposed in this document, will have any impact on the CBOE exercise right. We cannot assure you, however, that the CBOE will not raise additional issues, nor can we assure you as to the outcome of our disagreement with CBOE with respect to this or any other additional issues.

 .    New Classes of Members or Memberships

     Currently, it would be necessary to adopt a new Rule in order for the CBOT to create a new class of member, membership or other interest holder in the CBOT.

     In order to preserve future flexibility in this regard for Delaware NFP CBOT, the Delaware NFP Charter will expressly permit the creation of one or more additional classes of members, membership or other interests.

 .    Differential Voting Rights

     Currently, Full Members of the CBOT are entitled to vote on each matter eligible to be voted on by the membership. Currently, Associate Members of the CBOT are entitled to one-sixth of the vote of a Full Member on each matter which is the subject of a ballot vote of the general membership. Holders of GIM, COM and IDEM membership interests in the CBOT do not currently have voting rights on any matter which is the subject of a ballot vote of the general membership.

     Generally, the DGCL provides that each member of a Delaware nonstock corporation shall be entitled to one vote, unless otherwise provided in the corporation's certificate of incorporation. The Delaware NFP Charter will provide that Full Members of Delaware NFP CBOT are entitled to one vote on each matter eligible to be voted on by the membership and Associate Members of Delaware NFP CBOT are entitled to one-sixth of one vote on each matter eligible to be voted on by the membership. The Delaware NFP Charter will further provide that holders of GIM, COM and IDEM membership interests in the Delaware NFP CBOT are not entitled to a vote on matters eligible to be voted on by the membership.

     Other than a technical provision to clarify that Full Members have one vote and Associate Members have one-sixth of one vote on all matters submitted to the membership for a vote, the differential voting rights of members and membership interest holders will be the same in Delaware NFP CBOT as they currently are in the CBOT.

 .    Special Votes Required for Certain Actions

     Current Rights of Members Regarding Amendment of the Special Charter and
Rules: The Petition Process

     Currently, the CBOT's special charter may only be amended in accordance with the applicable provisions of the Special Charter Act.

     The Special Charter Act permits amendment of a corporation's special charter only for certain specified purposes. These include, among other things: to change its name, to change its place of business, to enlarge or change the object for which it was formed, to enlarge or change its powers in respect of owning, holding or using real or personal property or any other of its powers, to vest in a single governing body of trustees, directors or managers the corporate powers and other powers previously vested in two or more governing bodies, to provide the method of electing members of such governing body and their terms of office, to empower such governing body to elect a chairman and any other officers and to appoint committees, from its members, with such duties and powers as may be assigned and delegated thereto by the governing body, to recognize and give effect to changes in the name of any religious denomination or other organization with which such corporation, association or society is affiliated, or to increase or decrease the number of its trustees, directors, or managers, as now authorized or may hereafter be authorized by general law, or to elect its trustees, directors or managers without the approval or ratification of the religious denomination or other organization specified in its special charter, where the representatives of such religious denomination or other organization shall have waived and relinquished such right of consent, approval or ratification to the election of its trustees, directors or managers.

     Under the Special Charter Act, the CBOT may amend its charter in the following manner: (i) first, the directors must adopt a resolution setting forth such amendment; and (ii) second, if the directors are elected, such resolution must be adopted by such vote, approval or consent of the persons entitled to elect or choose such directors as is required in such election. Under the CBOT's Rules and Regulations, a plurality of votes is generally required to elect directors of the CBOT. Thus, in the case of an amendment to the CBOT's special charter, a plurality (which, in the case of only a "for-or-against" vote, would mean a majority) vote of the votes cast by the voting members in accordance with their respective voting powers would be required.

     Currently, the CBOT Rules and Regulations may be amended, altered or repealed as provided therein. New Rules may be adopted and existing Rules may be amended or repealed by the membership. Proposed amendments may be recommended by the Board of Directors of the CBOT, and, upon such recommendation, the Chairman of the Board must call for a special ballot not less than 10 days or more than 60 days after the proposed amendment has been posted on the bulletin board. All votes are cast by secret ballot. Unless 300 votes are cast, the vote is ineffective, and the Chairman of the Board must in such case call for another special balloting for the resubmission of the proposal. If 25 members or more petition for any proposed amendment, the Board of Directors of the CBOT, within 30 days or at the next regular Board meeting (whichever is sooner) shall either approve and recommend the proposed amendment, or report to the petitioners the reason for its disapproval.

     If, within 30 days after such disapproval, 100 members or more petition for such proposed amendment, a special balloting must be called for in a like manner as though the proposed amendment had been recommended by the Board of Directors. This provision has been interpreted by the Board to direct the Chairman upon receipt of a qualifying petition, and without the necessity of any further action by the Board, to call for a special ballot on the amendment proposed by the petition: (i) not less than 10 or more than 60 days after the proposed amendment has been posted on the bulletin board; (ii) by secret ballot; (iii) to only be effective upon the casting of 300 or more votes; and (iv) to be resubmitted to the membership for another special balloting if less than 300 votes are cast. In connection with this process, the Board is not precluded from taking and stating a position in opposition to such a proposed amendment. Also, this provision does not transform a petition proposal into a Board recommendation without further action or consent by the Board.

     A petition for amendment which in the opinion of the Board of Directors involves the same or substantially the same subject matter as has been submitted to an effective ballot vote of the membership at any time within the 12 months immediately preceding the receipt of such petition by the Board requires the signatures of at least 100 members. The Board must within 30 days or at the next regular Board meeting (whichever is sooner) either approve and recommend such proposed amendment, or report to the petitioners the reason for its disapproval. If, within 30 days after such disapproval, 250 members or more petition for such proposed amendment, a special balloting shall be called for in a like manner as though the proposed amendment had been recommended by the Board of Directors, and it requires an effective affirmative vote of two-thirds of the votes cast in order to adopt such an amendment.

     Every petition for amendment must be signed and dated by each petitioning member. It is considered an act detrimental to the welfare of the CBOT for any member to sign a petition for a ballot vote on an amendment despite disapproval of such amendment by the Board unless and until the Board shall actually have disapproved of such amendment.

     During the period of posting, any proposed amendment may be amended by the majority vote of the CBOT at a special meeting held for the purpose of considering such amendment. If the proposed amendment is thus amended, the amended amendment shall then be posted for 10 days before submission to the membership for balloting.

     Any proposition which the Board of Directors orders submitted to a vote of the members (including an amendment to the special charter or any other proposition required to be submitted to a vote of the members), without calling a special meeting of the members, may be so submitted as follows (except as may be otherwise required by the Rules and Regulations). Up to five propositions may be submitted concurrently to such a vote of the members. In submitting any proposition to a vote of the members, the Board shall adopt a resolution setting forth such proposition, recommending its adoption and ordering it to be submitted to a vote of the members. Then, the Chairman of the Board must cause such proposition to be posted upon the bulletin board and, without calling a special meeting of members, must call for a special ballot upon the proposition on a day to be fixed by the Chairman. This day must not be less than 10 days or more than 60 days after the proposition has been posted upon the bulletin board. A notice of the time and manner of casting such special ballot must be given by mail to each member at least 10 days in advance of the date upon which such special ballot is to be taken. A form of ballot setting forth the proposition to be voted upon and providing an appropriate space for use by the member in voting "for" or "against" the proposition must be supplied to each member. The manner of taking such special ballot of the members is the same as that prescribed in the conduct of elections, including the provisions for voting by mail. Any such proposition thus submitted to a vote of the members shall be deemed adopted if at least 300 votes are vast in the special ballot and a majority of the votes cast have been in favor of adoption of the proposition.

     Special meetings of the members may be called by the Board of Directors or by the Chairman of the Board. Upon written request of 25 members, the Secretary is required to call a special meeting. Not less than three days notice of such special meetings must be given by the Secretary, either by announcement on Change or by written notice. Calls for special meetings must state the objects thereof and no other business may be considered except by unanimous consent.

     These procedures are currently set forth in the CBOT's Rules and Regulations, including Rules 107.00 (Amendment of Rules) and the Interpretation thereof, 108.00 (Amendment of Amendment of Rules), 109.00 (Other Propositions for Vote by Members) and 111.00 (Special Meetings of Members). These Rules, together with certain other provisions of the Rules and Regulations (including those relating to the nomination procedures for elective officers and the annual election), constitute what is sometimes referred to as the "petition process" of the members of the CBOT.

     This petition process effectively vests in the voting membership the authority to adopt, amend and repeal Rules, which generally govern the rights and obligations of the members of the CBOT. This is a special right of the members of the CBOT which will change in connection with the reincorporation of the CBOT in Delaware. Although this right will change in some significant respects (particularly in terms of the procedures and mechanisms used to implement such right under Delaware law), we believe that the special authority vested in the members under the petition process will be substantially preserved in all material respects in connection with Step One of the restructuring, as described further below.

     Amendment of Delaware NFP Charter and Bylaws: Delaware Alternative to the Petition Process

     The "petition process" as described above is not expressly recognized under Delaware law. However, the Delaware NFP Charter and Bylaws will include provisions designed to provide substantially similar authority to the members with respect to amendment of the Bylaws (which, as noted above, will incorporate a substantial portion of the existing CBOT Rules).

     As a substitute for the petition process, the Delaware NFP Charter (in Exhibit A) will provide that all amendments of the Bylaws (which will include those CBOT Rules applicable to Delaware NFP CBOT) will require the approval of members holding a majority of the voting power of Delaware NFP CBOT voting at a special meeting called for such purpose in accordance with the applicable provisions of the Delaware NFP Charter. In addition, the Delaware NFP Charter will provide that, subject to certain conditions, a special meeting of members for purposes of voting on an amendment to the Bylaws will be called by the Board at the request of 25 voting members. The Delaware NFP Charter will permit "proxy ballot" voting on such propositions, as described below at "Voting Procedures." The Bylaws will provide that, except as otherwise provided in the Delaware NFP Charter (i.e., members' rights to cause meetings to be called for the purpose of considering amendments of the Bylaws), special meetings of the members for any purpose may only be called by the Board or the Chairman of the Board.

     The Delaware NFP Charter will also provide that the provisions of the Delaware NFP Charter and the Exhibits thereto may be amended, altered or repealed from time to time in accordance with Delaware law, provided that any such amendment, alteration or repeal must be approved by the membership in the manner provided for therein, as described above. As a result, member approval will be required in order to change any of the terms or provisions of the Delaware NFP Charter. You should be aware that, in accordance with the DGCL, Board approval will be required for all amendments to the Delaware NFP Charter. Thus, because certain provisions which currently exist in the CBOT Rules and Regulations have been moved from the Rules and Regulations into the Delaware NFP Charter consistent with the DGCL, both Board and member approval will be required to amend, alter or repeal such provisions. This is an important change, and you should carefully review and consider this change before voting on Step One of the restructuring.

     We believe that these rights substantially replicate, in all material respects, the authority currently vested in the members pursuant to the current petition process, in accordance with the requirements and to the extent permissible under the DGCL. These provisions are materially different from those contained in the current CBOT Rules and Regulations in light of the requirements of applicable Delaware law, including, but not limited to, the requirement of Board approval for charter amendments, and you should carefully review and consider these provisions of the Delaware NFP Charter before voting on Step One of the restructuring.

 .    Change to For-Profit Status

     As described above, any amendment, alteration or repeal of Article Fourth of the Delaware NFP Charter, which provides that Delaware NFP CBOT is not for profit and has no authority to issue capital stock, will require, in addition to Board approval, the affirmative vote of the holders of a majority of the voting power of Delaware NFP CBOT voting at a meeting of members called by the Board for such purpose in accordance with the applicable provisions of the Delaware NFP Charter.

     It is currently contemplated that the amendment of the Delaware NFP Charter to provide that For-Profit CBOT will have for-profit status and the ability to issue capital stock will be submitted to the members as a part of a membership vote in connection with a subsequent step of the restructuring.

     For more information concerning subsequent steps of the restructuring, see "Restructuring Implementation" above.

 .    Amendments to Regulations

     The Delaware NFP Charter will authorize the board of directors to amend, alter and repeal the Regulations (including Interpretations, as described below) without membership approval.

 .    Merger, Sale, Other Significant Transactions and Dissolution

     In accordance with the DGCL, the approval of members holding a majority of the outstanding voting power is necessary to approve a merger or consolidation, a sale, lease or exchange of all or substantially all of Delaware NFP CBOT's assets, or the dissolution of Delaware NFP CBOT.

 .    Voting Procedures

     Currently, the CBOT Rules and Regulations provide for a special ballot process, which includes the right of members to vote by mail. In addition, as described above, under the current CBOT Rules and Regulations, members may petition to have any proposed amendment to the Rules considered by the Board and submitted to the membership for approval and, under certain circumstances when approval from the Board is withheld, such amendments may be submitted directly to the membership for approval.

     Members will no longer be able to act by the specific voting by mail, special ballot and petition procedures currently provided in CBOT Rules 105.00,
107.00 and 109.00 in the same manner they are accustomed to. Instead, in accordance with the DGCL and the provisions of the Delaware NFP Charter, Bylaws and Regulations, the members of Delaware NFP CBOT will be able to exercise their voting rights, either in person or by proxy, at a membership meeting or by taking action by written consent as permitted by the DGCL.

     This is a material change from the current Rules and Regulations of the CBOT, which generally prohibit proxy voting except in certain specified circumstances. You should carefully review, therefore, these provisions of the Delaware NFP Charter and Bylaws before voting on Step One of the restructuring.

     The Delaware NFP Charter and Bylaws will provide, however, for proxy procedures designed to substantially replicate, as permitted under the DGCL, the voting by mail procedures of the CBOT.

     Specifically, at the annual election and at all balloting on propositions submitted to a vote of the members, members may vote by mail by delivering a "proxy ballot" to the Secretary or one or more other persons designated by the board of directors of Delaware NFP CBOT and directing them how to vote. Any member who so desires may mark and execute the proxy ballot and deliver or mail it to the Secretary. The Secretary or other persons designated by the board of directors shall deliver all such proxy ballots to the tellers in charge of the balloting, and the tellers shall indicate which members have submitted proxy ballots. The Secretary or such other persons shall cast one or more ballots to vote, as proxy, as directed in the proxy ballots.

     The latest dated proxy ballot of a given member delivered or received by mail shall be the proxy ballot followed by the Secretary with respect to such member. A member can revoke a proxy ballot by voting in person.

     The Delaware NFP Charter will not contain any provision prohibiting the taking of action by written consent. It will be permissible, therefore, for any action which may be taken at any meeting of the members to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed and delivered in accordance with the requirements of the DGCL by members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all members having a right to vote thereon were present and voted.

 .    Liquidation and Dissolution

     Currently, in the event of the liquidation of the CBOT, Associate Members and holders of GIM, COM and IDEM membership interests are entitled to share in the proceeds from dissolution at a rate of 1/6, 0.11, 0.005 and 0.005 of a Full Member's share, respectively.

     Under the DGCL, and the applicable provisions of the Delaware NFP Charter, Bylaws and Regulations, members and membership interest holders will have the same rights to distributions upon dissolution and liquidation as they had under CBOT, subject to the requirements of the DGCL regarding such distributions, including, but not limited to, provisions related to the obligation to pay or make reasonable provision to pay claims of creditors prior to making any distribution to stockholders or, by analogy, members.

 .    Board of Directors; Officers

     Currently, the CBOT's board consists of 27 members, which includes the Chairman of the Board, the First Vice Chairman of the Board, the Second Vice Chairman of the Board, the President of the CBOT (who serves as a non-voting member of the Board), 15 elected directors, who shall be Full Members and of whom at least three shall be nonresident, five non-member directors nominated by the Nominating Committee and approved by the CBOT Board, and three directors who shall be Associate Members.

     The provisions of the CBOT Rules and Regulations relating to the CBOT Board, certain of its officers and the powers and obligations of its members will be imported, substantially without change, into the Delaware NFP Charter and Bylaws.

     Accordingly, Delaware NFP CBOT's board of directors will continue to have 27 members, consisting of the Chairman of the Board, the First Vice Chairman of the Board, the Second Vice Chairman of the Board, the President of the Association (who serves as a non-voting member of the board of directors), 15 elected directors, who shall be Full Members and of whom at least three shall be nonresident, five non-member directors nominated by the Nominating Committee and approved by the Board, and three directors who shall be Associate Members.

     All directors and officers of the CBOT as of the effective time of the reincorporation merger will remain the directors and officers of Delaware NFP CBOT, and their terms and tenures will continue and be unaffected by the merger.

 .    Indemnification and Protection From Liability

     Currently, the CBOT's Rules and Regulations generally provide that directors, officers and employees shall be indemnified against certain liabilities, expenses, counsel fees and costs in connection with any claim to which such person is a party by reason of his or her being or having been a director, officer, committee member or employee of CBOT. However, directors, officers and employees shall have no right to indemnification in respect of any matter as to which he or she is finally adjudged to have been derelict of duty or guilty of gross negligence or willful misconduct in the performance of his or her duties. If any such claim is settled before final judgement or if there is no finding in respect of any dereliction of duty or guilt of willful misconduct or gross negligence in the performance of duty of the director, officer or employee, such person is entitled to indemnification only upon a determination in good faith by a majority of the board of directors that such claim did nor arise out of the dereliction of duty or guilt of willful misconduct or gross negligence in the performance of his or her duty.

     The indemnification for directors, officers and employees provided in the CBOT Rules and Regulations will be replaced by a provision in Delaware NFP CBOT's Bylaws requiring mandatory indemnification and advancement of expenses for directors, officers, committee members and employees to the fullest extent authorized by the DGCL, subject to certain limitations stated in Delaware NFP CBOT's Bylaws. The Delaware NFP Charter will include a provision, authorized by
Section 102(b)(7) of the DGCL, which eliminates the personal liability of directors to Delaware NFP CBOT or its members for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL. This provision generally shields directors from potential personal liability for a good faith breach of the duty of care, although it does not protect them from potential liability for breach of the duty of loyalty and certain other acts.

 .    Telephonic Board Meetings

     Currently, the CBOT's Rules and Regulations provide that the members of the Board may be separately polled by telephone to vote on issues requiring action prior to the next regularly scheduled Board meeting and where the calling of a special meeting, in the opinion of the Chairman or the President, would be impractical. A telephone poll reaching 12 or more members of the Board is sufficient to constitute a quorum.

     The Bylaws of Delaware NFP CBOT will provide that telephonic meetings of the board of directors may be conducted, but will not include a provision for telephone polling of directors. Telephone polling is being eliminated in favor of telephonic meetings of the board of directors in order to ensure a deliberative board process as required under modern corporate governance principles.

 .    Inspection Rights

     Currently, under applicable Illinois law, it is uncertain as to whether members have a general right to inspect the list of members and other books and records of the CBOT.

     Under the DGCL, and subject to the requirements and conditions thereof, any member may seek to inspect during normal business hours Delaware NFP CBOT's list of members and other books and records for a "proper purpose" reasonably related to such member's interest as a member.

 .    Certain Other Changes

     Certain other changes and clarifications are being made to the provisions of the Delaware NFP Charter, the Bylaws and the Regulations in order to modernize and streamline its corporate governance.

     An example of such a change includes the elimination of a provision expressly requiring that, in cases of dispute, Robert's Rules of Order shall govern the conduct of meetings of the Board and members. An example of such a clarification is a provision allowing the Board to adopt from time to time Interpretations (which will be deemed to be Regulations) for purposes of interpreting the Delaware NFP Charter, Bylaws and Regulations.

     Except as otherwise described herein, we believe that these changes are largely procedural and administrative in nature and that they are not material to the rights and obligations of CBOT members and membership interest holders.

 .    Elimination of Special Charter

     After the reincorporation of the CBOT in Delaware as Delaware NFP CBOT, the CBOT's current special charter will no longer exist. Instead, it will be replaced by the Delaware NFP Charter. This document, together with the Bylaws (which will incorporate substantial portions of the current CBOT Rules) and substantial portions of the current Regulations which will become applicable to Delaware NFP CBOT, will define your rights and obligations as members and membership interest holders in Delaware NFP CBOT. Before voting on Step One of the restructuring, you should review carefully the forms of the Delaware NFP Charter and the Bylaws, which are attached as Exhibits to this ballot disclosure, because they will define your rights and obligations as members and membership interest holders in Delaware NFP CBOT.

 .    Repeal of Certain Rules and Regulations

     After the reincorporation of the CBOT in Delaware as Delaware NFP CBOT, the CBOT Rules and Regulations, including the Interpretations thereof, will no longer exist in their current form. Instead, they will be replaced by the Bylaws, which will incorporate by reference substantial portions of the current Rules, and those Regulations applicable to Delaware NFP CBOT, which will consist of substantial portions of the current CBOT Regulations.

     However, in order to reincorporate the CBOT in Delaware as Delaware NFP CBOT and comply with the requirements of the DGCL, a number of provisions of the CBOT's Rules and Regulations, including the Interpretations thereof, are being repealed or eliminated in their entirety. This is because (i) they will be expressly set forth in the Delaware NFP Charter and/or the Bylaws in accordance with the requirements of the DGCL, (ii) they will be replaced with different provisions in the Delaware NFP Charter and/or Bylaws designed to achieve a substantially similar effect under the DGCL or to modernize the corporate governance of Delaware NFP CBOT as described in this document, and/or (iii) they may not be enforceable under or consistent with the DGCL.

     All of the CBOT Rules and Regulations, including the Interpretations thereof, which will either be expressly set forth in the Delaware NFP Charter and/or the Bylaws (in some cases, with certain modifications as described above or otherwise) or which will be eliminated entirely as part of the reincorporation of the CBOT in Delaware as Delaware NFP CBOT are identified in an Exhibit to this ballot disclosure. In addition, the forms of the Delaware NFP Charter and the Bylaws attached as Exhibits to this ballot disclosure have been annotated to indicate those CBOT Rules and Regulations which are being expressly imported in substance into such documents. You should review carefully all of those Exhibits before voting on Step One of the restructuring.

     In all cases, these Rules and Regulations, including the Interpretations thereof, will, from and after the effective time of the reincorporation merger, be null and void and have no further force or effect for any purpose whatsoever. All such Rules and Regulations, including the Interpretations thereof, will be deleted from the first edition of the Rulebook of Delaware NFP CBOT, which shall be published as soon as reasonably practicable following the implementation of Step One of the restructuring. Also, the special charter will be deleted from such new Rulebook.

     The new Rulebook of Delaware NFP CBOT will include copies of the Delaware NFP Charter, the Bylaws, the Rules and the Regulations. Copies of this new Rulebook will be made available to members and membership interest holders in accordance with past practice.

 .    Certain Interpretations

     The Board of Directors of the CBOT currently intends to adopt, in connection with the implementation of Step One of the restructuring, a Regulation permitting it to issue Interpretations (which will be deemed to be and have the effect of Regulations) of the Delaware NFP Charter, the Bylaws and Regulations in a manner which replicates, to the largest extent permissible under the DGCL, the comparable provisions of the current CBOT Rules and Regulations, except as otherwise described herein.

Conclusion
----------

     We have previously distributed to you the Restructuring Report. It contains a detailed description of the terms of Step One of the restructuring as well as the full restructuring strategy as currently envisioned. Please review it carefully in reaching a decision as to your vote on Step One. Also, please carefully review each of the attached Exhibits, including the Delaware NFP Charter, the Bylaws of Delaware NFP CBOT, the Agreement and Plan of Merger relating to the merger of the CBOT with and into Delaware NFP CBOT, the technical amendment of the CBOT charter and a description of the post-Step One status of the Rules and Regulations to be affected as a result of Step One of the restructuring.

     We believe that restructuring the CBOT is essential for many reasons. Without it, the CBOT may not be able to preserve a viable open outcry exchange capable of competing in the future. The Board of Directors believes restructuring is the best way to unlock and maximize the value of CBOT membership. It also enables the CBOT to adopt a business model that will allow it to make the decisive moves required to address competitive challenges, build advantageous strategic alliances and lower costs. The restructuring also enables us to position the electronic trading company to compete in the rapidly developing electronic marketplace while the window of opportunity is open.

                           STATUS OF CERTAIN CURRENT
                          CBOT RULES AND REGULATIONS

The following summary provides the status of certain CBOT Rules and Regulations that will either be modified and restated, restated in their entirety or repealed in connection with the adoption of the Amended and Restated Certificate of Incorporation ("Delaware NFP Charter") and Amended and Restated Bylaws ("Bylaws") upon consummation of the reincorporation merger of the CBOT. Where an existing Rule or Regulation will be either modified and restated or restated in its entirety, the location of the new provision in the Delaware NFP Charter and/or Bylaws has been identified for your information and reference. However, because changes have been made to many of the restated provisions, you should review and consider the new provisions in the Delaware NFP Charter and/or Bylaws carefully before voting on Step One of the restructuring.


100.00 Annual Meeting and Mid-Year Chairman's Report - The annual meeting shall be held on the first Thursday after the third Tuesday in February at 2:30 P.M. The annual mid-year Chairman's Report shall be given on the fist Thursday after the third Tuesday in June at 2:00 P.M. 52 (08/01/94)

         Rule 100.00 will be repealed.  See the Bylaws; Article II; Section 2

101.00   Elective Officers

         (a) At the first Annual Election following the adoption of the amendments to this Rule and Chapter One which establish a two-year term of office for the Chairman of the Board, the Members of the Exchange shall elect as an officer a Chairman of the Board. At every second Annual Election thereafter the Members of the Exchange shall elect as an officer a Chairman of the Board. The First Vice Chairman of the Board ("First Vice Chairman") and the Second Vice Chairman of the Board ("Second Vice Chairman") shall be elected by the Members of the Exchange as follows. At the First Annual Election following the adoption of the amendments to this Rule and Chapter One which establish two-year staggered terms of office for the First Vice Chairman and the Second Vice Chairman, the Members of the Exchange shall elect as officers a First Vice Chairman for a two-year term and a Second Vice Chairman for a one-year term. At alternating Annual Elections thereafter, the Members of the Exchange shall elect as an officer, for a two-year term, either a Second Vice Chairman or a First Vice Chairman as applicable.

               The following officers shall be elected at each Annual Election by the Members of the Exchange: five Directors who shall be Full Members (including at least one non-resident as defined in Rule 120.00), two members of the Nominating Committee, except as provided in paragraph

               (b), and one Director who shall be an Associate Member. All such officers shall be Full Members of the Association and shall remain as such throughout their terms with the exception of those Directors and officers required to be Associate Members, who shall be Associate Members of the Association and shall remain as such through their terms, except as provided in paragraph (c), and who shall not be non-resident members as defined in Rule
               120.00. All of the aforesaid officers shall be referred to in these Rules as the "elective officers."

         (b) At the first Annual Election following the adoption of the amendments to this Rule and Chapter One which provide for the election of an Associate Member to a three-year term on the Nominating Committee, the Members of the Exchange shall elect one such officer who shall be an Associate Member. On every third election thereafter, the Members of the Exchange shall elect one Associate Member to the Nominating Committee.

         (c) An Associate Member Director who has completed at least one and one-half years of his/her current term of office may continue in that office of Director for the remainder of that term provided that such Director continuously remains either an Associate Member of the Association or a Full Member of the Association. (04/01/98)

         Rule 101.00 will be repealed.  See the Delaware NFP Charter; Exhibit B;
         Section 7.

101.01   Eligibility for Elective Office -

         Individual delegates of Full or Associate Membership who do not hold in their own name an undelegated Full or Associate Membership are not eligible to be an elective officer as defined in Rule101.00. (02/01/99)

         Regulation 101.01 will be repealed. See the Delaware NFP Charter; Exhibit B; Section 8.

102.00 Nominations for Elective Officers and Annual Election - Each year by no later than the first Wednesday in November, the Nominating Committee shall hold at least three meetings, of which due notice shall be posted on the bulletin board. All members may attend such meetings and suggest nominees for the offices to be filled at the following election. In selecting candidates, the Committee shall give special consideration to the desirability of having all interests of the Association represented on the Board. At least one candidate for Director at each Annual Election must be a non-resident Full Member as defined in Rule 120.00.

         The Committee shall nominate at least one candidate for each of the elective offices. The Committee may, in its sole discretion, nominate two candidates for any of the elective offices, but shall not nominate more than two candidates for any individual elective office.

         By no later than the first Wednesday in November, the Committee shall furnish the Secretary with a list of its nominees. Promptly upon its submission, the list shall be posted by the Secretary upon the bulletin board. In case any nominee named by the Committee withdraws or becomes ineligible, and such withdrawal or ineligibility leaves no such candidate for the office for which the candidate was nominated, or leaves less than five such candidates for the offices of Director required to be filled by Full Members, or leaves no candidates for the office of Director required to be filled by an Associate Member, it shall be the duty of the Committee to nominate another candidate for such office. However, if such withdrawal or ineligibility leaves five or more candidates for the offices of Director required to be filled by Full Members, or in the case of the office of Director required to be filled by an Associate Member, leaves one or more candidates for such office, the Committee may at its discretion, but need not, nominate another candidate to replace the withdrawn or ineligible candidate.

         Other nominations may be made by petition, signed by not less than forty members in good standing and filed with the Secretary by no later than the close of business on the third Wednesday in November. Promptly upon submission of petitions, the names of candidates shall be posted by the Secretary upon the bulletin board.

         On the third Wednesday following the deadline for filing petitions as specified above, the Annual Election shall be held in the Exchange Hall between 8:00 A.M. and 3:00 P.M.

         All candidates for the respective elective offices shall be listed alphabetically on the ballot. 51A (11/01/95)

         Rule 102.00 will be repealed.  See the Bylaws; Article II; Section 4.

103.00 Election Procedures - The election shall be in charge of tellers appointed by the Chairman of the Board. If the Chairman of the Board appoints as teller a non-member employee of a member, the member shall require such employee to serve as teller upon the established terms. All votes shall be cast by secret ballot. No member shall vote who is not in good standing with the Association. No member shall vote by proxy. Members may vote by mail in the annual election in the manner prescribed in Rule 105.00. The portions of ballots on which votes are cast for Directors and on which votes are cast for Nominating Committee shall be rejected unless such portions are marked for a full ticket. The tellers shall receive the ballots and place the same in the ballot box, and shall keep a list of the members voting. After the election, the tellers shall count the ballots and report to the Chairman of the Board the names of the persons elected. The ballots shall be preserved for one month, and, upon request of any interested party, the Board may verify the correctness of the returns. 54 (08/01/94)

         Rule 103.00 will be repealed. See the Delaware NFP Charter; Exhibit A;
         Section 2.

104.00 Vote Necessary - The vote required at the Annual Election for the choice of elective offices shall be as specified in this Rule.

         (a) Chairman, First Vice Chairman and Second Vice Chairman of the Board. A majority of all votes cast shall be necessary to elect a Chairman of the Board and to elect a First Vice Chairman and to elect a Second Vice Chairman. If no candidate received a majority vote for Chairman of the Board or for First Vice Chairman or for Second Vice Chairman at the Annual Election, another ballot shall be taken fifteen days later; and if again there shall be a failure to elect, a third ballot shall be taken on the fifteenth following day, when a plurality shall elect.

          (b) Directors. A plurality of votes shall elect the Directors who are required to be Full Members of the Association; provided, however, that if none of the candidates for such offices receiving a plurality of votes is a non-resident member, the non-resident candidate receiving the largest vote as among all non-resident candidates shall be elected Director, in lieu of the resident candidate receiving the lowest winning plurality. A plurality of votes shall elect the Directors who are required to be Associate Members of the Association.

          (c) Other Elective Offices. For all other elective offices, a plurality of votes shall elect. 53 (08/01/94)

          Rule 104.00 will be repealed. See the Delaware NFP Charter; Exhibit A;
          Section 3.

105.00 Voting by Mail - At the annual election and at all balloting on propositions submitted to a vote of the members, members may vote by mail in the manner hereafter provided. At least eight days prior to the balloting, the Secretary shall send to each member (1) a ballot;
          (2) a copy of the question on which a vote is to be taken; (3) a small envelope having printed thereon "for ballot only"; (4) a form of letter of transmission addressed to the Secretary with a line for the signature of the member; and (5) a larger envelope addressed to the Secretary. The member shall mark the ballot and place the same in the smaller envelope, and shall then seal the smaller envelope and enclose the same, together with his signed letter of transmission, in the larger envelope, which he shall deliver or mail to the Secretary. The Secretary shall hand all of such letters to the tellers in charge of the balloting. The teller shall open the outside envelopes and deposit the smaller sealed envelopes in the ballot box, and shall indicate upon their books that the members whose names are signed to the letters of transmission have voted. No ballots received after the polls have closed shall be counted.

          The latest ballot received by mail shall be the ballot counted unless the member subsequently votes in person at the polls, in which case that ballot cast in person shall negate all previous ballots by that member. 59 (08/01/94)

          Rule 105.00 will be repealed. See the Delaware NFP Charter; Exhibit A; Section 4.

106.00 Quorum of Members - At members' meetings, one hundred members shall constitute a quorum, but a less number may adjourn the meeting to a subsequent time. 56 (08/01/94)

          Rule 106.00 will be repealed.  See the Bylaws; Article II; Section 6.

107.00 Amendment of Rules - New Rules may be adopted and existing Rules may be amended or repealed by the membership. Proposed amendments may be recommended by the Board, and, upon such recommendation, the Chairman of the Board shall call for a special ballot not less than ten days or more than sixty days after the proposed amendment shall have been posted upon the bulletin board. All votes shall be cast by secret ballot. Unless three hundred votes are cast, the vote shall be ineffective, and the Chairman of the Board shall thereupon call for another special balloting for the resubmission of the proposal. If twenty-five members or more petition for any proposed amendment, the Board, within thirty days or at the next regular Board meeting, whichever is sooner, shall either approve and recommend the proposed amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, one hundred members or more petition for such proposed amendment, a special balloting shall be called for in like manner as though the proposed amendment had been recommended by the Board.

          A petition for amendment which in the opinion of the Board involves the same or substantially the same subject matter as has been submitted to an effective ballot vote of the membership at any time within the twelve months immediately preceding the receipt of such petition by the Board shall require the signatures of at least one hundred members. The Board shall within thirty days or at the next regular Board meeting, whichever is sooner, either approve and recommend such proposed amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, two hundred and fifty members or more petition for such proposed amendment, a special balloting shall be called for in like manner as though the proposed amendment had been recommended by the Board, and it shall require an effective affirmative vote of two-thirds of the votes cast to adopt such amendment.

          Every petition for amendment shall be signed and dated by each petitioning member. It shall be considered an act detrimental to the welfare of the Association for any member to sign a petition for a ballot vote on an amendment despite disapproval of such amendment by the Board unless and until the Board shall actually have disapproved submission of such amendment. 57 (01/01/96)

          Rule 107.00 will be repealed. See the Delaware NFP Charter; Exhibit A; Section 5.

107.00
INTERPRETATION (Adopted by Board of Directors July 19, 1994)

          Rule 107.00, 6th sentence, is interpreted expressly by the Board to direct the Chairman upon receipt of a qualifying petition, and without the necessity of any further action by the Board, to call for a special ballot on the amendment proposed by the petition "in like manner as though the proposed amendment had been recommended by the Board":

          i) Not less than ten days or more than sixty days after the proposed amendment has been posted on the bulletin board;

          ii)   By secret ballot (see also Rule 105.00);

          iii)  To be only effective upon the casting of 300 or more votes;

          iv) To be resubmitted to the membership for another special balloting if less than 300 votes are cast.

          The Board expressly rejects any assertion that Rule 107.00, 6th sentence, precludes the Board from taking and stating a position in opposition to such a proposed amendment, or that this rule provision transforms a petition proposal into a Board recommendation without further action or consent by the Board.

          In adopting this interpretation, the Board relies on the text of Rule 107.00, 1st paragraph, in its entirety. The Board also relies on Rule 120.00, which vests in the Board the government of the Association and the establishment of Association policies. (12/01/96)

          Interpretation to Rule 107.00 will be repealed. See the Delaware NFP Charter; Exhibit A; Section 5.

108.00 Amendment of Amendment of Rules - During the ten-day period of posting, any proposed amendment may be amended by the majority vote of the Association at a special meeting held for the purpose of considering such amendment. If the proposed amendment is thus amended, the amended amendment shall then be posted for ten days before submission to the membership for balloting. 58 (08/01/94)

          Rule 108.00 will be repealed. See the Delaware NFP Charter; Exhibit A; Section 6.

109.00 Other Propositions for Vote by Members - Any proposition which the Board orders submitted to a vote of the members, without calling a special meeting of the members, may be so submitted in accordance with the provisions of this Rule, unless provision for such a submission is specifically provided by some other Rule. Such a proposition may be an amendment (in accordance with the applicable laws of the State of Illinois) to the special charter of the Association granted by the General Assembly of the State of Illinois, approved February 18, 1859, or may be any other proposition which by law or by the Rules and Regulations of the Association or by order of the Board for any other reason is required to be so submitted to a vote of the members. Any number of propositions not exceeding five may be submitted concurrently to such a vote of the members. In submitting any proposition to a vote of the members, the Board shall adopt a resolution setting forth such proposition, recommending its adoption and ordering it to be submitted to a vote of the members. Thereupon, the Chairman of the Board shall cause such proposition to be posted upon the bulletin board of the Association and, without calling a special meeting of members, shall call for a special ballot upon the proposition on a day to be fixed by the Chairman of the Board, which shall not be less than ten days or more than sixty days after the proposition shall have been posted upon the bulletin board. A notice of the time and manner of casting such special ballot shall be given by mail to each member at least ten days in advance of the date upon which such special ballot is to be taken. Such notice may be accompanied by a letter from the Chairman of the Board in such form and with such content as the Board shall approve. A form of ballot setting forth the proposition to be voted upon and providing an appropriate space for use by the member in voting "for" or "against" the proposition shall be supplied to each member. The manner of taking such special ballot of the members shall be the same as that prescribed by Rule 103.00 in the conduct of elections, and the provisions of Rule 103.00 shall apply to the voting by the members on the submitted proposition the same as they apply in the conduct of elections, including voting by mail in the manner prescribed in Rule
          105.00. Any such proposition thus submitted to a vote of the members shall be deemed adopted if at least 300 votes shall have been cast in the special ballot and a majority of the votes thus cast shall have been in favor of the adoption of the proposition. 57A (01/01/96)

         Rule 109.00 will be repealed.  See the Delaware NFP Charter; Exhibit A;
         Section 7.

111.00 Special Meetings of Members - Special meetings of the members of the Association may be called by the Board or by the Chairman of the Board. Upon written request of twenty-five members, the Secretary shall call a special meeting. Not less than three days notice of such special meetings shall be given by the Secretary, either by announcement on Change or by written notice. Calls for special meetings shall state the objects thereof and no other business shall be considered except by unanimous consent. 55 (08/01/94)

         Rule 111.00 will be repealed.  See the Bylaws; Article II; Section 3.

112.00 Eligibility of Member-Delegators - Full and Associate members shall not be ineligible for elective office or for committee appointments based on their having delegated their Full or Associate memberships. (02/01/99)

         Rule 112.00 will be repealed.  See the Delaware NFP Charter; Exhibit B;
         Section 9.

120.00 Officers and Directors - The government of the Association, and the establishment of Association policies, shall be vested in the Chairman of the Board, the First Vice Chairman of the Board, the Second Vice Chairman of the Board, the President of the Association who shall serve as a non-voting member of the Board of Directors, fifteen elected Directors who shall be Full Members of the Association and of whom at least three shall be nonresident, five non-member Directors nominated and approved pursuant to Rule 135.00 and three Directors who shall be Associate Members of the Association; all of whom collectively constitute the Board of Directors. For the purposes of this rule, a non-resident member shall be deemed one whose ordinary place of business or occupation is located more than fifty miles from the Court House of Cook County, Illinois. (12/01/99)

         Rule 120.00 will be repealed. See the Delaware NFP Charter; Article Sixth.

121.00 Chairman of the Board - The Chairman of the Board shall be the presiding officer of all Association and Board meetings and shall exercise such powers and perform such duties as generally appertain to that office. Subject to the approval of the Board, he may appoint special committees and all other committees where the method of appointment is not otherwise provided for. He may also temporarily fill any vacancy in any appointive office other than Non-Member Director. (08/01/94)

         Rule 121.00 will be repealed.  See the Delaware NFP Charter; Exhibit B;
         Section 1.

122.00 First Vice Chairman and Second Vice Chairman - The First Vice Chairman shall perform the duties of the Chairman of the Board in his absence or disability. In the absence or disability of the Chairman of the Board and the First Vice Chairman, the Second Vice Chairman shall perform the duties of the Chairman of the Board. In the absence or disability of the Chairman of the Board and the First Vice Chairman and the Second Vice Chairman, the Board may choose temporarily an Acting Chairman of the Board. (08/01/94)

         Rule 122.00 will be repealed.  See the Delaware NFP Charter; Exhibit B;
         Section 2.

123.00   Tenure of Office -

         (a) The Chairman of the Board and the First Vice Chairman of the Board shall hold office for two years. The Second Vice Chairman of the Board shall hold office for one year initially and for two years thereafter as provided in Rule 101.00. The elected Directors shall hold office for three years. In addition, non-member Directors shall be nominated and appointed as provided herein and in Rule 135.00. For the term of office beginning in 2001 and for the term beginning each fourth year thereafter, two non-member Directors shall be nominated and approved pursuant to Rule 135.00. For the terms of office beginning in all other years, one non-member Director shall be nominated and approved pursuant to Rule 135.00. The non-member Director(s) who will begin a new term in the next succeeding year will be nominated and appointed no sooner than the November Regular Board meeting and no later than the last business day of the year which precedes the commencement of the new term. Each non-member Director shall hold office for four years. All Officers and Directors thus elected or appointed shall take office on the first business day in January following the Annual Election and shall hold over in office until their respective successors are qualified after election or appointment.

         (b) If a vacancy occurs in the office of non-member Director, such vacancy will be filled by a successor nominated and approved pursuant to Rule 135.00. The successor non-member Director will take office at the meeting following approval and shall hold office for the remainder of the applicable four-year term.

         (c) Beginning with the candidates elected at the First Annual Election following the adoption of this section (c), no member shall be elected by the Members of the Exchange to more than:

               -   Three consecutive two-year terms as Chairman of the Board; or

               -   Three consecutive two-year terms as First Vice Chairman of the Board; or

               -   Three consecutive two-year terms as Second Vice Chairman of the Board; or

               -   Two consecutive three-year terms as elected Director.

         The foregoing term limits shall apply separately and distinctly to each of the specified elective office (i.e. - Chairman of the Board, First Vice Chairman of the Board, Second Vice Chairman of the Board, and elected Director). A member who has reached a consecutive term limit in any one of the specified elective offices shall not thereby be ineligible for election to any other elective office on the Board.

         Rule 123.00 will be repealed.  See the Delaware NFP Charter; Exhibit B;
         Section 5.

124.00   Qualifications for Elective Officer -

         a) No person shall be a candidate for a non-resident Full Member Directorship as defined in Rule 120.00 unless that person:

               -   Has been a Full Member for at least three months immediately preceding the deadline for petition candidacy as specified in Rule 102.00; and

               -   Remains a Full Member thereafter through and including his election; and

               -   Has prior experience in the futures industry.

         b) No person shall be a candidate for any other Directorship required to be filled by a Full Member unless that person is a Full Member at the time of standing for election and has been a Full Member or Associate Member of the Exchange for at least one year next preceding his election.

          c) No person shall be a candidate for any other elective office required to be filled by a Full Member who shall not have been a Full Member of the Exchange for at least one year next preceding his election; nor shall any person be a candidate for an elective office required to be filled by an Associate Member who shall not have been an Associate Member of the Exchange for at least one year next preceding his election. (08/01/96)

         Rule 124.00 will be repealed. See the Delaware NFP Charter; Exhibit B;
         Section 6.

125.00 Quorum of the Board - Twelve members of the Board shall constitute a quorum, but a less number may adjourn to a subsequent time. (08/01/94)

         Rule 125.00 will be repealed.  See the Bylaws; Article III; Section 2.

125.01 Attendance at Board Meetings - In accordance with Rule 130.00, members of the Board who are physically present at a meeting of the Board may adopt as the procedure of such meeting that, for quorum purposes or otherwise, any member not physically present but in continuous communication with such meeting shall be deemed to be present. Continuous communication shall exist only when, by telephonic device or otherwise, a member not physically present is able to communicate with each other member deemed present, and to participate in the proceedings of the meeting. 1977 (08/01/94)

         Regulation 125.01 will be repealed. See the Bylaws; Article III;
         Section 3.

125.02 Telephone Poll - The Board of Directors may be polled by telephone to vote on issues requiring action prior to the next regularly scheduled Board meeting and where the calling of a special meeting, in the opinion of the Chairman or the President, would be impractical. An attempt shall be made to contact each member of the Board. A telephone poll reaching twelve or more members of the Board shall be sufficient to constitute a quorum. The results of the poll shall be reported at the next physical meeting of the Board. (08/01/94)

         Regulation 125.02 will be REPEALED.

125.03 Recommendations of the Advisory Board of J.V. Management Inc. - If the Board considers action on any recommendation or report of the Advisory Board of J.V. Management Inc., it shall afford the Ceres Trading Limited Partnership advisers who also represent the Futures Industry Association on the Advisory Board an opportunity to present their views to the Board with respect to such matters. (08/01/94)

         Regulation 125.03 will be REPEALED.

126.00 Regular Meetings - The Board shall hold a regular meeting on the third Tuesday of each calendar month or at such other time as the Board may determine from time to time. If the day of the regular meeting is a holiday, the meeting shall be held the next business day. 64 (08/01/94)

         Rule 126.00 will be repealed.  See the Bylaws; Article III; Section 4.

127.00 Special Meetings - Special meetings of the Board may be called by the Chairman of the Board, and shall be called by the Secretary upon the written request of five Directors. The Secretary shall give at least one hour's notice of such meetings either by announcement on Change or by written notice. No business may be considered except that embraced in the call. 65 (08/01/94)

         Rule 127.00 will be repealed.  See the Bylaws; Article III; Section 5.

128.00 Absence - If any Director shall absent himself without an excuse from six consecutive regular meetings of the Board, his office may be declared vacant. 66 (08/01/94)

         Rule 128.00 will be repealed. See the Delaware NFP Charter; Exhibit B;
         Section 10.

129.00 Vacancies - If a vacancy occurs in any elective office due to death, resignation or other reason, such vacancy may be filled by a successor elected by the Board of Directors to serve from the meeting following his election until the next Annual Election or until his successor is elected and qualified. 71 (08/01/94)

         Rule 129.00 will be repealed. See the Delaware NFP Charter; Exhibit B;
         Section 11.

130.00 Rules of Order - Board meetings and members' meetings shall be conducted according to the established practices of parliamentary law. In case of dispute, Robert's Rules of Order shall govern. 67 (08/01/94)

         Rule 130.00 will be REPEALED.

131.00 Annual Report to Members - The Board, at each annual meeting of the members, shall make a complete report of all receipts and expenditures for the preceding year and an exhibit of the financial affairs, property, and general condition of the Association. 68 (08/01/94)

         Rule 131.00 will be repealed.  See the Bylaws; Article III; Section 7.

132.00 Regulations - The Board may adopt Regulations not in conflict with the Rules, which shall have the binding effect of Rules. The Board by majority vote also may delegate, to particular Committees as designated by the Board, specific authority to promulgate regulations. 70 (08/01/94)

          Rule 132.00 will be repealed. See the Delaware NFP Charter; Article Seventh and the Bylaws; Article I; Section 2.

133.00 Roll Call Votes by Board - A motion to order a roll call vote by the Board shall be deemed adopted if duly made by any present director. (01/01/97)

          Rule 133.00 will be repealed. See the Bylaws; Article III; Section 6.

135.00 Nomination of Public Directors - The names of all candidates for the Public Directors' Board positions shall be submitted to the Exchange's Nominating Committee. It will be the responsibility of the Committee to review the qualifications of the candidates and present to the Board of Directors the names of those candidates which the Committee believes are best qualified to serve on the Board. The Board will elect candidates from among those submitted by the Nominating Committee which the Board believes are best qualified to serve the Membership. (12/01/99)

          Rule 135.00 will be repealed. See the Delaware NFP Charter; Exhibit B;
          Section 5.

140.00 President - (1) The Board may elect a President of the Association, who shall be a non-member, by the affirmative vote of at least two-thirds of the full Board; (2) the Board is expressly authorized, by such affirmative vote (excluding the vote of the President), to fix the compensation of such President, to prescribe the duties to be performed by him and to prescribe a tenure of office which tenure shall be subject to termination for good cause or otherwise, by a vote of not less than two-thirds of the full Board; and (3) the Board is expressly authorized to delegate to the President full power to carry on the day-to-day activities of the Association, reserving to itself in such case the authority to review the activities of the President and to determine the policies of the Association. 74 (08/01/94)

          Rule 140.00 will be repealed. See the Delaware NFP Charter; Exhibit B;
          Section 3.

141.00 President's Duties - (1) The President shall be the Chief Executive Officer of the Association responsible to the Board for the management and administration of its business affairs; (2) he shall serve as chief liaison between the Association and the public, including federal, state and local government agencies; (3) he shall be a non-voting Director of the Association and a non-voting member of the Executive Committee and shall be included for purposes of determining whether a quorum of the Board of Directors or the Executive Committee is achieved; (4) he shall be an ex officio non-voting member of all appointed and special committees of the Association of which he is not a regular member; (5) he shall employ such subordinate administrative personnel as he may determine from time to time are required for the efficient management and operation of the Association, and shall establish the qualifications, duties and responsibilities of all subordinate administrative personnel; (6) subject to the approval of the Board, he shall fix the compensation, terms and conditions of employment of all subordinate administrative personnel, and may terminate the employment of such personnel; (7) he shall supervise the activities of the Departments of the Association; (8) he shall execute all contracts on behalf of the Association; (9) he shall not engage in any other business during his incumbency as President, nor shall he trade for his own account or for the account of others in any commodity which is traded on the Board of Trade of the City of Chicago; and (10) by his acceptance of the office of President, he shall be deemed to have agreed and he shall have agreed to uphold the Charter, Rules and Regulations of the Association. The Board may confer upon the President such other and additional rights and responsibilities as it may deem warranted; provided, however, that the Board shall not confer upon the President the power to formulate the policies of the Association or to take disciplinary action, arbitrate disputes or adjust claims against members except in his capacity as Director upon review of such matters. (12/01/99)

          Rule 141.00 will be repealed. See the Delaware NFP Charter; Exhibit B;
          Section 4.

142.00 Officers Other Than President - Following each Annual Election, the Board shall appoint such Vice Presidents as it may deem necessary or desirable for the efficient management and operation of the Association. The Executive Vice President and any other Vice Presidents shall be responsible to the President. The Board shall also appoint such other officers as may be necessary. The Board by Regulation, or otherwise, may prescribe duties, not inconsistent with these Rules, and fix the compensation of all such officers and they shall hold office during the will of the Board. 75 (08/01/94)

          Rule 142.00 will be repealed.  See the Bylaws; Article V; Section 3.

142.01 Bonding of Employees - The President, Secretary, Treasurer, and Assistant Treasurer shall be placed under bond of $50,000 each, premium to be paid out of the general funds of the Association; and such other employees of the Office of the Secretary, who handle funds of the Association, shall be bonded in the sum of $5,000 each, premiums to be paid out of the general funds of the Association. (08/01/94)

          Regulation 142.01will be repealed. See the Bylaws; Article V;
          Section 4.

143.00 Secretary - The Secretary shall perform such duties as may be delegated to him by the Board or the President. In addition he shall be charged with the following specific duties:

          (a) To take charge of the books, papers, and corporate seal of the Association;

          (b) To attend all meetings of the Association and the Board, and to keep official records thereof;

          (c) To attend, in person or by representative, all meetings of the Committees on Arbitration and Appeals, and to keep an official record of the proceedings thereof. He shall also give notice to such Committees when their services are required, issue the necessary notices and papers to parties, and deliver to the interested parties copies of all awards or findings;

          (d) To give notices when required of all Association and Board meetings;

          (e) To conduct the correspondence of the Association under the direction of the proper officers;

          (f) To furnish to the Chairman of every Special Committee a copy of the resolution whereby such Committee was created;

          (g) To post all notices which may be required to be posted upon the bulletin board;

          (h) To collect all money due the Association for assessments, fines, fees, and otherwise, and to pay the same to the Treasurer;

          (i)  To keep his office open during usual business hours;

          (j) To see that the rooms and property of the Association are kept in good order;

          (k) To attest, upon behalf of the Association, all contracts and other documents requiring authentication;

          (l) To issue to all inspectors, gaugers, weighers, and measurers, appointed by the Board, official certificates of their appointments under the seal of the Association;

          (m) To permit members to examine the records of the Association upon reasonable request;

          (n) To post on the bulletin board from time to time the names of all warehouses, the receipts of which are declared regular for delivery, and also, upon direction of the Board, to post any fact tending to impair the value of receipts issued by such warehouses;

          (o) To post the names of all securities admitted to or stricken from the list. 77 (08/01/94)

          Rule 143.00 will be repealed.  See the Bylaws; Article V; Section 5.

145.00 Treasurer - The Treasurer shall have general charge of all funds belonging to the Association, and shall be charged with the following specific duties:

          (a) The Treasurer shall receive from the Secretary deposit of funds belonging to the Association. Checks in amounts over $10,000 shall be signed by either the President, the Chief Financial Officer, the Treasurer, the Secretary or the Assistant Secretary and countersigned by the Chairman of the Board, a Vice Chairman of the Board or one of the three other elected members of the Executive Committee;

          (b) To make an annual report to the Association of all receipts and disbursements;

          (c) To keep all of his accounts in permanent books of account belonging to the Association, which books shall at all times be open to the examination of the Board or any committee thereof. 79 (04/01/98)

          Rule 145.00 will be repealed.  See the Bylaws; Article V; Section 7.

146.00 Assistant Treasurer - The Assistant Treasurer shall perform such duties as the Treasurer or the Board may require, and shall act as Treasurer in the absence or disability of the Treasurer. 80 (08/01/94)

          Rule 146.00 will be repealed.  See the Bylaws; Article V; Section 8.

182.00 Indemnification of Directors, Officers and Employees - Each person now or hereafter a Director, officer, committee member or employee of the

          Association, and his legal representatives, shall be indemnified by the Association against all liabilities, expenses, counsel fees and costs including costs or amounts of settlement, imposed upon or reasonably incurred by him or his estate in connection with or arising out of any claim, action, suit or proceeding to which he is or may be made a party by reason of his being or having been a Director, officer, committee member or employee of the Association (whether or not a Director, officer, committee member or employee at the time such expenses, costs, or liabilities are imposed upon or incurred by him), and any person who, at the request of such Association, served as Director or officer or committee member or employee of another corporation in which such Association owned corporate stock, and his legal representatives, shall in like manner be indemnified by the Association so requesting him to serve; subject, however, in either case, to the following: (a) he shall have no right of indemnification in respect of any matter as to which he is finally adjudged in any such action, suit or proceeding to have been derelict or guilty of gross negligence or willful misconduct in the performance of his duties as such Director, officer, committee member or employee; (b) if any such claim is settled before final judgement, or if in the adjudication of any such action, suit or proceeding there is included no finding in respect of any dereliction of duty or guilt of willful misconduct or gross negligence in the performance of duty on the part of such Director, officer, committee member or employee, he shall be entitled to indemnification only upon a determination in good faith by a majority of the whole Board of Directors that such claim, action, suit or proceeding did not arise by reason of the dereliction, gross negligence or willful misconduct of such Director, officer, committee member or employee in the performance of his duties as such; (c) no Director who shall or might have been a party to such claim, action, suit or proceeding, or who shall have or have had any financial interest adverse to the Association in respect thereof, shall participate in such determination; (d) if a majority of the Directors of the Association shall be ineligible so to participate, the Director, officer, committee member or employee seeking indemnification shall be entitled thereto only upon an opinion of counsel, who shall be selected by the Board in the manner designated by it and whose charges for such opinion shall be paid by the Association, that such Director, officer, committee member or employee has not been derelict or guilty of gross negligence or willful misconduct in the performance of his duties; and (e) the indemnification provided for in this Rule shall not extend to any liability of a Director, officer, committee member or employee of the Association, or other corporation in which the Association owns corporate stock, for counsel fees if the Association shall have been willing to furnish counsel of its own choice to defend such Director, officer, committee member or employee and in the judgement of the Board of Directors of the Association, or of counsel selected by the Board of Directors as provided in clause (d) above, there was no justification for such Director, officer, committee member or employee to engage counsel other than the counsel which the Board of Directors was willing to furnish. The right of indemnification herein provided shall not be exclusive of other rights to which any person may be entitled as a matter of law. 85 (08/01/94)

          Rule 182.00 will be repealed. See the Bylaws; Article VIII; Section 1.

183.00 Seal - The seal of the Association shall bear a figure of Justice with a ship in the distance surrounded with the corporate name of the Association. 600 (08/01/94)

          Rule 183.00 will be repealed.  See the Bylaws; Article VII; Section 2.

187.00 Exchange Defense Expenses - Any member or member firm who fails to prevail in a lawsuit or any other type of legal proceeding instituted by that member or member firm against the Exchange or any of its officers, directors, committee members, employees or agents must pay to the Exchange all reasonable expenses, including attorney's fees, incurred by the Exchange in the defense of such proceeding. (08/01/94)

          Rule 187.00 will be repealed. See the Bylaws; Article VIII; Section 7.

187.01 Assessment of Interest - Any member or member firm required to compensate the Exchange pursuant to Rule 187.00 shall be assessed interest on such amount at the rate of Prime plus 1%, which interest shall accrue from the date such amount was demanded in writing after the member or member firm failed to prevail in a lawsuit or any other type of legal proceeding against the Exchange. (10/01/97)

          Regulation 187.01 will be repealed.  See the Bylaws; Article VIII;
          Section 7.

216.00 Voting Rights - Associate Members will have the right to vote on all matters which are subject to a ballot vote among the general membership. The vote of each Associate Member shall count for 1/6th of the vote of a full member. Until surrendered for an Associate Membership, no one-eighth (1/8) or one-half (1/2) participations or multiples thereof, shall have any voting rights. 866 (08/01/94)

          Rule 216.00 will be repealed. See the Delaware NFP Charter; Exhibit A; Section 8.

                         AGREEMENT AND PLAN OF MERGER

     This Agreement and Plan of Merger (this "Agreement") is made and entered
                                              ---------
into as of May 16, 2000 by and between Delaware CBOT, Inc., a Delaware nonstock, not-for-profit corporation ("Delaware CBOT"), and the Board of Trade of the City
                             -------------
of Chicago, a membership association created by special act of the Illinois legislature ("CBOT"). Delaware CBOT and CBOT are referred to collectively
              ----
herein as the "Parties."  Capitalized terms used but not otherwise defined
               -------
herein shall have the meanings set forth in CBOT's Rules and Regulations in effect at and as of the Effective Time (as hereinafter defined).

     WHEREAS, the Board of Directors of CBOT (the "CBOT Board") has approved and
                                                   ----------
adopted a restructuring plan that includes, among other actions, the reincorporation of CBOT in Delaware as a nonstock, not-for-profit corporation organized under Delaware law;

     WHEREAS, CBOT, Delaware CBOT, and their respective boards of directors deem it advisable and in the best interests of each corporation and their respective members and membership interest holders to consummate the merger of CBOT with and into Delaware CBOT (the "Merger") as part of the initial step of the
                             ------
restructuring;

     WHEREAS, the CBOT Board and the board of directors of Delaware CBOT have each approved, adopted and authorized the Merger, this Agreement and their respective performance of their obligations hereunder;

     WHEREAS, the Parties intend that, subject to the terms and conditions hereof, CBOT will merge with and into Delaware CBOT in a transaction pursuant to which, among other things, each person or entity that held any membership interest, including without limitation, Full Memberships, Associate Memberships, COM Membership Interests, GIM Membership Interests and IDEM Membership Interests, immediately prior to the Merger shall hold the same type of membership interest in Delaware CBOT, the surviving corporation, immediately following the Merger subject to the Amended and Restated Certificate of Incorporation of Delaware CBOT, the Amended and Restated Bylaws of Delaware CBOT and the Regulations of Delaware CBOT, each as may be amended from time to time.

     NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties hereby agree as follows.

1.   Basic Transaction.
     -----------------

     A.   The Merger.  On the terms and subject to the conditions of this
          ----------
Agreement, CBOT and Delaware CBOT will consummate the Merger as of the Effective Time. Delaware CBOT shall be the corporation surviving the Merger (the "Surviving Corporation").
 ---------------------

     B.   The Closing.  The closing of the transactions contemplated by this
          -----------
Agreement (the "Closing") shall take place at the offices of Kirkland & Ellis,
                -------
200 East Randolph Drive, Chicago, Illinois, 60601, or at such other place as CBOT may determine, on such date and at such time as CBOT may determine (the "Closing Time"), which time shall be on or after the time at which all
 ------------
conditions of CBOT to consummate the transactions contemplated hereby are satisfied or waived by CBOT.

     C.   Actions at the Closing.  At the Closing, Delaware CBOT and CBOT will
          ----------------------
file (i) with the Secretary of State of the State of Illinois, appropriate Articles of Merger and (ii) with the Secretary of State of the State of Delaware, an appropriate Certificate of Merger.

     D.   Effect of Merger.
          ----------------

          (i)   General.  The Merger shall become effective as of such time (the
                -------
"Effective Time") as determined in accordance with applicable law, upon the
 --------------
filing of an appropriate Articles of Merger with the Illinois Secretary of State and the filing of an appropriate Certificate of Merger with the Delaware Secretary of State. The Merger shall have the effect set forth in Section
111.50 of the Illinois Not for Profit Corporation Act of 1986, as amended (the "NFP Act"), and Section 259 of the Delaware General Corporation Law, as amended
--------
(the "DGCL").  The Surviving Corporation may, at any time from and after the
      ----
Effective Time, take any action (including executing and delivering any document) in the name and on behalf of either Delaware CBOT or CBOT in order to carry out and effectuate the transactions contemplated by this Agreement.

          (ii)  Certificate of Incorporation.  At the Effective Time, the
                ----------------------------
Certificate of Incorporation of Delaware CBOT shall be amended and restated in its entirety as set forth in Exhibit A attached hereto, and, as amended and
                             ---------
restated, the Certificate of Incorporation of Delaware CBOT shall be the Certificate of Incorporation of the Surviving Corporation (the "Delaware CBOT
                                                                -------------
Charter").
-------

          (iii) Bylaws.  At the Effective Time, the Bylaws of Delaware CBOT
                ------
shall be amended and restated in their entirety as set forth in Exhibit B
                                                                ---------
attached hereto, and, as amended and restated, the Bylaws of Delaware CBOT shall be the Bylaws of the Surviving Corporation (the "Delaware CBOT Bylaws").
                                                 --------------------

          (iv)  Regulations.  At the Effective Time, the Regulations and
                -----------
Interpretations of CBOT shall be the Regulations and Interpretations, respectively, of the Surviving Corporation, subject to the provisions of the Delaware CBOT Charter and the Delaware CBOT Bylaws (together, the "Delaware CBOT
                                                                   -------------
Regulations")
-----------

          (v)   Name.  At the Effective Time, the name of the Surviving
                ----
Corporation shall be the "Board of Trade of the City of Chicago, Inc." as set forth in the Delaware CBOT Charter.

          (vi)  Directors and Officers.  At the Effective Time, the directors
                ----------------------
and the officers of CBOT in office immediately prior to the Effective Time shall become the directors and officers of the Surviving Corporation and shall, in such capacity retain their respective positions and terms of office and tenures held thereby immediately prior to the Effective Time.

          (vii) Conversion of CBOT Membership Interests.  At the Effective Time,
                ----------------------------------------
(A) each Full Membership of CBOT shall be converted into a Full Membership of the Surviving Corporation, (B) each Associate Membership of CBOT shall be converted into an Associate Membership of the Surviving Corporation, (C) each COM Membership Interest of CBOT shall be converted into a COM Membership Interest in the Surviving Corporation, (D) each GIM Membership Interest of CBOT shall be converted into a GIM Membership Interest of the Surviving Corporation and (E) each IDEM Membership Interest of CBOT shall be converted into an IDEM Membership Interest of the Surviving Corporation, each having all of the rights, duties and obligations, including trading rights and privileges, as provided in the Delaware CBOT Charter, the Delaware CBOT Bylaws and the Delaware CBOT Regulations. No Full Membership, Associate Membership, COM Membership Interest, GIM Membership Interest and IDEM Membership Interest of CBOT shall be deemed to be outstanding or to have any rights under this Agreement other than those set forth above in this Section I(D)(vii) from and after the Effective Time.
                    -----------------

II.  Conditions to CBOT's Obligation to Close.  The obligation of CBOT to
     ----------------------------------------
consummate the transactions contemplated hereby is subject to satisfaction of the following conditions:

     A. this Agreement and the Merger shall have been approved by (A) two-thirds (2/3) of the votes of the members of the Board of Directors of Delaware CBOT and (B) two-thirds (2/3) of the votes of the members of CBOT present and voted either in person or by proxy at a special meeting of the members held for the purpose of considering the Merger in accordance with applicable law ("Member
                                                                          ------
Approval"),
--------

     B. CBOT shall be governed by the Illinois General Not For Profit Corporation Act of 1986, as amended,

     C. CBOT shall not have determined that consummation of the Merger is not in the best interests of CBOT and its members and fair to each class of CBOT Membership,

     D. the Parties shall have received all required authorizations, consents and approvals with respect to the Merger of all governmental agencies to which CBOT and Delaware CBOT are subject, including, without limitation, the Commodity Futures Trading Commission, and

     E. no temporary restraining order, preliminary or permanent injunction or other order or decree that prevents the consummation of any of the transactions contemplated by this Agreement shall have been issued and remain in effect immediately prior to the Closing Time.

III. Termination.
     -----------

     A.   Termination of Agreement.  CBOT may terminate this Agreement (with
          ------------------------
prior authorization of the CBOT Board, if applicable, whether before or after receipt of Member Approval to consummate the Merger) as provided below:

          (i) CBOT may terminate this Agreement by giving written notice to Delaware CBOT in the event the Merger fails to receive Member Approval,

          (ii) CBOT may terminate this Agreement by giving written notice to Delaware CBOT at any time prior to the Effective Time in the event the CBOT Board determines that consummation of the Merger is not in the best interests of CBOT and its members and fair to each class of CBOT Members, and

          (iii) CBOT may terminate this Agreement by giving written notice to Delaware CBOT at any time prior to the Effective Time in the event the CBOT Board determines that the consummation of any of the transactions contemplated by this Agreement may be prevented by a temporary restraining order, preliminary or permanent injunction or other order or decree.

     B.   Effect of Termination.  If CBOT terminates this Agreement pursuant to
          ---------------------
Section III (A) above, all rights and obligations of the Parties shall terminate without any liability of any party to any other party.

IV.  Miscellaneous.
     -------------

     A.   No Third Party Beneficiaries.  This Agreement shall not confer any
          ----------------------------
rights or remedies upon any person or entity other than the Parties and their respective successors and permitted assigns.

     B.   Entire Agreement.  This Agreement (including the documents referred to
          ----------------
herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

     C.   Succession and Assignment.  This Agreement shall be binding upon and
          -------------------------
inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

     D.   Counterparts.  This Agreement may be executed in one or more
          ------------
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     E.   Headings.  The section headings contained in this Agreement are
          --------
inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

     F.   Governing Law.  This Agreement shall be governed by and construed in
          -------------
accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

     G.   Amendments and Waivers.  The Parties may mutually amend any provision
          ----------------------
of this Agreement at any time prior to the Effective Time with the prior authorization of their respective boards of directors; provided, however, that
                                                       -----------------
any amendment effected subsequent to Member Approval will be subject to the restrictions contained in the NFP Act and the DGCL. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by both of the Parties. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     H.   Severability.  Any term or provision of this Agreement that is invalid
          ------------
or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     I.   Construction.  Any reference to any federal, state, local, or foreign
          ------------
statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context otherwise requires. The word "including" shall mean including without limitation.

     J.   Further Assurances.  From time to time, as and when requested by
          ------------------
either Party hereto, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, which documents, instruments or actions are consistent with, and customary and necessary for, the consummation of the transactions contemplated by this Agreement.

     J.   Incorporation of Exhibits and Schedules.  The Exhibits identified in
          ---------------------------------------
this Agreement are incorporated herein by reference and made a part hereof.

                              *     *     *     *

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.


                                   DELAWARE CBOT, INC.


                                   By:  /s/ David P. Brennan
                                        --------------------
                                        David P. Brennan
                                        Chief Executive Officer and
                                        Chairman of the Board

                                   BOARD OF TRADE OF THE CITY OF CHICAGO


                                   By:   /s/ Dennis A. Dutterer
                                         ----------------------
                                         Dennis A. Dutterer
                                         President and Chief Executive Officer

           The footnotes are provided for informational purposes and will be deleted from the final document.


                             AMENDED AND RESTATED
                         CERTIFICATE OF INCORPORATION

                                      OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


          FIRST:  The name of the corporation is Board of Trade of the City of
          -----
Chicago, Inc. (hereinafter referred to as the "Corporation").

          SECOND:  The address of the registered office of the Corporation in
          ------
the State of Delaware is 9 East Loockerman Street, in the City of Dover, County of Kent, Delaware 19901. The name of the registered agent of the Corporation at such address is National Registered Agents, Inc.

          THIRD:  The nature of the business or purposes to be conducted or
          -----
promoted by the Corporation are:

          (a) to maintain a commercial exchange; to promote uniformity in the customs and usages of merchants; to inculcate principles of justice and equity in trade; to facilitate the speedy adjustment of business disputes; to acquire and disseminate valuable commercial and economic information; and, generally, to secure to its members the benefits of cooperation in the furtherance of their legitimate pursuits/1/; and

          (b) to engage in any other lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

          FOURTH:  The Corporation is not for profit and shall have no authority
          ------
to issue capital stock. Any amendment, alteration or repeal of this Article FOURTH shall require the approval of the Board of Directors and the affirmative vote of the members in accordance with Exhibit A to this Amended and Restated
                                       ---------
Certificate of Incorporation (including all exhibits, the "Certificate of Incorporation"), which exhibit shall be a part hereof.

          FIFTH:  The terms and conditions of membership in the Corporation,
          -----
including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided in or pursuant to this Certificate of Incorporation, Exhibit A hereto and the bylaws
                                               ---------
of

________________
/1/ Taken from the Preamble to the current Rules and Regulations of CBOT.

the Corporation (including all provisions incorporated therein by reference, the "Bylaws"). Each person or entity that held any membership or other interest in the Board of Trade of the City of Chicago, an Illinois not-for-profit corporation ("Old CBOT"), immediately prior to the merger of Old CBOT with and into the Corporation (the "Merger"), shall hold such membership or other interest in the Corporation immediately following the Merger, subject to this Certificate of Incorporation and the Bylaws, Rules and Regulations (each as hereinafter defined) of the Corporation.

          This Certificate of Incorporation and the Bylaws may be amended from time to time to provide for one or more additional classes of members, membership or other interests, with such terms and conditions, including, without limitation, rights and obligations, including trading rights and privileges, voting rights (or no voting rights), and other qualifications and powers, some or all of which may vary as between classes, as may be provided for herein or in the Bylaws. Any such amendment to this Certificate of Incorporation shall require the approval of the Board of Directors and the affirmative vote of the members in accordance with Exhibit A hereto.
                                                   ---------

          SIXTH:  The business and affairs of the Corporation shall be managed
          -----
by or under the direction of a governing body to be known as the Board of Directors. The Board of Directors shall be comprised of the following twenty-seven members (all of whom may be referred to hereinafter as "Directors"):

          (a)  the Chairman of the Board;

          (b)  the First Vice Chairman of the Board;

          (c)  the Second Vice Chairman of the Board;

          (d) the President of the Corporation (who shall be a non-voting Director);

          (e) fifteen elected Directors who shall be Full Members of the Corporation and of whom at least three shall be nonresident (defined for purposes of this provision as a person whose ordinary place of business or occupation is located more than fifty miles from the Court House of Cook County, Illinois);

          (f)  five non-member Directors; and

          (g) three Directors who shall be Associate Members of the Corporation./2/

_____________________
/2/ Rule 120.00.

          The terms of office of such Directors, the manner of their nomination, election or appointment, and other terms and conditions of their service shall be as provided herein and in Exhibit B to this Certificate of Incorporation,
                             ---------
which exhibit shall be a part hereof, and in the Bylaws.

          SEVENTH:  The Corporation shall have Bylaws, which shall include the
          -------
Rules of the Corporation (the "Rules"), relating to the business of the Corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its members and other interest holders, Directors, officers, employees, agents or other persons having dealings with the Corporation. The Rules shall be set forth in, or incorporated by reference into, the Bylaws and shall be a part thereof. The Bylaws and the Rules may be adopted, amended or repealed by the membership in the manner provided in this Certificate of Incorporation and Exhibit A hereto. The Board of Directors may adopt, amend or
                  ---------
repeal Regulations of the Corporation (the "Regulations") not in conflict with the Rules, which shall have the binding effect of Rules. By majority vote, the Board of Directors may delegate, to particular committees as designated by the Board, the power to adopt, amend or repeal Regulations./3/ Applicants for membership and any person or entity holding any membership or other interest in the Corporation shall be required to sign a written agreement to observe and be bound by this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time./4/

          EIGHTH:  Any person or entity holding any membership or other interest
          ------
in the Corporation shall hold such membership or interest subject to this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time, and shall be required to comply with all requirements hereof and thereof, including, without limitation, the requirements relating to proceeds of membership set forth in Rule 252.00 (as the same may be amended from time to time).

          NINTH:  The Merger of Old CBOT with and into this Corporation shall
          -----
have no effect on any rights related to the Chicago Board Options Exchange, Incorporated, including, without limitation, the rights provided in Rule 210.00 (as the same may be amended from time to time), held by any person or entity holding any membership or other interest in the Corporation.

          TENTH:  A Director of the Corporation shall not be personally liable
          -----
to the Corporation or its members for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the duty of loyalty to the Corporation or its members, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the DGCL, or (iv) for any transaction from which such Director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or members of the governing body of a non-stock corporation, then the liability of such Director shall be

_________________________
/3/  Rule 132.00.

/4/  Rule 205.00.

eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a Director existing at the time of such repeal or modification. For purposes of this Article, the term "Director" shall, to the fullest extent permitted by the DGCL, include any person who, pursuant to this Certificate of Incorporation, is authorized to exercise or perform any of the powers or duties otherwise conferred upon a board of directors by the DGCL.

          ELEVENTH:  The provisions of this Certificate of Incorporation may be
          --------
amended, altered or repealed from time to time in accordance with Delaware law, provided that any such amendment, alteration or repeal must be approved by the membership in the manner set forth herein and in Exhibit A hereto.
                                                 ---------

                                   EXHIBIT A

                                  MEMBERSHIP
                                  ----------

          The rights of members and other interest holders in the Corporation shall be subject to the following provisions:

          Section 1.  Terms and Conditions of Membership.  The terms and
          ---------   ----------------------------------
conditions of membership in the Corporation, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided in the Certificate of Incorporation and this Exhibit A, and in the Bylaws, Rules and Regulations of the Corporation, as
     ---------
each may be amended from time to time.

          Section 2.  Election Procedures./1/ Members shall vote to elect
          ---------   -------------------
persons to serve on the Board of Directors and Nominating Committee as follows. The election of such persons shall be in charge of tellers appointed by the Chairman of the Board. If the Chairman of the Board appoints as teller a non-member employee of a member, the member shall require such employee to serve as teller upon the established terms. All votes shall be cast by secret ballot. No member shall vote who is not in good standing with the Corporation. Members may vote by mail in the annual election of Directors (the "Annual Election") in the manner prescribed in Section 4 of this Exhibit A. The portions of ballots on
                     ---------         ---------
which votes are cast for Directors and on which votes are cast for the Nominating Committee shall be rejected unless such portions are marked for a full ticket. The tellers shall receive the ballots and place the same in the ballot box, and shall keep a list of the members voting. After the election, the tellers shall count the ballots and report to the Chairman of the Board the names of the persons elected. The ballots shall be preserved for one month, and, upon request of any interested party, the Board may verify the correctness of the returns.

          Section 3.  Vote Necessary./2/ The vote required at the Annual
          ---------   --------------
Election for the choice of elective offices shall be as specified in this Section.

          (a) Chairman, First Vice Chairman and Second Vice Chairman of the Board. A majority of all votes cast shall be necessary to elect a Chairman of the Board and to elect a First Vice Chairman and to elect a Second Vice Chairman. If no candidate received a majority vote for Chairman of the Board or for First Vice Chairman or for Second Vice Chairman at the Annual

___________________
/1/ Rule 103.00, with modifications necessary to implement proxy voting (which previously had been prohibited under Rule 103.00) under the DGCL and to substantially replicate, in all material respects, certain of the voting procedures associated with the petition process.

/2/  Rule 104.00.

Election, another ballot shall be taken fifteen days later; and if again there shall be a failure to elect, a third ballot shall be taken on the fifteenth following day, when a plurality shall elect.

          (b) Directors. A plurality of votes shall elect the Directors who are required to be Full Members of the Corporation; provided, however, that if none of the candidates for such offices receiving a plurality of votes is a non-resident member, the non-resident candidate receiving the largest vote as among all non-resident candidates shall be elected Director, in lieu of the resident candidate receiving the lowest winning plurality. A plurality of votes shall elect the Directors who are required to be Associate Members of the Corporation.

          (c) Other Elective Offices. For all other elective offices, a plurality of votes shall elect.

          Section 4. Voting by Mail./3/ At the Annual Election and at all
          ---------   -------------
balloting on propositions submitted to a vote of the members, members may vote by mail by delivering a proxy to the Secretary of the Corporation, or any other person or persons designated by the Board of Directors for these purposes (collectively, the "Proxy"), in the manner hereafter provided. At least ten days prior to the balloting, the Proxy shall send to each member (1) a proxy ballot (a "Proxy Ballot") with which the member can appoint the Proxy as proxy and direct the Proxy how to vote; and (2) a copy of the proposition(s) on which a vote is to be taken. Any member who so desires may mark and execute the Proxy Ballot and deliver or mail it to the Proxy. The Proxy shall deliver all such Proxy Ballots to the tellers in charge of the balloting, and the tellers shall indicate which members have submitted Proxy Ballots. The Proxy shall cast one or more ballots to vote, as proxy, as directed in the Proxy Ballots. No ballots received after the polls have closed shall be counted.

          The latest dated Proxy Ballot of a given member delivered or received by mail shall be the Proxy Ballot followed by the Proxy with respect to such member. A member can revoke a Proxy Ballot by voting in person.

          Section 5.  Amendment of Bylaws./4/  New Bylaws and Rules may be
          ---------   -------------------
adopted and existing Bylaws and Rules may be amended or repealed by the membership. Proposed amendments may be recommended by the Board of Directors and, upon such recommendation, the Chairman of the Board shall call for a special meeting of the membership to be held not less than ten days or more than sixty days after the proposed amendment shall have been posted upon the bulletin board (which shall not be later than the date Proxy Ballots are sent to each member) and notice thereof shall have been sent to the members. All votes shall be cast by Proxy Ballot pursuant to Section 4 of this Exhibit A or otherwise in
                                    ---------         ---------
person or by proxy. For such proposed amendment to be approved, at least 300 votes must be cast, with at least a majority of such votes

_______________________
/3/ Rule 105.00, with such modifications necessary to accommodate provisions of the DGCL related to proxy voting.

/4/ Rule 107.00, with such modifications necessary to accommodate provisions of the DGCL related to special meetings and proxy voting.

being cast in favor of the amendment; if less than 300 votes are cast, such proposal shall be resubmitted to the membership in accordance with the procedures set forth in this Section 5 of this Exhibit A. If twenty-five members
                             ---------         ---------
or more petition for a special meeting for the purpose of voting upon any proposed amendment, the Board of Directors, within thirty days or at the next regular Board of Directors meeting, whichever is sooner, shall either approve and recommend the proposed amendment and call for a special meeting to vote upon such amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, one hundred members or more petition for a special meeting for the purpose of voting upon such proposed amendment, a special meeting shall be called for in accordance with the procedures set forth in this Section 5 of this Exhibit A as though the proposed amendment had been
        ---------         ---------
recommended by the Board of Directors.

A petition for a special meeting for the purpose of voting upon an amendment which in the opinion of the Board of Directors involves the same or substantially the same subject matter as has been submitted to a vote of the membership at a special meeting at which at least 300 votes were cast at any time within the twelve months immediately preceding the receipt of such petition by the Board of Directors shall require the signatures of at least one hundred members. The Board of Directors shall within thirty days or at the next regular Board of Directors meeting, whichever is sooner, either approve and recommend the proposed amendment and call for a special meeting to vote upon such amendment, or report to the petitioners the reason for its disapproval. If, within thirty days after such disapproval, two hundred and fifty members or more petition for a special meeting for the purpose of voting upon such proposed amendment, a special meeting shall be called for in like manner as though the proposed amendment had been recommended by the Board of Directors and, for such amendment to be approved, at least 300 votes must be cast, with at least two-thirds of such votes being cast in favor of such amendment.

Every petition for amendment shall be signed and dated by each petitioning member. It shall be considered an act detrimental to the welfare of the Corporation for any member to sign a petition for a special meeting for the purpose of a vote on an amendment despite disapproval of such amendment by the Board of Directors unless and until the Board of Directors shall actually have disapproved submission of such amendment.

          Section 6.  Amendment of Amendment of Bylaws./5/  During the period of
          ---------   --------------------------------
posting of an amendment in accordance with Section 5 of this Exhibit A, such
                                           ---------         ---------
amendment may be amended at a special meeting held for that purpose if the amendment to the proposed amendment is approved in a vote of the membership in which at least 300 votes are cast and at least a majority of such votes are cast in favor of the amendment to the proposed amendment. If the proposed amendment is thus amended, the amended amendment shall then be posted for at least ten days before submission to the membership for vote at a special meeting.

____________________
/5/ Rule 108.00, with such modifications necessary to accommodate provisions of the DGCL related to special meetings and proxy voting.

          Section 7.  Other Propositions For Vote By Members./6/ Any proposition
          ---------   --------------------------------------
which the Board of Directors orders submitted to a vote of the members may be so submitted in accordance with the provisions of this Section 7 of this Exhibit A,
                                                    ---------         ---------
unless provision for such a submission is specifically provided by some other provision of the Certificate of Incorporation or Bylaws. Such a proposition may be an amendment to the Corporation's Certificate of Incorporation, or may be any other proposition which by law or by the Bylaws or by the Regulations or by order of the Board of Directors for any other reason is required to be so submitted to a vote of the members. Any number of propositions not exceeding five may be submitted concurrently to such a vote of the members.

          In submitting any proposition to a vote of the members, the Board of Directors shall adopt a resolution setting forth such proposition, recommending its adoption and ordering it to be submitted to a vote at a special meeting of the members. Thereupon, the Chairman of the Board shall cause such proposition to be posted upon the bulletin board of the Corporation and shall call for a special meeting upon the proposition on a day to be fixed by the Chairman of the Board, which shall not be less than ten days or more than sixty days after the proposition shall have been posted upon the bulletin board. A notice of the date and time of such special meeting shall be given by mail to each member at least ten days in advance of the date upon which such vote is to be taken. Such notice may be accompanied by a letter from the Chairman of the Board in such form and with such content as the Board of Directors shall approve. A form of Proxy Ballot setting forth the proposition(s) to be voted upon and providing an appropriate space for use by the member in voting "for" or "against" the proposition shall be supplied to each member.

          Any such proposition thus submitted to a vote of the members shall be deemed adopted if at least 300 votes shall have been cast in the special meeting and a majority of the votes thus cast shall have been in favor of the adoption of the proposition.

          Section 8. Voting Rights./7/  Each Full Member shall be entitled to
          ---------   -------------
one vote on all matters that are subject to a vote of the general membership. Each Associate Member shall be entitled to one-sixth (1/6) of one vote on all matters that are subject to a vote of the general membership. Until surrendered for an Associate Membership, no one-half (1/2) participations or multiples thereof, shall have any voting rights. In addition, except as otherwise provided herein, no other Member or Membership Interest holder (as defined in the Rules) shall have any voting rights.

__________________
/6/ Rule 109.00, with such modifications necessary to accommodate provisions of the DGCL related to special meetings and proxy voting.

/7/ Rule 216.00, with clarifications regarding the voting power of Full Members and other members.

                                   EXHIBIT B

                              BOARD OF DIRECTORS
                              ------------------

          The Board of Directors shall be subject to the provisions set forth below:

          Section 1.  Chairman of the Board./1/  The Chairman of the Board shall
          ---------   ---------------------
be the presiding officer of all membership and Board meetings and shall exercise such powers and perform such duties as generally appertain to that office. Subject to the approval of the Board, he may appoint special committees and all other committees where the method of appointment is not otherwise provided for, and may temporarily fill any vacancy in any appointive office other than Non-Member Director.

          Section 2.  First Vice Chairman and Second Vice Chairman./2/ The First
          ---------   --------------------------------------------
Vice Chairman of the Board ("First Vice Chairman") shall perform the duties of the Chairman of the Board in his absence or disability. In the absence or disability of the Chairman of the Board and the First Vice Chairman, the Second Vice Chairman of the Board ("Second Vice Chairman") shall perform the duties of the Chairman of the Board. In the absence or disability of the Chairman of the Board and the First Vice Chairman and the Second Vice Chairman, the Board may choose temporarily an Acting Chairman of the Board.

          Section 3.  President./3/  (1) The Board may elect a President of the
          ---------   ---------
Corporation, who shall be a non-member, by the affirmative vote of at least two-thirds of the full Board; (2) the Board is expressly authorized, by such affirmative vote, to fix the compensation of such President, to prescribe the duties to be performed by him and to prescribe a tenure of office which tenure shall be subject to termination for good cause or otherwise, by a vote of not less than two-thirds of the full Board; and (3) the Board is expressly authorized to delegate to the President full power to carry on the day-to-day activities of the Corporation, reserving to itself in such case the authority to review the activities of the President and to determine the policies of the Corporation.

          Section 4.  President's Duties./4/  (1) The President shall be the
          ---------   ------------------
Chief Executive Officer of the Corporation responsible to the Board for the management and administration of its business affairs; (2) he shall serve as chief liaison between the Corporation and the public, including federal, state and local government agencies; (3) he shall be a non-voting Director of the Corporation and a non-voting member of the Executive Committee and shall be included for purposes of determining whether a quorum of the Board of Directors or the Executive
______________________
/1/  Rule 121.00.

/2/  Rule 122.00.

/3/  Rule 140.00.

/4/  Rule 141.00.

Committee is achieved; (4) he shall be an ex officio non-voting member of all appointed and special committees of the Corporation of which he is not a regular member; (5) he shall employ such subordinate administrative personnel as he may determine from time to time are required for the efficient management and operation of the Corporation, and shall establish the qualifications, duties and responsibilities of all subordinate administrative personnel; (6) subject to the approval of the Board, he shall fix the compensation, terms and conditions of employment of all subordinate administrative personnel, and may terminate the employment of such personnel; (7) he shall supervise the activities of the Departments of the Corporation; (8) he shall execute all contracts on behalf of the Corporation; (9) he shall not engage in any other business during his incumbency as President, nor shall he trade for his own account or for the account of others in any commodity which is traded on the Board of Trade of the City of Chicago; and (10) by his acceptance of the office of President, he shall be deemed to have agreed and he shall have agreed to uphold the Certificate of Incorporation and Bylaws, and the Rules, Regulations and Interpretations, of the Corporation. The Board may confer upon the President such other and additional rights and responsibilities as it may deem warranted; provided, however, that the Board shall not confer upon the President the power to formulate the policies of the Corporation or to take disciplinary action, arbitrate disputes or adjust claims against members except in his capacity as Director upon review of such matters.

          Section 5.  Tenure of Office./5/
          ---------   ----------------

          (a) The Chairman of the Board and the First Vice Chairman of the Board shall hold office for two years. The Second Vice Chairman of the Board shall hold office for one year initially and for two years thereafter as provided in Section 7 of this Exhibit B. The elected Directors shall hold office
            ---------         ---------
for three years. In addition, non-member Directors shall be nominated and appointed pursuant to Section 5(d) of this Exhibit B. For the term of office
                      ------------         ---------
beginning in 2001 and for the term beginning each fourth year thereafter, two non-member Directors shall be nominated and approved pursuant to Section 5(d) of
                                                                 ------------
this Exhibit B. The non-member Director(s) who will begin a new term in the next
     ---------
succeeding year will be nominated an appointed no sooner than the November Regular Board meeting and no later than the last business day of the year which precedes the commencement of the new term. Each non-member Director shall hold office for four years. All Officers and Directors thus elected or appointed shall take office on the first business day in January following the Annual Election and shall hold over in office until their respective successors are qualified after election or appointment.

          (b) If a vacancy occurs in the office of non-member Director, such vacancy will be filled by a successor nominated and approved pursuant to Section
                                                                         -------
5(d) of this Exhibit B. The successor non-member Director will take office at
----         ---------
the meeting following approval and shall hold office for the remainder of the applicable four-year term.

_____________________
/5/  Rule 123.00 and Rule 135.00.

          (c) Beginning with the candidates elected at the First Annual Election following the adoption of the provisions set forth in Section 5(c) of
                                                               ------------
this Exhibit B, no member shall be elected by the Members of the Exchange to
     ---------
more than:

          -  Three consecutive two-year terms as Chairman of the Board; or

          - Three consecutive two-year terms as First Vice Chairman of the Board; or

          - Three consecutive two-year terms as Second Vice Chairman of the Board; or

          -  Two consecutive three-year terms as elected Director.

          (d) The names of all candidates for the non-member Directors' positions shall be submitted to the Corporation's Nominating Committee. It will be the responsibility of the Nominating Committee to review the qualifications of the candidates and present to the Board of Directors the names of those candidates which the Committee believes are best qualified to serve on the Board of Directors. The Board of Directors will elect candidates from among those submitted by the Nominating Committee which the Board of Directors believes are best qualified to serve the Membership.

The foregoing term limits shall apply separately and distinctly to each of the specified elective office (i.e. - Chairman of the Board, First Vice Chairman of the Board, Second Vice Chairman of the Board, and elected Director). A member who has reached a consecutive term limit in any one of the specified elective offices shall not thereby be ineligible for election to any other elective office on the Board.

          Section 6.  Qualifications for Elective Officer./6/
          ---------   -----------------------------------

          (a) No person shall be a candidate for a non-resident Full Member Directorship as defined in Article SIXTH of the Certificate of Incorporation unless that person:

          - Has been a Full Member for at least three months immediately preceding the deadline for petition candidacy as specified in the Bylaws;

          - Remains a Full Member thereafter through and including his election; and

          -    Has prior experience in the futures industry.

_______________________
/6/  Rule 124.00.

          (b) No person shall be a candidate for any other Directorship required to be filled by a Full Member unless that person is a Full Member at the time of standing for election and has been a Full Member or Associate Member of the Exchange for at least one year next preceding his election.

          (c) No person shall be a candidate for any other elective office required to be filled by a Full Member who shall not have been a Full Member of the Exchange for at least one year next preceding his election; nor shall any person be a candidate for an elective office required to be filled by an Associate Member who shall not have been an Associate Member of the Exchange for at least one year next preceding his election.

          Section 7.  Elective Officers./7/
          ---------   -----------------

          (a) At the first Annual Election following the adoption of the amendments to the provisions of the Certificate of Incorporation, the Bylaws, the Rules and Regulations which establish a two-year term of office for the Chairman of the Board, the Members of the Exchange shall elect as an officer a Chairman of the Board. At every second Annual Election thereafter the Members of the Exchange shall elect as an officer a Chairman of the Board. The First Vice Chairman and the Second Vice Chairman shall be elected by the Members of the Exchange as follows. At the First Annual Election following the adoption of the amendments to the provisions of the Certificate of Incorporation, the Bylaws, the Rules and Regulations which establish two-year staggered terms of office for the First Vice Chairman and the Second Vice Chairman, the Members of the Exchange shall elect as officers a First Vice Chairman for a two-year term and a Second Vice Chairman for a one-year term. At alternating Annual Elections thereafter, the Members of the Exchange shall elect as an officer, for a two-year term, either a Second Vice Chairman or a First Vice Chairman as applicable.

The following officers shall be elected at each Annual Election by the Members of the Exchange: five Directors who shall be Full Members (including at least one non-resident as defined in Article SIXTH of the Certificate of Incorporation), two members of the Nominating Committee, except as provided in paragraph (b), and one Director who shall be an Associate Member. All such officers shall be Full Members of the Corporation and shall remain as such throughout their terms with the exception of those Directors and officers required to be Associate Members, who shall be Associate Members of the Corporation and shall remain as such through their terms, except as provided in paragraph (c), and who shall not be non-resident members as defined in Article SIXTH of the Certificate of Incorporation. All of the aforesaid officers shall be referred to as the "elective officers."

__________________________
/7/  Rule 101.00.

          (b) At the first Annual Election following the adoption of the provisions of the Certificate of Incorporation, the Bylaws, the Rules and Regulations which provide for the election of an Associate Member to a three-year term on the Nominating Committee, the Members of the Exchange shall elect one such Associate Member to a three-year term on the Nominating Committee. On every third election thereafter, the Members of the Exchange shall elect one Associate Member to the Nominating Committee.

          (c) An Associate Member Director who has completed at least one and one-half years of his/her current term of office may continue in that office of Director for the remainder of that term provided that such Director continuously remains either an Associate Member of the Corporation or a Full Member of the Corporation.

          Section 8.  Eligibility for Elective Office./8/  Individual delegates
          ---------   -------------------------------
of Full or Associate Membership who do not hold in their own name an undelegated Full or Associate Membership are not eligible to be an elective officer as defined in Section 7 of this Exhibit B.
           ---------         ---------

          Section 9.  Eligibility of Member-Delegators./9/  Full and Associate
          ---------   --------------------------------
members shall not be ineligible for elective office or for committee appointments based on their having delegated their Full or Associate memberships.

          Section 10. Absence./10/  If any Director shall absent himself without
          ----------  -------
an excuse from six consecutive regular meetings of the Board, his office may be declared vacant.

          Section 11. Vacancies./11/  If a vacancy occurs in any elective office
          ----------  ---------
due to death, resignation or other reason, such vacancy may be filled by a successor elected by the Board of Directors to serve from the meeting following his election until the next Annual Election or until his successor is elected and qualified.

          Section 12. Continuation of Old CBOT Board. The persons serving on the
          ----------  ------------------------------
Board of Directors of Old CBOT immediately prior to the Merger of Old CBOT with and into the Corporation shall, at the effective time thereof, become the directors of this Corporation and shall serve, in such capacity, for the term and tenure they were serving on the Board of Directors of Old CBOT and in accordance with this Exhibit B. As applicable, all references in this Exhibit B
                     ---------                                         ---------
and elsewhere in the Certificate of Incorporation to dates, actions, terms, tenures or other time periods relating to service on the Board of Directors of the Corporation and other matters shall be deemed to correspond to such dates, actions, times, tenures or other time periods applicable to Old CBOT immediately prior to the Merger.

___________________________
/8/  Regulation 101.01.

/9/  Rule 112.00.

/10/ Rule 128.00.

/11/ Rule 129.00.

           The footnotes are provided for informational purposes and will be deleted from the final document.


                             AMENDED AND RESTATED
                                    BYLAWS

                                      OF

                  BOARD OF TRADE OF THE CITY OF CHICAGO, INC.


                       ARTICLE I - RULES AND REGULATIONS
                       ---------   ---------------------

          Section 1.  Incorporation of Rules.
          ---------   ----------------------

          In accordance with the Amended and Restated Certificate of Incorporation (including all exhibits, the "Certificate of Incorporation") of the Board of Trade of the City of Chicago, Inc. (the "Corporation"), the Rules of the Corporation (the "Rules"), as they may be amended from time to time, are hereby incorporated by reference into and made part of these Bylaws. The Bylaws and Rules may be adopted, amended or repealed by the membership in the manner provided in the Certificate of Incorporation and Exhibit A thereto.
                                                 ---------

          Section 2.  Regulations.
          ---------   -----------

          The Board of Directors may adopt, amend or repeal Regulations of the Corporation (the "Regulations") not in conflict with the Rules, which shall have the binding effect of Rules. By majority vote, the Board of Directors may delegate, to particular committees as designated by the Board, the power to adopt, amend or repeal Regulations./1/ Applicants for membership and any person or entity holding any membership or other interest in the Corporation shall be required to sign a written agreement to observe and be bound by this Certificate of Incorporation and the Bylaws, Rules and Regulations of the Corporation, as each may be amended from time to time./2/ In addition, the Board may adopt interpretations of the Certificate of Incorporation, Bylaws and Regulations ("Interpretations") which shall be incorporated into and deemed to be Regulations. The Regulations and Interpretations of Old CBOT, as in effect at the effective time of the Merger, shall become Regulations and Interpretations, respectively, of the Corporation, subject to the provisions hereof and of the Certificate of Incorporation.

__________________
/1/  Rule 132.00.

/2/  Rule 205.00.

                ARTICLE II - MEMBERS AND OTHER INTEREST HOLDERS
                ----------   ----------------------------------

          Section 1.  Terms and Conditions.
          ---------   --------------------

          The terms and conditions of membership in the Corporation, including, without limitation, the rights and obligations, including trading rights and privileges, of members (full, associate or otherwise), member firms, membership interest holders, delegates and all categories and classes of memberships and other interests in the Corporation, shall be as provided herein, in the Certificate of Incorporation and in the Rules and Regulations. Without limiting the foregoing, requirements with respect to, and restrictions and limitations on, the ownership, use, purchase, sale, transfer or other disposition of any membership or interest therein, or any other interest of or relating to the Corporation or membership therein, including the payment of proceeds from the sale, transfer or other disposition of any membership or interest therein, shall be as provided herein, in the Certificate of Incorporation and in the Rules and Regulations, or as otherwise provided in accordance with applicable law.

          Section 2.  Annual Meeting and Chairman's Report./3/
          ---------   ------------------------------------

          The annual meeting of members shall be held on the first Thursday after the third Tuesday in February at 2:30 P.M. The annual mid-year Chairman's Report shall be given on the first Thursday after the third Tuesday in June at 2:00 P.M.

          Section 3.  Special Meetings./4/
          ---------   ----------------

          Except as otherwise provided in the Certificate of Incorporation, special meetings of the members, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Board of Directors or the Chairman of the Board and shall be held at such place, on such date, and at such time as they or he or she shall fix.

          Section 4.  Nominations and Annual Election./5/
          ---------   -------------------------------

          Each year by no later than the first Wednesday in November, the Nominating Committee shall hold at least three meetings, of which due notice shall be posted on the bulletin board. All members may attend such meetings and suggest nominees for the offices to be filled at the following election. In selecting candidates, the Committee shall give special consideration to the desirability of having all interests of the Corporation represented on the Board. At least one candidate for Director at each Annual Election must be a non-resident Full Member as defined in Article SIXTH of the Certificate of Incorporation.

__________________
/3/  Rule 100.00.

/4/ Rule 111.00, as modified to modernize while accommodating the special meeting provisions of Sections 5, 6 and 7 of Exhibit A to the Certificate of Incorporation.

/5/  Rule 102.00.

          The Committee shall nominate at least one candidate for each of the elective offices. The Committee may, in its sole discretion, nominate two candidates for any of the elective offices, but shall not nominate more than two candidates for any individual elective office.

          By no later than the first Wednesday in November, the Committee shall furnish the Secretary with a list of its nominees. Promptly upon its submission, the list shall be posted by the Secretary upon the bulletin board. In case any nominee named by the Committee withdraws or becomes ineligible, and such withdrawal or ineligibility leaves no such candidate for the office for which the candidate was nominated, or leaves less than five such candidates for the offices of Director required to be filled by Full Members, or leaves no candidates for the office of Director required to be filled by an Associate Member, it shall be the duty of the Committee to nominate another candidate for such office. However, if such withdrawal or ineligibility leaves five or more candidates for the offices of Director required to be filled by Full Members, or in the case of the office of Director required to be filled by an Associate Member, leaves one or more candidates for such office, the Committee may at its discretion, but need not, nominate another candidate to replace the withdrawn or ineligible candidate.

          Other nominations may be made by petition, signed by not less than forty members in good standing and filed with the Secretary by no later than the close of business on the third Wednesday in November. Promptly upon submission of petitions, the names of candidates shall be posted by the Secretary upon the bulletin board.

          On the third Wednesday following the deadline for filing petitions as specified above, the Annual Election shall be held in the Exchange Hall between 8:00 A.M. and 3:00 P.M.

          All candidates for the respective elective offices shall be listed alphabetically on the ballot.

          Section 5.  Notice of Meetings.
          ---------   ------------------

          Written notice of the place, date, and time of all meetings of the members shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each member entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation). The notice of any special meeting of members shall also state the purpose or purposes for which such meeting is called.

          When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty
(30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting without regard to the presence of a quorum at such adjournment.

          Section 6.  Quorum./6/
          ---------   ------

          At members' meetings, one hundred members, present in person or by proxy, shall constitute a quorum. If a quorum shall fail to attend, a majority of the members present, in person or by proxy, may adjourn the meeting to a subsequent time.

          Section 7.  Organization.
          ---------   ------------

          Such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman of the Board or, in his or her absence, such person as may be chosen by the vote of a majority of the members present, in person or by proxy, shall call to order any meeting of the members and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman appoints.

          Section 8.  Conduct of Business.
          ---------   -------------------

          The chairman of any meeting of members shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order.

          Section 9.  Consent of Members in Lieu of Meeting.
          ---------   -------------------------------------

          Any action required to be taken at any annual or special meeting of members of the Corporation, or any action which may be taken at any annual or special meeting of the members, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the number of members that would be necessary to authorize or take such action at a meeting at which all members entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of members are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

          Every written consent shall bear the date of signature of each member who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the date the earliest dated consent is delivered to the Corporation, a written consent or consents signed by a sufficient number of members to take action are delivered to the Corporation in the manner prescribed in the first paragraph of this Section.

_____________________
/6/ Rule 106.00, as modified to conform with the quorum requirements of the special meeting provisions of Sections 5, 6 and 7 of Exhibit A to the
                                   -------------     -    ---------
     Certificate of Incorporation.

                       ARTICLE III - BOARD OF DIRECTORS
                       -----------   ------------------

          Section 1.  General.  The Board of Directors shall be comprised of
          ---------   -------
such persons, who shall be elected or appointed in such manner and shall have and exercise such powers, as provided in the Certificate of Incorporation.

          Section 2.  Quorum./7/  Twelve members of the Board shall constitute a
          ---------   ------
quorum, but a lesser number may adjourn to a subsequent time.

          Section 3.  Attendance at Board Meetings./8/
          ---------   ----------------------------

          In accordance with Section 7 of this Article II, members of the Board
                             ---------         ----------
or any committee who are physically present at a meeting of the Board or any committee may adopt as the procedure of such meeting that, for quorum purposes or otherwise, any member not physically present but in continuous communication with such meeting shall be deemed to be present. Continuous communication shall exist only when, by conference telephone or similar communications equipment, a member not physically present is able to hear and be heard by each other member deemed present, and to participate in the proceedings of the meeting.

          Section 4.  Regular Meetings./9/
          ----------  ----------------

          The Board shall hold a regular meeting on the third Tuesday of each calendar month or at such other time as the Board may determine from time to time. If the day of the regular meeting is a holiday, the meeting shall be held the next business day.

          Section 5.  Special Meetings./10/
          ---------   ----------------

          Special meetings of the Board may be called by the Chairman of the Board, and shall be called by the Secretary upon the written request of five Directors. The Secretary shall give at least one hour's notice of such meetings either by announcement on Change or by written notice. No business may be considered except that embraced in the call.

          Section 6.  Roll Call Votes by Board./11/
          ---------   ------------------------

          A motion to order a roll call vote by the Board shall be deemed adopted if duly made by any present director.

____________________________
/7/  Rule 125.00.

/8/  Regulation 125.01.

/9/  Rule 126.00.

/10/ Rule 127.00.

/11/ Rule 133.00.

          Section 7.  Annual Report to Members./12/
          ---------   ------------------------

          The Board, at each annual meeting of the members, shall make a complete report of all receipts and expenditures for the preceding year and an exhibit of the financial affairs, property, and general condition of the Corporation.

          Section 8.  Emergencies./13/
          ---------   -----------

          In addition to their general authority under law, the Certificate of Incorporation and these Bylaws, the Board of Directors and certain officers of the Corporation shall have such authority in certain emergencies as provided in the Rules.

          Section 9.  Certain Rights and Restrictions.
          ---------   -------------------------------

          The right of any person to vote, participate or take any action in any capacity as a member of the Board of Directors or any committee, panel or other body shall be subject to such requirements and restrictions as may be provided herein, in the Certificate of Incorporation and in the Rules and Regulations.

                    ARTICLE IV - COMMITTEES AND DEPARTMENTS
                    ----------   --------------------------

          Section 1.  General.
          ---------   -------

          To the fullest extent permitted by law and the Certificate of Incorporation, the Board of Directors shall have the power to appoint, and to delegate authority to, such committees of the Board of Directors as it determines to be appropriate from time to time.

          Section 2.  Additional and Standing Committees./14/
          ---------   ----------------------------------

          In addition to such committees as may be authorized by the Board of Directors from time to time, the Corporation shall have such additional and standing committees, which shall be comprised of such persons having such powers and duties, as provided in the Rules and Regulations. Any person may be disqualified from serving on or participating in the affairs of any committee to the extent provided in the Rules and Regulations.

          Section 3.  Departments./15/
          ---------   -----------

          The Corporation shall have such departments as are authorized in or in accordance with the Rules and Regulations.

__________________
/12/ Rule 131.00.

/13/ Rule 180.00 and Regulations 180.01 and 180.02.

/14/ Regulations 188.02 and 188.04.

/15/ Rule 170.00 and Regulations 170.01 and 170.02.

                             ARTICLE V - OFFICERS
                             ---------   --------

          Section 1.  General.
          ---------   -------

          The Corporation shall have such officers, with such powers and duties, as provided herein and in the Certificate of Incorporation.

          Section 2.  President.
          ---------   ---------

          The Corporation shall have a President with such powers and duties as provided in the Certificate of Incorporation.

          Section 3.  Officers Other Than President./16/
          ---------   -----------------------------

          Following each Annual Election, the Board shall appoint such Vice Presidents as it may deem necessary or desirable for the efficient management and operation of the Corporation. The Executive Vice President and any other Vice Presidents shall be responsible to the President. The Board shall also appoint such other officers as may be necessary. The Board may prescribe the duties and fix the compensation of all such officers and they shall hold office during the will of the Board.

          Section 4.  Bonding of Employees./17/
          ---------   --------------------

          The President, Secretary, Assistant Secretary, Treasurer and Assistant Treasurer shall be placed under bond of $50,000 each, premium to be paid out of the general funds of the Corporation; and such other employees of the Office of the Secretary, who handle funds of the Corporation, shall be bonded in the sum of $5,000 each, premiums to be paid out of the general funds of the Corporation.

          Section 5.  Secretary./18/
          ---------   ---------

          The Secretary shall perform such duties as may be delegated to him or her by the Board or the President. In addition he or she shall be charged with the following specific duties:

          (a) To take charge of the books, papers, and corporate seal of the Corporation;

          (b) To attend all meetings of the Corporation and the Board, and to keep official records thereof;

          (c) To give notices when required of all Corporation and Board meetings;

________________________
/16/ Rule 142.00.

/17/ Regulation 142.01.

/18/ Rule 143.00, with modifications to strike certain functions no longer undertaken by the Secretary, including participation in the activities of the Committees on Arbitration and Appeals, the collection of money due the Corporation and the posting of names of securities admitted to or stricken from the list.

          (d) To conduct the correspondence of the Corporation under the direction of the proper officers;

          (e) To furnish to the Chairman of every Special Committee a copy of the resolution whereby such Committee was created;

          (f) To post all notices which may be required to be posted upon the bulletin board;

          (g)  To keep his or her office open during usual business hours;

          (h) To see that the rooms and property of the Corporation are kept in good order;

          (i) To attest, upon behalf of the Corporation, all contracts and other documents requiring authentication;

          (j) To permit members to examine the records of the Corporation upon reasonable request; and

          (k) To post on the bulletin board from time to time the names of all warehouses, the receipts of which are declared regular for delivery, and also, upon direction of the Board, to post any fact tending to impair the value of receipts issued by such warehouses.

          Section 6.  Assistant Secretaries./19/
          ---------   ---------------------

          Assistant Secretaries shall perform such duties as the Secretary or the Board may require, and shall act as Secretary in the absence or disability of the Secretary.

          Section 7.  Treasurer./20/
          ---------   ---------

          The Treasurer shall have general charge of all funds belonging to the Corporation, and shall be charged with the following specific duties:

          (a) The Treasurer shall receive from the Secretary deposit of funds belonging to the Corporation. Checks in amounts over $10,000 shall be signed by either the President, the Chief Financial Officer, the Treasurer, the Secretary or the Assistant Secretary and countersigned by the Chairman of the Board, a Vice Chairman of the Board or one of the three other elected members of the Executive Committee;

          (b) To make an annual report to the Corporation of all receipts and disbursements; and

_____________________
/19/ Rule 144.00.

/20/ Rule 145.00.

          (c) To keep all of his or her accounts in permanent books of account belonging to the Corporation, which books shall at all times be open to the examination of the Board or any committee thereof.

          Section 8.  Assistant Treasurer./21/
          ---------   -------------------

          The Assistant Treasurer shall perform such duties as the Treasurer or the Board may require, and shall act as Treasurer in the absence or disability of the Treasurer.

                             ARTICLE VI - NOTICES
                             ----------   -------

          Section 1.  Notices.
          ---------   -------

          Except as otherwise specifically provided herein or required by law, all notices required to be given to any member, Director, committee member, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by prepaid telegram or mailgram. Any such notice shall be addressed to such member, Director, committee member, officer, employee or agent at his or her last known address as the same appears on the books of the Corporation. The time when such notice is received, if hand delivered, or dispatched, if delivered through the mails or by telegram or mailgram, shall be the time of the giving of the notice.

          Section 2.  Waivers.
          ---------   -------

          A written waiver of any notice, signed by a member, Director, committee member, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such member, Director, committee member, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

                          ARTICLE VII - MISCELLANEOUS
                          -----------   -------------

          Section 1.  Facsimile Signatures.
          ---------   --------------------

          Facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

________________
/21/ Rule 146.00.

          Section 2.  Corporate Seal.
          ---------   --------------

          Except as may be otherwise determined by the Board of Directors from time to time, the seal of the Corporation shall bear a figure of Justice with a ship in the distance surrounded with the corporate name of the Corporation./22/

          Section 3.  Reliance upon Books, Reports and Records./23/
          ---------   ----------------------------------------

          Each Director and each member of any committee designated by the Board of Directors, shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such Director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

          Section 4.  Fiscal Year.
          ---------   -----------

          The fiscal year of the Corporation shall be as fixed by the Board of Directors from time to time.

          Section 5.  Time Periods.
          ---------   ------------

          Except as otherwise specifically provided, in applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

           ARTICLE VIII - INDEMNIFICATION OF DIRECTORS AND OFFICERS
           ------------   -----------------------------------------

          Section 1.  Right to Indemnification./24/
          ---------   ------------------------

          Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a Director, officer, committee member or employee of the Corporation or is or was serving at the request of the Corporation as a Director, officer, committee member or employee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee

_____________________
/22/ Rule 183.00.

/23/ DGCL (S) 141(e).

/24/ Rule 182.00 has been replaced with a provision designed to track DGCL (S)
     145.

benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a Director, officer, committee member or employee or in any other capacity while serving as a Director, officer, committee member or employee, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this ARTICLE VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

          Section 2.  Right to Advancement of Expenses.
          ---------   --------------------------------

          The right to indemnification conferred in Section 1 of this ARTICLE VIII shall include the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise. The rights to indemnification and to the advancement of expenses conferred in Sections 1 and 2 of this ARTICLE VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a Director, officer, committee member or employee and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

          Section 3.  Right of Indemnitee to Bring Suit.
          ---------   ---------------------------------

          If a claim under Section 1 or 2 of this ARTICLE VIII is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In
(i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its members) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its members) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this ARTICLE VIII or otherwise shall be on the Corporation.

          Section 4.  Non-Exclusivity of Rights.
          ---------   -------------------------

          The rights to indemnification and to the advancement of expenses conferred in this ARTICLE VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of members or disinterested Directors or otherwise.

          Section 5.  Insurance.
          ---------   ---------

          The Corporation may maintain insurance, at its expense, to protect itself and any Director, officer, committee member or employee of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

          Section 6. Indemnification of Agents of the Corporation.
          ---------  --------------------------------------------

          The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of Directors and officers of the Corporation.

          Section 7.  Corporation Defense Expenses./25/
          ---------   ----------------------------

          Any member or member firm who fails to prevail in a lawsuit or any other type of legal proceeding instituted by that member or member firm against the Corporation or any of its officers, Directors, committee members, employees or agents must pay to the Corporation all reasonable expenses, including attorney's fees, incurred by the Corporation in the defense of such proceeding. Any member or member firm required to compensate the Corporation pursuant to

_______________
/25/ Rule 187.00 and Regulation 187.01.

this section shall be assessed interest on such amount at the rate of Prime plus 1%, which interest shall accrue from the date such amount was demanded in writing after the member or member firm failed to prevail in a lawsuit or any other type of legal proceeding against the Corporation.

                            ARTICLE IX - AMENDMENTS
                            ----------   ----------

          These Bylaws may be amended in the manner specified in the Certificate of Incorporation and Exhibit A thereto.
                     ---------

                       AMENDMENT TO THE SPECIAL CHARTER
                                    OF THE
                     BOARD OF TRADE OF THE CITY OF CHICAGO


     The Special Charter of the Board of Trade of the City of Chicago shall be amended by the inclusion of the following:

                                   ARTICLE I
                                   ---------

     The name of the corporation is "Board of Trade of the City of Chicago."

                                  ARTICLE II
                                  ----------

     The address of the registered office of Board of Trade of the City of Chicago (the "Corporation") is 141 West Jackson Boulevard, Chicago, Illinois 60604, and the name of the registered agent of the Corporation at said address is Carol A. Burke, General Counsel of the Corporation.

                                  ARTICLE III
                                  -----------

     The purpose of the Corporation is: to maintain a commercial exchange; to promote uniformity in the customs and usages of merchants; to inculcate principles of justice and equity in trade; to facilitate the speedy adjustment of business disputes; to acquire and to disseminate valuable commercial and economic information; and, generally, to secure to its members the benefits of cooperation in the furtherance of their legitimate pursuits.

                                  ARTICLE IV
                                  ----------

     The number of directors shall be specified in the bylaws of the Corporation.

                                   ARTICLE V
                                   ---------

     The bylaws of the Corporation shall consist of its Rules and Regulations, as amended from time to time; provided, however that, to the extent any provision of the Rules and Regulations is inconsistent with the Illinois General Not for Profit Corporation Act of 1986, as amended (the "NFP Act"), the NFP Act shall control and any such provision shall be reasonably construed in a manner that is consistent with the NFP Act.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                              *     *     *     *

The following letter and attachment thereto were posted to the CBOT "bulletin board" on June 2, 2000 and are currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

June 2, 2000

                            NOTICE OF MEMBERSHIP VOTE

TO MEMBERS:

The board of directors of the Board of Trade of the City of Chicago (the "CBOT") has ordered that the propositions described below related to implementation of the Step One of the proposed restructuring, as described in the document entitled "Chicago Board of Trade Restructuring -- Step One -- Ballot Disclosure" (the "Ballot Disclosure"), be submitted to a vote of the membership. Accordingly, as described more fully in the Ballot Disclosure, a ballot vote of the membership will occur on Wednesday, June 28, 2000, between the hours of 8:00 a.m. and 3:00 p.m., Central time, with respect to propositions (1) and (2) below and a special meeting of the membership will occur on Friday, July 7, 2000, between the hours of 3:00 p.m. and 3:30 p.m., Central time, with respect to proposition (3) below. Please note, however, that an integrated approach to voting is being used so that members can vote on all three propositions at the same time, as further described In the Ballot Disclosure.

Members will be asked to vote for or against the following propositions:

1) approve the election by the CBOT to accept and be governed by the Illinois Not For Profit Corporation Act of 1986, as amended (the "NFP Act");

2) approve the amendment to the CBOT's special charter in connection with the election to accept and be governed by the NFP Act, as set forth in the Ballot Disclosure, including the Exhibits thereto; and

3) approve the reincorporation merger of the CBOT in Delaware, including (a) approval and adoption of the Agreement and Plan of Merger, dated as of May 16, 2000, between CBOT and Delaware CBOT, Inc. (the "Merger Agreement"), as set forth in the Ballot Disclosure, including the Exhibits thereto, (b) approval of the CBOT's performance of its obligations under the Merger Agreement, (c) approval and adoption of the Amended and Restated Certificate of Incorporation of the Board of Trade of the City of Chicago, Inc., a Delaware nonstock, not-for-profit corporation ("Delaware NFP CBOT"), and the Amended and Restated Bylaws of Delaware NFP CBOT, as set forth in the Ballot Disclosure, including the Exhibits thereto, and (d) approval and adoption of the corresponding amendment, repeal and elimination of the current special charter of the CBOT and certain Rules and Regulations as set forth in the Ballot Disclosure, including the Exhibits thereto.

Each of the above propositions is described in the Ballot Disclosure, which is being sent to the membership on June 2, 2000. Additional copies of the Ballot Disclosure are available in the Secretary's Office.


                                         /s/ Paul J. Draths
                                         Paul J. Draths
                                         Vice President and Secretary

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3500

                             CHICAGO BOARD OF TRADE
                            RESTRUCTURING -- STEP ONE

                                EXECUTIVE SUMMARY
                                -----------------

      The first step in the restructuring strategy ("Step One"), adopted and approved by the Board of Directors (the "Board") of the Chicago Board of Trade ("CBOT") on May 16, 2000, is being presented to you for your approval in this ballot. The primary objective of the first step is to reincorporate the CBOT in Delaware as a Delaware nonstock, not-for-profit corporation ("Delaware NFP CBOT").

      Implementation of Step One involves three distinct and independent legal actions. Specifically, as part of Step One of the restructuring you are being asked to approve:

            . the CBOT's election (the "Election") to accept and be governed by the Illinois General Not For Profit Corporation Act of 1986, as amended (the "NFP Act");

            . a related amendment to the CBOT's existing special charter (the "Amendment") in connection with the Election setting forth certain information required by the NFP Act; and

            . the reincorporation merger of the CBOT with and into a new nonstock, not-for-profit corporate subsidiary of CBOT, Delaware NFP CBOT, organized under Delaware law (the "Merger"). As a result of the Merger, the CBOT will become a Delaware nonstock, not-for-profit corporation, with a new charter, bylaws, rules and regulations.

      Each of the Election, Amendment and Merger requires approval by the CBOT Members entitled to vote in order to proceed with the proposed restructuring. While each of these three independent legal actions requires your approval, we would not take any of these actions separately without also taking each of the other actions. We are, therefore, seeking your approval of all three actions pursuant to a single vote. In this vote, you are only being asked to approve the transactions constituting Step One as described above.

      In addition, it is anticipated that after completion of Step One of the restructuring strategy, the board of directors of Delaware NFP CBOT, the composition of which initially will remain the same as the composition of the current Board of the CBOT, will form a for-profit corporation as a wholly-owned subsidiary of Delaware NFP CBOT. This subsidiary will be formed for the purpose of reorganizing the CBOT's electronic trading business as a for-profit company focused on electronic trading. The formation of this subsidiary is expected to occur at the direction of the Board and your approval is not being sought for such action as part of this vote.

      As described in the accompanying Ballot Disclosure under the section entitled "Comparison of Rights of Members," although some of your rights and obligations will change from those you currently have as members of the CBOT as a result of the reincorporation in Delaware, we believe that, generally speaking, your memberships and membership interests in Delaware NFP CBOT will be substantially similar in all material respects to those you have in the CBOT today.

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


                               *    *    *    *

The following letter and attachment thereto were distributed to CBOT members and membership interest holders on June 5, 2000 and are currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board


                                                   June 5, 2000

Dear Fellow Member,

The ballots for step one of our restructuring plan have been mailed to members for a June 28, 2000 membership vote.

Since our floor meeting May 25, I have received very positive feedback from members who attended, and I am confident that our restructuring plan, so imperative to our success, will pass.

I have attached for your information a letter from Mayor Daley, in which he lends his support to our restructuring initiative. I felt it important to pass it along to the membership.

                                           Sincerely,


                                           /s/ David P. Brennan
                                           David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                     [SEAL]

                               OFFICE OF THE MAYOR
                                 CITY OF CHICAGO
                                  June 1, 2000

RICHARD M. DALEY
     MAYOR

Mr. David P. Brennan
Chairman
Chicago Board of Trade
141 West Jackson Boulevard
Sixth Floor
Chicago, Illinois 60604

Dear Chairman Brennan and Members of the Chicago Board of Trade:

      Congratulations and best wishes as you near a vote on one of the most critical issues your institution has faced in its 152-year history. All of Chicago faces the challenges of new technology and a changing economy, and keeping the marketplace vibrant for the future of Chicago and for you as members of the Board of Trade is very important.

      Chicago's exchanges have always been at the forefront of their industry. You represent the best of the city's entrepreneurial spirit. From the introduction of financial futures and side-by-side trading to after-hours trading and electronic markets, the Chicago Board of Trade and its fellow exchanges have blazed the trail to the financial future. You continue to innovate as you move forward in this decision-making process, and I congratulate you on your commitment to addressing these challenging issues.

      Chicago's exchanges provide nearly 200,000 jobs to our community, and more than $35 billion in bank deposits. You are a critical part of our region's economy and a Chicago icon for the world. I am confident that the Chicago Board of Trade will rise to all challenges and succeed. I wish you and your members all the best as you face these critical decisions.


                                        Sincerely,

                                        /s/ Richard M. Daley
                                        Mayor


                               *    *    *    *

The following letter and attachment thereto were distributed to CBOT members and membership interest holders on June 6, 2000 and are currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                  June 6, 2000

Dear Fellow Member,

I am enclosing for your information a letter I received yesterday from CBOE Chairman Bill Brodsky and my reply.

I want to assure you that we have conducted and will continue to conduct our talks with CBOE regarding merger or consolidation in the utmost of good faith.

I also want to assure you that our legal counsel advises us that Step One does not raise any legal issues under the 1992 agreement with the CBOE and thus should not impact the exercise right. Legal counsel also advises us that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions, and the Board-approved plan complies with those conditions. We are committed to preserving the CBOE exercise right, and will not jeopardize that right in the process of restructuring discussions.

As always, if you have any questions regarding the CBOT's restructuring process, please contact me at:

E-mail Address:  restructuring@cbot.com
Hotline Number:  (847) 326-0926
Fax Number:      (312) 341-5810
Mailing Address: CBOT Restructuring
                 4015 Board of Trade Building
                 Chicago, IL 60604


                                     Sincerely,


                                     /s/ David P. Brennan
                                     David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                  June 6, 2000

Mr. William Brodsky
Chairman and Chief Executive Officer
Chicago Board Options Exchange
400 South LaSalle Street
Chicago, IL 60605

Dear Bill,

Like you, I am very hopeful that our ongoing merger discussions will be productive. I continue to believe that the merger of our two great institutions is in the best interests of our memberships, the markets we serve, and the City of Chicago.

Negotiations to date have clarified our respective issues and concerns and prompted informal proposals from both sides. We did indeed respond to the proposal which you put forward last week but, like others we have each made and jointly considered, your current proposal raises additional issues which our investment bankers were looking to address in further meetings this week. Therefore, I am surprised that your June 5 letter suggests that we had not responded to your proposal. I am also troubled by your assertion that our scheduled June 28 ballot vote raises questions as to our good faith. Over the past several months, I personally kept you fully informed of our plans with respect to demutualization. We even delayed scheduling our membership vote on Step One for two weeks.

At your request, our Step One vote on June 28 will not endanger our ongoing merger discussions in any way. When approved by our membership, Step One will simply put the Board of Trade on a par with CBOE; both will be not-for-profit Delaware corporations. As you know, our Board of Directors is recommending Step One so that we will have sufficient flexibility to implement any number of new business strategies, including any merger with CBOE. Thus, Step One would simply operate to allow us to quickly effectuate a CBOE merger that meets our mutual goals.

As I have told you on many occasions, I am committed to working with you in a cooperative spirit to achieve a mutually beneficial merger of our two great institutions. However, I can not, and will not, let these extensive and ongoing discussions interfere with the Board of Trade's commitment to chart a new business course or respond to ever-increasing competitive pressures.

Notwithstanding your invocation of the threat of litigation, I will continue to do all that is in my power to work toward our common goals. I believe our representatives should continue their work to address the outstanding issues so that we can jointly structure a comprehensive plan that meets the needs of our respective memberships and the market we serve.


                                      Respectfully,


                                      /s/ David
                                      David P. Brennan

LaSalle at Jackson
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

            CBOE                                         William J. Brodsky
------------------------------                           Chairman and
CHICAGO BOARD OPTIONS EXCHANGE                           Chief Executive Officer
------------------------------
                                                         Phone: 312-786-7001
                                                         Fax: 312-786-7407
                                                         brodsky@cboe.com

                                  June 5, 2000

Mr. David Brennan
Chairman
Chicago Board of Trade
141 W. Jackson Boulevard
Chicago, Illinois 60604

Dear David,

Over the past several weeks the CBOT and CBOE have held very constructive discussions regarding a potential merger of our two exchanges. Where we had different approaches to the challenges facing our memberships, we worked hard to find common ground.

Last week we were very close to a comprehensive solution that would be in the best interests of both of our memberships. After our Tuesday meeting, CBOE sent you a proposal that closed the final gap to meet what you had indicated were your most important needs. Late last Friday, and still without a response to our proposal, we learned that you have chosen to schedule a vote on your restructuring and mailed ballots to your members. I am deeply disappointed at this action, which raise questions as to whether the negotiations have been conducted in good faith.

CBOE has sent a letter to its membership informing them of this development and the potential impact on the exercise right. A copy is enclosed. The CBOE is still prepared to proceed with an approach based on the substantive proposal we delivered to you last week. Given the few remaining differences, we sincerely believe that the open issues could be resolved promptly.

The CBOE remains committed to exploring every reasonable solution for ensuring that Chicago remains the center of derivatives trading. We entered these negotiations with the goal of capitalizing on synergies and building the world's largest and best futures and options exchange here in Chicago. However, this can only happen in an atmosphere of cooperation and compromise.

By moving forward with a vote, you have diverted important energy from the task at hand at the expense of our negotiations. If your proposal is approved by your membership the inevitable result will be to immerse our two institutions in the protracted legal proceedings that we have worked so hard to avoid.


                                    Sincerely,


                                    /s/ Bill

400 South LaSalle Street      Chicago, Illinois 60605      www.cboe.com

             CBOE
------------------------------
CHICAGO BOARD OPTIONS EXCHANGE
------------------------------

                                                    Information Circular IC00-59

                                  June 5, 2000

Dear CBOE Member:

As you know, we have been in discussions with CBOT on a potential merger of our two exchanges with the goal of capitalizing on synergies and building the world's premier futures and options exchange here in Chicago. In the midst of these discussions, the leadership of the CBOT has scheduled a membership vote for June 28, 2000 seeking membership approval to reincorporate in Delaware. This move to reincorporate is the essential first step toward spinning off its electronic trading business as a separate and distinct trading company.

An affirmative vote by two-thirds of those voting either in person or by proxy is required to approve this initial step of the restructuring plan. If this approval were obtained, the rest of the restructuring plan, including the spin-off of the CBOT's electronic market, would require only a simple majority of those CBOT members who vote on the issue.

CBOT recently sent to its members a more detailed description of the proposed restructuring plan. CBOE continues to believe that the proposed restructuring plan as described in that document would result in the extinguishment of the right of CBOT members to become CBOE members. The current discussions between CBOE and CBOT were undertaken in part in order to resolve the exercise right issue in a manner that would preserve the value of that right, with or without a merger, thereby permitting both exchanges to avoid a protracted and costly legal battle.

CBOE will continue to negotiate in good faith with the CBOT, but is not encouraged by the CBOT's decision to move ahead with a vote in the midst of negotiations. We believe that scheduling a vote at this time changes the tenor of the negotiations. We have sent a letter to the CBOT expressing our disappointment with their actions. We have enclosed a copy for your information. You will be kept informed of further developments.

                                   Sincerely,


/s/ Bill                     /s/ Tom                 /s/ Charles

William J. Brodsky           Thomas A. Bond          Charles J. Henry
Chairman and CEO             Vice Chairman           President and COO

400 South LaSalle Street      Chicago, Illinois 60605-10203         www.cboe.com


                               *    *    *    *

The following letter was distributed to CBOT members and membership interest holders on June 7, 2000 and is currently available at the Office of the Secretary.


                                 June 7, 2000



Dear Fellow Member,

Yesterday, the members of the Chicago Mercantile Exchange voted by an overwhelming 98.3% to transform their nonprofit market into a for-profit corporation. This affirmative vote margin was the strongest membership approval in the CME's 102-year history. The demutualization vote will provide the Merc with the flexibility necessary to effectively serve its customers as our industry continues to gain speed through electronic trading. Clearly, the CME and its members have realized the need to streamline their business in order to remain competitive in today's marketplace.

As you are aware, on June 28th you will be asked to vote on Step One of the CBOT's restructuring plan. With your approval, Step One will reincorporate the CBOT in Delaware as a Delaware non-stock, not-for-profit corporation, which is the critical first step in our restructuring initiative. Following the approval of Step One, the CBOT will be positioned to offer our customers the best possible open outcry and electronic trading venues.

In order to remain competitive, our membership organization must restructure, and Step One is the beginning of that course of action. After careful consideration, our Board of Directors approved this first restructuring stage, and now you are being asked to do the same. The execution of this restructuring initiative will best position the CBOT for future leadership and success, and it will begin pending your decision on June 28th. I urge you to vote in favor of Step One at the end of this month.

As always, if you have any questions regarding the CBOT's restructuring process, please contact me at:

E-mail Address:     restructuring@cbot.com
                    ----------------------
Hotline Number:     (847) 326-0926
Fax Number:         (312) 341-5810
Mailing Address:    CBOT Restructuring
                    4015 Board of Trade Building
                    Chicago, IL 60604


                                   Sincerely,


                                   /s/ David P. Brennan

                                   David P. Brennan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.


                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on June 8, 2000 and is currently available at the Office of the Secretary.

                               [CBOT LETTERHEAD]

                                 June 8, 2000

To Voting Members:

     As you are aware, on Friday, June 2, 2000, ballot materials in connection with the membership vote to approve Step One of the CBOT's restructuring were distributed to the membership entitled to vote.

     The Ballot/Proxy enclosed with the ballot materials was designed to comply with applicable laws concerning the approval of each of the propositions submitted to a membership vote. Therefore, for your vote to be effective on all matters, it is imperative that the procedures described in the letter of instruction accompanying the ballot materials be reviewed and followed carefully. Specifically, please note that you must sign both the return letter
                                                        ----
that accompanied the letter of instruction described above in order for your vote on Propositions (1) and (2) to be effective and the Ballot/Proxy in order for your proxy vote with respect to Proposition (3) to be effective.

     As described in the ballot materials, a special meeting of the members will be held on Friday, July 7, 2000 between the hours of 3:00 p.m. and 3:30 p.m., Central time, for the purpose of conducting the proxy vote on Proposition (3). The special meeting will be held in Suite 600, Conference Room B of CBOT's offices at 141 West Jackson Blvd, Chicago, Illinois 60604. Please note, however, that after the ballot vote on June 28, 2000, you will not need to take any further action in connection with the proxy voting at the special meeting because you will have already directed the proxy how you wish to vote with respect to Proposition (3).

     If you have any questions concerning this letter or the process by which you will vote in connection with the approval of Step One of CBOT's restructuring, please do not hesitate to contact the Secretary's office at (3210 435-3605.

                                             Respectfully,



                                             /s/ Paul J. Draths
                                             Paul J. Draths
                                             Vice President and Secretary

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

     The following presentation was given to CBOT members and membership interest holders on June 8, 2000 and June 15, 2000 and is currently available at the Office of the Secretary.

================================================================================


                            Chicago Board of Trade

                                    [LOGO]

                             Lessor Floor Meeting

                                 June 8, 2000

================================================================================


                            Chicago Board of Trade

                                    [LOGO]

                             CBOE Exerciser Rights

                               Kirkland & Ellis

================================================================================


                           CBOE Exerciser Rights --

Nothing Should Change With Restructuring

================================================================================
Source of Exerciser Rights

 .    CBOE Certificate of Incorporation,

 .    Article Fifth(b) provides...

     .  "every present and future member" of the Board of Trade

     .  "shall be entitled to be a member of" CBOE

     .  "without acquiring such membership for consideration or value"

================================================================================
1992 CBOE-Board of Trade Agreement

 .    To resolve interpretive disputes relating to the term "member" in Article
     Fifth(b)

     .  Did it include delegates?

     .  Did it include members who had leased their evening trading privileges?

     . Did it include members who had exercised and wanted to lease their CBOE memberships?

================================================================================
1992 CBOE-Board of Trade Agreement

 .    CBOE exercise rights maintained for:

     .  "Eligible CBOT Full Members"

     .  "Eligible CBOT Full Member Delegates"

================================================================================
"Eligible CBOT Full Member"

 .    "an individual who at the time is the holder of one of the 1402 existing
     CBOT Full Memberships..."

 .    and "who is in possession of all trading rights and privileges appurtenant to such CBOT Full Membership" [(S)1(a)]

================================================================================
"Trading Rights and Privileges"

 .    the right to trade as principal and broker

 .    in all contracts traded on the CBOT whether by open outcry or electronically

 .    during any segment of the trading day

 .    and every other trading right assigned to Full Members as a class [(S)1(c)]

================================================================================
CBOE Agrees Exerciser Right Would Survive Board of Trade Restructuring

 .    if the Board of Trade "merges or consolidates with or is acquired by or acquires another entity"

 .    the Exerciser Right survives if three conditions are met [(S)3(d)]

================================================================================
Three Conditions

 .    surviving entity must be an exchange that provides a futures market or a market in options, securities or other instruments

 .    the 1402 CBOT Full Members are granted membership in the survivor exchange

 .    those members must have full trading rights and privileges in all products traded on the survivor exchange

===============================================================================
Restructuring Meets These 3 Conditions

 .    Is the survivor a futures exchange?

 .    Yes: the Board of Trade will remain a futures exchange

 .    Are the Board of Trade's 1402 full members granted in the membership survivor?

 .    Yes: the 1402 full members will be member/stockholders of the surviving exchange

===============================================================================
Restructuring Meets These 3 Conditions

 .    Does that surviving membership entitle the holder to full trading rights and privileges?

 .    Yes:  the 1402 memberships would entitle the holder to full trading rights and privileges.

===============================================================================
Nothing Will Change with Restructuring

 .    1402 Full Members will retain their full trading rights and privileges and their CBOE exerciser rights

 .    no increase or decrease in the number of eligible exercisers; i.e., no dilution of CBOE membership values

===============================================================================
What Does CBOE Argue?

 .    They claim that the 1992 agreement raises what they call a "technical, legal question"

 .    They cite provision in the 1992 agreement that covers splitting or dividing
     CBOT memberships into two or more parts

 .    They claim now to believe the restructuring would violate that condition

================================================================================
What Does the Provision Actually Say?

 .    "in the event the CBOT splits or otherwise divides CBOT Full Memberships into two or more parts, all such parts, and the trading rights and privileges appurtenant thereto, shall be deemed to be part of the trading rights and privileges appurtenant to such CBOT Full Memberships and must be in possession of an individual as either an Eligible CBOT Full Member or an Eligible CBOT Full Member Delegate in order for that individual to be eligible to be an Exerciser Member" [(S)2(b)]

================================================================================
What Does It Mean?

 .    For example, if the Board of Trade created separate trading rights for electronic trading and allowed Full Members to lease those rights while retaining the rest of the membership, any Full Member who did so lease those rights could not exercise at CBOE

================================================================================
1992 Ballot Materials Confirm

 .    1992 Board of Trade ballot materials, in the Q&A's, state:

 .    "Q - Regarding GLOBEX(R), must the GLOBEX(R) screen trading right be in the possession of the CBOT Full Member in order for him to exercise on the CBOE?

     A - Yes."

================================================================================
The 1992 Agreement Concerned Trading Rights Only

 .    CBOE may assert that the sale of some or all of a Full Member's stock in the electronic trading company would violate the 1992 agreement

 .    No basis in the 1992 agreement for that conclusion -- that agreement focused only on trading rights

===============================================================================
1992 Ballot Materials Are Explicit
 .    1992 Board of Trade ballot materials, in the Q and A's,  state:

 .    "Q - Will Ceres Trading LP interests also be subject to the Exercise
     Agreement?

     A - No, the Ceres Trading LP interests are not trading rights or privileges and therefore are not subject to the Agreement."

 .    CBOE approved these materials in 1992

===============================================================================
CBOE is Wrong

 .    No split of memberships will occur

 .    No split of trading rights will occur

     .  Full Members will still have all trading rights and privileges

 .    Moving CBOT's electronic trading business to a new Delaware corporation is neither a split of the membership nor a split of trading rights

===============================================================================
                            Chicago Board of Trade

                                    [LOGO]

                      Step One of the CBOT Restructuring

                               Kirkland & Ellis

===============================================================================
Overview

 .    Today, the CBOT is an Illinois special charter (not-for-profit) corporation subject to the Illinois Special Charter Act

 .    After Step One, the CBOT will be a Delaware nonstock, not-for-profit corporation subject to Delaware General Corporation Law

===============================================================================
Required Legal Actions

 .    Election to accept and be governed by the NFP Act

 .    Technical amendment to the CBOT's special charter

 .    Reincorporation merger of the CBOT into a new Delaware nonstock, not-for-
     profit corporation

================================================================================
Impact on the CBOT

 .    CBOT's current special charter and Rules and Regulations will be replaced by a new charter, bylaws, rules and regulations

 .    Each Member and Membership Interest holder will continue to have the same class of membership interest after reincorporation in Delaware

================================================================================
Impact on Members

 .    Rights and obligations of members after reincorporation in Delaware will be substantially similar in all material respects to current rights and obligations

 .    There will be some changes as a result of reincorporation in Delaware

================================================================================
Key Rights Preserved

 .    Voting rights

 .    Liquidation and dissolution rights

 .    Trading rights and privileges

 .    Terms and conditions of  membership

 .    Governance structure -- same directors and officers

================================================================================
Important Differences

 .    Ability to elect "for-profit" status

 .    Special ballot becomes proxy ballot

 .    Delaware alternative to the "petition process" for bylaw/rule amendments

 .    Board and member approval of charter amendments required

================================================================================
Approval Process

 .    Board approval

 .    Membership approval by integrated ballot/proxy vote

 .    Required vote -- 2/3 of the votes cast by members present and entitled to vote

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter and attachment thereto were distributed to CBOT members and membership interest holders on June 9, 2000 and were attached to the presentation given by Kirkland & Ellis on June 8, 2000 and are currently available at the Office of the Secretary.

                                    [LOGO] [Chicago BOARD OF TRADE]
David P Brennan
Chairman of the Board


                                 June 9, 2000


     Dear Fellow Members:

     Yesterday I, along with Director Veda Kaufman Levin and the Lessor Committee, met with over 100 CBOT lessors at the Exchange. The purpose of the meeting was to give lessors an update on the restructuring initiative and to answer their questions on the CBOE exercise right and any other restructuring issues.

     As many of you either attended the May 25th member meeting, listened to that meeting on MemberNet, or viewed the videotape I sent you, I am sending you a copy of the slide presentation from yesterday's meeting by our outside legal counsel of Kirkland and Ellis that further clarifies our position on the CBOE exercise right as it pertains to restructuring. In addition, I also am enclosing for your review the remarks of John Stassen from Kirkland and Ellis when he addressed the issue at the May 25th membership meeting.

     As I have said before, our legal counsel advises us that Step One does not raise any legal issues under the 1992 agreement with the CBOE and thus should not impact the exercise right. Legal counsel also advises us that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions, and the Board-approved plan complies with those conditions. We are committed to preserving the CBOE exercise right, and will not jeopardize that right in the process of restructuring discussions.

     As always, if you have any questions regarding the CBOT's restructuring process, please contact me at:


     E-mail Address:   restructuring@cbot.com
                       ----------------------
     Hotline Number:   (847) 326-0926
     Fax Number:       (312) 341-5810
     Mailing Address:  CBOT Restructuring
                       4015 Board of Trade Building
                       Chicago, IL 60604

                              Sincerely,


                              /s/ David P. Brennan
                              David P. Brennan


     Attachment

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 43-3601
Fax: 312 341-3392

                  Remarks by John Stassen of Kirkland & Ellis
                            CBOT Membership Meeting
                                  May 25, 2000

"As I believe almost everyone here is aware, in 1992 the Board of Trade and the Chicago Board Options Exchange entered into an agreement concerning the meaning and application of the exercise right that is enshrined in the CBOE Certificate of Incorporation. In Kirkland & Ellis' view, Step One as just described does not raise any issues under the 1992 agreement with CBOE, and thus Step One should not impact the exercise right. In Step One the Board of Trade is changing its state of incorporation from Illinois CBOT to Delaware. It will remain, unless and until changed by a vote of the membership, a not-for-profit membership corporation. A Delaware full membership will be exactly the same as a current Illinois CBOT full membership with regard to trading rights and privileges, equity ownership and voting rights.

"Kirkland & Ellis also believes that the overall plan of restructuring described by A.T. Kearney complies with the 1992 agreement. But as you know, CBOE has communicated that it disagrees and that it will contest trading access through the exercise right subsequent to any implementation of the restructuring plan. The legal basis for the CBOE's objection has not been stated, however. We can only divine and surmise what it might be. But I will tell you upon a careful review of the 1992 agreement and related materials, Kirkland & Ellis believes and continues to believe that the CBOE's position is wrong. But again, I don't believe that issue is before us in Step One. The more complex questions arise out of demutualization and the creation of a separate electronic trading company. Those are matters that will come before you in Step Two.

"Now, notwithstanding that there are talks currently underway between CBOT and CBOE about a possible merger or other combination, there is, of course, no guarantee that CBOE might not try in some manner to defeat, stall, or postpone the Step One proposal by making further pronouncements about the exercise right. Those pronouncements, in my view, would be without legal foundation."

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                  *  *  *  *

The following letter was distributed to CBOT members and membership interest holders on June 13, 2000 and is currently available at the Office of the Secretary.

                                 June 13, 2000


Dear Fellow Members:

I agree with Directors Kurzydlo, Lavender and Zagotta when they say in the beginning of their June 7 letter "we believe the CBOT must change its governance model to protect its members and insure the survival of the institution itself." That was the sentiment of your Board of Directors on May 16 when they unanimously approved the Restructuring Report in the form presented by the Implementation Committee. However, it is the remainder of their letter that deserves a response and your careful consideration before you vote on Step One of the restructuring initiative on June 28.

First, I want to remind you that the June 28 ballot only seeks the membership's approval to reincorporate the Chicago Board of Trade in Delaware as a Delaware non-stock, not-for-profit corporation, which is a necessary first step for restructuring. The ballot you already have received contains all that you are being asked to approve at this time.

Now I want to address the issues put forth in the letter sent by the three above Directors.

The CBOE Exercise Right Will Be Protected
-----------------------------------------

The Board of Directors has made it perfectly clear in every meeting and communication with our membership that it fully intends to preserve the CBOE exercise right. The CBOT's legal counsel has advised the Board and the membership that Step One does not raise any issues under the 1992 agreement with the CBOE, and thus should not impact the exercise right. Legal counsel also has advised the Board and the membership that the 1992 agreement with the CBOE contemplates a restructured CBOT under certain conditions. While the CBOE has communicated that it disagrees and has suggested that it will contest trading access through the CBOE exercise right subsequent to the restructuring plan, the Board and legal counsel believe that the Board-approved plan complies with those conditions. The Board of Directors is committed to preserving the CBOE exercise right, and will not jeopardize that right in the process of restructuring discussions.

Member Fee Preference
---------------------

As you know, the restructuring plan currently provides that members at the open outcry company will receive the best pricing at the electronic trading company for three (3) years, which is the duration of the contemplated non-competition agreement between the two entities. This "most favored nation" right would travel with a member's seat, whether transferred by sale or lease, and will allow smaller members to compete with larger traders and firms who have higher trading volumes throughout the term of the non-compete. Following the 3-year term, there is nothing to prevent the management of the electronic trading company from continuing the most favored nation pricing for members, if management deems it appropriate to ensure liquidity at the electronic exchange.

Our investment bankers, Merrill Lynch, have expressed their view that a perpetual right to preferential pricing may have a significant negative impact on the financial results and operating flexibility of the electronic trading company and, as a result, on the ability of the electronic trading company to raise capital in the public and private markets necessary to fund its operations and create value for members. This view was based on Merrill Lynch's experience in the financial markets and their assessment of the potential reaction of public and private investors to such a perpetual right, in the context of our members' ownership of the open outcry and electronic trading companies and the other interrelationships contemplated between the two.

Merrill Lynch has indicated that investors would likely evaluate the most favored nation right in terms of its potential impact on the profitability of the electronic trading company, which evaluation would ultimately impact the investors' view on valuation and their decision to invest. Variables that may be considered in such evaluation include unknowns such as futures trading volumes on the electronic platform, future electronic exchange pricing and the future competitive environment, among others. Any attempt to quantify these variables at this time, for an electronic trading company yet to be formed, without a management team and without an operating history, would be a guess at best.

Quantification of these variables will be equally illusory for potential investors. If asked to invest in an electronic trading company with such an overhang on revenues and profitability that extends into perpetuity, an investor will most likely discount any valuation and weigh any investment decision very conservatively. The issue presented by a perpetual right is not one of valuation, but rather one of the marketability in the financial markets of the electronic trading company's equity. Merrill Lynch has given us their best judgment as to the potential negative impact of a perpetual right on that marketing effort, and consequently on our members' ability to realize value in their shares of the electronic trading company.

The Implementation Committee and your Board of Directors carefully considered the merits and the possible terms of preferential pricing - including the potential impact on the financial results and operations of the electronic trading company and the marketability of its equity to raise needed capital. The preferential pricing rights set forth in the recommended restructuring plan reflect their best judgment. This pricing rights decision was made with the advice of competent advisors, in light of the plan as a whole, and in the interest of the benefits to be derived by all members from restructuring.

Fungibility Payment from eCBOT to CBOT
--------------------------------------

Our restructuring plan does not currently contemplate any outgoing payment from
                                                          --------
the electronic trading company to the open outcry company for "fungibility" of products or otherwise. However, the restructuring plan provides for significant value to be transferred to the members through the creation and separation of the electronic trading company.

Not only is there expected to be a substantial (approximately $55 million) one-time payment from the electronic trading company to the open outcry company upon their separation, but you, the members, will own both companies and therefore
                                                 ----
derive the full benefit of fungibility between them and of the brand value created over the past 152 years. Further, as stated before, fungibility of products following the separation will benefit both companies and their
                                               ----
respective traders.

Further, any ongoing payment from the electronic trading company will likely have an adverse impact on the ability of the electronic trading company to raise capital in the public and private markets necessary to fund its operations and create value for the members, for the same reasons as discussed above with respect to perpetual most favored nation rights. This would be equally true of any arbitrary, perpetual right to market data revenues that certain members propose to be granted to the open outcry company.

We can place any number of burdens on the new electronic trading company in order to advantage the open outcry company, but to do so will only damage the value being created for members in this restructuring and thwart the very purpose of the restructuring - embracing change.

A Simple Majority Vote for Step Two is the Democratic Way
---------------------------------------------------------

A two-thirds vote of the membership for Step One is required by Illinois law in order to change our charter. A simple majority vote for Step Two was a decision recommended by the Implementation Committee and adopted by the Board of Directors. For 152 years, the CBOT has believed in the democratic way of majority rule. The Implementation Committee and the Board felt, as there was no compelling legal reason for a two-thirds vote for Step Two that this was a membership vote and the members should decide by a simple majority.

Conclusion
----------

The Board of Directors considered many other alternative plans and business models before approving the current restructuring plan. This plan is designed to provide the CBOT an opportunity to compete effectively in the 21/st/ century. It was determined there were no other alternatives better able to provide value to the membership and to position the CBOT for leadership and growth in the future.

This solution was chosen because it best met the following criteria:

     .    Maximize membership value
     . Helps to enable the CBOT to remain the center of liquidity for its existing and new products
     .    Enhance the corporate governance structure
     .    Best position the CBOT for the future

     .    Can be successfully implemented

Your Board of Directors believes that time is of the essence. The CBOT needs to make a decision now about its future in order to capture an advantage in the marketplace. Any delay may only serve to benefit our competition, and hurt the ultimate value of the restructuring process to the membership of the Chicago Board of Trade.

I encourage you to read the Restructuring Report and the Q&A, along with the other materials we have distributed to you, prior to the vote on June 28th. If you have any questions on the process, you can contact me via a variety of means:

E-mail Address:     restructuring@cbot.com
                    ----------------------
Hotline Number:     (847) 326-0926
Fax Number:         (312) 341-5810
Mailing Address:    CBOT Restructuring
                    4015 Board of Trade Building
                    Chicago, IL  60604

Your Board of Directors believes the execution of this restructuring initiative will best position the Chicago Board of Trade for future industry leadership and success. I urge you to vote in favor of Step One on June 28.

                         Sincerely,


                         /s/ David P. Brennan

                         David P. Brennan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.


                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on June 14, 2000 and is currently available at the Office of the Secretary.

                                  June 14, 2000

Dear Fellow Member,

On Thursday, June 15th there will be an opportunity for members to meet with the attorneys of Kirkland & Ellis to discuss any remaining legal questions regarding the CBOE exercise right and restructuring in preparation for the June 28th vote. I urge you to attend if you have unanswered questions on this issue.

      Thursday, June 15th
      2:15 p.m.
      5th Floor Theater

Thank you for your participation.


                                        Sincerely,

                                        /s/ David P. Brennan
                                        David P. Brennan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                               *    *    *    *

The following letter was distributed to CBOT members and membership interest holders on June 19, 2000 and is currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

Michael P. Ryan
Second Vice Chairman


June 19, 2000

Dear Fellow Members:

This is just the first step. I am very excited and have confidence about the future. The Restructuring Plan will provide the framework that will allow the Membership the chance to take advantage of unlimited opportunities where creativity and innovation will be allowed to flourish. Ideas that make smart business sense can come to fruition.

This proposal no doubt will be a dramatic departure from what is in existence today. The logic is to give both trading venues the best chance for success. This plan provides the necessary flexibility and structure that will position them to accomplish this objective.

I believe a merger of the CBOT and CBOE makes good business sense; with the trading of single stock futures on the horizon, it makes even more sense. This will create a formidable competitor. I have confidence the CBOE issue will be resolved because the majority of Members of both exchanges will demand it. This will be the driver for resolution and your vote will be the catalyst to help expedite this creation.

Change can be difficult, arduous, and sometimes hard to overcome, but the Membership has always displayed a strong willingness to do whatever is necessary to beat the competition. We could not have survived for 152 years without this attitude. I highly recommend a book called Who Moved My Cheese by Spencer Johnson. It is most appropriate for these times. We must all remember to look at the big picture. I believe the Membership is ready for change. It is needed and it will work.

Vote YES on June 28th.


                                      Sincerely,


                                      /s/ Michael P. Ryan

                                      Michael P. Ryan
                                      Second Vice Chairman

141 W. Jackson Blvd., Suite 1701-A
Chicago, Illinois 60604-2994
312 922-6765
Fax: 312 913-9512

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                               *    *    *    *

The following letter was distributed to CBOT members and membership interest holders on June 19, 2000 and is currently available at the Office of the Secretary.

                                 June 19, 2000


Dear Fellow Members:

One of the primary objectives of distributing the report describing the CBOT Restructuring Plan in May was to elicit dialogue from our membership. Since that time, we have received a tremendous amount of helpful feedback. Over the past several weeks, there has been a great deal of discussion and correspondence regarding the "most favored nation" rights contemplated under the Restructuring Plan as currently envisioned. Specifically, a number of members have argued that preferential pricing for CBOT members at the new electronic trading company should be extended into perpetuity, or at least for a period of time longer than the three years currently proposed in the plan.

In previous correspondence to you, I explained the business reasoning behind our initial recommendation that the "MFN" provision should apply for three years. However, I ask that you keep in mind that the Restructuring Plan, in its current form, is subject to further review by the Implementation Committee and the Board of Directors following the June 28th membership vote. Your "most favored nation" concerns have been noted by your Board of Directors, and subsequent to a successful vote on June 28th, I plan to ask the Implementation Committee to re-examine this issue.

In addition, the specific terms of the "MFN" issue as represented in the proposed restructuring plan do not preclude a second opinion. In the period between the first membership vote on June 28th and a subsequent member vote to approve the actual plan, I am willing to seek a second investment banker opinion on this matter.

It is important to realize, however, that the first vote does not determine member trading rights. This first vote positions the Board of Trade to restructure once an acceptable plan has been approved by the membership. Again, the details of the plan are subject to modification prior to our second vote.

We are committed to keeping open the issue of preferential pricing for CBOT members. An extraordinary amount of work has been put into crafting the Restructuring Plan and positioning our great institution to face the challenges ahead. But, there is much yet to be done. We cannot afford to delay. We must move forward while engaging in this and other important discourse.

I hope that you will not be distracted from the task at hand - repositioning the CBOT in Delaware and, in so doing, creating the opportunity for the CBOT and its members to own the future.

                                   Sincerely,


                                   David P. Brennan

                                   /s/ David P. Brennan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.


                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on June 19, 2000 and is currently available at the Office of the Secretary.

                                 June 19, 2000

DEAR FELLOW MEMBERS:

WE, THE UNDERSIGNED DIRECTORS BELIEVE OUR RESTRUCTURING INITIATIVE IS THE BEST PLAN FOR CHARTING THE FUTURE OF THE CHICAGO BOARD OF TRADE. WE URGE YOU TO VOTE YES ON STEP ONE, JUNE 28TH.

IN ORDER TO REMAIN COMPETITIVE, OUR EXCHANGE MUST RESTRUCTURE. EVEN THOSE OPPOSED TO PARTS OF OUR PLAN AGREE ON THAT POINT. VOTING FOR STEP ONE WILL BEST POSITION THE CBOT FOR FUTURE LEADERSHIP AND SUCCESS. PLEASE VOTE YES ON JUNE 28.

                                   SINCERELY,



/s/ Charles P. Carey                         /s/ Peter C. Lee
------------------------------               --------------------------
    Charles P. Carey                             Peter C. Lee

/s/ James E. Cashman                         /s/ Joseph Niciforo
------------------------------               --------------------------
    James E. Cashman                             Joseph Niciforo

/s/ Raymond Cahnman                          /s/ Robert F. Corvino
------------------------------               --------------------------
    Raymond Cahnman                              Robert F. Corvino

/s/ Michael A. Manning                       /s/ J. Andrew Wallace
------------------------------               --------------------------
    Michael A. Manning                           J. Andrew Wallace

/s/ James P. McMillin                        /s/ Veda Kaufman Levin
------------------------------               --------------------------
    James P. McMillin                            Veda Kaufman Levin

/s/ Joel R. Riechers                         /s/ Mark E. Cermak
------------------------------               --------------------------
    Joel R. Riechers                             Mark E. Cermak

/s/ Jay S. Sorkin                            /s/ Michael D. Walter
------------------------------               --------------------------
    Jay S. Sorkin                                Michael D. Walter

                                             /s/ Michael P. Ryan
                                             --------------------------
                                                 Michael P. Ryan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.


                                    * * * *

The following presentation was given to CBOT members and membership interest holders on June 21, 2000 and is currently available at the Office of the Secretary.

================================================================================
                            Chicago Board of Trade

                                    [LOGO]

                             CBOE Exerciser Rights

                               Kirkland & Ellis

================================================================================
                           CBOE Exerciser Rights --



                         Step One Is Not Even an Issue

================================================================================
Source of Exerciser Rights

  .    CBOE Certificate of Incorporation,

  .    Article Fifth(b) provides...

       . "every present and future member" of the Board of Trade

       .   "shall be entitled to be a member of"
           CBOE

       .   "without acquiring such membership for
           consideration or value"

================================================================================

CBOE Now Argues

  .     Changing state of incorporation invalidates CBOT contracts

  . Thus, changing state of incorporation extinguishes the exercise right . CBOT described in Article Fifth(b) as a "corporation organized and existing by Special Legislative Act of the General Assembly"

================================================================================

 CBOE's Argument Fails

  . Language in Article Fifth(b) is descriptive, and serves to identify the CBOT -- it is not substantive

  . 1992 Agreement is not invalidated because of change of state of incorporation

================================================================================

CBOE cannot Amend Article Fifth(b)
Without 80% Vote

 . Article Fifth(b) specifically provides that it cannot be amended without the "prior approval of not less than 80% of (i) the members of the Corporation admitted pursuant to this paragraph (b) and (ii) the members of the Corporation admitted other than pursuant to this paragraph (b), each such category of members voting as a separate class. . ."

================================================================================

Delaware Law

 . "the constituent corporations shall become a new corporation, or be merged into 1 of such corporations, as the case may be, possessing all the rights, privileges, powers and franchises as well of a public as of a private nature. . .of each such corporation so merged"
      --DGCL Section 259

================================================================================

Illinois Law

 . The surviving or new corporation following a merger "shall thereupon possess all the rights, privileges, immunities, and franchises, of a public or private nature, of each of the merging or consolidating companies. . ."
      --Illinois NFP Act, Section 111.50

================================================================================

The 1992 Agreement Also Protects the
Exerciser Right in Event of Merger

 . if the Board of Trade "merges or consolidates with or is acquired by or acquires another entity"

 .  the Exerciser Right survives if three conditions are met [ss.3(d)]

================================================================================

Three Conditions

 . surviving entity must be an exchange that provides a futures market or a market in options, securities or other instruments

 .  the 1402 CBOT Full Members are granted membership in the survivor exchange

 . those members must have full trading rights and privileges in all products traded on the survivor exchange

================================================================================

Restructuring Meets These 3 Conditions

 .  Is the survivor a               .  Yes: the Board of
    futures exchange?                  Trade will remain a
                                       futures exchange

 .  Are the Board of
    Trade's 1402 full               .  Yes: the 1402 full
    members granted                    members will be
    membership in the                  member/stockholders
    survivor?                          of the surviving
                                       exchange

================================================================================

Restructuring Meets These 3 Conditions

 .  Does that surviving             .  Yes:  the 1402
    membership entitle                 memberships would
    the holder to full                 entitle the holder to
    trading rights and                 full trading rights
    privileges?                        and privileges.

================================================================================

If CBOE Extinguishes Exerciser Right
the 1992 Agreement Provides for
Damages

  . "The parties mutually agree that either party to this Agreement may bring suit (on its own behalf or on behalf of its members, or both) to enforce the terms of this Agreement and to recover damages for any breach of this Agreement."
     . Section 6(c)

================================================================================

                            Chicago Board of Trade

                                    [LOGO]

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.

                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on June 21, 2000 and is currently available at the Office of the Secretary.

                                 June 21, 2000


Dear Fellow Members:

Yesterday, CBOE issued an Information Circular called "The Impact of The Proposed Restructuring of CBOT on the CBOE Exerciser Right." A copy is attached.

Only one argument in CBOE's Circular is relevant to the vote scheduled for June 28 on Step One of the Board of Trade Restructuring Plan. Despite months of discussion, CBOE now for the first time asserts that merely changing the Board of Trade's state of incorporation from Illinois to Delaware would extinguish the exercise right under Article Fifth (b) of the CBOE Certificate of Incorporation because the Board of Trade is described in that article as a "corporation organized and existing by Special Legislative Act of the General Assembly of the State of Illinois."

CBOE's attempt to transform a provision containing a legal description of a party into an ongoing substantive term is preposterous. This eleventh hour attempt to derail our restructuring efforts contravenes basic principles of law and specific contractual provisions. A contract or agreement is not invalidated because a corporation changes its state of incorporation. Indeed, Illinois and Delaware corporate statutes confirm that in a merger of two corporations, as is contemplated by Step One, the merged entity retains the rights and privileges of the merging corporations. Moreover, a provision of the 1992 Agreement CBOE expressly references later in its Circular authorizes the Board of Trade to restructure through a merger and retain the CBOE exerciser right if three conditions are met; maintaining the Board of Trade's current corporate status is not one of these conditions, contrary to CBOE's view today.

The remainder of the CBOE circular raises issues related to possible later restructuring events. They have been addressed by our legal counsel in depth at the floor and informational meetings that have been held, and in the materials that have been distributed. In any event, they are not relevant to the June 28 vote.

Also regarding the June 28 vote, a member has asked whether legal counsel to the Implementation Committee, Piper Marbury Rudnick & Wolfe, concurs with the legal analysis of legal counsel to the Board of Directors and the Board of Trade, Kirkland & Ellis, with regard to the CBOE exercise right, and the description of this analysis as set forth in the Restructuring Report, the Ballot Disclosure and the Restructuring Q & A. The answer is yes.

                                   Sincerely,

                                   /s/ David P. Brennan
                                   David P. Brennan


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.


                                    * * * *

The following letter was distributed to CBOT members and membership interest holders on June 21, 2000 and is currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

June 21, 2000

                                     NOTICE

RE: CBOE EXERCISE ISSUE IN CONNECTION WITH RESTRUCTURING

Attorneys from Kirkland & Ellis, outside legal counsel, will be available to answer members' questions on the CBOE exercise issue:

                        TODAY, JUNE 21, 1:30 - 3:00 P.M.
                             VISITOR CENTER THEATER
                                   (5TH FLOOR)


                                         /s/ Paul J. Draths

                                         Paul J. Draths
                                         Vice President and Secretary

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3500

The following letter and attachments thereto were distributed to CBOT members and membership interest holders on June 21, 2000 and are currently available at the Office of the Secretary.

                                                   [LOGO] Chicago Board of Trade

David P. Brennan
Chairman of the Board

                                  June 21, 2000


Dear Fellow Members:

Yesterday, CBOE issued an Information Circular called "The Impact of The Proposed Restructuring of CBOT on the CBOE Exerciser Right." A copy is attached.

Only one argument in CBOE's Circular is relevant to the vote scheduled for June 28 on Step One of the Board of Trade Restructuring Plan. Despite months of discussion, CBOE now for the first time asserts that merely changing the Board of Trade's state of incorporation from Illinois to Delaware would extinguish the exercise right under Article Fifth (b) of the CBOE Certificate of Incorporation because the Board of Trade is described in that article as a "corporation organized and existing by Special Legislative Act of the General Assembly of the State of Illinois."

CBOE's attempt to transform a provision containing a legal description of a party into an ongoing substantive term is preposterous. This eleventh hour attempt to derail our restructuring efforts contravenes basic principles of law and specific contractual provisions. A contract or agreement is not invalidated because a corporation changes its state of incorporation. Indeed, Illinois and Delaware corporate statutes confirm that in a merger of two corporations, as is contemplated by Step One, the merged entity retains the rights and privileges of the merging corporations. Moreover, a provision of the 1992 Agreement CBOE expressly references later in its Circular authorizes the Board of Trade to restructure through a merger and retain the CBOE exerciser right if three conditions are met; maintaining the Board of Trade's current corporate status is not one of these conditions, contrary to CBOE's view today.

The remainder of the CBOE circular raises issues related to possible later restructuring events. They have been addressed by our legal counsel in depth at the floor and informational meetings that have been held, and in the materials that have been distributed. In any event, they are not relevant to the June 28 vote.

Also regarding the June 28 vote, a member has asked whether legal counsel to the Implementation Committee, Piper Marbury Rudnick & Wolfe, concurs with the legal analysis of legal counsel to the Board of Directors and the Board of Trade, Kirkland & Ellis, with regard to the CBOE exercise right, and the description of this analysis as set forth in the Restructuring Report, the Ballot Disclosure and the Restructuring Q & A. The answer is yes.


                                        Sincerely,


                                        /s/ David P. Brennan

                                        David P. Brennan

141 W. Jackson Blvd.
Chicago, Illinois 60604-2994
312 435-3601
Fax: 312 341-3392

We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                                   Information Circular IC-00-62

Memorandum

TO:   The Membership

FROM: Office of the Chairman

DATE: June 20, 2000

RE:   The Impact of the Proposed Restructuring of CBOT on the CBOE Exercise
      Right

--------------------------------------------------------------------------------

      In the face of the Board of Trade's decision to proceed with a membership vote on its restructuring plan, a number of our members have asked us to describe in greater detail why CBOE believes the restructuring would result in the extinguishment of the exercise right, and at what point in the implementation of the restructuring program the exercise right would be extinguished. This circular is intended to address these questions.

      Before describing why the proposed restructuring as described by CBOT would result in the extinguishment of the exercise right, we should point out that CBOE was never consulted by CBOT when it was formulating its restructuring proposal. If we had been consulted, we would have described our concerns and would have attempted to reach agreement on ways for CBOT to restructure that would have preserved the exercise right or its equivalent for the benefit of the CBOT membership. In the absence of any opportunity to discuss these issues with CBOT, we have been forced to react to the restructuring program as it has been described.

      There are several reasons why the proposed restructuring would result in the extinguishment of the exercise right. The first follows from the literal language of Article FIFTH of CBOE's Certificate of Incorporation, which is the source of the exercise right. Recognizing that the exercise right could continue in perpetuity, that Article was narrowly drawn to refer specifically to "the Board of Trade of the City of Chicago, a corporation organized and existing by Special Legislative Charter of the General Assembly of the State of Illinois," and provides that "every present and future member of said Board of Trade" is entitled to exercise a right to become a member of the CBOE. Nothing in Article FIFTH would allow the exercise right to be transferred to any successor to or assignee of the Board of Trade, whether pursuant to a reorganization the Board of Trade or otherwise. The restructuring that has been proposed by CBOT would result in the disappearance of the Illinois corporation that is now the Board of Trade when it merges with and into a new Delaware corporation, with the Delaware corporation as the survivor of the merger. Under the language of Article FIFTH, when the Illinois Board of Trade disappears, the exercise right disappears with it.

      Note that the extinguishment of the exercise right would not happen at the time CBOT members might vote to authorize a merger with the new Delaware corporation, but rather would occur upon the effectiveness of the merger.

      Other reasons why the proposed restructuring would result in the extinguishment of the exercise right relate to the overall restructuring proposal and not just the reincorporation of CBOT as a Delaware corporation. The restructuring program contemplates not only the reincorporation of CBOT as a Delaware nonstock corporation, but also its conversion into a Delaware for-profit corporation and the creation of a new electronic trading vehicle ("EBOT") that will be an independent, separately owned for-profit corporation. As described by CBOT, "The reorganized electronic trading company ... is currently expected to trade every product currently offered by the CBOT with full fungibility of such products and clearing functions provided by the Board of Trade Clearing Corporation." Thus as a result of the proposed restructuring, trading rights now enjoyed by CBOT members to trade exclusively the products traded on CBOT and cleared through BOTCC will be split between members of CBOT and persons who have access to the new open-access electronic exchange.

      If the exercise right were to survive such a split-up of trading rights, the result would be extremely dilutive of CBOE trading rights, since CBOT members would for the first time be able to trade all products now traded on CBOT (via access to the new electronic exchange) even if they have exercised the right to become members of CBOE. In other words, today approximately 700 of the 1,402 CBOT members have chosen to trade CBOT products and the remaining 700 have chosen to exercise to trade CBOE products. If the exercise right were to survive the proposed restructuring, the same 700 (or more) CBOT members could continue to trade CBOT products via EBOT, while all 1,402 CBOT members could exercise to become members of CBOE.

      This result is entirely inconsistent with the intent of Article FIFTH, as was made clear in the 1992 Agreement between CBOT and CBOE. Section 2(b) of that Agreement provides that, "in the event the CBOT splits or otherwise divides CBOT Full Memberships into two or more parts, all such parts, and the trading rights and privileges appurtenant thereto, ... must be in the possession of an individual as either an Eligible CBOT Full Member or an Eligible CBOT Full Member Exerciser Delegate in order for that individual to be eligible to be an Exerciser Member." After the restructuring, CBOT members will no longer have all of the trading rights and privileges they previously had, since they will have lost the exclusive right to trade CBOT products and the exclusive right to have these products cleared through BOTCC.

      Note that Section 2(b) of the 1992 Agreement is not just concerned with trading rights, but also requires that all "parts" into which CBOT memberships are divided must be in the possession of an individual in order for that individual to continue to have the exercise right. Thus a separate reason for denying the exercise right would apply to any CBOT member who does not continue to hold all of the shares of both new CBOT and EBOT that were distributed to him or her in the restructuring of CBOT. For example, after the restructuring a CBOT Delegate would not only have to be in possession of all CBOT trading rights, but would also have to possess all of the shares of stock in EBOT and new CBOT that were issued in the restructuring in respect of an old CBOT membership.

      Finally, because the overall restructuring, described by CBOT as an "integrated plan," involves a merger, it must satisfy Section 3(d) of the 1992 Agreement, which applies to the circumstance where CBOT merges or consolidates with another entity. That Section requires CBOT as the survivor of a merger to satisfy three conditions in order for the exercise right to continue in effect: namely, (i) it must continue to be a commodity futures exchange; (ii) the 1,402 CBOT Full Members prior to the merger must be granted membership in the survivor; and (iii) as members following the merger, they must have "full trading rights and privileges in all products then or thereafter traded on the survivor." As a stock corporation, CBOT would no longer have members but instead would have stockholders, and thus would not satisfy the requirements of clauses (ii) and (iii) of Section 3(d). Similarly, the trading rights of former members of CBOT in new CBOT following the reorganization will not be "full" trading rights as that concept has existed ever since Article FIFTH was adopted, since as discussed above the trading "rights" of these persons will now be shared with all persons who have access to the new EBOT.

      We are confident of our position that the exercise right will not survive the proposed restructuring of CBOT even if the restructuring is approved by CBOT's members, since any different result would dilute the value of CBOE memberships in a way that was never contemplated under the terms of Article FIFTH of CBOE's Certificate of Incorporation and the 1992 Agreement. In this connection, we must point out that on the one prior occasion when CBOT proposed taking action with respect to the exercise right that would have diluted the value of CBOE memberships (involving an effort to split off the exercise right from the right to lease a CBOT membership), CBOE took the position that this would result in the extinguishment of the exercise right. CBOT challenged CBOE's position in court, and CBOE succeeded in having the action dismissed. (Buckley et al. v. Chicago Board Options Exchange, Inc. (Board of Trade of the City of Chicago, Plaintiff Appellant), 109 Ill. App. 3d 462 (Appellate Court of Illinois, 1982))

      We have been reluctant to describe in detail exactly why the proposed restructuring is inconsistent with the preservation of the exercise right as we are now doing, simply because we had hoped to be able to resolve this matter in the merger discussions we were having with CBOT, rather than having it be the subject of a legal dispute between our two great exchanges. We still prefer a negotiated resolution which, even if the outcome is not a merger of CBOT and CBOE, would permit CBOT to restructure in whatever way it wishes while assuring that CBOT members receive fair value for the exercise right. We hope CBOT is willing to continue discussions with us in an effort to reach such a negotiated resolution.

      We will continue to keep our membership informed of developments. Meanwhile, if members have any questions, please feel free to contact any of us.


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